03032869

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

15th October, 2003.

Attn: Filing Desk - Stop 1-4

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 22 2003
WASH. D.C. 181

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th October 2003, I enclose one copy of the following items that the Company or its representatives have delivered to the London Stock Exchange:

(a) an announcement dated 13th October 2003, confirming that AXA S.A. and its subsidiaries have decreased their holding in EMI Group plc Ordinary Shares of 14p each and, as at 10th October 2003, held 37,739,743 shares, being 4.78% of the shares in issue.

(b) an announcement filed on behalf of the Company and dated 14th October 2003, confirming that an application had been made to the UK Listing Authority for admittance to the Official List of the Company's issue of €425m 8.625% Senior Notes due 2013. A copy of the related Listing Particulars is enclosed.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 10/24

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 03/47

Company Announcements Office,
London Stock Exchange.

13th October, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by AXA Investment Managers UK Ltd, in a letter dated 13th October 2003 and received by fax on the same day, that AXA S.A. and its subsidiaries have decreased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 10th October 2003, held 37,739,743 shares, being 4.78% of the shares in issue. We are advised that the said shares comprise a material interest of 31,313,585 shares or 3.97% of the shares in issue, and a non-material interest of 6,426,158 shares or 0.81% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

Full Text Announcement

Company	EMI Group PLC
TIDM	EMI
Headline	Listing Particulars
Released	13:34 14 Oct 2003
Number	8807Q

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 14 October 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	€425,000,000 8.625% Senior Notes due 2013
ISSUER:	EMI Group plc
INCORPORATED IN:	England
GUARANTORS:	EMI Group Finance plc
	Capitol Records, Inc.
	Virgin Records Limited
	EMI Music Publishing Limited
	EMI Records Limited
	EMI Music International Services Limited
	VRL 1 Limited
	EMI Group International Holdings Limited
INCORPORATED IN:	England, except Capitol Records, inc. which is incorporated in the USA

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Cazenove 20 Moorgate London EC2R 6DA	The Bank of New York One Canada Square London E14 5AL

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Company website

Close

Ref: 82-373

Ref: 82-373

€425,000,000

EMI Group plc

8.625% Senior Notes due 2013

EMI Group plc is offering €425,000,000 aggregate principal amount of its 8.625% senior notes due 2013. We will pay interest on the notes semi-annually on April 15 and October 15, commencing on April 15, 2004, payable in arrears. At any time on or after October 15, 2008, we may redeem all or part of the notes by paying a customary premium. In addition, prior to October 15, 2006, we may redeem up to 35% of the notes with the net proceeds from specified equity offerings. In the event of a change of control or a sale of certain assets, we may be required to offer to purchase the notes from you. The notes will be unsecured, senior obligations and will rank equally in right of payment with borrowings under the new senior revolving credit facility that we expect to enter into at the closing of this offering and our existing senior notes. The notes will be guaranteed, jointly and severally, on an unsecured senior basis by the same subsidiaries that are expected to guarantee borrowings under the new senior revolving credit facility and certain other indebtedness.

This offering memorandum includes information on the terms of the notes, including redemption and repurchase prices, covenants and transfer restrictions.

Application has been made to admit the notes to the Official List of the U.K. Listing Authority and to admit the notes to trading on the London Stock Exchange's market for listed securities.

Investing in the notes involves a high degree of risk. See "Risk Factors" beginning on page 11.

Neither the notes nor the guarantees have been or will be registered under the U.S. federal securities laws or the securities laws of any other jurisdiction. The initial purchasers named below are offering the notes only to qualified institutional buyers in accordance with Rule 144A of the U.S. Securities Act of 1933, as amended, and to persons outside the United States in accordance with Regulation S of the U.S. Securities Act. See "Notice to Investors" for additional information about eligible offerees and transfer restrictions.

Price: 100% plus accrued interest from the issue date.

The notes will be made ready for delivery, in book-entry form through Euroclear and Clearstream, Luxembourg, on or about October 3, 2003, against payment in immediately available funds.

The Royal Bank of Scotland **Barclays Capital** **Citigroup**

Joint Book-Running Lead Managers

The date of this offering memorandum is September 29, 2003.



EMI Recorded Music
Top 20 Albums 2002–03

Robbie Williams
Escapology

1 Norah Jones
Come Away With Me
[illegible]m

2 Robbie Williams
Escapology
5.8m

3 Coldplay
A Rush Of Blood To The Head
5.6m



ROLLING STONES FORTY LICKS
MENSCH

4 Rolling Stones
Forty Licks
5.5m

5 Utada Hikaru
Deep River
4.2m

6 Herbert Grönemeyer
Mensch
3.0m

7 Blue
One Love
2.5m



Renaud
QUEEN
GREATEST HITS I II & III
Atomic Kitten
FEELS SO GOOD

8 Renaud
Boucan d'enfer
[illegible]m

9 Queen
Queen Platinum Collection
[illegible]m

10 Kylie Minogue
Fever
1.6m

11 Atomic Kitten
Feels So Good
1.6m



Snoop Dogg
best of
bowie
1

12 Paul McCartney
Back In the U.S. Live 2002
[illegible]m

13 Snoop Dogg
Paid Tha Cost To Be Da Bo$$
1.3m

14 David Bowie
Best of Bowie
1.3m

15 The Beatles
1
1.2m



MOBY
18
COLDPLAY PARACHUTES
THE VINES

16 Massive Attack
100th Window
[illegible]m

17 Moby
18
1.0m

18 George Harrison
Brainwashed
1.0m

19 Coldplay
Parachutes
1.0m

20 The Vines
Highly Evolved
0.9m

TABLE OF CONTENTS

You should rely only on the information contained in this document or to which we have referred you. We have not authorised anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell the notes. The information in this offering memorandum may only be accurate on the date of this document.

In connection with this offering, The Royal Bank of Scotland plc or its affiliate or anyone acting on their behalf may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on The Royal Bank of Scotland plc or its affiliates or anyone acting on their behalf to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

IMPORTANT INFORMATION FOR INVESTORS

EMI Group plc accepts responsibility for the information contained in this offering memorandum. To the best of the knowledge and belief of the EMI Group plc (which has taken all reasonable care to ensure that such is the case), the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Neither the notes nor the guarantees described in this offering memorandum have been registered with, recommended by or approved or disapproved by the U.S. Securities and Exchange Commission (the "U.S. SEC") or any other securities commission or regulatory authority, nor has the U.S. SEC or any other securities commission or authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offence.

You are not to construe the contents of this offering memorandum as investment, legal or tax advice. You should consult your own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of a purchase of the notes. We are not, and the initial purchasers are not, making any representation to you regarding the legality of an investment in the notes under applicable investment or similar laws.

In making an investment decision regarding the notes offered by this offering memorandum, you must rely on your own examination of our company and the terms of the offering, including, without limitation, the merits and risks involved. The offering is being made solely on the basis of this offering memorandum. Any decision to purchase notes in the offering must be based solely on the information contained in this offering memorandum. By purchasing the notes you will be deemed to have acknowledged that:

- you have reviewed this offering memorandum;
- you have had an opportunity to request, receive and review all additional information that you need from us;
- you have made certain acknowledgements, representation and agreements as set forth under the caption "Notice to Investors;" and
- The Royal Bank of Scotland plc, Barclays Capital and Citigroup Global Markets Limited (the "initial purchasers") and their respective selling agents are not responsible for, and are not making any representation or warranty to you concerning, our future performance or the accuracy or completeness of this offering memorandum.

No person is authorised in connection with any offering made by this offering memorandum to give any information or to make any representation not contained in this offering memorandum, and, if given or made, any other information or representation must not be relied upon as having been authorised by us or the initial purchasers. The information contained in this offering memorandum is as of the date hereof and subject to change, completion or amendment without notice. The delivery of this offering memorandum at any time after the date hereof shall not, under any circumstances, create any implication that there has been no change in the information set forth in this offering memorandum or in our affairs since the date of this offering memorandum.

This offering memorandum contains references to domain names and websites which we maintain and operate. Any reference in this offering memorandum to any of our websites is not an active hyperlink nor is the information on these websites incorporated by reference into this offering memorandum.

This offering memorandum is being provided on a confidential basis for informational use solely in connection with consideration of a purchase of the notes (i) to "qualified institutional buyers" and (ii) to persons in offshore transactions complying with Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Its use for any other purpose is not authorised. This offering memorandum may not be copied or reproduced in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the prospective investors to whom it is being provided.

Notwithstanding anything herein to the contrary, any party to this offering memorandum (and each employee, representative, or other agent of any party to this offering memorandum) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this offering memorandum, and all materials of any kind (including opinions or other tax analyses) related to such tax treatment and tax structure; *provided that* this sentence shall not permit any person to disclose the name of, or other information that would identify, any party to such transactions or to disclose confidential commercial information regarding such transactions.

This offering is being made in reliance upon an exemption from registration under the U.S. Securities Act for an offer and sale of the notes that does not involve a public offering. Prospective purchasers are hereby notified that sellers of the notes may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A thereunder. In making your purchase, you will be deemed to have made certain acknowledgments, representations and agreements as set forth under the caption "Notice to Investors" below.

These notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and all other applicable securities laws. Please see "Notice to Investors." You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

This communication is directed only at persons who (i) are outside the United Kingdom, or (ii) have professional experience in matters relating to investments, or (iii) are persons falling within Article 49(2)(a) to (d), "high net worth companies, unincorporated associations, etc.", of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, all such persons together being referred to as "relevant persons." This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The information set out in the sections of the offering memorandum describing clearing and settlement is subject to any change or reinterpretation of the rules, regulations and procedures of each of Euroclear Bank S.A. / N.V., as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), currently in effect. Investors wishing to use these clearing systems are advised to confirm the continued applicability of their rules, regulations and procedures. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, book-entry interests held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to these book-entry interests.

Application has been made (i) to the U.K. Financial Services Authority (the "U.K. Listing Authority"), in its capacity as competent authority under the U.K. Financial Services and Markets Act 2000 ("FSMA"), for the notes to be admitted to the Official List of the U.K. Listing Authority (the "Official List") and (ii) to the London Stock Exchange plc (the "London Stock Exchange") for the notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities will constitute official listing on the London Stock Exchange.

If approved by the U.K. Listing Authority, this offering memorandum will comprise listing particulars in relation to the notes as required by Section 74 of the FSMA for the purpose of giving information with regard to us and the notes.

If approved by the U.K. Listing Authority, copies of the listing particulars will be delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the FSMA.

We cannot guarantee that our application to admit the notes to the Official List of the U.K. Listing Authority and to admit the notes to trading on the London Stock Exchange's market for listed securities will be approved as of the settlement date for the notes or at any time thereafter, and settlement of the notes is not conditioned on obtaining this listing.

We reserve the right to withdraw this offering of the notes at any time and we and the initial purchasers reserve the right to reject any commitment to subscribe for the notes in whole or in part and to allot to any prospective purchaser less than the full amount of notes sought by such purchaser. The initial purchasers and certain related entities may acquire for their own account a portion of the notes. See "Plan of Distribution."

The distribution of this offering memorandum and the offer and sale of the notes may be restricted by law in some jurisdictions. This offering memorandum does not constitute an offer to sell or an invitation to subscribe for or purchase any of the notes in any jurisdiction in which such offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation. Persons into whose possession this offering memorandum comes must inform themselves about and observe any such restrictions. For a description of the

restrictions on offers, sales and resales of the notes and distribution of this offering memorandum, see "Notice to Investors." Neither we nor the initial purchasers are making any representation to any offeree or purchaser under any applicable law.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated 1995, as amended (the "RSA"), with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the secretary of state of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person security or transaction. It is unlawful to make, or cause to be made, to any prospective investor, customer or client any representation inconsistent with the provision of this paragraph.

ENFORCEABILITY OF LIABILITIES AND SERVICE OF PROCESS

EMI Group plc, as well as EMI Group Finance plc, Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited and EMI Group International Holdings Limited (seven of the nine guarantors) are incorporated under the laws of England and Wales. EMI Group Finance (Jersey) Limited is a Jersey company. The majority of our directors and executive officers are non-residents of the United States, and a substantial portion of our assets and those of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them in U.S. courts judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States, and there is doubt as to the enforceability in England in original actions or in actions for enforcement of judgments of U.S. courts of civil liabilities predicated upon the federal securities laws of the United States.

FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this offering memorandum. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this offering memorandum. Among the key factors that have a direct bearing on our results of operations are:

- the impact of heightened and intensive competition in the recorded music and music publishing businesses, including competition from other forms of entertainment and leisure activities;
- the impact of music distribution on the Internet or the introduction of other new music distribution formats;
- our ability to continue to grow our recorded music and music publishing businesses and successfully take advantage of new business opportunities, such as marketing secure digital music on the Internet;
- our ability to identify, sign, retain and promote artists and songwriters that satisfy the changing tastes of consumers;
- the impact of music piracy and other forms of copyright infringement on the music industry;
- our ability and the ability of our joint venture partners to operate satisfactorily our existing joint ventures;
- our ability to successfully implement our operating strategies;

- our ability to attract and retain qualified personnel;
- changes in economic conditions;
- fluctuation of exchange rates; and
- changes in law and government regulations.

These and other factors are discussed in "Risk Factors" and elsewhere in this offering memorandum.

Because the risk factors referred to in this offering memorandum could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this offering memorandum by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

INDUSTRY AND RELATED DATA

Industry data and certain industry forecasts used in this offering memorandum were obtained from internal surveys, market research, publicly available information and industry publications such as the International Federation of the Phonographic Industry (the "IFPI"). Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and neither we nor the initial purchasers make any representation or warranty as to the accuracy or completeness of the industry and related data set forth in this offering memorandum.

AVAILABLE INFORMATION

To permit compliance with Rule 144A under the U.S. Securities Act ("Rule 144A") in connection with the sale of the notes, we will furnish, upon request of a holder or beneficial owner of a note who is a QIB or a prospective investor who is a QIB within the meaning of Rule 144A, designated by such holder or beneficial owner, the information relating to us to be delivered under Rule 144A(d)(4) under the U.S. Securities Act if at the time of the request (a) we are neither a reporting company under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act and (b) the notes are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act. Any request should be made to us at our headquarters and registered office, located at 27 Wrights Lane, London W8 5SW, England (telephone: +44-20-7795-7000). We currently are exempt from reporting pursuant to Rule 12g3-2(b).

CURRENCY AND FINANCIAL INFORMATION PRESENTATION

We publish consolidated financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). We maintain our accounting records and publish our statutory financial statements under the Companies Act 1985 (as amended) and U.K. corporate regulations. U.K. GAAP differs in certain important respects from accounting principles generally accepted in the United States ("U.S. GAAP"), and we have included in this offering memorandum a description of differences between U.K. GAAP and U.S. GAAP that we consider to be significant to our profit attributable to members of the Holding Company or shareholders' funds.

We have included in this offering memorandum our audited financial statements for the fiscal years ended March 31, 2001 (restated), 2002 and 2003. The financial information concerning us in this offering memorandum does not constitute statutory accounts within the meaning of Section 240 of the Companies Act. Statutory accounts in respect of the fiscal years ended March 31, 2001, 2002 and 2003 have been delivered to the Registrar of Companies for England and Wales. In respect of each of those statutory accounts, our auditors have given unqualified reports which did not contain a statement under Section 237(2)-(3) of the Companies Act.

We publish our consolidated financial statements in pounds sterling. Unless we note otherwise, all amounts in this offering memorandum are expressed in pounds sterling. For your convenience, this offering memorandum contains translations of pounds sterling into euro on the date specified. See "Exchange Rate Information" for historical information about the exchange rates. In addition, unless otherwise stated, we have translated principal amounts of certain of our indebtedness denominated in other currency into pounds sterling and, for this purpose, have used the March 31, 2003 Bloomberg Composite Rates of £1.00 = €1.448 and £1.00 = 1.579. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

In this offering memorandum, references to "£", "pounds sterling", "pence" or "p" are to the lawful currency of the United Kingdom, "$" or "dollars" are to the lawful currency of the United States of America and references to "€" or "euro" are to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union (EMU) of the Treaty Establishing the European Community, as amended from time to time.

In this offering memorandum, we present certain non-GAAP financial measures such as Adjusted EBITDA, Adjusted EBITA and Adjusted PBT. Definitions and reconciliations of these measures are set forth on pages 22-23.

SUMMARY

This summary highlights information contained elsewhere in this offering memorandum. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire offering memorandum carefully including the "Risk Factors" section, our consolidated financial statements and the notes to those financial statements. Unless the context otherwise requires, all references to the "Company" refer solely to EMI Group plc on an unconsolidated basis, and all references to "the Group," "we," "us," or "our" refer to EMI Group plc and its subsidiaries on a consolidated basis.

Company Overview

We are the world's leading independent music company and one of the largest and most profitable music companies in the world. Our business is comprised of two divisions: Recorded Music and Music Publishing.

Our Recorded Music business is the third largest in the world based on turnover. We have one of the world's most extensive catalogues of recordings, with over three million individual tracks. Of these tracks, approximately 600,000 are currently in active release on over 50,000 albums. Our record labels include EMI, Virgin, Capitol, Parlophone, Chrysalis, Mute, Blue Note and EMI Classics and are home to a diverse roster of over 1,300 artists who encompass a wide range of musical genres from classical, jazz, country and Christian music to alternative, rock, pop, rap/urban and dance music. For the year ended March 31, 2003, our Recorded Music business generated turnover of £1,774.2 million and Adjusted EBITDA of £188.6 million.

Our Music Publishing business is the world's largest music publisher in terms of turnover, with rights to over one million copyrights in musical compositions. Our roster of approximately 800 songwriters is responsible for many of the hit songs of today. For the year ended March 31, 2003, our Music Publishing business generated turnover of £401.2 million and Adjusted EBITDA of £108.4 million.

We are a global company, with revenues balanced across all geographic regions of the world. With over 90 companies active in 50 countries, we provide our artists and songwriters, who come from a wide range of national backgrounds, access to the world's most important music markets. This strong local presence has been increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. Our balanced portfolio of international businesses also creates a more stable platform for us, as macroeconomic trends in one country are balanced and mitigated by trends in other parts of the world.

Market Position

Our Recorded Music and Music Publishing businesses each have consistently held leading positions in their respective industries, demonstrating their ongoing ability to attract high quality talent and to market and promote their creative output.

Throughout most of the 1990s our core industry of recorded music experienced strong growth as legitimate demand for music was driven by broad acceptance of the CD and music distribution expanded into new retail channels. That changed markedly at the end of the decade, however, and the industry has declined progressively over the last three years, due to a combination of factors, including economic weakness, growth in competing entertainment products, the availability of attractive product, and, most importantly, increases in piracy.

Strengths

We believe we benefit from a number of strengths, including:

- ***A deep and diverse portfolio of music assets generating strong results on a consistent basis.*** We have built an extensive bank of content in terms of international scope, breadth of musical styles and genre and quality. This portfolio of music recordings and musical compositions enjoys strong demand each year.
    - Our Recorded Music business has a catalogue of music recordings comprised of over 3 million tracks including classics by the Beatles, the Rolling Stones, Pink Floyd, Frank Sinatra, Queen and the Beach Boys, as well as newer releases by artists including Robbie Williams, Kylie Minogue, Coldplay and Norah Jones. Our historic catalogue contains hit recordings that continue to produce strong cash flows year after year with limited incremental marketing costs. For example, Pink Floyd's "Dark Side of the Moon" sold over 675,000 copies in fiscal 2003, almost 30 years following its initial release.

- Our Music Publishing business has the world's largest and most extensive catalogue of musical compositions with over one million copyrights owned, controlled or administered. Our historic catalogue includes classics such as "New York, New York," "Wild Thing," "Imagine," "Over the Rainbow," "Singin' in the Rain," "My Girl," "Maggie May," "Louie Louie," "Stop! In the Name of Love," "We are the Champions," and "I Heard It Through the Grapevine." The catalogue also includes songs from newer songwriters such as Sting, Norah Jones, Enya and Diane Warren. Both our historic and current catalogues consistently generate high levels of uses and produce stable cash flows year after year. Through this portfolio, our Music Publishing business has been able to generate average Adjusted EBITDA of £103.9 million over the past five years.

Both our Recorded Music and Music Publishing businesses are continuously adding content to our catalogues to ensure they remain dynamic and growing resources.

- ***Proven ability to attract, develop and retain recording artists and songwriters with long-term staying power.*** We have demonstrated a disciplined and effective approach to developing our portfolio of artists and songwriters.

  - Our Recorded Music business has developed a strong roster of recording artists that combines international superstars with local artists and promising new talent. This balanced portfolio enhances stability and allows us to effectively serve diverse markets and meet the ongoing shifts in the demand for music. Our artists from around the world who have developed a large base of loyal fans, releasing multiple successful albums, include Robbie Williams, Norah Jones, Kylie Minogue, Sir Paul McCartney, Coldplay, Radiohead, Blur, Blue, Atomic Kitten, Air, Daft Punk, Lenny Kravitz, Rachelle Ferrelle, Renaud, Hevia, Utada Hikaru, Axelle Red, Tiziano Ferro, Vasco Rossi, Manu Chao, Ringo Sheena, Yumi Matsutoya and Herbert Grönemeyer.

  - Our Music Publishing business's strong creative approach, global reach and proactive marketing allows us to effectively market the talents of our songwriters and generate additional uses for their copyrights in local and international markets. This enables us to attract some of the world's best songwriters, including Aerosmith, Enya, Matchbox Twenty, Sting, Alicia Keys, Norah Jones, Jamiroquai, Blur, Simply Red, Rod Stewart, Jewel, Texas, Third Eye Blind, White Stripes, Ms Dynamite, Pink, Diane Warren, Dallas Austin, Pharrell Williams, Rodney Jerkins, Eros Ramazzotti and Enrique Iglesias.

- ***Proven ability to manage our cost base.*** From fiscal 2001 to fiscal 2003, we reduced our fixed costs before acquisitions by approximately £100 million, our staff by approximately 1,900 and our Recorded Music artist roster by approximately 25%. As a result of these actions, combined with a strong focus on the development of profitable sales, Adjusted EBITA of our Recorded Music business increased by more than 80% in fiscal 2003 compared to the prior year. See "Selected Consolidated Historical Financial and Other Data." Our Music Publishing business has consistently maintained a low cost base as evidenced by its strong operating margins (25.8% in each of the last two fiscal years). Our cost base is characterised by a high proportion of variable and semi-variable costs which, together with the ability to further shift costs from fixed to variable through outsourcing, allows us to respond quickly to industry changes.

- ***Strong and experienced management team.*** We enjoy great depth of management expertise at both the corporate and the operating level. The management of our Recorded Music and Music Publishing businesses are widely regarded as among the best in the music business. Alain Levy, CEO of our Recorded Music business, who built PolyGram (now part of Universal Music Group) into the industry leader in recorded music, and Martin Bandier, CEO of our Music Publishing business, who co-founded SBK Entertainment World Inc. in 1986, which now forms the core of our Music Publishing business, each have a strong track-record of success and, collectively, have over 60 years of experience in the music business.

Strategy

Our business is music, and it is our aim to remain focused on music. We are committed to providing consumers with the music they want, the way they want and at a value they find compelling. To that end, we continue to work with retailers, distributors and technology companies to seek new opportunities and improve the value proposition we offer to our customers.

We believe that our business strategy will not only help to stabilise the music industry over the medium term, but will also facilitate our return to sales growth. The primary elements of this strategy are to:

- ***Maximise value from our portfolio of music assets through traditional channels.*** We will seek to continue to exploit, through a wide array of opportunities, our high quality catalogues of recordings and musical compositions to generate profitable sales.
  - Our Recorded Music business continually focuses on generating sales and creating brands, both by developing superstar artists and by compiling successful recordings into new works with strong consumer appeal such as the Beatles album, "1," which has sold over 24 million copies worldwide, as well as the "Now" series of current hit compilations (currently one of the best selling compilations in the world).
  - Our Music Publishing business continually seeks new ways to promote our song catalogue to artists, record companies, film and television producers, event organisers, advertising agencies and multimedia producers, including through sampling (the use of samples of existing songs in new recordings), such as Sean "P. Diddy" Combs' use of the Sting song "Every Breath You Take," cover versions of older hit songs, such as Geri Halliwell's version of "It's Raining Men," and in computer games, such as "Grand Theft Auto" in which 22 of our copyrights were used.
- ***Continue to improve our portfolio by focusing on artists and songwriters with long-term potential.*** We seek to enhance the quality of our musical offerings by continuing to identify artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are eagerly anticipated by fans and whose music will continue to generate sales as part of our catalogue on an on-going basis. We will continue to seek to identify and develop songwriters whose product will become the hits of today and the classics of tomorrow. To ensure that our marketing and sales efforts are focused on our most promising talent, we will continue to actively manage our existing roster of artists and songwriters. We are also pursuing innovative arrangements with our artists and songwriters to generate additional revenue streams.
- ***Exploit opportunities presented by new technologies and changing music consumption.*** The Internet and digital distribution are driving a vast increase in the demand for music. While today the demand is largely in the form of piracy, we believe that the development of a legitimate channel for music on-line holds promise for the industry. We seek to exploit the Internet and new technologies such as DVD audio, mobile phone ring tunes, Internet radio and other wireless applications as further distribution channels for our content.
- ***Continue to act to contain physical and digital piracy.*** Containing piracy is a priority for our business and, accordingly, we:
  - have appointed an anti-piracy officer in each of our recorded music businesses around the world who report to a worldwide Senior Vice President for Anti-Piracy. We have also created an office of governmental affairs, through which we continually lobby governments for the creation of new laws and the enforcement of existing laws relating to the protection and extension of copyright. Additionally, we are actively pursuing litigation, on our own and with industry associations, to combat copyright infringements; and
  - are applying new technologies (such as copy protection on CDs) to help mitigate the piracy problem and are encouraging the development of attractive alternative legitimate on-line product offerings.
- ***Continue to actively manage our cost structure and improve the effectiveness of our business.*** We continue to focus on reducing costs while seeking to expand our business through new and evolving channels. As part of our efforts to reduce costs, we may undertake business combinations or participate in joint ventures or other strategic alliances. We are committed to improving our processes, increasing our efficiencies and managing our resources more effectively. We are intent on creating and maintaining a structure that is both scaled appropriately to the size of the music industry and flexible enough to take advantage of opportunities that arise. Our aim is to improve the financial characteristics of our business by actively managing our business and, when necessary, exiting unprofitable operations and reducing our cost base, as we have recently undertaken over the past two years with the reorganisation of our Recorded Music business and the reduction of fixed costs before acquisitions.

Company History

EMI is a successor of the Gramophone Company, a company founded in London in 1897 and initially engaged in the manufacture of gramophones. In 1931, the Gramophone Company merged with Columbia Graphophone Company to form Electric and Musical Industries, which later changed its name to EMI Limited. In 1979, EMI was acquired by Thorn Electrical Industries Limited, a leading U.K. manufacturer and distributor of consumer electric and electronic appliances and a television rental company.

Beginning in 1985, THORN EMI embarked on a strategy to rationalise its businesses, disposing of over 60 non-core businesses and making a series of key acquisitions, including the music publishing company SBK Entertainment World in the United States in 1989, Virgin Music Group in the United Kingdom in 1992 and a majority interest in its long standing Japanese joint venture, Toshiba-EMI, in 1994. In 1996, THORN EMI spun-off its consumer rental business through a demerger and changed its name to EMI Group plc. In May 2002, the shares of our then retail joint venture formerly known as HMV Media Group ("HMV Group"), began trading on the London Stock Exchange in connection with a global public offering, and EMI reduced its stake to 14.5%. In November 2002, EMI sold its remaining interest in HMV Group to institutional investors.

Recent Developments

In view of speculation in the press, on September 22, 2003, we announced in a press release that we have entered non-exclusive discussions with AOL Time Warner Inc. with regard to a possible transaction involving the recorded music division of the Warner Music Group. Discussions are at a very preliminary stage and there is no assurance that they will result in an agreement acceptable to both parties. Any potential transaction would be subject to shareholder and regulatory approval.

Corporate Structure

The diagram below depicts, in simplified form, the corporate structure of the borrowers and guarantors in our group, assuming the completion of the transactions contemplated in "Use of Proceeds," as well as the expected issuance of new guarantees. The notes will be guaranteed by the same subsidiaries that are expected to serve as guarantors for the indebtedness listed below.



£325 million
Bonds due 2008
EMI Group plc
€425 million
Senior Notes due 2013
£250 million New
Senior Revolving Credit Facility(1)
EMI Group Finance plc (2)
Virgin Music Group Limited
EMI Group Finance (Jersey) Limited
$243.3 million
Convertible
Bonds due 2010
EMI Group Holdings (UK) Limited
EMI Group Worldwide Limited
Virgin Records Limited
EMI Group International Holdings Limited
VRL I Limited
EMI Limited
EMI Group Holdings BV
EMI Group International BV
EMI Records Limited
EMI Music Publishing Limited
EMI Group North America Holdings, Inc.
EMI Music International Services Limited
$500 million
Guaranteed Notes due 2009
$123.75 million
Series A Senior Notes due 2009
Capitol Records, Inc.(2)

Shaded entities are, or are expected to be, guarantors and/or borrowers in respect of all of the indebtedness detailed above.
(1) Matures April 2007.
(2) Intended borrower under £250 million new Senior Revolving Credit Facility.

SUMMARY OF THE NOTES

The summary below describes the principal terms of the notes and the guarantees. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this offering memorandum contains a more detailed description of the terms and conditions of the notes and the guarantees, including the definitions of certain terms used in this summary.

Issuer .... EMI Group plc.

Guarantors .... EMI Group Finance plc, Capitol Records, Inc., Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited, EMI Group Finance (Jersey) Limited and EMI Group International Holdings Limited.

Notes Offered .... €425,000,000 aggregate principal amount of 8.625% Senior Notes due 2013.

Issue Date .... October 3, 2003.

Maturity Date .... October 15, 2013.

Interest Payment Dates .... April 15 and October 15 of each year, commencing April 15, 2004.

Denominations .... Each note will have a minimum denomination of €1,000 and will be offered only in increments of €1,000.

Guarantees .... Our obligations under the notes are guaranteed on a senior unsecured basis by the guarantors, the same subsidiaries that are expected to guarantee, or be obligors with respect to, the new £250 million senior revolving credit facility that we expect to enter into at the closing of this offering and certain other indebtedness. See "Description of the Notes — Guarantees" and "Description of Our Other Indebtedness."

Ranking .... The notes will be our senior unsecured obligations. The notes will:

- rank equally with all of our existing and future senior indebtedness; and
- rank senior to all of our existing and future subordinated indebtedness.

The notes will be effectively subordinated in right of payment to all indebtedness of our subsidiaries that do not provide guarantees of the notes. The guarantees will:

- rank equally with all of the guarantors' existing and future senior indebtedness; and
- rank senior to all of the guarantors' existing and future subordinated indebtedness.

As of March 31, 2003, on a pro forma basis, after giving effect to this offering, the expected issuance of convertible bonds, expected borrowings under a new senior revolving credit facility, and the application of the proceeds of such offerings and borrowings as described in "Use of Proceeds," there would have been:

- no secured indebtedness to which the notes would have been effectively subordinated;

- £896.4 million of indebtedness ranking equally with the notes; and
- £30.8 million of indebtedness of our non-guarantor subsidiaries to which the notes would have been effectively subordinated.

Because the notes are unsecured, they will be effectively subordinated in right of payment to any of our or our subsidiaries' secured indebtedness to the extent of assets serving as security for this secured indebtedness.

The indenture governing the notes will permit us and our subsidiaries to incur substantial additional indebtedness, subject to certain limitations.

Optional Redemption . . . . Except as described below, we cannot redeem the notes until October 15, 2008. Thereafter, we may redeem some or all of the notes at any time at the redemption prices listed in the section "Description of the Notes — Optional Redemption" plus accrued and unpaid interest, if any, to the date of redemption.

At any time, and from time to time before October 15, 2006, we may redeem up to 35% of the aggregate principal amount of the notes, at a redemption price equal to 108.625% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, if:

- we use the net proceeds of equity offerings; and
- at least 65% of the aggregate principal amount of the notes issued pursuant to the indenture remain outstanding immediately after giving effect to the redemption.

See "Description of the Notes — Optional Redemption."

Tax Redemption . . . . We may redeem the notes, in whole but not in part, upon giving notice at any time at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption, in the event of a change in tax law which would require us to pay additional amounts with respect to the notes. See "Description of the Notes — Redemption for Changes in Withholding Taxes."

Change of Control . . . . If there is a change of control, as defined under "Description of the Notes — Certain Covenants — Change of Control," we must repurchase all or part of your notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants . . . . The indenture governing the notes will limit our ability and the ability of our restricted subsidiaries to:

- incur more debt;
- create or incur liens;
- make certain restricted payments, including dividends on and redemptions or repurchases of our stock;
- impose restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us or any of our restricted subsidiaries;

- make investments;
- sell assets;
- enter into sale-leaseback transactions;
- merge or consolidate or transfer and sell substantially all of our assets; and
- engage in transactions with affiliates.

These covenants are subject to a number of important exceptions and limitations, which are described in the section entitled "Description of the Notes — Certain Covenants."

If the notes are assigned certain target ratings, and so long as no default or event of default has occurred and is continuing, our obligation to comply with certain of these covenants will terminate. This termination will not, however, affect our obligation to pay principal and interest on the notes or to offer to repurchase the notes in the event of a change of control.

No Registration Rights	We have not registered, and will not be required to register, the notes or the guarantees under the U.S. Securities Act.
Use of Proceeds	We intend to use the net proceeds from the offering of the notes, together with the net proceeds from an expected issuance of convertible bonds and expected borrowings under a senior revolving credit facility that we expect to enter into at the closing, to repay amounts under our existing revolving credit facility, to prepay a portion of one class of senior notes, to repay a second class of senior notes, to repay amounts outstanding under bilateral credit facilities and to pay related fees, accrued interest and other amounts. See "Use of Proceeds."
Listing	Application has been made to admit the notes to the Official List and to admit the notes to trading on the London Stock Exchange's market for listed securities.
Form of Notes	The notes will initially be issued in the form of global notes and will be deposited with, and registered in the name of, a common depositary for Euroclear and/or Clearstream, Luxembourg. Transfers of notes will be effected in accordance with the rules and operating procedures of Euroclear and/or Clearstream, Luxembourg and their participants. Please refer to the section entitled "Form of the Notes, Clearance and Settlement."
Transfer Restrictions	The notes are subject to restrictions on transfer and may only be offered or sold in transactions that are exempt from or not subject to the registration requirements of the U.S. Securities Act. See "Notice to Investors."
No Prior Market	The notes will be new securities for which there is currently no market. Although the Initial Purchasers have informed us that they intend to make a market in the notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.
Governing Law	The notes (including the guarantees) and the indenture governing the notes will be governed by the laws of the State of New York.

Investing in the notes involves certain risks. See "Risk Factors" for a description of some of the risks you should consider before investing in the notes.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets out summary consolidated historical financial and other data of EMI Group plc. The summary consolidated historical profit and loss account and other financial data as of and for the fiscal years ended March 31, 2001 (restated), 2002 and 2003 were derived from our audited financial statements and notes thereto, which appear elsewhere in this offering memorandum. Those financial statements were prepared in accordance with U.K. GAAP and have been audited by Ernst & Young LLP, our independent auditors, as stated in their report thereon, included elsewhere in this offering memorandum.

Our consolidated financial statements are presented in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. See "Summary of Differences Between U.K. GAAP and U.S. GAAP" for a discussion of the differences between U.K. GAAP and U.S. GAAP that we consider to be significant to our profit attributable to members of the Holding Company or shareholders' funds.

The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this offering memorandum.

The pro forma data presented below are presented for illustrative purposes only and do not purport to represent what the actual data would have been if the issuance of the notes, the expected issuance of the convertible bonds, borrowings under a new revolving credit facility and repayment of the indebtedness as described under "Use of Proceeds" had occurred on the dates presented.

	Fiscal Year Ended March 31,		
	2001*	**2002**	**2003**
	£	**£**	**£**
	(in millions, except ratios)		
Profit and Loss Account Data			
Total turnover (including joint venture)	3,335.3	3,153.7	2,240.9
Less: joint venture turnover[1]	(662.6)	(707.9)	(65.5)
Group turnover	2,672.7	2,445.8	2,175.4
Cost of sales	(1,739.2)	(1,726.5)	(1,376.7)
Gross profit	933.5	719.3	798.7
Distribution costs	(136.9)	(127.5)	(98.7)
Administration expenses	(608.5)	(708.9)	(544.7)
Other operating income, net	49.4	16.1	31.1
Group operating profit (loss)	237.5	(101.0)	186.4
Share of operating profit in joint venture	34.4	34.3	0.4
Share of operating profits (losses) in associated undertakings	(5.5)	(2.9)	0.1
Total operating profit (loss)	266.4	(69.6)	186.9
Non-operating exceptional items	—	—	209.7
Profit (loss) before finance charges	266.4	(69.6)	396.6
Finance charges:			
Group (including associated undertakings)	(74.3)	(60.4)	(76.1)
Joint venture	(29.3)	(22.8)	(1.2)
Total finance charges	(103.6)	(83.2)	(77.3)
Profit (loss) on ordinary activities before taxation	162.8	(152.8)	319.3
Taxation on profit on ordinary activities	(70.9)	(38.2)	(83.2)
Profit (loss) on ordinary activities after taxation	91.9	(191.0)	236.1
Minority interests (equity)	(12.7)	(8.5)	(6.4)
Profit (loss) attributable to members of the Holding Company	79.2	(199.5)	229.7

	Fiscal Year Ended March 31,		
	2001*	2002	2003
	£	£	£
	(in millions, except ratios)		
Balance Sheet Data (at year end)			
Fixed assets	977.7	872.1	826.3
Current assets	1,188.4	1,044.0	1,107.0
Cash deposits at bank and in hand and investments: liquid funds	137.6	86.4	100.7
Total borrowings	1,130.4	1,144.3	960.5
Equity shareholders' funds	(776.2)	(1,030.2)	(693.1)
Cash Flow Data			
Net cash inflow from operating activities	314.8	211.9	117.2
Dividends received from associated undertakings	0.3	0.7	0.1
Net cash outflow from returns on investments and servicing of finance	(100.8)	(62.0)	(11.1)
Tax Paid	(48.5)	(22.3)	(38.7)
Net cash outflow from capital expenditures and financial investment	(45.4)	(42.4)	(40.1)
Net cash inflow (outflow) from acquisitions and disposals	(14.7)	(24.0)	185.4
Equity dividends paid	(125.2)	(125.3)	(29.4)
Net cash inflow (outflow) before management of liquid resources and financing	(19.5)	(63.4)	183.4
Net cash inflow (outflow) from management of liquid resources and financing	(33.7)	5.9	(153.8)
Increase (decrease) in cash	(53.2)	(57.5)	29.6
Other Data			
Adjusted EBITDA(2)	389.5	241.9	297.0
Adjusted EBITA(3)	332.5	190.9	254.0
Adjusted PBT(4)	259.5	153.3	177.3
Return on sales(5)	12.4%	7.8%	11.7%
Interest cover(6)	5.2x	4.0x	3.9x
Net debt(7)	992.8	1,057.9	859.8
Ratio of net debt to Adjusted EBITDA	2.5x	4.4x	2.9x
Pro forma net debt(8)	—	—	859.8
Ratio of pro forma net debt to Adjusted EBITDA	—	—	2.9x
Pro forma net interest expense(9)	—	—	89.1
Ratio of Adjusted EBITDA to pro forma net interest expense	—	—	3.3x

* Restated.

(1) Joint venture refers to HMV Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Scope of Consolidation." In May 2002, we reduced our stake in HMV Group to 14.5% and ceased at that time to consolidate its results. In November 2002, we sold our remaining stake in HMV Group.

(2) Adjusted EBITDA is group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights. Adjusted EBITDA is provided because it is used by certain investors and credit ratings agencies as a measure of financial and credit performance. We use this measure to confirm compliance with certain covenants in our existing debt instruments, including our senior credit facility. Our calculation of Adjusted EBITDA eliminates the impact of a number of exceptional items we consider non-recurring and not indicative of our ongoing operating performance. For further discussion of these exceptional items, see note 9 to the consolidated financial statements, which appear elsewhere in this offering memorandum. You should be aware that the treatment of exceptional items varies between U.S. GAAP and U.K. GAAP (see "Summary of Significant Differences Between U.K. GAAP and U.S. GAAP"). In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. See "Selected Consolidated Historical Financial and Other Data " for a reconciliation of Adjusted EBITDA to group operating profit and to profit (loss) attributable to members of the Holding Company.

(3) Adjusted EBITA is group operating profit before operating exceptional items and amortisation of goodwill and music copyrights. Adjusted EBITA is provided because it is the financial statistic used internally by management to assess our operating performance. Our calculation of Adjusted EBITA eliminates the impact of a number of exceptional items we consider non-recurring and not indicative of our ongoing operating performance. For further discussion of these exceptional items, see note 9 to the consolidated financial statements, which appear elsewhere in this offering memorandum. You should be aware that the treatment of exceptional items varies between U.S. GAAP and U.K. GAAP (see "Summary of Significant Differences Between U.K. GAAP and U.S. GAAP"). In evaluating Adjusted EBITA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITA is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. See "Selected Consolidated Historical Financial and Other Data" for a reconciliation of Adjusted EBITA to group operating profit.

(4) Adjusted PBT is profit (loss) on ordinary activities before taxation, before both operating and non-operating exceptional items and amortisation of goodwill (including associates) and music copyrights. Adjusted PBT is provided because management believes that it provides a better understanding of our underlying trading performance on a normalised basis. Adjusted PBT is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. See "Selected Consolidated Historical Financial and Other Data" for reconciliation of Adjusted PBT to profit (loss) on ordinary activities before taxation.

(5) Return on sales is defined as Adjusted EBITA as a percentage of Group turnover.

(6) Interest cover is defined as the number of times Adjusted EBITDA is greater than Group finance charges.

(7) Net debt includes short and long-term interest bearing liabilities less cash and short-term investments.

(8) Pro forma net debt has been calculated using the historical net debt on the date indicated and has been adjusted with the purpose of illustrating the issuance of the notes, the expected issuance of the convertible bonds, the expected borrowings under our new senior revolving credit facility and the repayment of indebtedness as described in "Use of Proceeds," assuming all such transactions occurred as of such date. Because of their nature, the pro forma data may not give a true picture of our financial position or results.

(9) Pro forma net interest expense has been calculated using the historical net interest expense for the period indicated and has been adjusted with the purpose of illustrating the issuance of the notes, the expected issuance of the convertible bonds, the expected borrowings under our new senior revolving credit facility and the repayment of indebtedness as described in "Use of Proceeds," assuming all such transactions occurred as of the beginning of such period. Because of their nature, the pro forma data may not give a true picture of our financial position or results.

An investment in the notes involves risks. Before investing in the notes, you should carefully consider the following risk factors and all information contained in this offering memorandum. Additional risks and uncertainties of which we are not aware or that we believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects. If any of these events occur, our business, financial condition, liquidity, results of operation or prospects could be materially and adversely affected. If that happens, we may not be able to pay interest or principal on the notes when due and you could lose all or part of your investment.

Risks Relating to Our Operations

The recorded music industry has been declining and may continue to decline

Economic recession, physical piracy, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space are all contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While DVD audio, super audio CD (SACD) and the Internet are thought to represent potential new formats, no significant new legitimate format has yet emerged to take the place of the CD. Worldwide sales were down as the music industry witnessed an estimated decline of 8.1% in 2002. The U.S., the U.K. and Japan, three of our most significant territories, witnessed estimated declines of 9.4%, 3.7% and 9.9%, respectively, in 2002. Although we believe that the recorded music industry is set to improve over the coming years, there are no assurances that the industry will not continue to decline and there are no assurances as to the timing or the extent of any improvement in the industry. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our Recorded Music business. Additionally, a declining recorded music industry is also likely to have a negative impact on our Music Publishing business, which generates a significant portion of its revenues from mechanical royalties, primarily from the sale of music in CD and other recorded music formats.

We have been losing, and are likely to continue to lose, sales due to organised physical piracy

The global organised commercial pirate trade is a significant threat to the music industry. Worldwide, physical pirated music (which encompasses unauthorised physical copies manufactured for sale but does not include Internet downloads or home CD burning) is estimated to have generated over $4.6 billion in revenues in 2002, according to the IFPI. IFPI estimates that 1.8 billion pirated units were manufactured in 2002, equivalent to approximately 40% of all CDs and cassettes sold globally. According to IFPI estimates, approximately 33% of all CDs sold in 2002 were pirated, up from approximately 28% in 2000. Unauthorised copies and piracy contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading

The decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to create unauthorised versions of audio products such as compact discs and MP3 files. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorised consumer copying. Similarly, advances in Internet technology have increasingly made it possible for computer users to share unauthorised digital versions of music recordings without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. While accurate measurements of such activities are not available, it is estimated that an equal number of tracks are downloaded illegally each year as are sold through legitimate physical albums and singles. A large portion of our content is potentially subject to widespread dissemination on the Internet without an economic return for us. We are working to control this problem by lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws. In addition, we employ technology in an attempt to protect our music from unauthorised copying. See "Industry Overview — Combating Piracy." If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favour, if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting our intellectual property or entertainment-related products or services, our results of operations and financial position may suffer.

Our financial results may be adversely affected if we fail to identify, sign and retain artists and songwriters, by the existence or absence of superstar releases and by changing industry issues

We are dependent on identifying, signing and retaining artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalogue for years to come. We are also dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists and songwriters. Our financial results may also be affected by the existence or absence of superstar releases during a particular period. Some music industry observers believe that the number of superstar acts with long-term appeal, both in terms of catalogue sales and future releases, has declined in recent years. Additionally, our financial results are generally affected by the overall growth or decline in the music industry along with the general economic and retail environment of the countries in which we operate, as well as the appeal of our recorded music repertoire and our music publishing catalogue.

Because of the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period

Our turnover, like that of other companies in the music business, is driven by the number and quality of albums that we release, and, more importantly, the consumer demand for these releases. We also make non-returnable advance payments to artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business considerations and other reasons without regard to the timing of the release of our financial results. We report results of operations semi-annually, and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments, which may result in significant fluctuations from period to period.

We may suffer reduced profits as a result of intense competition

The industry in which we operate is highly competitive and requires substantial human and capital resources. We compete with other recorded music companies and music publishers to identify and sign new artists and songwriters and to renew agreements with established artists and songwriters. In addition, our competitors may from time to time reduce their prices in an effort to expand market share and introduce new services, or improve the quality of their products or services. We may lose business if we are unable to sign important artists or songwriters, or to match the prices, or the quality of products and services, offered by our competitors. Our Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet and computer and video games. Our Music Publishing business competes not only with other music publishing companies, but also with songwriters who publish their own works. Other products, like mobile phones, are also competing for the disposable income of consumers.

Our business operations in some countries are subject to additional risks

We conduct business around the world. The risks associated with conducting business internationally, and in particular in some countries outside of Western Europe, the U.S. and Canada, can include, among other risks:

- limited legal protection and enforcement of intellectual property rights;
- restrictions on the repatriation of capital;
- differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labour laws, rules and regulations;
- varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;
- exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;
- difficulties in attracting and retaining qualified management and employees or rationalising our workforce;
- tariffs, duties, export controls and other trade barriers;
- longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;
- recessionary trends, inflation and instability of the financial markets;

- higher interest rates; and
- political instability.

We may not be able to insure or hedge against these risks and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing countries.

In addition, our results can be impacted by trends, developments and other events in individual countries. For example, in the first quarter of fiscal 2004, there was an unusually high level of product returns by retailers across the industry in Japan. In our July 2003 statement on our trading outlook, we highlighted the fact that this level of returns would have an adverse impact on our 2004 half-year results. Certain country-specific practices in Japan resulted in a higher cost of returns than generally would be the case elsewhere. There can be no assurance that in the future other country-specific trends, developments or other events will not have such a significant adverse effect on our results.

We conduct some of our operations through joint ventures

We currently have interests in a number of joint ventures, and may in the future enter into further joint ventures as a means of conducting our business. We cannot fully control the operations and the assets of our joint ventures, nor can we make major decisions with respect to our joint ventures unless our joint venture partners agree. Accordingly, although we have the ability to veto decisions with respect to our joint ventures, we are not in a position to make unilateral decisions. This may constrain the ability of our joint ventures to take action. In addition, we structure certain of our relationships with artists and songwriters as joint ventures.

A widespread legitimate channel for on-line distribution of our creative content may not develop and if one does develop, it may result in less profitable sales

We have taken steps to position ourselves to take advantage of the Internet as a sales distribution channel and believe that the development of a legitimate channel for on-line music distribution holds promise for us. However, if piracy continues unabated and a legitimate on-line distribution channel fails to gain consumer acceptance, our results of operations could be harmed. Additionally, any legitimate on-line distribution channel that does develop may result in less profitable sales for us.

Unfavourable currency exchange rate fluctuations could adversely affect our results of operations

Our reporting currency for our financial statements is the pound sterling. We have substantial assets, liabilities, revenues and costs denominated in currencies other than pounds sterling. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and expenses into pounds sterling at then-applicable exchange rates. Consequently, increases and decreases in the value of the pound sterling versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

In addition, to the extent that we incur expenses that are not denominated in the same currency as the related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations — Foreign Currency and Interest Rate Fluctuations."

We may have to fund our pension plans through cash contributions over time

We maintain a number of defined benefit plans around the world, the largest of which is our U.K. pension plan. As at March 31, 2002, our U.K. plan had a surplus of £68 million, as calculated pursuant to Financial Reporting Standard ("FRS") 17. With the decline in share prices to March 31, 2003, the asset value of the fund has fallen. Therefore, as calculated pursuant to the FRS 17 accounting standard, the fund would show a deficit as at March 31, 2003 of £116 million, or £81.2 million net of deferred tax. Our German and Japanese plans also had deficits of £30.1 million and £14.5 million, respectively, as at March 31, 2003. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pensions plan benefits. Absent favourable changes to these factors, we will have to satisfy the underfunded amounts of our plans through cash contributions over time.

We are dependent on key personnel

Our success and the success of our business units depends upon the continuing contributions of our executive officers and other key operating personnel. If for any reason, these officers or key employees do not remain with us, our operations could be adversely affected until suitable replacements with appropriate experience can be found. See "Management."

If we acquire or invest in other businesses, we will face certain risks inherent in such transactions

We may acquire, make investments in, or enter into strategic alliances or joint ventures with, companies engaged in businesses that are similar or complementary to ours. If we make such acquisitions or investments or enter into strategic alliances, we will face certain risks inherent in such transactions. For example, gaining regulatory approval for significant acquisitions or investments could be a lengthy process and there can be no assurance of a successful outcome. We could face difficulties in managing and integrating newly-acquired operations. Additionally, such transactions would divert management resources and may result in the loss of artists or songwriters from our rosters. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both.

We will be obligated to adopt new accounting standards in 2005 that may have a material impact on our financial statements

In June 2002, the Council of the European Union ("EU") adopted a regulation requiring all listed EU companies, including us, to apply International Financial Reporting Standards ("IFRS") (previously known as International Accounting Standards or "IAS") in their consolidated financial statements for financial years commencing on or after January 1, 2005. The adoption of IFRS may have a material impact on a number of important financial items, including, among others, the timing of recognition of sales and other revenues, accounting for share-based compensation and employee benefit plans, goodwill and intangibles, marketable securities and derivative instruments. The adoption of IFRS may also affect the classification of certain balance sheet items as debt or equity and have a significant impact on the reporting of business segments. The adoption of IFRS will therefore affect the valuation methods that analysts use to measure and evaluate our performance. IFRS could also have an effect on our debt covenants and other contractual obligations. In particular, our covenants linked to balance sheet ratios and income statement measures could be significantly affected by the adoption of the IFRS in ways that are difficult to predict at this time.

Risks Relating to the Notes

We have substantial indebtedness and we may be unable to service our indebtedness

We have incurred substantial indebtedness in the past. As of March 31, 2003, on a pro forma basis after giving effect to the issuance of notes, the expected issuance of the convertible bonds, expected borrowings under a new senior revolving credit facility and application of the proceeds as described in "Use of Proceeds," we had £693.1 million in shareholders' funds and £1,181.9 million in liabilities (excluding accrued liabilities and deferred liabilities), of which 100% was interest-bearing debt. Pro forma for the issuance of the notes, the expected issuance of the convertible bonds, expected borrowings under a new senior revolving credit facility and the application of proceeds of the offerings and borrowings as described in "Use of Proceeds," assuming the notes and the convertible bonds had been issued on April 1, 2002, we would have had net interest expense for the year ended March 31, 2003 of approximately £89.1 million based on an increase in net interest expense of £13.0 million due to the higher interest rate on the notes as compared to historical interest rates on existing credit facilities. We expect to incur further debt under the amended revolving credit facility and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes.

Our ability to service the notes and our other indebtedness will depend upon future operating performance, which is subject to:

- the successful implementation of our business strategy;
- the rate of overall growth or decline in the music industry;
- prevailing economic conditions;
- levels of interest rates; and
- financial, business and other factors, many of which are beyond our control.

Our leverage and debt-service obligations could also have important consequences, including the following:

- our ability to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited;
- a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on our indebtedness, thereby reducing funds available for other purposes;
- we may be more vulnerable to adverse economic conditions than our competitors and thus may be limited in our ability to withstand competitive pressures; and
- we may be more highly leveraged than certain of our competitors, which may place us at a competitive disadvantage.

In addition, our leverage could make us vulnerable to:

- a substantial downturn in the operating performance of our Recorded Music business or our Music Publishing business;
- larger than normal fluctuations or volatility in our cash flow;
- a significant downturn in general economic conditions; or
- because borrowings under our new senior revolving credit facility will bear interest at rates which fluctuate, increases in interest rates on borrowings under the facility.

If our cash flow were not sufficient to meet our debt service requirements or payment of principal, we could be required to sell additional equity securities to refinance our obligations or to dispose of assets in order to make such scheduled payments. There can be no assurance that we would be able to effect any such transactions or do so on favourable terms.

Restrictions and other provisions in our debt instruments may limit our ability to make payment on the notes, operate our business and access liquidity

The indenture governing the notes restricts, among other things, our ability and the ability of all or substantially all of our restricted subsidiaries to:

- incur more debt;
- create liens;
- make certain restricted payments, including dividends on and redemptions or repurchases of our stock and investments;
- impose restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us or any of our restricted subsidiaries;
- sell assets;
- enter into sale-leaseback transactions;
- merge or consolidate or transfer and sell substantially all of our assets; and
- engage in transactions with affiliates.

In addition, certain of our existing debt instruments contain restrictive covenants and our new senior revolving credit facility will contain certain additional covenants. Certain of our existing debt instruments require, and the new senior revolving credit facility that we expect to enter into will require, us to maintain specific financial ratios and to satisfy certain financial condition tests. Our ability to meet these financial ratios and financial condition tests can be affected by events beyond our control and there can be no assurance that we will meet them. The breach of any of these covenants could result in a default under the new senior revolving credit facility or such other existing debt obligations. In the event of a default under the new senior revolving credit facility or such other debt obligations, the lenders could seek to declare all amounts outstanding under the new senior revolving credit facility and such other obligations, together with accrued and unpaid interest, if any, to be immediately due and payable. This could result in cross-defaults under the indenture governing the notes and our other indebtedness. If the indebtedness under the new senior revolving credit facility, the notes, or certain other existing debt obligations were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or any of our other indebtedness.

The right of noteholders to receive payment on the notes is effectively subordinated to the rights of future secured creditors

Holders of any secured obligations we may incur will have claims that are prior to your claims as holders of notes to the extent of the value of the assets securing those other obligations. The notes are effectively subordinated to secured indebtedness to the extent of the value of the collateral. In the event of any distribution of our assets or payment in any foreclosure, dissolution, winding-up, liquidation, reorganisation or other bankruptcy, the assets securing the claims of secured creditors will be available to satisfy the claims of those creditors, if any, before they are available to unsecured creditors, including the holders of the notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured obligations.

The notes will be structurally subordinate to indebtedness of our non-guarantor subsidiaries

Generally, claims of creditors of a subsidiary, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by the subsidiary, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent company. Accordingly, the notes will be effectively subordinated to all creditors, including trade creditors, of our subsidiaries, other then the guarantors. As of March 31, 2003, our subsidiaries, other than the guarantors, had trade creditors, royalties and fees payable, and indebtedness of approximately £550 million to which the notes would effectively rank junior. Although the indenture will limit the incurrence of indebtedness of certain of our subsidiaries, it will not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered indebtedness under the indenture. See "Description of the Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock." Any right we have to receive assets of any subsidiary upon the liquidation or reorganisation of the subsidiary (and the consequent rights of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that we are recognised as a creditor, in which case our claims would still be subordinated with respect to any assets of the subsidiary pledged to secure other indebtedness and any indebtedness of the subsidiary senior to that held by us.

We may not be able to obtain enough funds to repurchase your notes if a change of control takes place

A "change of control" is an event (defined in the indenture) which includes certain changes in ownership of or voting rights with respect to us and certain dispositions of assets by us. If a change of control occurs, you may require us to purchase any or all of your notes at 101% of their principal amount together with accrued and unpaid interest. We may not have enough money, however, to purchase your notes upon a change of control and also may not be able to raise the money to do so. Our credit facilities and certain of our other debt instruments have a similar change of control provision, which will obligate us to make payments to other lenders to the extent they elect to cause us to repay the indebtedness they extended to us. Restrictions on a change of control contained in the indenture and certain of our other debt instruments may make it more difficult for others to obtain control of us.

The change of control provisions may not protect you in a transaction in which we incur a large amount of debt, including a reorganisation, restructuring, merger or other similar transaction, because that kind of transaction may not involve any shift in voting power or beneficial ownership or disposition of assets, or may not involve a shift large enough to trigger a change of control.

An active liquid trading market for the notes may not develop

Prior to the offer, there has been no public market for the notes. The issue price for the notes will be determined by the initial purchasers and us. The notes are a new class of securities which have never been traded. We have applied to admit the notes to the Official List of the U.K. Listing Authority and to admit the notes to trading on the London Stock Exchange's market for listed securities. However, we cannot assure you that the notes will be listed on any exchange at the time the notes are delivered to purchasers or at any other time. The initial purchasers have informed us that they intend to make a market in the notes. However, they are not obligated to do so, and may discontinue such market making at any time without notice. There can be no assurance that an active trading market for the notes will develop, or if one does develop, that it will be sustained.

Historically, the market for non-investment grade debt has been highly volatile in terms of price. It is possible that the market for the notes will also be volatile. This volatility in price may affect your ability to resell your notes or the timing of their sale.

Transfer of the notes will be restricted in the United States

The notes have not been registered under the Securities Act or any state securities laws, and may not be offered or sold except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws, or pursuant to an effective registration statement. See "Description of the Notes" and "Notice to Investors."

The notes will initially be held in book-entry form and you must therefore rely on the procedures of the relevant clearing systems to exercise any rights and remedies

Unless and until definitive notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, the common depository, or its nominee, will be the sole holder of the notes.

Unlike holders of the notes themselves, owners of book-entry interests in the notes will not have the direct right to act upon solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from Euroclear and/or Clearstream, Luxembourg, or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

Insolvency and administrative laws could adversely affect your ability to enforce your rights under the notes

Under English law, if we go into liquidation, the maximum you will be able to recover is the principal amount of the notes and any interest on the notes accruing up to the date of liquidation. You will not be able to recover any interest payable under the notes after we go into liquidation, unless there is a surplus remaining after payment of all of our other debts.

Upon liquidation, the order of priorities is such that the debts due to any holder of a fixed charge are paid first to the extent they are secured by that charge. Then preferential debts will be paid. Such debts may include:

- certain amounts owed to the U.K. Inland Revenue;
- certain amounts owed to the U.K. Customs and Excise;
- amounts owed in respect of occupational pension obligations; and
- certain amounts owed to employees.

Then, the debts owing to any holder of a floating charge will be paid to the extent they are secured by that charge. Unsecured debts, which are not preferential debts, are paid after those prior liabilities.

Under English insolvency law, a liquidator or administrator of a company has certain powers to challenge transactions entered into by a company if the company is insolvent (as defined in the U.K. Insolvency Act 1986) at the time of the transaction or if the company becomes insolvent as a result of the transaction and the transaction takes place up to two years prior to the administration or liquidation. A transaction might be challenged in this way if it involved a gift by the company or the company received significantly less value than it gave in return. A court generally will not intervene, however, if the company entered into the transaction in good faith for the purposes of carrying on its business and if, at the time it did so, there were reasonable grounds for believing the transaction would benefit the company. We cannot be sure that the issuance of the notes would not be challenged by a liquidator or administrator or that a court would uphold the transaction as valid.

EXCHANGE RATE INFORMATION

The tables below set forth the Bloomberg Composite Rate for euro in pounds sterling. The Bloomberg Composite Rate is a "best market" calculation. At any point in time, the bid rate is equal to the highest bid rate of all contributing bank indications. The ask rate is set to the lowest ask rate offered by these banks. The Bloomberg Composite Rate is a mid-value rate between the applied highest bid and the lowest ask rate. We do not represent that the pounds sterling amounts referred to below could have been converted into euro at any particular rate indicated or any other rate.

Fiscal Year ended March 31,	Low	High	Average	End of Period
	(pounds sterling per euro)			
2000	0.5997	0.6805	0.6408	0.6013
2001	0.5737	0.6425	0.6138	0.6199
2002	0.5962	0.6335	0.6172	0.6112
2003	0.6111	0.6908	0.6422	0.6904
2004 (through September 16, 2003)	0.6829	0.7238	0.7012	0.7032

The table below shows the high and low Bloomberg Composite Rates for the period indicated.

	Low	High
	(pounds sterling per euro)	
March 2003	0.6729	0.6908
April 2003	0.6829	0.6975
May 2003	0.6978	0.7238
June 2003	0.6878	0.7218
July 2003	0.6868	0.7137
August 2003	0.6901	0.7076
September 2003 (through September 26, 2003)	0.6899	0.7053

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately €413.4 million (£285.7 million) after deducting the initial purchasers' discount and various expenses payable by us. We intend to use the net proceeds of this offering, together with the net proceeds of approximately £141.8 million from the expected issuance by one of our wholly owned subsidiaries of $243.3 million (£146.5 million) aggregate principal amount of convertible bonds and expected borrowings under a new £250 million senior revolving credit facility of approximately £102.4 million:

- to repay in full all amounts outstanding under, and thereby cancel, our existing senior revolving credit facility;
- to prepay approximately $31.25 million (£18.8 million) in principal amount of our 6.96% senior notes due 2009;
- to repay in full the $25.0 million (£15.1 million) in principal amount of our 8.01% senior notes due 2012;
- to repay the equivalent of approximately £25.5 million under two committed bilateral revolving credit facilities; and
- to pay fees, accrued interest and other amounts in connection with the foregoing in an estimated aggregate amount of approximately £17.0 million.

We expect to close the issuance of the convertible bonds prior to the closing of this offering.

The following illustrates the sources and uses of net proceeds (£ in millions; currency translations have been effected on the basis of rates as of September 26, 2003 of £1.00 = €1.447 and £1.00 = $1.6609):

Sources		Uses	
5.25% convertible bonds due 2010	141.8	6.96% senior notes due 2009	18.8
8.625% senior notes due 2013	285.7	8.01% senior notes due 2012	15.1
New senior revolving credit facility	102.4	Existing senior revolving credit facility	453.5
		Bilateral facilities	25.5
		Estimated fees and expenses	17.0
Total Sources	529.9	Total Uses	529.9

The principal amount outstanding under our existing senior revolving credit facility prior to closing is expected to be £453.5 million and currently bears interest at a weighted average rate of 3.5%. The amount outstanding under our bilateral revolving credit facilities prior to closing is expected to be the equivalent of £25.5 million and currently bears interest at a weighted average rate of 5.6%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

The existing senior revolving credit facility has a maturity of March 2005 and the new facility will have a maturity of April 2007. For a description of the indebtedness we expect to have following the closing of the offering of the notes, see "Description of our Other Indebtedness."

CAPITALISATION

The table below presents our consolidated cash and capitalisation as of March 31, 2003 on an actual basis and on an adjusted basis to reflect the issuance of the notes, the expected issuance of the convertible bonds and the application of the proceeds thereof as discussed under "Use of Proceeds."

You should read this table, which reflects indebtedness on a net basis as required by U.K. GAAP, together with our consolidated financial statements and the notes to those consolidated financial statements, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." Unless otherwise noted, currency translations have been effected on the basis of rates as of March 31, 2003 of £1.00 = €1.448 and £1.00 = $1.579.

	As of March 31, 2003	
	Actual	As Adjusted (unaudited)
	£	£
	(in millions)	
Cash at bank and in hand and investments: liquid funds	100.7	322.1
Short-term borrowings:		
Bilateral facility	10.9	—
Overdrafts	25.0	25.0
Finance leases	0.7	0.7
Short-term element of long-term loans	1.9	1.9
Total short-term borrowings	38.5	27.6
Long-term borrowings:		
8.375% guaranteed notes due 2009	315.4	315.4
8.25% sterling bonds due 2008	322.8	322.8
6.96% series A senior notes due 2009	98.1	78.3
8.01% series B senior notes due 2012	15.8	—
5.25% convertible bond due 2010	—	149.2
8.625% senior notes due 2013	—	285.5*
Drawings under long-term committed facilities	166.8	—
Drawings under new revolving credit facility	—	—
Term loan due 2005	3.5	3.5
Finance leases	1.5	1.5
Less amounts due within one year	(1.9)	(1.9)
Total long-term borrowings	922.0	1,154.3
Total borrowings	960.5	1,181.9
Capital and reserves:		
Called up share capital	110.4	110.4
Share premium account	445.8	445.8
Capital redemption reserve	495.8	495.8
Other reserves	256.0	256.0
Profit and loss reserve (including goodwill previously written off)	(2,001.1)	(2,001.1)
Total equity shareholders' funds	(693.1)	(693.1)
Total capitalisation	267.4	488.8

* Based on the September 26, 2003 currency transaction rate of £1.00 = €1.447, the net proceeds of the offering of the notes would be £285.7.

None of our indebtedness is guaranteed by a third party or is secured.

Except as set forth or contemplated above, there has been no material change in our capitalisation or indebtedness since March 31, 2003, except that we have incurred additional indebtedness under our existing senior revolving credit facility, first to fund the acquisition in April 2003 of an additional 30% of the Jobete music publishing catalogue for £69.2 million and a further deferred payment of £9.5 million in respect of the acquisition of Mute, and thereafter for other uses, such that prior to the closing we expect that £453.5 million will be outstanding, and we increased the amount outstanding under our bilateral facilities such that prior to the closing we expect that the equivalent of £25.5 million will be outstanding. We expect to enter into the new revolving credit facility at closing, which will extend the maturity of our senior facility to April 2007, and to have £102.4 million initially drawn under such facility. The maturity of our 6.96% senior notes due 2009 will be shortened to 2007. See "Description of our Other Indebtedness." As at March 31, 2003, the group had certain contingent liabilities described in note 29 and note 32(i) to our consolidated financial statements which are set forth on pages F-43 and F-49, respectively. As of the date of this offering memorandum, there has been no material change in these liabilities.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following table sets out selected consolidated historical financial and other data of EMI Group plc. The selected consolidated historical profit and loss account and other financial data as of and for the fiscal years ended March 31, 2001 (restated), 2002 and 2003 were derived from our audited financial statements and notes thereto, which appear elsewhere in this offering memorandum. Those financial statements were prepared in accordance with U.K. GAAP and have been audited by Ernst & Young LLP, our independent auditors, as stated in their report thereon, included elsewhere in this offering memorandum. The selected consolidated historical profit and loss account and other financial data as of and for the fiscal year ended March 31, 1999 and 2000 were derived from our audited financial statements for the years ended March 31, 1999 and 2000 not included in this offering memorandum.

Our consolidated financial statements are presented in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. See "Summary of Differences Between U.K. GAAP and U.S. GAAP" for a discussion of the differences between U.K. GAAP and U.S. GAAP that we consider to be significant to our profit attributable to members of the Holding Company or shareholders' funds.

The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this offering memorandum.

The pro forma data presented below are presented for illustrative purposes only and do not purport to represent what the actual data would have been if the issuance of the notes, the expected issuance of the convertible bonds, borrowings under a new revolving credit facility and repayment of the of indebtedness as described under "Use of Proceeds" had occurred on the dates presented.

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
		(in millions, except ratios)			
Profit and Loss Account Data					
Total turnover (including joint venture)[1]	2,905.6	2,965.0	3,335.3	3,153.7	2,240.9
Less: joint venture turnover	(532.1)	(578.5)	(662.6)	(707.9)	(65.5)
Group turnover	2,373.5	2,386.5	2,672.7	2,445.8	2,175.4
Cost of sales	(1,555.3)	(1,549.8)	(1,739.2)	(1,726.5)	(1,376.7)
Gross profit	818.2	836.7	933.5	719.3	798.7
Distribution costs	(123.1)	(124.7)	(136.9)	(127.5)	(98.7)
Administration expenses	(487.1)	(532.0)	(608.5)	(708.9)	(544.7)
Other operating income, net	34.4	72.0	49.4	16.1	31.1
Group operating profit (loss)	242.4	252.0	237.5	(101.0)	186.4
Share of operating profit in joint venture	30.1	27.7	34.4	34.3	0.4
Share of operating profits (losses) in associated undertakings	(0.7)	0.8	(5.5)	(2.9)	0.1
Total operating profit (loss)	271.8	280.5	266.4	(69.6)	186.9
Non-operating exceptional items	3.7	42.5	—	—	209.7
Profit (loss) before finance charges	275.5	323.0	266.4	(69.6)	396.6
Finance charges:					
Group (including associated undertakings)	(44.4)	(50.3)	(74.3)	(60.4)	(76.1)
Joint venture	(27.6)	(23.4)	(29.3)	(22.8)	(1.2)
Total finance charges	(72.0)	(73.7)	(103.6)	(83.2)	(77.3)
Profit (loss) on ordinary activities before taxation	203.5	249.3	162.8	(152.8)	319.3
Taxation on profit on ordinary activities	(71.7)	(73.0)	(70.9)	(38.2)	(83.2)
Profit (loss) on ordinary activities after taxation	131.8	176.3	91.9	(191.0)	236.1
Minority interests (equity)	(9.2)	(17.9)	(12.7)	(8.5)	(6.4)
Profit (loss) attributable to members of the Holding Company	122.6	158.4	79.2	(199.5)	229.7
Balance Sheet Data (at year end)					
Fixed Assets	812.0	941.3	977.7	872.1	826.3
Current assets	1,013.5	1,223.0	1,188.4	1,044.0	1,107.0
Cash at bank and in hand and investments: liquid funds	171.5	267.9	137.6	86.4	100.7
Total borrowings	896.7	1,189.1	1,130.4	1,144.3	960.5
Equity shareholders' funds	(794.0)	(727.6)	(776.2)	(1,030.2)	(693.1)

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
	(in millions, except ratios)				
Cash Flow Data					
Net cash inflow from operating activities	330.3	246.5	314.8	211.9	117.2
Dividends received from associated undertakings	0.2	0.4	0.3	0.7	0.1
Net cash inflow (outflow) from returns on investments and servicing of finance	(55.8)	(57.4)	(100.8)	(62.0)	(11.1)
Tax paid	(98.5)	(100.5)	(48.5)	(22.3)	(38.7)
Net cash inflow (outflow) from capital expenditures and financial investment	151.8	28.6	(45.4)	(42.4)	(40.1)
Net cash inflow (outflow) from acquisitions and disposals	13.2	(170.2)	(14.7)	(24.0)	185.4
Equity dividends paid	(92.5)	(158.1)	(125.2)	(125.3)	(29.4)
Net cash inflow (outflow) before management of liquid resources and financing	248.7	(210.7)	(19.5)	(63.4)	183.4
Net cash inflow (outflow) from management of liquid resources and financing	(222.1)	296.1	(33.7)	5.9	(153.8)
Increase (decrease) in cash	26.6	85.4	(53.2)	(57.5)	29.6
Other Data					
Adjusted EBITDA(2)	326.0	348.4	389.5	241.9	297.0
Adjusted EBITA(3)	269.7	290.6	332.5	190.9	254.0
Adjusted PBT(4)	227.1	245.4	259.5	153.3	177.3
Return on sales(5)	11.4%	12.2%	12.4%	7.8%	11.7%
Interest cover(6)	7.3x	6.9x	5.2x	4.0x	3.9x
Net debt(7)	725.2	921.2	992.8	1057.9	859.8
Ratio of net debt to Adjusted EBITDA	2.2x	2.6x	2.5x	4.4x	2.9x
Pro forma net debt(8)	—	—	—	—	859.8
Ratio of pro forma net debt to Adjusted EBITDA	—	—	—	—	2.9x
Pro forma net interest expense(9)	—	—	—	—	89.1
Ratio of Adjusted EBITDA to pro forma net interest expense	—	—	—	—	3.3x

Notes

* Restated.

1. Joint venture refers to HMV Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Scope of Consolidation". In May 2002, we reduced our stake in HMV Group to 14.5% and ceased at that time to consolidate its results. In November 2002, we sold our remaining stake in HMV Group.

2. Adjusted EBITDA is group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights. Adjusted EBITDA is provided because it is used by certain investors and credit ratings agencies as a measure of financial and credit performance. We use this measure to confirm compliance with certain covenants in our existing debt instruments, including our senior credit facility. Our calculation of Adjusted EBITDA eliminates the impact of a number of exceptional items we consider non-recurring and not indicative of our ongoing operating performance. For further discussion of these exceptional items, see note 9 to the consolidated financial statements, which appear elsewhere in this offering memorandum. You should be aware that the treatment of exceptional items varies between U.S. GAAP and U.K. GAAP (see "Summary of Significant Differences Between U.K. GAAP and U.S. GAAP"). In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. Because our Adjusted EBITDA excludes some, but not all items, that affect profit (loss) attributable to members of the Holding Company and varies among companies, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA was calculated as follows for the periods indicated:

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
	(in millions)				
Group operating profit (loss)	242.4	252.0	237.5	(101.0)	186.4
Amortisation of music copyrights	26.9	33.5	42.6	43.5	39.0
Amortisation of goodwill	0.4	1.1	9.5	6.0	3.7
Depreciation of tangible fixed assets	56.3	57.8	57.0	51.0	43.0
Operating exceptional items	—	4.0	42.9	242.4	24.9
Adjusted EBITDA	326.0	348.4	389.5	241.9	297.0

* Restated.

Set forth below is a reconciliation of Adjusted EBITDA to profit (loss) attributable to members of the Holding Company:

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
	(in millions)				
Profit (loss) attributable to members of the Holding Company	122.6	158.4	79.2	(199.5)	229.7
Minority interests (equity)	9.2	17.9	12.7	8.5	6.4
Taxation on profit on ordinary activities	71.7	73.0	70.9	38.2	83.2
Total finance charges	72.0	73.7	103.6	83.2	77.3
Non-operating exceptionals	(3.7)	(42.5)	—	—	(209.7)
Share of operating profit in joint ventures and in associated undertakings	(29.4)	(28.5)	(28.9)	(31.4)	(0.5)
Amortisation of music copyrights	26.9	33.5	42.6	43.5	39.0
Amortisation of goodwill	0.4	1.1	9.5	6.0	3.7
Depreciation of tangible assets	56.3	57.8	57.0	51.0	43.0
Operating exceptionals	—	4.0	42.9	242.4	24.9
Adjusted EBITDA	326.0	348.4	389.5	241.9	297.0

* Restated.

3. Adjusted EBITA is group operating profit before operating exceptional items and amortisation of goodwill and music copyrights. Adjusted EBITA is provided because it is the financial statistic used internally by management to assess our operating performance. Our calculation of Adjusted EBITA eliminates the impact of a number of exceptional items we consider non-recurring and not indicative of our ongoing operating performance. For further discussion of these exceptional items, see note 9 to the consolidated financial statements, which appear elsewhere in this offering memorandum. You should be aware that the treatment of exceptional items varies between U.S. GAAP and U.K. GAAP (see "Summary of Significant Differences Between U.K. GAAP and U.S. GAAP"). In evaluating Adjusted EBITA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITA is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. Adjusted EBITA was calculated as follows for the periods indicated:

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
	(in millions)				
Group operating profit (loss)	242.4	252.0	237.5	(101.0)	186.4
Amortisation of music copyrights	26.9	33.5	42.6	43.5	39.0
Amortisation of goodwill	0.4	1.1	9.5	6.0	3.7
Operating exceptional items	—	4.0	42.9	242.4	24.9
Adjusted EBITA	269.7	290.6	332.5	190.9	254.0

* Restated.

4. Adjusted PBT is profit (loss) on ordinary activities before taxation, before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights, including amortisation of goodwill (including associates) on investments in associated companies. Adjusted PBT is provided because management believes that it provides a better understanding of our underlying trading performance on a normalised basis. Adjusted PBT is not a measurement of financial performance under either U.K. GAAP or U.S. GAAP and should not be considered as an alternative to profit (loss) attributable to members of the Holding Company as a measure of performance or to net cash inflow from operating activities as a measure of liquidity. Adjusted PBT was calculated as follows for the periods indicated:

	Fiscal Year Ended March 31,				
	1999	2000	2001*	2002	2003
	£	£	£	£	£
	(in millions)				
Profit (loss) on ordinary activities before taxation	203.5	249.3	162.8	(152.8)	319.3
Operating exceptional items	—	4.0	42.9	242.4	24.9
Non-operating exceptional items	(3.7)	(42.5)	—	—	(209.7)
Share of operating exceptional items in joint venture	—	—	—	10.3	—
Share of exceptional finance charges in joint venture	—	—	—	2.1	—
Amortisation of goodwill and music copyrights	27.3	34.6	53.8	51.3	42.8
Adjusted PBT	227.1	245.4	259.5	153.3	177.3

* Restated.

5. Return on sales is defined as Adjusted EBITA as a percentage of Group turnover.

6. Interest cover is defined as the number of times Adjusted EBITDA is greater than Group finance charges.

7. Net debt includes short and long-term interest bearing liabilities less cash and short-term investments

8. Pro forma net debt has been calculated using the historical net debt on the date indicated and has been adjusted with the purpose of giving effect to illustrating the issuance of the notes, the expected issuance of the convertible bonds, borrowings under a new senior revolving credit facility and the repayment of indebtedness as described in "Use of Proceeds," assuming all such transactions occurred as of such date, and is calculated as follows:

	At March 31, 2003
	£ (in millions)
Net debt	859.8
Issuance of the notes (€425 million at £1=€1.448)	285.5
Issuance of the convertible bonds ($243.3 million at £1=$1.579)	149.2
Borrowings under new senior revolving credit facility*	—
Repayment of existing senior revolving credit facility	(166.8)
Repayment of short-term bilateral senior revolving credit facility	(10.9)
Repayment of senior notes ($56.25 million at £1=$1.579)	(35.6)
Change in cash	(221.4)
Pro forma net debt	859.8

* Due to the lower level of net debt at March 31, 2003 additional proceeds under the new senior revolving credit facility would have been unnecessary to retire the specified debt.

Because of their nature, the pro forma data may not give a true picture of our financial position or results.

9. Pro forma net interest expense has been calculated using the historical net interest expense for the period indicated and has been adjusted with the purpose of illustrating to the issuance of the notes, the expected issuance of the convertible bonds, borrowings under a new senior revolving credit facility and the repayment of indebtedness as described in "Use of Proceeds," assuming all such transactions occurred as of the beginning of such period, and is calculated as follows:

	Fiscal Year Ended March 31, 2003
	£ (in millions)
Net interest expense	76.1
Interest expense for the notes	25.3
Interest expense for the convertible bonds	8.1
Interest expense in respect of borrowings under new senior revolving credit facility	5.8
Interest expense of the existing senior revolving credit facility and bilateral facilities	(24.7)
Interest expense on senior notes	(1.6)
Pro forma net interest expense	89.1

Because of their nature, the pro forma data may not give a true picture of our financial position or results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following together with our consolidated financial statements and the notes to those financial statements. We maintain our accounting records and publish our statutory financial statements following United Kingdom tax and corporate regulations. We prepare our financial statements in accordance with U.K. GAAP. Certain adjustments have been made to these records to prepare the consolidated financial statements and other financial information in this offering memorandum. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties please refer to the sections entitled "Forward-Looking Statements" and "Risk Factors."

Overview

We are one of the largest music companies in the world based on turnover. Our business comprises two divisions: Recorded Music (81.6% of group turnover and 63.5% of Adjusted EBITDA in fiscal 2003) and Music Publishing (18.4% of group turnover and 36.5% of Adjusted EBITDA in fiscal 2003).

Revenue

Our Recorded Music business derives its revenues from the sale of music made available in a variety of formats, including CDs, cassettes, mini discs, DVD audio, super audio CDs, digital downloads and streams, distributed through a broad range of retail and wholesale outlets, including entertainment specialty stores, supermarkets, hypermarkets, mass merchants, electronics stores and online retailers. Our Recorded Music business sells:

- new releases from our current roster of artists;
- music from our high quality catalogue of recordings; and
- compilations of successful recordings from both our catalogue and our current roster of artists.

Our Music Publishing business derives its revenues from:

- mechanical royalties, primarily from the sale of music in CD format, but also from cassettes, online downloads and items such as music boxes and player pianos (53% of Music Publishing revenue in fiscal 2003);
- performance royalties paid for the performance of a song on radio or television broadcasts, webcasts, cabarets, live concerts, sporting events, shops and restaurants (25% of Music Publishing revenue in fiscal 2003);
- synchronisation royalties, derived from the use of songs in visual works such as television programmes, films, advertisements, computer games or karaoke (14% of Music Publishing revenue in fiscal 2003); and
- other uses, which include ring tones, stage productions, sheet music, merchandise and music from our background library (8% of Music Publishing revenue in fiscal 2003).

Components of Expenses

The principal costs associated with our Recorded Music business encompass:

- recording or origination costs, which relate to the creation of the master recording in the studio as well as the development of artwork related to the album or single, including cover art and liner notes;
- manufacturing costs, which include raw material costs, including packaging, and the cost of pressing the CD, cassette or vinyl product, whether produced by us or by a third party;
- distribution costs, which include the costs of distributing manufactured product to wholesale and retail distribution outlets;

- royalty costs, which are payments to recording artists and producers for their creative work;
- copyright costs, which are the mechanical royalties paid to songwriters and music publishers for the use of their copyrighted works;
- marketing and promotion costs, which include expenditures made to promote both the artists and their releases, as well as advertising, public relations and other promotional expenses, including tour support and music video creation; and
- administration costs, which include all other costs associated with the business, including general overhead, information technology, management and other administrative costs as well as costs associated with our anti-piracy efforts.

The principal costs associated with our Music Publishing business encompass:

- royalties paid to songwriters in respect to the income generated from the exploitation of their song copyrights; and
- administration costs, which include general overhead, information technology, management and other administrative costs.

Factors affecting our results

Market Factors. Our results are generally impacted by the appeal of our recorded music repertoire and our music publishing catalogue, together with the general economic and retail environment of the countries in which we operate.

Factors that have recently impacted the music industry and, consequently, the financial results of our Recorded Music business, include:

- the rate of overall growth or decline in the music industry;
- the prevalence of piracy, in both physical and digital forms;
- the quality of releases; and
- the growth of other products that compete for the disposable income of consumers.

Trends affecting the recorded music industry have a significant impact on our Music Publishing mechanical royalty segment as mechanical royalties are generated through the sale of soundcarrier products (such as CDs, cassettes, online downloads and other products). Mechanical royalties have traditionally accounted for a significant portion (although less so in recent years) of the revenues of Music Publishing (53% in fiscal 2003; 55% in fiscal 2002). Other factors that impact the financial results of our Music Publishing business include:

- the popularity of our catalogue of songs;
- the diversity and quality of our portfolio of songwriters; and
- trends that affect the end uses of our music compositions (which include uses in the radio, television, film and advertising businesses).

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. However, our creative content does not necessarily enjoy universal appeal. As a result, our results can be impacted not only by general industry trends, but also by trends, developments or other events in individual countries. For example, for fiscal 2003, while we benefitted from stronger performance in our Recorded Music business in the United Kingdom and North America, our Recorded Music business results were impacted by piracy, by a comprehensive restructuring in Europe, by management issues in Mexico, by severe economic problems in Venezuela and by the failure of local repertoire releases to perform well in Japan. We expect our half-year results for fiscal 2004 to be adversely impacted as a result of a substantial decline in the Japanese market, which led to an unusual level of returns across the industry in that territory. See "Risk Factors—Our business operations in some countries are subject to additional risks."

Release Schedule. Our net sales and operating income, like those of other companies in the music business, are largely affected by our release schedule. We report results of operations semi-annually, and our results of operations in any reporting period may be materially affected by the timing of releases. Typically, the top selling release in a year accounts for less than 5% of that year's turnover and our ten best selling releases in a year account for less than 20% of turnover in that year. Turnover generated from the exploitation of our music publishing catalogue tends to be relatively stable from period to period.

Currency Fluctuations. Our results of operations are affected by fluctuations in various foreign currency exchange rates due to the international scope of our operations, although this exposure in itself affords us a degree of natural hedging. In fiscal 2003, approximately 85% of our turnover was generated in currencies other than the pound sterling. The following table sets forth certain information concerning exchange rates for the periods indicated for the major currencies in which we do business, in each case expressed in the currency indicated per £1.00 (based on the Bloomberg Composite Rate):

	U.S. Dollar ($)			Euro (€)			Japanese Yen (¥)		
	Year Ended March 31,			Year Ended March 31,			Year Ended March 31,		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
High	1.602	1.480	1.649	1.743	1.678	1.637	178.110	191.720	197.410
Low	1.399	1.374	1.430	1.557	1.579	1.447	149.630	166.480	179.930
Average	1.479	1.432	1.546	1.630	1.620	1.558	163.450	179.070	188.320
Rate at end of period	1.419	1.425	1.579	1.613	1.636	1.448	178.110	189.140	186.370

Foreign currency exchange risk includes transaction exposure (the exposure arising from fluctuations in trade-related commitments denominated in foreign currencies) and translation exposure (the exposure arising from the translation of the reported value of consolidated turnover, expenses, assets and liabilities of world-wide subsidiaries denominated in foreign currencies to sterling). Because most of our business is conducted at a national or regional level, our transaction exposure is relatively modest, with most revenues and the associated costs occurring in the same currency. Our translation exposure is mitigated by the geographically diverse nature of our global business. The spread of earnings from countries around the world serves as a natural hedge on currency movements. We also enter into foreign currency hedging arrangements to manage foreign currency risk. See " — Foreign Currency and Interest Rate Fluctuations" and "Risk Factors — Unfavourable currency exchange rate fluctuations could adversely affect our results of operations."

The movement in exchange rates was a significant factor affecting the comparison of fiscal 2002 and fiscal 2003 results. In fiscal 2003, the appreciation of the pound sterling, particularly against the U.S. dollar, reduced turnover by approximately £64 million and resulted in an adverse translation effect of approximately £3.4 million on operating profit. In fiscal 2002, exchange on translation reduced turnover by £18.5 million in fiscal 2002, resulting in an adverse translation effect of £4.3 million on operating profit.

Recent Developments

Reorganisation of Recorded Music Division

During the past two years, in order to create a structure that was scaled to the smaller size of the industry and to better position ourselves to respond effectively and efficiently to new developments, we implemented a comprehensive reorganisation of our Recorded Music division. By streamlining our operations and consolidating our back office functions throughout much of the world, from fiscal 2001 to fiscal 2003, we were able to reduce headcount by 1,900 and generate £100 million in fixed cost savings (before acquisitions). Against a backdrop of lower sales, Recorded Music substantially improved its operating margins, driving its underlying profits up 81% and, for the first time in five years, generating a profit in the U.S. Recorded Music business. Our objective was not only to reduce costs, but also to refocus on our core business by paring down our artist roster by approximately 25% and exiting unprofitable operations and costly satellite labels.

Balance Sheet Restructuring

In fiscal 2003, we completed a significant balance sheet restructuring, increasing our weighted average debt maturity to 5.1 years, as compared to 2.7 years in the prior year, and divested passive interests in HMV Group, Viva Media AG and other assets in order to focus on our core business. Together with the improved operating performance and cash management, the sale of these assets resulted in a reduction of net debt as at March 31, 2002 to net debt as at March 31, 2003 of over £198 million, reducing our leverage to below three times Adjusted EBITDA, down from 4.4 times at the end of fiscal 2002. Our commitment to debt reduction was further evidenced by our decision to reduce our dividend by half in fiscal 2002.

HMV Disposal

In May 2002, the shares in our then retail joint venture, HMV Group, began trading on the London Stock Exchange in connection with a global public offering, and we reduced our stake to 14.5%. In November 2002, we sold our remaining 14.5% stake to institutional investors. Net proceeds from these sales, amounting to £209.5 million, were used to reduce outstanding debt. As of May 2002, we ceased to consolidate the results of HMV Group.

Increase in Jobete Stake

In April 2003, we acquired an additional 30% of Jobete, a catalogue of hit Motown songs, for $109.3 million, bringing our total stake in the business to 80%. Under the agreement, we have granted the remaining 20% shareholder a put option on its stake in the business, which may be exercised in either April 2004 or April 2005. In the event that the remaining 20% shareholder declines to exercise its put option, we have been granted a call option exercisable in October 2005. A price range of $75.1 million to $86.3 million will apply to either of these options.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.K. GAAP. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, intangible assets, income taxes, and contingencies and litigation. Historical experience and various assumptions that we believe to be reasonable under the circumstances form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We consider that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Accounting for Advances to Artists, Writers and Repertoire Owners

One area of judgment affecting our reported net income is management's estimate of the recoverability of contractual advances on future royalties paid to artists, writers and repertoire owners. These advances are initially capitalised on our balance sheet to the extent our management believes them to be recoverable. This assessment of recoverability is based upon the current and past popularity of the artists, the initial commercial acceptability of the product, the current and past popularity of the genre of music to which the product belongs, and projected sales performance. Based on this information, management expenses the portion of such advances that it believes is not recoverable. Our policy is to provide at least 80% of the net account balance against all unproven artists. As sales are generated by the product against which an advance was made, we expense through cost of sales the portion of the capitalised advance which has been recouped. Management periodically reviews the recoverability of capitalised advances and will make a provision to the extent that it no longer believes an advance to be recoverable.

Sales Returns and Uncollectible Accounts

One area of judgment affecting reported turnover and net income is management's estimate of product sales that will be returned and the amount of receivables that will ultimately be collected. In determining the estimate of product sales that will be returned, management analyses historical return patterns, current economic trends, changes in customer demand and acceptance of our products, as well as changes in our terms of trade. Based on this information, management reserves a percentage of product sales that provide the customer with the right of return. Similarly, management evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for larger accounts and customers, and an analysis of receivables ageing that determines the percent that has historically been uncollected by aged category. Based on this information, management reserves an amount that is believed to be uncollectible.

Accounting for Pensions

Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including, but not limited to, discount rates, expected rate of return on plan assets, participation levels, salary increases and expected healthcare cost trend rates.

Under U.K. GAAP, actuarial valuations of our defined benefit pension schemes are required to be carried out every three years. These actuarial valuations form the basis for the expense recorded in the profit and loss account, and are sensitive to the assumptions made by the actuaries. The latest actuarial valuation for our U.K. pension plan, our largest defined benefit plan, has commenced and is due to be completed by November 2003. The valuation is not expected to have a material impact on the results of operations in future years.

Deferred Taxes

The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgments on tax matters. Whilst we believe that our judgments are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Carrying Value of Music Copyrights

Music copyrights purchased prior to April 1, 1989 were written off against shareholders' funds on acquisition. Copyrights acquired as a result of acquisitions on or after April 1, 1989 are capitalised as intangible assets in our balance sheet, and are amortised by equal annual amounts over not more than 20 years. Where a useful economic life of up to 20 years has been adopted, copyrights are reviewed for impairment at the end of the first full fiscal year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill and Other Intangible Fixed Assets

Under U.K. GAAP, goodwill acquired since April 1, 1998 and other intangible assets are capitalised and amortised by equal annual amounts over not more than 20 years. At the end of the first full year following acquisition or where there are indications of possible impairment, we carry out a full impairment review. Any resulting impairment loss could have a material impact on our financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

Scope of Consolidation

Our consolidated financial statements include contributions from four types of entities:

- fully consolidated entities, being entities in which we generally hold a voting interest of more than 50% and include Toshiba-EMI and Jobete. Such entities are fully consolidated in our consolidated accounts. Third-party interests in these fully consolidated entities are reflected in minority interests;
- entities in which we hold an interest on a long-term basis and that are jointly controlled by us and one or more other parties under a contractual arrangement. These entities are treated as joint ventures and are accounted for using the gross equity method. Our investment in HMV Group was the only investment to be reported in this manner in the reporting period;
- entities in which we have a participating interest sufficient to allow us to exercise significant influence are treated as associated companies and are accounted for using the equity method; and
- other contractual arrangements entered into with third parties for marketing purposes. Our share of profit is included within "Other operating income, net" in our consolidated profit and loss account. Included within this category are the collaborations entered into in certain countries to market compilation CDs under the "Now" brand.

We have a significant number of inter-company transactions. The three key flows are:

- physical product manufactured by our manufacturing businesses are sold inter-company to our selling entities who then sell on to third party customers;
- territories which sell recorded music product or songs for which the rights are owned by another company in our group pay royalties inter-company to the rights owner; and
- funding raised by a company in our group is often lent inter-company to another company in our group.

Consolidation entries are raised to net the offsetting balances arising from these inter-company transactions out of our consolidated accounts.

Results of Operations

The table below presents, for the periods indicated, certain statement of operations data (also expressed as a percentage of total group turnover (excluding HMV Group's contributions)).

	Fiscal Year Ended March 31,					
	2001*		2002		2003	
	£	%	£	%	£	%
			(£ amounts in millions)			
Group Turnover(1)						
Recorded music	2,282.0	85.4	2,029.4	83.0	1,774.2	81.6
Music publishing	390.7	14.6	416.4	17.0	401.2	18.4
Group turnover	2,672.7	100.0	2,445.8	100.0	2,175.4	100.0
Cost of sales	(1,739.2)	(65.1)	(1,726.5)	(70.6)	(1,376.7)	(63.3)
Gross profit	933.5	34.9	719.3	29.4	798.7	36.7
Distribution costs	(136.9)	(5.1)	(127.5)	(5.2)	(98.7)	(4.5)
Administration expenses	(608.5)	(22.8)	(708.9)	(29.0)	(544.7)	(25.0)
Other operating income, net	49.4	1.8	16.1	0.6	31.1	1.4
Group operating profit (loss)	237.5	8.9	(101.0)	(4.1)	186.4	8.6
Share of operating profit in joint venture	34.4	1.3	34.3	1.4	0.4	0.0
Share of operating profits (losses) in associated undertakings	5.5	(0.2)	(2.9)	(0.1)	0.1	0.0
Total operating profit (loss)	266.4	10.0	(69.6)	(2.8)	186.9	8.6
Non-operating exceptional items	—	—	—	—	209.7	9.6
Profit (loss) before finance charges	266.4	10.0	(69.6)	(2.8)	396.6	18.2
Finance charges						
Group (including associated undertakings)	(74.3)	(2.8)	(60.4)	(2.8)	(76.1)	(3.5)
Joint venture	(29.3)	(1.1)	(22.8)	(1.0)	(1.2)	(0.1)
Total finance charges	(103.6)	(3.9)	(83.2)	(3.4)	(77.3)	(3.6)
Profit (loss) on ordinary activities before taxation	162.8	6.1	(152.8)	(6.2)	319.3	14.7
Taxation on profit on ordinary activities	(70.9)	(2.7)	(38.2)	(1.6)	(83.2)	(3.8)
Profit (loss) on ordinary activities after taxation	91.9	3.4	(191.0)	(7.8)	236.1	10.9
Minority interest	(12.7)	(0.5)	(8.5)	(0.3)	(6.4)	(0.3)
Profit (loss) attributable to members of the Holding Company	79.2	3.0	(199.5)	(8.2)	229.7	10.6

* Restated.

(1) Excludes joint venture turnover (attributable to HMV Group) of £662.6 million, £707.9 million and £65.5 million, respectively. In May 2002, we reduced our stake in HMV Group to 14.5% and ceased at that time to consolidate its results. In November 2002, we sold our remaining stake in HMV Group.

Fiscal Year Ended March 31, 2003
Compared to Fiscal Year Ended March 31, 2002

Group turnover

Group turnover (excluding joint venture turnover) decreased from £2,445.8 million in fiscal 2002 to £2,175.4 million in fiscal 2003, a decline of £270.4 million, or 11.1%. The overall decrease included a decrease of £64.0 million from foreign currency translation. On a constant currency basis, the decrease was entirely the result of a fall in sales of Recorded Music.

Business segment turnover

Recorded Music turnover decreased 12.6% from £2,029.4 million in fiscal 2002 to £1,774.2 million in fiscal 2003 due both to general industry forces, most notably a significant increase in both digital and physical piracy, and specific actions undertaken in connection with our business, including the reduction of our artist roster and exiting unprofitable operations and costly satellite labels. The decrease also reflected the short-term disruption in day-to-day operations caused by the extensive restructuring process, particularly in Continental Europe and at Virgin America, as well as by the lower than expected performance of some local repertoire releases in Japan.

The global music industry declined by almost 9% from fiscal 2002 to fiscal 2003. Industry size in all geographic regions fell in the year, with the decline of 21% in Latin America the most significant. Of the ten most significant countries, only France at 2.8% showed growth. Our share rose slightly in North America, Japan and in other parts of Asia, but fell in all other regions, resulting in an overall decline in world market share from 13.4% in fiscal 2002 to 12.6% in fiscal 2003.

Music Publishing turnover decreased 3.7% from £416.4 million in fiscal 2002 to £401.2 million in fiscal 2003 due entirely to currency movements, particularly the weakening of the U.S. dollar. On a constant currency basis, music publishing turnover grew marginally. Of the Music Publishing turnover in 2003, 53% (55% in 2002) was derived from mechanical royalties, 25% (24% in 2002) from performance royalties, 14% (13% in 2002) from synchronisation royalties and 8% (8% in 2002) from other uses.

Geographic analysis

The following discussion of group turnover by region is based on the origin of the product. Revenue is recognised in the region in which the business making the sale is located.

The table below sets forth our turnover for fiscal 2002 and fiscal 2003 by region.

	Fiscal Year Ended March 31,			
	2002		2003	
	£ amounts in millions	Percentage of group total	£ amounts in millions	Percentage of group total
North America	826.3	33.8	706.1	32.5
United Kingdom	338.9	13.9	330.9	15.2
Rest of Europe	732.0	29.9	660.5	30.4
Latin America	88.1	3.6	51.0	2.3
Asia Pacific	439.8	18.0	409.9	18.8
Rest of World	20.7	0.8	17.0	0.8
Total	2,445.8	100.0%	2,175.4	100.0%

In North America, group turnover decreased by 14.5%. In Recorded Music, our share increased gradually over the second half of the fiscal year, after a significant decline in the first half. Highlights included Norah Jones' eight Grammy awards and successful debut album releases from The Vines and Lisa Marie Presley at our Capitol label. Music Publishing turnover on a constant currency basis was up by 2.7%, as gains in synchronisation income were partly offset by declines in mechanical royalties.

In the United Kingdom, group turnover decreased by 2.4%. The U.K. continues to be a major source of repertoire for local and international exploitation and our business there has excelled in commercialising our catalogue. Our U.K. Music Publishing turnover grew 4.3%, reflecting an increase in both mechanical and performance income driven by our continued leadership position in the U.K. charts.

In Continental Europe, group turnover decreased by 9.8%. Our Recorded Music business in Europe underwent a comprehensive restructuring, which took longer than anticipated to complete. Nonetheless, the business continued to have strong sales and had notable successes in 2003 with a number of local repertoire releases, including albums from Renaud in France and Herbert Grönemeyer in Germany. Music Publishing performance in Continental Europe was mixed. Certain countries, notably Germany and Italy, were impacted by steep local industry declines in recorded music. France countered that trend, reflecting the growth in its recorded music industry, and Benelux countries also generated revenue gains.

In Latin America, group turnover decreased by 42.1%. In the Recorded Music business, Mexico experienced significant setbacks resulting from piracy and poor local management, which is in the process of being replaced. In addition, our Venezuelan operations were closed because of the severe economic problems in that country. At the same time, however, the region's most important country, Brazil, returned to profitability and we made considerable progress in sales of Latin music in the U.S.

In the Asia Pacific region (including Japan), group turnover decreased by 6.8%. In Japan, we had some important Recorded Music successes, notably with Utada Hikaru's third album *Deep River*, which sold over 4 million copies in Japan alone, but nonetheless overall results were somewhat disappointing as certain significant local repertoire releases did not perform as well as expected, particularly in the fourth quarter. Our Music Publishing business, by contrast, had a strong year in Japan. Sales increased by over 5%, in large part due to the performance of Utada Hikaru's *Deep River*. We had Recorded Music success in Asia outside of Japan as well, with our first profit in a number of years. We are pursuing an aggressive strategy to improve both our share and our profitability in this region, including a push into China with investment in local repertoire, a territory which we believe offers potential despite severe piracy.

Cost of sales

Cost of sales decreased from £1,726.5 million in fiscal 2002 to £1,376.7 million in fiscal 2003, a decline of £349.8 million, or 20.3%. As a percentage of group turnover, cost of sales decreased year-on-year with cost of sales as a percentage of group turnover of 63.3% in fiscal 2003 compared to 70.6% in fiscal 2002. This reflected increased manufacturing efficiency and tighter control over origination and marketing and promotional expenditures, as well as a reduced charge in respect of artist royalty advances, as the portfolio was realigned towards the more proven artists, whose advances we believe are more likely to be recouped.

Distribution costs and administration expenses

Distribution costs decreased from £127.5 million in fiscal 2002 to £98.7 million in fiscal 2003, a decline of £28.8 million, or 22.6%. Distribution costs decreased slightly as a percentage of sales at 4.5% in fiscal 2003 compared to 5.2% in fiscal 2002. Administration expenses decreased from £708.9 million in fiscal 2002 to £544.7 million in fiscal 2003, a decline of £164.2 million, or 23.2%. As a percentage of turnover, administration expenses decreased from 29.0% to 25.0%. The savings in each case were the consequence of the reorganisation implemented in late fiscal 2002 and early fiscal 2003. In particular, support functions across business units in the same country were in many cases combined.

Group operating profit (before exceptionals and amortisation) ("Adjusted EBITA")

Adjusted EBITA in fiscal 2003 increased from £190.9 million in fiscal 2002 to £254.0 million in fiscal 2003 (with group operating profit (loss) increasing from a loss of £101.0 million to profit of £186.4 million), resulting from the impact of the cost savings implemented in Recorded Music over the fiscal year, together with additional margin improvements in that business and a continuing solid performance from Music Publishing. See "Selected Consolidated Historical Financial and Other Data" for a reconciliation of Adjusted EBITA to group operating profit as reported under U.K. GAAP.

In Recorded Music, stronger performances in the United Kingdom and North America offset weaker results in Continental Europe and Asia to result in an increase in Adjusted EBITA of 81% to £150.5 million in fiscal 2003 from £83.1 million in fiscal 2002. In addition to the impact of the cost saving measures, the improvement was partially the result of our concentration on profitable, sustainable sales from artists with long-term potential. We experienced considerable global success from such artists in 2003, including the debut album from Norah Jones, *Come Away With Me* (about 12 million copies worldwide in fiscal 2003, and 15 million copies since release), *A Rush Of Blood To The Head* from U.K. band Coldplay and Robbie Williams' *Escapology* (almost six million copies worldwide each), and the double album of definitive greatest hits from the Rolling Stones (over five million copies). In addition, we had regional successes from artists Utada Hikaru, Renaud and Herbert Grönemeyer, whose album *Mensch* sold over three million copies to become the highest selling German language album ever. A reconciliation of Recorded Music Adjusted EBITA to Recorded Music operating profit (loss) as calculated under U.K. GAAP is provided below:

	Fiscal Year Ended March 31,	
	2002	2003
	£	£
	(in millions)	
Recorded Music Adjusted EBITA	83.1	150.5
Amortisation of music copyrights	(2.5)	(2.6)
Amortisation of goodwill	(6.0)	(3.9)
Operating exceptional items	(226.6)	(17.7)
Recorded Music operating profit /(loss)	(152.0)	126.3

In Music Publishing, Adjusted EBITA decreased by 4.0% from £107.8 million in fiscal 2002 to £103.5 million in fiscal 2003. This decrease resulted from currency movements, in particular weakness in the U.S. dollar, and from a slight increase in corporate charges. However, on a constant currency basis, and excluding corporate charges, Music Publishing Adjusted EBITA grew marginally from £110.6 million in fiscal 2002 to £111.0 million in fiscal 2003. A reconciliation of Music Publishing Adjusted EBITA to Music Publishing operating profit as calculated under U.K. GAAP is provided below:

	Fiscal Year Ended March 31,	
	2002	2003
	£	£
	(in millions)	
Music Publishing Adjusted EBITA	107.8	103.5
Amortisation of music copyrights	(41.0)	(36.2)
Amortisation of goodwill	—	—
Operating exceptional items	(15.8)	(7.2)
Music Publishing operating profit	51.0	60.1

Finance charges

Group finance charges increased by £15.7 million to £76.1 million in fiscal 2003 from £60.4 million in fiscal 2002 largely reflecting higher interest rates following the restructuring of debt into longer-term instruments, which more than offset the impact from the substantial reduction of overall debt levels.

Exceptionals

In fiscal 2003, we incurred a non-cash charge of £24.9 million arising from the write-down of certain assets. The assets concerned were music copyrights (£6.5 million), goodwill (£12.1 million), current asset investments (£2.5 million) and investments in own shares held in the Employee Benefit Trust (£3.8 million). This write-down is reported as an operating exceptional cost. This was in contrast to fiscal 2002, in which we incurred an operating exceptional charge of £242.4 million relating to restructuring and reorganisation costs, mainly within Recorded Music. In that same period, HMV Group also incurred exceptional costs, of which our share was £12.4 million.

We benefited from a non-operating exceptional net profit of £209.7 million in fiscal 2003, largely arising from the disposal of our stakes in HMV Group and Viva Media, offset by modest losses relating to certain other disposals.

Taxation

The underlying group tax rate before amortisation and exceptional items fell to 25.3% in fiscal 2003 from 30% in fiscal 2002. This reduction is primarily related to the return to profitability of our U.S. Recorded Music business, which has brought forward tax losses available for offset, and to a lesser extent, a favourable tax ruling relating to taxes paid for prior years as well as lower profits in Japan, our highest tax-paying territory.

Minority interests

The minority interest share of profit after taxation (attributable to investments in Toshiba-EMI Ltd, Jobete Music Co., Inc. and others) decreased from £8.5 million to £6.4 million, as a result of the decrease in profitability of our Japanese Recorded Music business in the year.

Profit (loss) attributable to members of the holding company and earnings per share

For the reasons stated above, profits attributable to members of the holding company increased from a loss of £199.5 million in fiscal 2002 to a profit of £229.7 million in fiscal 2003. Adjusted diluted earnings per share increased by 3.8p from 11.8p for fiscal 2002 to 15.6p for fiscal 2003. See "Selected Consolidated Historical Financial and Other Data" for a reconciliation of adjusted diluted earnings per share to profits attributable to members of the holding company as reported under U.K. GAAP.

Fiscal Year Ended March 31, 2002
Compared to Fiscal Year Ended March 31, 2001 (restated)

Group turnover

Group turnover (excluding joint venture turnover) decreased by £226.9 million, or 8.5%, from £2,672.7 million in fiscal 2001 to £2,445.8 million in fiscal 2002. The overall decrease included a decrease of £18.5 million from adverse foreign currency translation. The underlying decrease was the result of poor trading in Recorded Music. Music Publishing generated turnover growth and showed increases in all categories of income.

Business segment turnover

Recorded Music turnover decreased 11.1% from £2,282.0 million in fiscal 2001 to £2,029.4 million in fiscal 2002 due to general industry forces, including the effects of digital and physical piracy, underperformance of key releases and significant management issues in the United States. Disruption from the first phase of the restructuring process in Continental Europe and at Virgin America and the postponement of a number of significant releases in Japan from fiscal 2002 to fiscal 2003 also contributed to the decline.

The global music industry declined by 6% in value terms from fiscal 2001 to fiscal 2002, with significant variations in market performance around the world. The North American, Asian (outside of Japan) and European territories were down moderately, at 3.3%, 5.5% and 2.3% respectively. Japan and Latin America experienced more dramatic declines at 13.4% and 24.2% respectively. Our share fell in all regions, resulting in a decline in world share from 14.1% in fiscal 2001 to 13.4% in fiscal 2002.

Music Publishing turnover increased by 6.6% from £390.7 million in fiscal 2001 to £416.4 million in fiscal 2002 based on increases in our share and strong U.S. revenue, with growth in each of the mechanical, performance and synchronisation royalties segments.

Geographic analysis

The table below sets forth our turnover for fiscal 2002 by region and 2001, restated to reflect more accurately the way our business is currently managed.

	Fiscal Year Ended March 31,			
	2001		2002	
	£ amount in millions	Percentage of group total	£ amount in millions	Percentage of group total
North America	886.5	33.2	826.3	33.8
United Kingdom	338.8	12.7	338.9	13.9
Rest of Europe	753.4	28.2	732.0	29.9
Latin America	132.1	4.9	88.1	3.6
Asia Pacific	539.9	20.2	439.8	18.0
Rest of World	22.0	0.8	20.7	0.8
Total	2,672.7	100.0%	2,445.8	100.0%

In North America, group turnover decreased by 6.8%. Our Recorded Music share decreased only slightly, from 10.8% to 10.4%, in an industry that fell 3.3%, but our performance was nonetheless disappointing. This prompted changes in our North American operations, including moving Virgin to New York to create an East Coast label presence. By contrast, Music Publishing turnover increased 6.4% in North America in fiscal 2002, led by strong gains in both performance and synchronisation. Highlights of the year included the success of Alicia Keys, whose debut album *Songs in A Minor* sold over five million copies in the U.S. alone.

Group turnover remained flat in the United Kingdom, while decreasing by 2.8% in Continental Europe. The European recorded music industry fell 2.3% in fiscal 2002, compared with a broadly flat industry in fiscal 2001. This masked significant differences within the region, with large decreases in Germany, Italy, Portugal and Eastern Europe outweighing increases in the U.K., France and Sweden. Our Recorded Music share decreased 0.3%, with significant losses in Italy, Denmark and Spain. U.K. Music Publishing turnover increased 10.5% as a result of strong gains in most income types, particularly performance revenues, based on a 28.4% chart share. Music Publishing turnover elsewhere in Europe grew 6.3%, driven principally by excellent performance in Germany, with a 33.6% share of the German Music Publisher Charts in 2001.

In Latin America, group turnover decreased by 33.3%. Widely reported and particularly deep economic difficulties, especially in Argentina, resulted in a 24.2% decrease in the music industry. Our Recorded Music business reacted swiftly to the decline by postponing or cancelling a number of releases and cutting costs sharply, which resulted in a decrease in our share from 16.1% to 13.8%. The results of Music Publishing were also adversely impacted by the general fall in the music industry.

In the Asia Pacific region (including Japan), group turnover decreased by 18.5%. Recorded Music had a disappointing year in Japan, with share slipping to 10.2% from 11.2% in an industry that was down 13.4%. A number of significant releases, including one from local superstar Ringo Sheena, were postponed to fiscal 2003. Our Recorded Music share in Asia outside Japan fell from 8.3% in fiscal 2001 to 7.5% in fiscal 2002. Music Publishing experienced successes in Japan with Enya and Utada Hikaru and good results from South East Asia, with a significant increase in revenue coming from ring tone deals.

Cost of sales

Cost of sales decreased slightly from £1,739.2 million in fiscal 2001 to £1,726.5 million in fiscal 2002, a decline of £12.7 million. As a percentage of group turnover, cost of sales increased year-on-year with cost of sales as a percentage of group turnover of 70.6% in fiscal 2002 compared to 65.1% in fiscal 2001. The increase in the cost of sales percentage reflected higher charges for provisions for advances and an increase in the provision for product returns. The former was the result of weak trading in fiscal 2002 and the latter the non-recurrence in fiscal 2002 of the one-off benefit in fiscal 2001, from changed trading terms.

Distribution costs and administration expenses

Distribution costs decreased from £136.9 million in fiscal 2001 to £127.5 million in fiscal 2002, a decrease of £9.4 million, or 6.9%. Distribution costs increased slightly as a percentage of sales at 5.2% in fiscal 2002 compared to 5.1% in fiscal 2001. Administration expenses increased from £608.5 million in fiscal 2001 to £708.9 million in fiscal 2002, an increase of £100.4 million, or 16.5%. Administration expenses increased as a percentage of turnover to 29.0% in fiscal 2002 from 22.8% in fiscal 2001. This percentage increase reflected a failure to reduce the overhead base in line with falling turnover. The reorganisation process to remedy that was implemented late in fiscal 2002.

Group operating profit (before exceptionals and amortisation) ("Adjusted EBITA")

Adjusted EBITA decreased 42.6% from £332.5 million in fiscal 2001 to £190.9 million in fiscal 2002 (with group operating profit (loss) decreasing from profit of £237.5 million to a loss of £101.0 million), resulting from a decline in Recorded Music operating profits, as discussed below. See "Selected Consolidated Historical Financial and Other Data" for a reconciliation of Adjusted EBITA to group operating profit as reported under U.K. GAAP.

In Recorded Music, Adjusted EBITA decreased by 63.5% to £83.1 million in fiscal 2002 from £227.5 million in fiscal 2001 as a result of broad declines in the global music market, primarily the result of piracy, disappointment in key releases and significant management issues in the United States. A reconciliation of Recorded Music Adjusted EBITA to Recorded Music operating profit as calculated under U.K. GAAP is provided below:

	Fiscal Year Ended March 31,	
	2001	2002
	£	£
	(in millions)	
Recorded Music Adjusted EBITA	227.5	83.1
Amortisation of music copyrights	(3.0)	(2.5)
Amortisation of goodwill	(9.5)	(6.0)
Operating exceptional items	(36.6)	(226.6)
Recorded Music operating profit/(loss)	178.4	(152.0)

In Music Publishing, Adjusted EBITA increased by 2.7% to £107.8 million in fiscal 2002 from £105.0 million in fiscal 2001 based on successes in the United Kingdom, Germany and Japan. A reconciliation of Music Publishing Adjusted EBITA to Music Publishing operating profit as calculated under U.K. GAAP is provided below:

	Fiscal Year Ended March 31,	
	2001	2002
	£	£
	(in millions)	
Music Publishing Adjusted EBITA	105.0	107.8
Amortisation of music copyrights	(39.6)	(41.0)
Amortisation of goodwill	—	—
Operating exceptional items	(6.3)	(15.8)
Music Publishing operating profit	59.1	51.0

Finance charges

Total finance charges decreased by £20.4 million to £83.2 million in fiscal 2002 from £103.6 million in fiscal 2001 largely reflecting lower interest payable on bank overdrafts and loans. Net finance charges decreased by £13.9 million to £60.4 million in fiscal 2002 from £74.3 million in fiscal 2001, principally because of the effect of lower interest rates, which more than offset the impact of higher average debt levels.

Exceptionals

In fiscal 2002, we incurred an operating exceptional charge of £242.4 million arising from our restructuring and reorganisation activities, primarily within Recorded Music. These costs included a significant reduction in both employee headcount (approximately 20%) and the number of artists under contract (approximately 25%). Underlying our restructuring efforts was the consolidation of the non-creative resources of our record labels and the creation of centralised national catalogue marketing units, with a particular focus on our operations in Europe and the United States. In addition, the exceptional charge included costs resulting from the substantial economic decline in the Latin American region. Also included were costs related to the closure of a number of loss-making satellite labels and the write-down of certain assets, in particular goodwill.

In fiscal 2001 we incurred an operating exceptional charge of £42.9 million relating entirely to transaction costs incurred in connection with the proposed merger with Warner Music Group.

Taxation

The underlying group tax rate before amortisation and exceptional items and including HMV Group increased to 30% in fiscal 2002 from 27.3% in fiscal 2001. The rate increase occurred despite a substantial repayment of Advance Corporation Tax as a result of paying Foreign Income Dividends, and was the result of an adverse movement in the geographic mix of profits towards higher tax jurisdictions, the unavailability of tax relief on certain costs arising in the year, and the inability to mitigate the higher HMV Group profits in fiscal 2002.

Minority interests.

The minority interest share of profit after taxation (attributable to investments in Toshiba-EMI Ltd, Jobete Music Co., Inc. and others) fell from £12.7 million to £8.5 million, reflecting the significant decrease in profitability of our Japanese Recorded Music business.

Profit (loss) attributable to members of the holding company and earnings per share

For the reasons stated above, profits attributable to members of the holding company decreased from a profit of £79.2 million in fiscal 2001 to a loss of £199.5 million in fiscal 2002. Adjusted diluted earnings per share decreased by 10.1p to 11.8p in fiscal 2002 from 21.9p in fiscal 2001. See "Selected Consolidated Historical Financial and Other Data" for a reconciliation of adjusted diluted earnings per share to profits attributable to members of the holding company as reported under U.K. GAAP.

Trading Outlook

We report our financial results on a semi-annual basis and we expect to publish our results for the six-months ended September 30, 2003, in November 2003. However, on July 9, 2003, at our annual general meeting, we provided the following information to investors concerning our performance for the three months ended June 30, 2003.

We announced that recorded music sales outside Japan were well up on last year's level. During the same period, we had an especially strong performance in our U.S. recorded music business and solid underlying performance in music publishing. These results were obtained in spite of continuing weakness in the global recorded music industry. In particular, there has been a substantial decline in the Japanese market, leading to an unusual level of returns across the industry in that territory, which is likely to have an adverse impact on our half-year results. See "Risk Factors — Our business operations in some countries are subject to additional risks." Those results will also reflect, in line with our budget, differences in the timing of receipts in our music publishing business, which we expect to reverse in the second half of fiscal 2004. Overall, we believe that the strategies we have in place should deliver full year results in line with our expectations, offsetting any first half shortfall.

In addition, we announced that we have a strong release schedule in recorded music and we are continuing to focus on generating profitable sales through effective marketing, tight cost management and high quality releases. In music publishing, our release schedule is also strong and we are making progress in our efforts to build upon our varied revenue streams to mitigate the impact of a weak recorded music market.

We also announced that we remain at the forefront of industry initiatives to combat piracy in all its forms and we feel that progress is being made. We are also actively supporting the development of legitimate online music services and the early results are encouraging.

While market conditions remain challenging, we are optimistic that industry trends will improve in due course and that we will perform strongly within that context.

Liquidity and Capital Resources

Liquidity

Our primary source of liquidity is cash generated from operations. The following table sets forth cash flow movements for the periods indicated:

	Fiscal Year Ended March 31,		
	2001*	2002	2003
	£	£ (in millions)	£
Net cash inflow from operating activities	314.8	211.9	117.2
Dividends received from associated undertakings	0.3	0.7	0.1
Net cash outflow from returns on investments and sourcing of finance	(100.8)	(62.0)	(11.1)
Taxes paid	(48.5)	(22.3)	(38.7)
Net cash outflow from capital expenditure and financial investment	(45.4)	(42.4)	(40.1)
Net cash inflow (outflow) from acquisitions and disposals	(14.7)	(24.0)	185.4
Equity dividends paid	(125.2)	(125.3)	(29.4)
Net cash inflow (outflow) before management of liquid resources and financing	(19.5)	(63.4)	183.4
Net cash inflow (outflow) from management of liquid resources and financing	(33.7)	5.9	(153.8)
Increase (decrease) in cash	(53.2)	(57.5)	29.6

* Restated.

Net cash inflow from operating activities in fiscal 2003, after £74.9 million of trading provisions comprised mainly of restructuring and reorganisation provisions and an increase in working capital of £104.2 million, was £117.2 million. Of this working capital movement, £54.5 million related to higher advances, in part due to the postponement into fiscal 2003 of advances to artists and writers that had been delayed as a result of the reorganisation commenced in the prior year, and £40.4 million was attributable to higher debtors, the result of the acceleration of our sales in the fourth quarter of fiscal 2003. After normalising for these actions, which were generally one-off in nature, our net cash flow from operations would be nearly identical to our Adjusted

EBITDA. This normalised view of conversion from Adjusted EBITDA to cash at nearly 100%, is consistent with our view of our business when it is not subject to activities such as a restructuring.

Our working capital requirements (excluding advances) are almost entirely driven by the phasing of sales. Absent changes in phasing, our annual working capital movement would be broadly neutral. However, changes in phasing, particularly in the last quarter of the fiscal year, can result in significant movements as at the year end balance sheet date.

Net cash outflow from returns on investments and servicing of finance decreased from £62.0 million in fiscal 2002 to £11.1 million in fiscal 2003, principally as a result of a decrease in interest paid from £68.8 million in fiscal 2002 to £12.8 million in fiscal 2003, which includes a gain on a swap unwind of £55.6 million (see " — Capital Resources" below).

Net cash outflow from capital expenditure and financial investment decreased slightly in fiscal 2003, to £40.1 million from £42.4 million in fiscal 2002. An increase in the purchase of tangible fixed assets (£68.5 million in fiscal 2003 compared with £39.2 million in fiscal 2002) was partially offset by a similar increase in the proceeds from the sale of fixed asset investments (to £35.6 million in fiscal 2003 from £0.1 million in fiscal 2002). We expect that our capital expenditures for fiscal 2004 will be at similar levels as in fiscal 2003. A significant amount of these expenditures are associated with a three-year investment programme to upgrade our information management systems, which we commenced this year.

Largely as a result of the disposal of our stake in HMV Group and a decrease in equity dividends paid from £125.3 million in fiscal 2002 to £29.4 million in fiscal 2003, net cash inflow before management of liquid resources and financing increased to £183.4 million in fiscal 2003, compared with an outflow of £63.4 million in fiscal 2002.

Net cash outflow from management of liquid resources and financing decreased to £153.8 million in fiscal 2003 from an inflow of £5.9 million in 2002 as a result of an increase in loans repaid (£757.5 million in fiscal 2003; £458.6 million in fiscal 2002). The net result was an increase in cash of £29.6 million in fiscal 2003, compared with a decrease in cash of £57.5 million in fiscal 2002.

After net proceeds from acquisitions, disposals and financial investments of £204.5 million, net capital expenditure of £59.2 million, tax paid of £38.7 million, net interest costs of £4.6 million (including a gain on a swap unwind), dividends paid of £35.9 million (including those to minorities) and currency translation gains and other movements of £14.8 million, net debt decreased by £198.1 million to £859.8 million.

Capital Resources

Our cash requirements for needs in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets. In each territory in which we operate, local cash management and funding arrangements are established as appropriate to the financing needs of the local operations. The funding arrangements provided by banks may be on a committed or uncommitted basis to the local operations, and the borrowings thereunder are usually guaranteed by us. We seek to have sufficient facilities available to cover 110% of anticipated peak net borrowings. Our main committed banking facilities are provided in the United Kingdom and the United States.

As part of our balance sheet restructuring, a six-year sterling bond issued in May of 2002 was increased in June to £325 million, and in August of 2002 a further $180 million was raised from a private placement of debt with maturities of between seven and ten years. We used the net proceeds from the HMV Group disposal of £209.5 million and £35.6 million from the sale of fixed asset investments to repay and cancel part of the £1.3 billion credit facility entered into in April 2002.

Also in fiscal 2003, following a review of derivative positions in the prevailing market conditions, we unwound a $500 million interest rate swap position. The original swap effectively switched the 8.375% fixed coupon on our U.S. dollar guaranteed notes issued in August 1999 to a floating interest rate. The swap unwind reduced our overall interest rate risk. On the unwind, we received a cash payment of $86.2 million (£55.6 million), representing the present value of the expected cash savings from the swap as determined by the expected differential between U.S. short- and long-term interest rates, discounted at the prevailing market rate. At March 31, 2002 this swap position had a fair value of £21.0 million. The gain from the unwind will be amortised over the remaining life of these notes, thus locking in the future interest cost benefit to be obtained from the swap.

On January 21, 2003, Standard & Poor's Ratings Services reduced our debt ratings from "BBB," with a stable outlook to "BBB-," with a stable outlook. On March 11, 2003, Moody's Investors Service reduced our debt ratings from "Baa2" with a negative outlook to "Ba1" with a stable outlook. These decisions had no impact on our liquidity. However, at these ratings there will be a maximum annualised increase in interest charge of approximately £8 million, before tax relief, for fiscal years ending after March 31, 2003. On September 12, 2003, Standard & Poor's Ratings Services confirmed our debt ratings of "BBB-," but revised the outlook to negative. Any future rating changes could further affect our interest charge.

On September 11, 2003, a wholly owned finance subsidiary of ours launched an offering of $243.3 million aggregate principal amount of 5.25% convertible bonds due 2010. In addition, we have agreed with the lenders under our existing £1.3 billion senior revolving credit facility (since reduced to £594.5 million) to enter into a new £250 million senior revolving credit facility provided that we repay the amounts outstanding under the existing facility, at which time the existing facility will be terminated. We expect to repay the amounts outstanding under the existing senior revolving credit facility, prepay a portion of the principal amount outstanding of our senior notes due 2009, repay in full the principal amount outstanding of our senior notes due 2012 and repay amounts owed under two bilateral revolving credit facilities with the proceeds of the offerings of the convertible bonds and the notes and borrowings under the new senior revolving credit facility. Prior to the closing of the offering of the notes, we have £453.5 million outstanding under our existing senior revolving credit facility and the equivalent of £25.5 million outstanding under the bilateral facilities (compared to £166.8 million and £10.9 million, respectively, at March 31, 2003). In connection with the foregoing, we will have extended the maturity under our senior revolving credit facility by two years to April 2007 and reduced the maturity of our senior notes due 2009 by two years to August 2007. See "Use of Proceeds," "Capitalisation" and "Description of Our Other Indebtedness."

We plan to continue to pursue growth through investment in our existing businesses. Opportunities to grow the business through acquisitions and joint ventures and to achieve greater operating efficiencies are also being, and will continue to be, pursued actively.

Contractual Obligations and Commercial Commitments

We have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our consolidated financial statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognised as liabilities in our consolidated financial statements, but are required to be disclosed. As at March 31, 2003, we had contractual commitments and options, which are largely performance related, under which we are likely to be required to pay advances amounting to approximately £460.9 million (March 31, 2002: £418.8 million) within the next five years to artists and repertoire owners.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Foreign Currency and Interest Rate Fluctuations

Our largest foreign currency exposures are to the euro, the yen and the U.S. dollar. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts. The impact of fluctuations in foreign currency relative to sterling can be significant in any given year.

Exchange rate agreements held by us at March 31, 2003 were as follows:

	Gross notional amount purchased	Value date
Australian dollar	$ 6.5 million	April 2003
Canadian dollar	$10.0 million	April 2003

Our results are also affected by fluctuations in interest rates around the world commensurate with our cash and borrowings portfolio. Our main exposures to interest rates are in the United Kingdom, Europe, the United States and Japan. Where appropriate, we use foreign currency swaps to effectively convert sterling borrowings or deposits into foreign currency borrowings or deposits with the objective of reducing borrowing costs and hedging foreign cash flows. We borrow in various currencies at fixed and floating rates and use swaps, caps and collars to manage interest rate exposure. Unless otherwise approved by the Board, Treasury policy is to keep between 25% and 75% of borrowings at fixed or capped rates. As a result of the reductions in borrowings during fiscal 2003 and the unwind of the U.S. dollar swap agreement (see " — Capital Resources" above), and as approved by the Board, at March 31, 2003 virtually all borrowings were fixed or capped.

Internal policies governing the use of financial instruments, including derivatives, are designed to ensure that adequate funds are available to us at all times and that transactions are only undertaken for the purpose of managing risks that arise from our operating and investment activities. Our policies prohibit the use of financial instruments for speculative purposes.

Interest rate agreements held by us at March 31, 2003 were as follows:

	Notional principal	Termination date
Interest rate collars:		
U.S. dollar	$400 million	April 2003 to February 2004
Euro	€ 90 million	April 2003

	Notional principal	Termination date	Fixed rate
Interest rate swaps:			
Yen — pay fixed rate and receive floating rate	¥17.5 billion	April 2004	0.29%

Overview

The following chart provides an overview of the music industry and illustrates certain critical relationships, including those between artists, songwriters, music publishers, recorded music companies as well as the end users of recorded music and musical compositions:



Copyright Royalties
Authors & Writers
"THE SONG"
Copyright Royalties
MUSIC PUBLISHING
"THE SONG"
Performance on TV, Theatre, Radio, etc.
Overhead
Use by Advertising Agencies, Films, etc.
Synchronization Royalties
"THE SONG"
Recording Artist
"THE RECORDING"
Royalties
Collection Societies
Artists' Royalties
Artist and Repertoire
Mechanical Royalties
Performance Royalties
RECORDED MUSIC
Marketing and Promotion
Manufacturing and Distribution
Overhead
"THE PRODUCT"
Trade Price
Store Costs
Overheads
MUSIC RETAILING
"THE PRODUCT"
Retail Price
CONSUMERS
Cash Flow
Product Flow

The creation of music begins with the songwriter. A songwriter, by joining lyrics to music, creates a musical composition. Songwriters generally contract with music publishers who protect, administer and exploit rights in the songwriters' musical compositions. Music publishers, together with the songwriters, own the copyright in the musical compositions. Music publishers focus on generating uses for the musical composition, including through radio airplay, broadcast and cable television carriage, Internet and live and recorded performances and in productions of television programmes, film and computer games.

Collection societies and associations such as The American Society of Composers, Authors and Publishers (ASCAP), in the United States, the Mechanical Copyright Protection Society/Performing Rights Society (MCPS/PRS), in the United Kingdom, and The German Copyright Society (GEMA), in Germany, to name a few, are nationally focused not-for-profit organisations that represent composers, songwriters and music publishers. These organisations seek to protect the rights of their members by licensing, collecting license fees and distributing royalties for the use of their works.

Recording artists, who may be songwriters themselves, contract with recorded music companies to develop repertoire that often contains their own compositions as well as compositions of other songwriters. Along with providing the recording artist with creative support, recorded music companies also manufacture and distribute the artists' product (typically in the form of CDs, audio and video DVDs and cassettes) as well as provide marketing and promotional support for the product. Product is distributed by recorded music companies to music retailers.

The Music Industry

Recorded Music. The recorded music industry, our core business, was characterised by strong growth through the 1990s driven principally by the broad acceptance of the CD and the distribution of music through new retail channels. However, the recorded music industry has experienced a progressive contraction over the last three years, shrinking by 8.1% in calendar year 2002. The primary factors responsible for this decline include:

- general weakness of the world economy;
- growth in competing entertainment products, including the Internet, DVD films, computer and video games and mobile phones;

- substitution from unauthorised Internet distribution and CD burning (or digital piracy);
- increases in physical piracy; and
- a lack of music in the marketplace that consumers found compelling.

According to the IFPI, sales of recorded music in North America, Europe (including the U.K.) and Japan accounted for approximately 90% of total recorded music sales (excluding China) in calendar year 2002. Sales in the U.S., Japan and Germany were all down significantly in calendar year 2002 as compared to the prior year. These territories accounted for approximately 75% of the worldwide decline in recorded music sales. Sales in the U.S., the world's largest territory, declined by an estimated 9.4% and were characterised by falling unit sales from major releases (the ten most successful albums in 2002 sold 20% less than the ten most successful albums in 2001). Japan experienced its fifth consecutive year of industry decline, and is now at the sales level recorded in 1992. The industry in Europe, while down, was generally more stable than elsewhere, with some territories achieving modest growth such as France (3.6%), Italy (0.5%) and Portugal (2.1%).

Notwithstanding these factors, we believe that the recorded music industry is set to improve over the coming years. The primary factors we believe will drive this improvement include:

- the cumulative effect of ongoing actions against piracy (which is discussed below);
- improved creative output; and
- the development of new formats and revenue sources, such as legitimate downloads (which we believe can also provide an alternative to on-line piracy), Internet radio and DVD audio.

Music Publishing. Because of the varied uses of musical compositions, the music publishing industry is characterised by a diverse customer base. Users of music include recording artists (for recordings and live performances at concerts), advertisers, film makers, theater production companies, radio and television broadcasters, toy and game makers and sporting venues. In addition, we are exploiting the Internet and new technologies such as DVD audio, mobile phone ring tunes, Internet radio and other wireless applications as further distribution channels for our content. Because the recorded music business is the largest user of musical copyrights, trends affecting the recorded music industry have a significant impact on the music publishing industry.

The Participants

The recorded music industry is comprised of major international recorded music companies such as Warner Music Group, Universal Music Group, Sony Music Entertainment and Bertelsmann Music Group, and a significant number of independent music companies such as Ministry of Sound, V2, Beggars Banquet/XL, Dreamworks, Sanctuary, TVT Records, Univision, ZYX, SPV, Edel, Wagram, Avex, Victor Entertainment, Play It Again Sam and Vale Music.

The music publishing industry is comprised of a significant number of music publishers such as Warner Chappell, Sony/ATV Music, Universal Music Publishing, Bertelsmann Music Publishing, Chrysalis, Edel, Carlin Music, Peermusic, Music Sales, Famous Music, MPL Communications and Windswept Pacific, as well as a number of songwriters who publish their own works.

Both the recorded music and music publishing industries are characterised by intense competition. In addition, the recorded music industry, in particular, faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet and computer video games. Other products, like mobile phones, are also competing for the disposable income of consumers.

Piracy

Piracy is the most significant challenge facing the music industry. Physical piracy (also called counterfeiting), which is the unauthorised reproduction of recordings and live performances for commercial sale, exists throughout the world and has been a growing problem for the music industry. Legitimate sales of recorded music in certain territories are very difficult, and some territories are virtually closed to legitimate record companies because of the dominance of pirated products, which are substantially cheaper than legitimate products as a result of lower quality standards and the absence of recording and royalty costs. According to the IFPI, physical piracy is especially problematic in Brazil, China, Greece, Mexico, Paraguay, Poland, Russia, Spain, Thailand, Taiwan and the Ukraine.

The amount of revenue lost by the music industry through circumvention of copyrights is difficult to quantify. However, in July 2003, after completing an assessment of the global physical pirate trade (which does not include Internet downloads or home CD burning), the IFPI estimated that the physical pirate trade is worth in excess of $4.6 billion per year compared to $32 billion for the legitimate retail trade and that two in every five music carriers sold worldwide are pirate copies.

Home taping, the reproduction of music cassettes for personal use, has been a common practice since the advent of music cassettes and continues to be prevalent throughout much of the developing world. The advent of recordable CD technology has increased the scope for copying for personal use by allowing consumers to efficiently and rapidly reproduce CDs of equal sound quality.

Piracy has increased substantially as a result of the Internet. High quality digital reproductions can be downloaded from the Internet using MP3 technology without payment to the owners of the rights. These downloaded files can then be stored and played through computers or portable music devices or recorded onto CDs. Although measurement of such activities is imprecise, it is estimated that an equal number of tracks are downloaded illegally each year as are sold on legitimate physical albums and singles.

Combating Piracy

Important steps have been taken in the fight against piracy through legal and regulatory processes, including through the enactment of the World Intellectual Property Organization ("WIPO") treaties in 1996, the Digital Millenium Copyright Act in the U.S. in 1998 and the Copyright Directive in the European Union in 2001. See "Business — Intellectual Property — Copyright." We have also seen successes in the enforcement of existing laws. Interpol recently established the Intellectual Property Crime Action Group ("IPCAG") to increase its efforts to fight organised piracy and has publicly linked intellectual property theft to terrorism, heightening the visibility and priority of the issue. The World Customs Organisation has also responded, stepping up its coordination of local customs authorities in their battle to reduce the importation of illegal goods, with a particular emphasis on intellectual property protection. Law enforcement agencies around the world have increased seizures of illegal product and shutdowns of illegal production facilities dramatically. For example:

- Over 50 million pirate music discs were seized in 2002, up from 13 million in 2001.
- In 2002, 71 pirate CD manufacturing lines, representing an annual production capacity of over 300 million units, were decommissioned, up from 42 the year before.
- Nearly 7,000 CD copy machines used in the pirate trade were seized by authorities in 2002, representing a 60% increase in this type of seizure. These machines had an annual production capacity of 250 million discs.

We are also involved, acting on our own and through membership in industry associations, in legal action that targets peer-to-peer networks and other copyright infringements. Recent court victories include:

- A verdict against EasyInternet Café in the U.K., finding that it operated to facilitate online piracy by offering CD burning capabilities onsite and failing to block piracy uses on its computers.
- A decision in the U.S. courts that peer-to-peer music services Napster and Aimster were operating illegally.
- A decision by U.S. courts to force Internet service provider Verizon to provide owners of copyrights with identities of copyright infringers.

In addition, we are appealing recent court decisions regarding KaZaA and Grokster.

The Recording Industry Association of America's ("RIAA") most recent strategy is to aggressively pursue litigation against the most egregious users of peer-to-peer music networks. On September 8, 2003, the RIAA announced that its member companies had filed the first wave of civil lawsuits against major offenders who have been illegally distributing substantial amounts (averaging more than 1,000 copyrighted music files each) of copyrighted music on peer-to-peer networks.

Company Overview

We are the world's leading independent music company and one of the largest and most profitable music companies in the world. Our business is comprised of two divisions: Recorded Music and Music Publishing.

Our Recorded Music business is the third largest in the world based on turnover. We have one of the world's most extensive catalogues of recordings, with over three million individual tracks. Of these tracks, approximately 600,000 are currently in active release on over 50,000 albums. Our record labels include EMI, Virgin, Capitol, Parlophone, Chrysalis, Mute, Blue Note and EMI Classics and are home to a diverse roster of over 1,300 artists who encompass a wide range of musical genres from classical, jazz, country and Christian music to alternative, rock, pop, rap/urban and dance music. For the year ended March 31, 2003, our Recorded Music business generated turnover of £1,774.2 million and Adjusted EBITDA of £188.6 million.

Our Music Publishing business is the world's largest music publisher in terms of copyrights owned, controlled or administered, with rights to over one million copyrights in musical compositions. Our roster of approximately 800 songwriters is responsible for many of the hit songs of today. For the year ended March 31, 2003, our Music Publishing business generated turnover of £401.2 million and Adjusted EBITDA of £108.4 million.

We are a global company, with revenues balanced across all geographic regions of the world. With over 90 companies active in 50 countries, we provide our artists and songwriters, who come from a wide range of national backgrounds, access to the world's most important music markets. This strong local presence has been increasingly important as the popularity of music originating from a country's own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. Our balanced portfolio of international businesses also creates a more stable platform for us, as macroeconomic trends in one country are balanced and mitigated by trends in other parts of the world.

Market Position

Our Recorded Music and Music Publishing businesses each have consistently held leading positions in their respective industries, demonstrating their ongoing ability to attract high quality talent and to market and promote their creative output.

Throughout most of the 1990s our core industry of recorded music experienced strong growth as legitimate demand for music was driven by broad acceptance of the CD and music distribution expanded into new retail channels. That changed markedly at the end of the decade, however, and the industry has declined progressively over the last three years, due to a combination of factors, including economic weakness, growth in competing entertainment products, the availability of attractive product, and, most importantly, increases in piracy.

Strengths

We believe we benefit from a number of strengths, including:

- ***A deep and diverse portfolio of music assets generating strong results on a consistent basis.*** We have built an extensive bank of content in terms of international scope, breadth of musical styles and genre and quality. This portfolio of music recordings and musical compositions enjoys strong demand each year.
    - Our Recorded Music business has a catalogue of music recordings comprised of over 3 million tracks including classics by the Beatles, the Rolling Stones, Pink Floyd, Frank Sinatra, Queen and the Beach Boys, as well as newer releases by artists including Robbie Williams, Kylie Minogue, Coldplay and Norah Jones. Our historic catalogue contains hit recordings that continue to produce strong cash flows year after year with limited incremental marketing costs. For example, Pink Floyd's "Dark Side of the Moon" sold over 675,000 copies in fiscal 2003, almost 30 years following its initial release.

- Our Music Publishing business has the world's largest and most extensive catalogue of musical compositions with over one million copyrights owned, controlled or administered. Our historic catalogue includes classics such as "New York, New York," "Wild Thing," "Imagine," "Over the Rainbow," "Singin' in the Rain," "My Girl," "Maggie May," "Louie Louie," "Stop! In the Name of Love," "We are the Champions," and "I Heard It Through the Grapevine." The catalogue also includes songs from newer songwriters such as Sting, Norah Jones, Enya and Diane Warren. Both our historic and current catalogues consistently generate high levels of uses and produce stable cash flows year after year. Through this portfolio, our Music Publishing business has been able to generate average Adjusted EBITDA of £103.9 million over the past five years.

Both our Recorded Music and Music Publishing businesses are continuously adding content to our catalogues to ensure they remain dynamic and growing resources.

- ***Proven ability to attract, develop and retain recording artists and songwriters with long-term staying power.*** We have demonstrated a disciplined and effective approach to developing our portfolio of artists and songwriters.

  - Our Recorded Music business has developed a strong roster of recording artists that combines international superstars with local artists and promising new talent. This balanced portfolio enhances stability and allows us to effectively serve diverse markets and meet the ongoing shifts in the demand for music. Our artists from around the world who have developed a large base of loyal fans, releasing multiple successful albums, include Robbie Williams, Norah Jones, Kylie Minogue, Sir Paul McCartney, Coldplay, Radiohead, Blur, Blue, Atomic Kitten, Air, Daft Punk, Lenny Kravitz, Rachelle Ferrelle, Renaud, Hevia, Utada Hikaru, Axelle Red, Tiziano Ferro, Vasco Rossi, Manu Chao, Ringo Sheena, Yumi Matsutoya and Herbert Grönemeyer.

  - Our Music Publishing business's strong creative approach, global reach and proactive marketing allows us to effectively market the talents of our songwriters and generate additional uses for their copyrights in local and international markets. This enables us to attract some of the world's best songwriters, including Aerosmith, Enya, Matchbox Twenty, Sting, Alicia Keys, Norah Jones, Jamiroquai, Blur, Simply Red, Rod Stewart, Jewel, Texas, Third Eye Blind, White Stripes, Ms Dynamite, Pink, Diane Warren, Dallas Austin, Pharrell Williams, Rodney Jerkins, Eros Ramazzotti and Enrique Iglesias.

- ***Proven ability to manage our cost base.*** From fiscal 2001 to fiscal 2003, we reduced our fixed costs before acquisitions by approximately £100 million, our staff by approximately 1,900 and our Recorded Music artist roster by approximately 25%. As a result of these actions combined with a strong focus on the development of profitable sales, Adjusted EBITA of our Recorded Music business increased by more than 80% in fiscal 2003 compared to the prior year. See "Selected Consolidated Historical Financial and Other Data." Our Music Publishing business has consistently maintained a low cost base as evidenced by its strong operating margins (25.8% in each of the last two fiscal years). The cost base of each division is characterised by a high proportion of variable and semi-variable costs which, together with the ability to further shift costs from fixed to variable through outsourcing, allows us to respond quickly to industry changes.

- ***Strong and experienced management team.*** We enjoy great depth of management expertise at both the corporate and the operating level. The management of our Recorded Music and Music Publishing businesses are widely regarded as among the best in the music business. Alain Levy, CEO of our Recorded Music business, who built PolyGram (now part of Universal Music Group) into the industry leader in recorded music, and Martin Bandier, CEO of our Music Publishing business, who co-founded SBK Entertainment World Inc. in 1986, which now forms the core of our Music Publishing business, each have a strong track-record of success and, collectively, have over 60 years of experience in the music business.

Strategy

Our business is music, and it is our aim to remain focused on music. We are committed to providing consumers with the music they want, the way they want and at a value they find compelling. To that end, we continue to work with retailers, distributors and technology companies to seek new opportunities and improve the value proposition we offer to our customers.

We believe that our business strategy will not only help to stabilise the music industry over the medium term, but will also facilitate our return to sales growth. The primary elements of this strategy are to:

- ***Maximise value from our portfolio of music assets through traditional channels.*** We will seek to continue to exploit, through a wide array of opportunities, our high quality catalogues of recordings and musical compositions to generate profitable sales.

  - Our Recorded Music business continually focuses on generating sales and creating brands, both by developing superstar artists and by compiling successful recordings into new works with strong consumer appeal such as the Beatles album, "1," which has sold over 24 million copies worldwide, as well as the "Now" series of current hit compilations (currently one of the best selling compilations in the world).

  - Our Music Publishing business continually seeks new ways to promote our song catalogue to artists, record companies, film and television producers, event organisers, advertising agencies and multimedia producers, including through sampling (the use of samples of existing songs in new recordings), such as Sean "P. Diddy" Combs's use of the Sting song "Every Breath You Take," cover versions of older hit songs, such as Geri Halliwell's version of "It's Raining Men," and in computer games, such as "Grand Theft Auto" in which 22 of our copyrights were used.

- ***Continue to improve our portfolio by focusing on artists and songwriters with long-term potential.*** We seek to enhance the quality of our musical offerings by continuing to identify artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are eagerly anticipated by fans and whose music will continue to generate sales as part of our catalogue on an on-going basis. We will continue to seek to identify and develop songwriters whose product will become the hits of today and the classics of tomorrow. To ensure that our marketing and sales efforts are focused on our most promising talent, we will continue to actively manage our existing roster of artists and songwriters. We are also pursuing innovative arrangements with our artists and songwriters to generate additional revenue streams.

- ***Exploit opportunities presented by new technologies and changing music consumption.*** The Internet and digital distribution are driving a vast increase in the demand for music. While today the demand is largely in the form of piracy, we believe that the development of a legitimate channel for music on-line holds promise for the industry. We seek to exploit the Internet and new technologies such as DVD audio, mobile phone ring tunes, Internet radio and other wireless applications as further distribution channels for our content.

- ***Continue to act to contain physical and digital piracy.*** Containing piracy is a priority for our business and, accordingly, we:

  - have appointed an anti-piracy officer in each of our recorded music businesses around the world who report to a worldwide Senior Vice President for Anti-Piracy. We have also created an office of governmental affairs, through which we continually lobby governments for the creation of new laws and the enforcement of existing laws relating to the protection and extension of copyright. Additionally, we are actively pursuing litigation, on our own and with industry associations, to combat copyright infringements; and

  - are applying new technologies (such as copy protection on CDs) to help mitigate the piracy problem and are encouraging the development of attractive alternative legitimate on-line product offerings.

- ***Continue to actively manage our cost structure and improve the effectiveness of our business.*** We continue to focus on reducing costs while seeking to expand our business through new and evolving channels. As part of our efforts to reduce costs, we may undertake business combinations or participate in joint ventures or other strategic alliances. We are committed to improving our processes, increasing our efficiencies and managing our resources more effectively. We are intent on creating and maintaining a structure that is both scaled appropriately to the size of the music industry and flexible enough to take advantage of opportunities that arise. Our aim is to improve the financial characteristics of our business by actively managing our business and, when necessary, exiting unprofitable operations and reducing our cost base, as we have recently undertaken over the past two years with the reorganisation of our Recorded Music business and the reduction of fixed costs before acquisitions.

Company History

EMI is a successor of the Gramophone Company, a company founded in London in 1897 and initially engaged in the manufacture of gramophones. In 1931, the Gramophone Company merged with Columbia Graphophone Company to form Electric and Musical Industries, which later changed its name to EMI Limited. In 1979, EMI was acquired by Thorn Electrical Industries Limited, a leading U.K. manufacturer and distributor of consumer electric and electronic appliances and a television rental company.

Beginning in 1985, THORN EMI embarked on a strategy to rationalise its businesses, disposing of over 60 non-core businesses and making a series of key acquisitions, including the music publishing company SBK Entertainment World in the United States in 1989, Virgin Music Group in the United Kingdom in 1992 and a majority interest in its long standing Japanese joint venture, Toshiba-EMI, in 1994. In 1996, THORN EMI spun off its consumer rental business through a demerger and changed its name to EMI Group plc. In May 2002, the shares of our then retail joint venture, HMV Group, began trading on the London Stock Exchange in connection with a global public offering, and EMI reduced its stake to 14.5%. In November 2002, EMI sold its remaining interest in HMV Group to institutional investors.

Recent Developments

In view of speculation in the press, on September 22, 2003, we announced in a press release that we have entered non-exclusive discussions with AOL Time Warner Inc. with regard to a possible transaction involving the recorded music division of the Warner Music Group. Discussions are at a very preliminary stage and there is no assurance that they will result in an agreement acceptable to both parties. Any potential transaction would be subject to shareholder and regulatory approval.

Recorded Music

Our Recorded Music businesses identify potentially successful recording artists, sign them under recording contracts, collaborate with them to produce recordings of their work, market the finished recordings to customers and radio, and sell the releases into the retail trade, primarily in CD format, but also on cassettes and downloads from the Internet. We strive to seek a balance across genres, between new releases and catalogue, across distribution channels and amongst repertoire sources.

Our record labels specialise in popular music (including pop, dance, country, rap/urban, alternative, and rock music), jazz, classical and Christian music. Our key labels include widely recognised names such as EMI, Virgin, Capitol, Parlophone, Chrysalis, Mute, Blue Note and EMI Classics.

We continue to develop a wide variety of local talent, focusing on major territories such as the United Kingdom, continental Europe, Japan and the United States and other regions including Latin America, South East Asia, and Eastern Europe, encouraging the promotion of successful local artists to broader regional and international markets.

Representative Recorded Music Artists

Robbie Williams	Norah Jones	Utada Hikaru
Rolling Stones	Coldplay	Ringo Sheena
Janet Jackson	Beastie Boys	Yumi Matsutoya
Sir Paul McCartney	Blur	Air
Garth Brooks	Massive Attack	Enigma
Lenny Kravitz	Dirty Vegas	Lene Marlin
Radiohead	Roberto Alagna	Herbert Grönemeyer
Kylie Minogue	Angela Gheorghiu	Axelle Red
Blue	Placido Domingo	Hevia
Chemical Brothers	Sir Simon Rattle	Manu Chao
Atomic Kitten	Nigel Kennedy	Renaud
Daft Punk	Sarah Brightman	Thalia
N*E*R*D	Bonnie Raitt	Charly Garcia
Gorillaz	Rachelle Ferrelle	St. Germain
Rebecca Malope	La Mosca	Exaltasamba
Phil Chang	Belo	Marisa Monte
Amuk	Jane's Addiction	Aleks Syntek
Moby	Chingy	Tribalistas

We also focus on exploiting our existing recorded music catalogue. This catalogue is a dynamic asset that continues to generate a significant volume of re-releases with strong consumer appeal. For example, the Beatles album, "1", has sold over 24 million units worldwide. We have a solid platform of sales from existing, "evergreen" albums that require no significant incremental marketing expenditure. "Evergreen" albums generate approximately 20%-25% of our Recorded Music turnover. Because marketing costs for catalogue product are low, we are able to generate significant amounts of cash from these sales. Our catalogue includes recordings from artists such as:

The Beatles	Maria Callas	Frank Sinatra
Rolling Stones	Jacqueline du Pré	Nat King Cole
Beach Boys	Herbert von Karajan	Judy Garland
Pink Floyd	Sir John Barbirolli	Dean Martin
Queen	Lord Yehudi Menuhin	Fats Domino
Pet Shop Boys	Elisabeth Schwartzkopf	Al Green
Spice Girls	Kiri Te Kanawa	Tina Turner
Crowded House	Mstislav Rostropovich	UB40
Bob Seger	Itzhak Perlman	Smashing Pumpkins
Bonnie Raitt	Edith Piaf	Joe Cocker
The Band	Sir Cliff Richard	Iron Maiden
Simple Minds	Julie London	Blondie
Selena	Robert Palmer	Duran Duran

Our Recorded Music business also compiles successful recordings from our catalogue and current roster into new works on compilation releases. Compilations provide opportunities for new creative products, which can become brands themselves. Compilations range from "Greatest Hits" albums of major artists to concept collections, such as "Best Air Guitar Album in the World . . . Ever," "Best Summer Album . . . Ever," "Classical Chill Out," "Capital Gold Legends" and the "Pure Moods" series, to compilations of current hits, such as the "Now ... That's What I Call Music!" series. Compilation series that are successful in one market are often replicated in others. For example, the "NOW" series originated in the U.K., but has been rolled out in Japan and the U.S., compiling the hits of those countries under the "NOW" brand.

Although the primary sources of international popular repertoire have historically been the United Kingdom and the United States, we are also focused on developing local repertoire that appeals to the individual country tastes of consumers in each of our local territories. We continually invest in local repertoire in all of our territories and, where there is opportunity, seek to transfer repertoire from one region to another. We believe that one of our strengths has been our ability to bring certain regional acts to international success. Examples include France's Manu Chao, Air and St. Germain, Spain's Hevia, Norway's Lene Marlin and Portugal's Madredeus.

Artists and Repertoire

A key feature of the development of our record labels has been the ability, despite changing tastes, to identify and contract recording artists who subsequently achieve success. We believe that our success in attracting and retaining successful artists derives from our management style and our policy of maintaining a high level of personal contact with artists and their managers. Continued success in identifying and contracting new artists and in retaining existing artists is crucial to the long-term growth of our Recorded Music business.

We have local artist and repertoire ("A&R") teams in most every country of operation whose task it is to identify and sign both new artists with potential appeal and established artists who will complement our existing artist roster or whose potential we believe has not been fully realised. For artists without a recording history, our A&R staff are often involved in selecting producers, recording studios, additional musicians and songs to be recorded as well as supervising the output of recording sessions. Consistent with our disciplined and effective approach to developing our portfolio of artists, our A&R teams are managed by the heads of our individual record labels who are actively involved in identifying and contracting with promising new talent. The development of our artist roster is directly overseen by these label heads and by the management of our Recorded Music business.

Artists' Contracts

We usually contract with artists on an exclusive and worldwide basis to acquire and exploit the copyright in their recordings in return for a royalty to the artists on sales and other forms of exploitation of the recordings.

Generally, our contracts with new artists are for a number of albums, giving us separate options to require the artist to deliver additional albums after release of the first album. However royalty rates are often increased if an option is exercised. Typically, if an option is not exercised the artist has no obligation to deliver additional albums. We customarily pay the recording costs of contracted recordings. In some countries, principally North

America and the U.K., these costs are treated as a pre-payment of artist royalties due in respect of any work produced by an artist while under contract with us. In addition, we generally pay an artist non-returnable advances which are also treated as a pre-payment against future royalties.

Provisions in contracts with established artists are similar, although established artists command higher advances and royalty rates. Contracts with established artists may require us to take delivery of a fixed number of albums, and instead of the typical lifetime copyright ownership arrangement, a very few of our major artists have entered into contracts whereby we retain ownership or have an exclusive licence for a fixed period after the artist's last album is released. Many of our contracts (with both new and established artists) contain a commitment from the record company to fund videos and sometimes to provide touring funds. It is not unusual for us to renegotiate contract terms with a successful artist during the term of an existing agreement, often in return for an increase in the minimum number of albums that the artist is required to deliver.

Recording Studios

We own two principal recording studios: Abbey Road in London and Capitol Studios in Hollywood. We do not require our artists to record at our studios, although a number do, and artists who are not signed with us also record at our studios.

Marketing and Promotion

We have a comprehensive approach to marketing and promoting our artists and recordings. In addition to generating sales, our marketing team is focused on creating brands, both by developing superstar artists and compiling successful recordings into new works with strong consumer appeal. Their primary tasks include the promotion of releases of recordings from artists on our current roster as well as the packaging and marketing of our catalogue of historic recordings.

In addition to collaborating with our artists on the creative aspects of their releases, we work with them to schedule releases of albums, select tracks for release as singles, design concepts for videos and promote radio and music TV airplay. We also strive to create a "buzz" surrounding our artists by coordinating public performances, television appearances and radio coverage for our artists, which are considered important elements in the marketing process. Often, we also arrange for our emerging artists to perform as opening acts for more established artists on tour, and may also provide financing for concert and promotional tours by such artists. See " — Artist's Contracts." We also use our various websites as marketing and promotional tools as well as a vehicle to directly target consumers.

After release, we strive to maximise the exposure of our products in retail outlets through in-store displays, advertising and listening stations. Marketing is carried out on a territory-by-territory basis, although global priorities and strategies for certain artists are established centrally.

Although we provide our artists and recordings with an all-inclusive package of marketing and promotional services, we maintain strict control of the costs of creating and marketing each release. The marketing budget in anticipation of a release's "street date" is optimised based on the artist's profile and his or her expected fan base. After release, marketing expenditures are carefully monitored at all levels of our organisation to ensure that they are actually generating sales.

Manufacturing and Distribution

We have four principal CD manufacturing operations, three of which are wholly-owned and one that is a joint venture. Our key manufacturing facilities are located in Jacksonville, Illinois, U.S.A.; Uden, The Netherlands; and Gotemba, Japan. A smaller manufacturing facility, which is a joint venture between us and Warner Music Group, is located in Australia. Our manufacturing facilities produced 420 million CDs in fiscal 2003, supplying approximately 93% of our total product requirements.

We have a network of distribution centres around the world. Generally, we have our own distribution services for the storage and delivery of finished product to wholesalers and retailers, although in some territories we have entered into distribution joint ventures with other record companies or other third parties. In certain territories where we do not operate, our recordings are marketed under licenses to third parties.

Opportunities to achieve greater efficiencies in our manufacturing and distribution functions, including the potential sale of some operations, are being, and will continue to be, evaluated.

Sales

We sell music from our current roster of artists and our catalogue of recordings that are made available primarily in CD format, but also on cassettes, vinyl albums, super audio CDs, audio DVDs and mini discs. Substantially all of our record sales are through a broad range of retail and wholesale outlets, including entertainment specialty stores, supermarkets, mass merchants and other traditional retailers. Some of our key retail customers offer a considerable range of products other than music, while others are more specialised. Our sales force works with our retail customers to achieve the best possible placement and promotion of our product within the stores.

We expect that Internet sales will contribute significantly to our overall sales once a digital offering that appeals to consumers is introduced. We have taken steps to position ourselves to take advantage of the Internet as a sales distribution channel by selling to a wide range of digital service providers on a wholesale basis. Our digital wholesale and retail partners include the online versions of traditional retailers (fnac.com, HMV.com and mediamarkt.com, for example), Internet retailers (such as Amazon.com and CDNow.com), music services provided by Internet service providers (AOL Music and Tiscali), general music websites (mtv.com and hardrock.com) and online music services and downloading programmes (like Apple iTunes and Rhapsody's Listen.com). We allow the distributor to determine the way in which it wants to offer the music (digital downloads, subscriptions, streams or hybrid programmes) and the consumer pricing mechanism. We are working to make 100% of our repertoire available online.

Although sales through certain outlets are made on a consignment basis, most sales represent purchases by the wholesale or retail distributor. Generally, the recorded music industry attempts to restrict the return of products that remain unsold to consumers. Our return policies are determined largely by industry practice, retailers' requirements, legal requirements and negotiations on a territory-by-territory and customer-by-customer basis. We do, however, provide limited return rights in all of our major territories.

Music Publishing

Music publishing is the business of acquiring, protecting, administering, and exploiting rights in musical compositions. It is a business based on the songs themselves as distinct from the records, films, commercials or other media in which they are used. Music publishers earn their revenue from licensing the right to use their songs. In many cases the performer is also the songwriter. More recently the producer/songwriter has become a significant force in music.

Our publishing catalogue includes SBK (CBS Songs, MGM and United Artists), Filmtrax (Columbia Pictures and Television), Screen Gems, Virgin, Jobete (Motown) (in which we increased our stake from 50% to 80% in April 2003), and a substantial part of the Windswept Pacific Catalogue.

Music Publishing Portfolio

Songwriters	*Producers /Songwriters*
Leroy Anderson	Dallas Austin
Harold Arlen	Anders Bagge
Guy Chambers	Sean "P. Diddy" Combs
Cathy Dennis	Jermaine Dupri
Gerry Goffin	Jam & Lewis
Holland/Dozier/Holland	Rodney Jerkins
Barry Mann & Cynthia Weil	Rick Nowels
Mitchell Parish	Ruff Ryders
Neil Sedaka	Pharrell Williams
Diane Warren	
Jimmy Webb	

Recording Artists / Songwriters

Tracy Chapman
Counting Crows
Phil Collins
Ben Harper
Crowded House
Ms Dynamite
Enrique Iglesias
Enya
Foo Fighters
Good Charlotte
Alan Jackson
Janet Jackson
Jewel
Norah Jones
Alicia Keys
Carole King
Ludacris
Ozzy Osbourne
Queen
Jay-Z
Jamiroquai
Marilyn Manson
Matchbox Twenty
Nirvana
Pink
Luther Vandross
Eros Ramazzotti
Rolling Stones
The Romantics
Vasco Rossi
Simply Red
Snoop Dogg
Rod Stewart
Sting
Texas
The B-52's
Tool
Train
Usher
White Stripes

Representative Songs

For Your Eyes Only
Have Yourself a Merry Little Christmas
Leader of the Pack
Papa was a Rollin' Stone
Santa Claus is Coming to Town
The Tears of a Clown
Never on Sunday
I Left My Heart in San Francisco
Ain't Misbehavin'
Mockingbird
Take Good Care of My Baby
Over the Rainbow
We are the Champions
From Russia With Love
Bohemian Rhapsody
You've Lost That Lovin' Feeling
Wild Thing
Imagine
Power of Love
Yester Me, Yester You, Yesterday
You are the Sunshine of My Life
In the Mood
New York, New York
The Way We Were
My Cherie Amour
My Girl
A Natural Woman
Blue Moon
Chattanooga Choo Choo
Delta Dawn
Don't It Make My Brown Eyes Blue
I Heard It Through the Grapevine
Lady Marmalade
Louie, Louie
Love is a Many Splendored Thing
My Guy
Shout
Singin' in the Rain
Star Dust
Stop! In the Name of Love
The James Bond Theme
The Things We do for Love
Three Times a Lady
Tracks of My Tears
Tubular Bells
We Will Rock You
What's Going On
Where Did Our Love Go
Will You Still Love Me Tomorrow
You Can't Hurry Love

Copyright Royalties

Copyright conveys to writers and composers (or their estates) the exclusive legal right (in addition to other property rights) to be compensated for the use of their songs. Generally, the right to receive copyright royalties extends for the life of the writer plus between 50 and 70 years following his or her death, depending on the jurisdiction. In general, every time a song is commercially exploited, a royalty is due to the writer or composer.

We acquire copyrights or a share of the copyrights in musical compositions, or enter into agreements to administer copyrights or a share of copyrights, and exploit the compositions by licensing them for inclusion on records, film, television and other media, seeking new uses for the compositions and administering and collecting the proceeds generated. In return for promoting the songs and administering the related income arising from the use of such songs, we are entitled to a percentage of the royalty income, which varies from contract to contract. One of the Music Publishing division's strengths is its ability to efficiently and effectively generate and collect royalties worldwide.

Music publishing is a pure intellectual property business where the rights in music compositions are licensed to music users. Royalties are due to the copyright owner whenever a song is used. Examples of music uses that generate royalties include:

- sales of recordings;
- performance at concerts or in nightclubs;
- use in sporting events;
- use in advertisements;
- background music in bars or shops;
- use in computer or video games;
- use in television programmes;
- radio transmissions or television broadcasts;
- use in theatre productions (including, for example, Mamma Mia; We Will Rock You, Chitty Chitty Bang Bang and Wizard of Oz)
- use in toys, novelty items and other merchandise;
- sales of sheet music used by orchestras, amateur musicians or students; and
- sales of ring tones and ring tunes for mobile phones.

The principal sources of copyright owners' and administrators' revenues are:

- licensing of *performing rights* (i.e., the right to perform a composition, for instance on radio or television, in cinemas or in nightclubs);
- licensing of *mechanical rights* (i.e., the right to replicate the performance of a composition, such as on a record);
- licensing of *synchronisation rights* (i.e., the right to create a master recording of a musical composition in time to a series of visual images, such as in television advertisements); and
- licensing of *other rights* (including ring tones, ring tunes, print rights, background library, merchandising and stage rights).

Composers' and Lyricists' Contracts

Our contracts with composers and writers vary in structure, differing primarily in the royalty amounts payable to the particular composer or writer and the duration of the contract. Writers receive as payment from us a percentage of the royalties generated from their works. All contracts grant us the rights on an exclusive basis (within the constraints of any pre-existing arrangements), and substantially all of the contracts grant rights on a worldwide basis to every written musical composition by the songwriter during the period of the contract. Frequently, we pay a writer non-returnable advances that are recoupable from future royalties. In many of our agreements, the grant of rights is for the life of copyright (subject to certain termination rights described below), but often, in the case of certain major songwriters or "best" current songwriters, our rights may last only for a specified period after the expiration of the term of the contract. We also seek to gain the rights, when available, to works written by the songwriter prior to entering into a contract with us. It should be noted that U.S. copyright law permits authors and their heirs, upon the satisfaction of certain conditions, to terminate a grant of copyright (after 56 years in the case of works created before January 1, 1998, and after 35 years for later works).

Marketing and Promotion

We work to develop new ways to market and promote our music publishing songs to artists, record companies, film and television producers, event organisers, advertising agencies and multimedia producers. We have undertaken a number of initiatives to increase our ability to interact sooner and collaborate more fully on creative projects under development, improving the level of service we provide to our customers.

In addition, we have been very active in seeking out new and incremental uses of our songs. We continue to target traditional outlets, such as television, films and advertisements, as vehicles for our songs, but are increasingly looking to exploit newer applications such as ring tones, ring tunes, online and wireless uses, digital sheet music, computer games, theatre productions and merchandising as potential sources of revenue.

Competition

The recorded music business is highly competitive. We compete with Warner Music Group, Universal Music Group, Sony Music Entertainment and Bertelsmann Music Group, as well as with a number of independent music companies such as Ministry of Sound, V2, Beggars Banquet/XL, Dreamworks, Sanctuary, TVT Records, Univision, ZYX, SPV, Edel, Wagram, Avex, Victor Entertainment, Play It Again Sam and Vale Music. The revenues of a recorded music company depend upon public acceptance of the company's recording artists and music. Although we are a large and established record company, our competitive position depends on our continuing ability to attract and develop talent able to achieve a high degree of public acceptance.

The recorded music business continues to be adversely affected by piracy. Piracy has traditionally included the counterfeiting of both audio cassettes and CDs and the home taping of music on audio cassettes and CDs and now also includes unauthorised downloads of digital sound reproductions from the Internet. See "Industry Overview — Piracy." In addition, the recorded music business faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on videocassettes and DVD, the Internet and computer and video games. Other products, like mobile phones, are also competing for the disposable income of consumers.

Competition in the music publishing business is also intense. We compete with every other music publishing company in acquiring musical compositions and in having them recorded, performed and used in productions. Our major international competitors in the music publishing business include Warner Chappell, Sony/ATV Music and Universal Music Publishing, Bertelsmann Music Publishing, Chrysalis, Edel, Carlin Music, Peermusic, Music Sales, Famous Music, MPL Communications and Windswept Pacific, as well as a number of songwriters who publish their own works.

From time to time, we have considered opportunities to combine or acquire companies in the recorded music and/or music publishing businesses. In 2000, we entered into arrangements to form a joint venture with Warner Music Group (then a part of Time Warner Inc.). This transaction was subsequently abandoned by both parties as it seemed at that time unlikely that we would be able to structure a transaction that worked both for stakeholders and regulators. Thereafter, we explored the possibility of a business combination with the Bertelsmann Music Group. We announced in May 2001, that we were ending our exploratory discussions for similar reasons. Management continues to believe that a business combination with the right party on the right terms should yield substantial cost savings, thus producing significant stakeholder value. There can be no assurance that an attractive opportunity will arise and that if one does, that any combination will be successful and produce the expected benefits.

Our competitors may, from time to time, effect changes in their pricing, products or services offered. On September 3, 2003, Universal Music Group announced a pricing change in its North American business whereby it will reduce its prices by approximately 24% while at the same time eliminating all forms of discounts offered to retailers, including co-operative advertising.

Intellectual Property

Copyright

Our business, like that of other companies involved in music publishing and recorded music, rests on our ability to maintain ownership or administration rights of musical works and sound recordings through copyright protection. The period of copyright protection in musical compositions, but not in sound recordings, has been harmonised in the European Union to the life of the author plus 70 years. In certain countries, such as the U.K., the period of protection has recently been extended from 50 years to 70 years, which has resulted in certain compositions in which we had rights that had lapsed becoming copyright protected once again. In the U.S., the copyright period is also the life of the author plus 70 years for musical works written on or after January 1, 1978. U.S. musical works written prior to this date generally enjoy a copyright life of 95 years. Copyright protection for sound recordings varies from country to country. For example, in the European Union, the term of copyright lasts for 50 years from the date of release. In the U.S., the term of copyright for many of our recordings extends to 95 years from the date of release.

We are largely dependent on legislation in each territory to protect our rights against unauthorised reproduction, distribution, public performance or rental. In all territories where we operate, our products receive some degree of copyright protection, although the period of protection varies widely. In a number of developing countries, the protection of copyright remains inadequate.

The potential growth of new delivery technologies, such as digital broadcasting, the Internet and entertainment-on-demand has focused attention on the need to introduce new legislation that will adequately protect the rights of producers. We actively lobby in favour of industry efforts to increase copyright protection and support the efforts of organisations such as WIPO.

In December 1996, two global copyright treaties, the WIPO Copyright Treaty and the WIPO Performances and Phonograms Treaty, were signed, securing the basic legal framework for the international music industry to trade and invest in on-line music businesses. The WIPO treaties have been ratified by the requisite number of countries.

The European Union has implemented these treaties through the European Copyright Directive. It was adopted by the EU in 2001 and legislation implementing the Directive in each of the member states is underway. The Directive harmonizes the copyright laws across Europe and extends substantial protection for copyrights online. The European Union has also put forward legislation aimed at assuring cross border coordination of the enforcement of laws related to counterfeit goods, including musical recordings.

The United States enacted the Digital Millenium Copyright Act in 1998, creating a powerful framework for the protection of copyrights in the digital world that covers musical compositions and recordings.

Trade Marks

Our trade marks and trade names are important to our business. We register our major trade marks and trade names in each country where we believe it is necessary for the effective functioning of our business. Our major trade marks that are owned worldwide include EMI, Capitol, Blue Note, Hemisphere, Now, Now That's What I Call Music, Best. . . . . . . Ever!, Parlophone and Angel. The Virgin trade mark and the Virgin signature trade mark have been licensed in perpetuity exclusively to us by the Virgin Group for use worldwide in connection with the music business. We monitor and defend against activities that might infringe or dilute our trade marks and trade names.

Combating Piracy

Containing piracy has become a major priority for our business. To coordinate and implement our anti-piracy programme internally, we have appointed an anti-piracy officer in each of our recorded music businesses around the world. Those officers report through regional offices to the worldwide Senior Vice President for Anti-Piracy. We have also created an office of governmental affairs that is focused on persuading legislators and government officials to pass new, stronger copyright protection legislation and to more strictly enforce existing laws. See "Industry Overview — Piracy" and "Industry Overview — Combating Piracy," for a discussion of piracy and its impact on the music industry.

In addition, we are using technology that we hope will reduce the incidence of both physical and online piracy. For example:

- we watermark our pre-release discs distributed for promotional and review purposes to enable us to quickly and definitively identify the sources of pirated music;
- we include copy control technology on many of our CDs to make copying more difficult;
- we are testing new digital rights management (DRM) technology which we expect will allow us to establish usage rights for our CDs, including limiting the number of copies that may be made for personal use; and
- we employ other technology to reduce the appeal to consumers of obtaining illegal downloads of music through peer-to-peer sites.

Additionally, we are encouraging the development of attractive alternative legitimate on-line product offerings.

Joint Ventures

Jobete

In April 2003, we acquired an additional 30% of the Jobete music publishing catalogue, bringing our total stake in the business to 80%. Jobete, one of the world's premier music publishing catalogues, owns the music publishing copyrights to more than 100 number one hit songs from the Motown era, including "I Heard It Through The Grapevine," "Baby Love," "My Girl" and "You Are The Sunshine Of My Life." Under the agreement, we have granted the remaining 20% shareholder a put option on its stake in the business, which may be exercised in either April 2004 or April 2005. In the event that the remaining 20% shareholder declines to exercise its put option, we have been granted a call option exercisable in October 2005. A price range of $75.1 million to $86.3 million will apply to either of these options.

Toshiba-EMI

Our Recorded Music business in Japan is carried on through Toshiba-EMI, a longstanding joint venture in which Toshiba Corporation has a 45% minority stake. The shareholders agreement relating to Toshiba-EMI contains certain restrictions on the transfer of shares in Toshiba-EMI and certain agreements as to the business, management, governance and dividend policy of Toshiba-EMI. The agreement also sets out our rights and obligations and those of Toshiba Corporation if either party wishes to sell its shares in Toshiba-EMI, if either party is subject to a change of control or if we transfer more than 50% of our music business to a third party. In certain circumstances, these provisions could result in EMI becoming obliged to acquire Toshiba Corporation's shares in Toshiba-EMI at a price determined in accordance with a specified formula. The agreement also contains certain termination provisions, and certain covenants, including our covenant to provide A&R, marketing and certain other support to Toshiba-EMI on terms no less favourable than arm's length and to license a portion of our music repertoire as we consider appropriate to Toshiba-EMI on commercial terms. We and Toshiba Corporation have agreed not to compete against Toshiba-EMI in Japan in the pure music business (the production and marketing of music software which consists solely of recorded music sound information).

Joint Venture with Norman Cheng

In July 2002, we entered into a joint venture agreement with Norman Cheng, who was subsequently named Chairman of EMI South East Asia. We have agreed to establish and fund, on an ongoing basis, new recorded music businesses in the People's Republic of China, Hong Kong and Korea, in which Mr. Cheng has or will have an equity interest. It is envisaged that once these businesses are fully operational, Mr. Cheng will assume full responsibility for their management and will step down from his role as Chairman of EMI South East Asia. We have an obligation to buy Mr. Cheng's equity interest in the joint venture businesses in 2009 so long as the purchase price (which will be determined at such time by reference to an agreed formula) does not exceed $100 million. If the purchase price as calculated at such time based on the agreed formula exceeds $100 million, Mr. Cheng may purchase our equity interest in the joint ventures at a price equal to 85% of the then determined enterprise value. If Mr. Cheng does not elect to purchase our equity interest, then we must purchase his equity interest for $100 million.

Property

We own certain manufacturing, distribution, studio and office facilities and also lease certain facilities in the ordinary course of business. Our executive offices are located at 27 Wrights Lane, London W8 5SW, England.

Environmental Matters

We are subject to foreign, federal, state and local laws and regulations, and international agreements, governing protection of the environment, natural resources and human health and safety, and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. In connection with our existing and former operations, we also have been, and may become again, responsible for the costs of investigating or cleaning up contaminated properties. Such costs, or related third party personal injury or property damage claims, could have a material adverse affect on our business, results of operations or financial condition.

Employees

At March 31, 2003, we employed approximately 8,130 persons worldwide. We believe that our relationship with our employees is good.

Legal Proceedings and Contingent Liabilities

We are involved in litigation arising in the normal course of our business. Management does not believe that any legal proceedings pending against us will, individually or in the aggregate, adversely harm our business.

MANAGEMENT

Our Board of Directors is comprised of four Executive Directors and five Non-executive Directors. The members of our Board of Directors and our Company Secretary are as follows:

Name	Age	Position with the Company
Eric Nicoli	52	Chairman
Alain Levy	56	Chairman and Chief Executive Officer, EMI Recorded Music and Director
Martin Bandier	61	Chairman and Chief Executive Officer, EMI Music Publishing and Director
Roger Faxon	54	Chief Financial Officer and Director
Sir Dominic Cadbury	63	Deputy Chairman and Senior Independent Non-executive Director
Dr. Harald Einsmann	69	Non-executive Director
Peter Georgescu	64	Non-executive Director
David Londoner	66	Non-executive Director
Kathleen O'Donovan	46	Non-executive Director
Charles Ashcroft	51	Company Secretary and General Counsel

Mr. Eric Nicoli was appointed to the Board in 1993 as a non-executive director, becoming executive Chairman in July 1999. Until April 1999, he was Group Chief Executive of United Biscuits (Holdings) plc (UB), which he joined from Rowntree Mackintosh in 1980. He was appointed to the UB Board in 1989 as Chief Executive, European Operations and became Chief Executive of UB in 1991. Mr. Nicoli is non-executive Chairman of HMV Group and The Tussauds Group Ltd, Chairman of the PerCent Club and The EMI Group Archive Trust, a Deputy Chairman of Business in the Community and a Director of Caldicott Trust Ltd, Charity Projects and Comic Relief Ltd.

Mr. Alain Levy joined EMI and was appointed to the Board in October 2001. Mr. Levy joined CBS International (now Sony Music) in 1972 and, after 12 years, moved to PolyGram, where he became President and CEO in 1991. In both companies he held various posts involving manufacturing, logistics, marketing and management. Mr. Levy remained with PolyGram until it was sold to Seagram in 1998. Mr. Levy is a Director of David Linley & Co. Ltd and Ilchester Investments Ltd. He also sits on the advisory board of Schroders Ventures in the U.S. and on the European advisory board of Wharton Business School.

Mr. Martin Bandier was appointed to the Board in April 1998. He joined EMI Music Publishing as its Vice Chairman in 1989 upon the acquisition of SBK Entertainment World Inc. (SBK), in which he was a founding partner. He was appointed CEO of EMI Music Publishing in 1991 becoming, in addition, Chairman in 1998. Mr. Bandier entered the music publishing business in 1975 as a founding partner of the Entertainment Music Company and the Entertainment Television Company and, together with his partners, created SBK in 1986. Mr. Bandier is a Director of the National Music Publishers' Association, the BMI Foundation, the Songwriters' Hall of Fame, the Rock and Roll Hall of Fame and the Syracuse University Board of Trustees. He is also a member of the Friars Foundation and the National Academy of Recording Arts and Sciences.

Mr. Roger Faxon was appointed CFO and joined the EMI Board in February 2002. He joined EMI in 1994, initially as Senior Vice President, Business Development & Strategy, EMI Music and, from April 1999, as Executive Vice President and Chief Financial Officer, EMI Music Publishing. Prior to 1994, Mr. Faxon held finance, operations and general management positions. These posts included five years with Sotheby's, latterly as Managing Director, Sotheby's Europe and, previously, Chief Operating Officer, Sotheby's North and South America. This followed ten years in the motion picture business with LUCASFILM Ltd, The Mount Company and, finally, Columbia Pictures Entertainment. Earlier, Mr. Faxon spent six years on the staff of the U.S. Congress.

Sir Dominic Cadbury joined the Board in 1998, becoming Deputy Chairman and Senior Independent Non-executive Director in July 1999. He is Chairman of the Remuneration and Nomination Committees. Sir Dominic retired as Chairman of Cadbury Schweppes plc in May 2000 after seven years in that post, having joined the company in 1964 after graduation from Stanford University. He joined the Board of Cadbury Schweppes in 1974 as Managing Director of its Foods Division and subsequently held a number of Board positions. Sir Dominic is Chairman of The Economist Group and The Wellcome Trust. He is also a Director of the Teaching Awards Trust and Misys plc, and was installed as Chancellor of Birmingham University in December 2002.

Dr. Harald Einsmann joined the Board in 1992. He retired as Executive Vice President and a member of Procter & Gamble's Main Board and Executive Committee in 1999. Dr. Einsmann is a Director of Tesco plc, British American Tobacco plc and Optimad Media Systems Ltd (formerly European Mediaxchange Ltd). He is also a member of the Board of Stora-Enso OY of Finland and he is the Executive Chairman of Findus A.B. of Sweden; both companies are members of the Swedish Wallenberg Group.

Mr. Peter Georgescu joined the Board in September 2002. Mr. Georgescu is Chairman Emeritus of Young & Rubicam Inc., a network of commercial communications companies, having served as the company's Chairman and CEO from 1994 until January 2000. His career spans 38 years, with top management experience both in the U.S. and Europe. Mr. Georgescu emigrated to the U.S. from Romania in 1954. He was educated at Exeter Academy, received his BA with cum laude honors from Princeton University and has an MBA from Stanford Business School. Mr. Georgescu is a Director of Levi Strauss & Co., International Flavors & Fragrances Inc. and Toys "R"Us, Inc. He is also Vice Chairman of the Directors of New York Presbyterian Hospital, serves on the Board of Directors of the New York Philharmonic and WNET/Channel 13, and is a member of the Council on Foreign Relations.

Mr. David Londoner joined the Board in May 2003. Mr. Londoner is the General Partner of The North River Company, L.P., a family investment partnership. He has been in the securities business his entire professional life and spent most of his career at Schroder & Co. Inc., joining a predecessor firm, Wertheim & Co., in 1972 and leaving when it was sold in 2000. Mr. Londoner is a director of Meredith Corp. He is also a Trustee of the American Museum of the Moving Image.

Ms. Kathleen O'Donovan joined the board in 1997 and has chaired the Audit Committee since 1999. Ms. O'Donovan was, until December 2002, Finance Director of Invensys plc, the global engineering services company formed by the combination of BTR and Siebe in 1999. She is also a member of Court of the Bank of England and a Director of Prudential plc and Great Portland Estates PLC.

Mr. Charles Ashcroft was appointed Company Secretary in 1997, having joined EMI in November 1996 as Group General Counsel. In March 2002 he was additionally appointed General Counsel to EMI Recorded Music. Previously, he was a partner for 16 years with London Solicitors, Rowe & Maw, now part of Mayer Brown Rowe & Maw LLP.

Corporate Governance

The Board

Our board currently comprises four Executive Directors and five Non-executive Directors. All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. The board considers that this includes Dr Harald Einsmann who has been a Non-executive Director since 1992.

Eric Nicoli is executive Chairman, which incorporates the role of chief executive officer. Day-to-day executive responsibility for the running of our two main businesses lies with Alain Levy, as Chairman and Chief Executive Officer, EMI Recorded Music, and Martin Bandier, as Chairman and Chief Executive Officer, EMI Music Publishing, who each report to Eric Nicoli.

In recent years, our board has concluded that we are best served by the CEOs of the Recorded Music and Music Publishing businesses reporting to an executive chairman who complements their music industry skills. Our board has further concluded that the interposition of another senior executive over the business CEOs would lead to unnecessary duplication and diffusion of responsibility.

Our board considers that, for the present, the structure outlined above is the most effective for us and is in the best interests of both us and our shareholders. Furthermore, our board considers that the nature and level of matters reserved for decision, either to the board as a whole or to standing committees of the board, appropriately limit the authority of the Chairman and reflect the combination of the posts of chairman and chief executive officer in one person.

It is our board's policy that, so long as the Chairman is also our chief executive officer, the independent Non-executive Directors should comprise a numerical majority of the board and that the senior independent Non-Executive Director should also be either sole or joint Deputy Chairman. Between May 7 and July 19, 2002 and from September 1, 2002 to May 13, 2003, there were four Non-executive Directors; for the short period from July 19 to September 1, 2002, there were three such Directors. The number of Non-executive Directors increased to five on May 13, 2003. Sir Dominic Cadbury is the senior independent Non-executive Director.

Our board as a whole considers the appointment of Directors and executive appointments within the board, based on recommendations from the Nomination Committee. Our Articles of Association include a requirement that all Directors should submit themselves for re-election by the shareholders at least once every three years.

Our board meets at least seven times each year, with additional meetings or contact between meetings as necessary. The programme for each year is approved by the board. Currently, the programme includes reviews of strategy together with the operations and results of the two main business units, as well as the approval of annual budgets. Our actual results and those of our individual business units are reported to all Directors each month. At least once each year the board meets at the premises of one of our business operations, to allow for presentations by, and more detailed discussions with, local management.

These procedures, together with other regular and ad hoc reports, are intended to ensure that our board is supplied in a timely manner with information that is appropriate to the discharge of its duties.

Our board has delegated certain matters to standing committees, details of which are set out below. However, to ensure its overall control of our affairs, the board has reserved certain matters to itself for decision. These include our strategic plans and annual operating budgets, significant acquisitions or disposals of companies, businesses or assets, and significant contractual commitments or items of expenditure, together with policies relating to our treasury function, pensions, major litigation, employee share schemes, and environmental and ethical issues.

All Directors have access to the services and advice of our Company Secretary. There are also procedures for Directors, in appropriate circumstances, to obtain independent professional advice at our cost.

Our Executive Directors are permitted to take external appointments as non-executive directors but, usually only one such appointment may be of another publicly quoted company. They may retain the remuneration from such appointments. All appointments must be approved by the board to ensure that they do not give rise to conflicts of interest.

Board Committees

The principal committees of our board are the Audit, Remuneration, Nomination and Executive Committees. Reflecting the important role played by the independent Non-executive Directors in ensuring high standards of corporate governance, the Audit and Remuneration Committees comprise all the Non-executive Directors. Each committee has written terms of reference and levels of authority and, except in the case of the Remuneration Committee, minutes of meetings are circulated to all Directors.

Audit Committee — chaired by Kathleen O'Donovan and comprising all the Non-executive Directors — makes recommendations to the board regarding the appointment of the external auditor. Each year the Audit Committee reviews the independence and objectivity of the external auditor with a view to confirming that, in its opinion, the maintenance of objectivity on the one hand and value for money on the other have been kept appropriately in balance. In this context, the Committee currently considers that it is appropriate for the external auditor to provide to us tax compliance and regulatory and other assurance services, including those in connection with supporting and reporting on financial representations in public documentation. The provision of these and other financial services continues to be assessed by the Committee on a case-by-case basis.

The Committee reviews our half-year and annual financial statements, with particular reference to accounting policies and practices, and the scope and results of the audit. It also reviews our system of internal control including the risk assessment and audit plan of the Internal Audit Department and other control procedures. The Committee meets three times each year and its meetings are normally attended by our Chief Financial Officer, the external auditor and the Vice President, Internal Audit. At least once each year the Committee meets with the external auditor without the presence of Executive Directors or other management.

Remuneration Committee — chaired by Sir Dominic Cadbury and comprising all the Non-executive Directors — is responsible for approving the remuneration and employment terms of the Executive Directors and certain other senior executives, in particular, the most senior direct-line reports to the Executive Directors. In addition, the Committee approves the operation of any of our share plans (whether executive or all-employee) including the exercise, on behalf of the board, of any authority delegated to the board under the rules of those plans. The Committee is also responsible for reviewing and supervising our compliance with the Combined Code published by the Committee on Corporate Governance (1998) and any other applicable code of practice, listing rule or other regulatory pr best practice requirement relating to remuneration of executives.

Nomination Committee — chaired by Sir Dominic Cadbury and comprising all the Non-executive Directors and the Chairman — makes recommendations to the board for the appointment of Directors and the reappointment of Non-executive Directors on the expiry of their three-year term of appointment. The Committee meets when required.

Executive Committee — chaired by our Chairman and comprising the chief executive officers of our two main businesses, together with our Chief Financial Officer — responsible for the approval of acquisitions, divestments, capital expenditure and contractual commitments below the level that the board has reserved to itself for decision, and for certain operational, administrative and other routine matters. The Committee also regularly reviews and reports to the board on the performance of our businesses. The Committee meets at least ten times each year and our senior executives regularly attend meetings.

Remuneration Details

Annual Remuneration(1)

	Base Salary or Fees	Compensation For loss of Employment(2)	Expenses	Benefits(3)	Incentive Remuneration(4)	2002 Total in Year	2003 Total in Year
	(£ amounts in thousands)						
Executive Directors:							
E. L. Nicoli	671.2	—	—	67.2	340.0	685.5	1,078.4
M. N. Bandier(5)	1,934.3	—	—	49.1	1,547.4	3,726.6	3,530.8
A. M. J. I. Levy(6)	680.0	—	—	182.5	340.0	738.3	1,202.5
R. C. Faxon	495.2	—	—	39.4	247.6	103.4	782.2
Non-executive Directors:*							
Sir Dominic Cadbury	57.1	—	—	—	—	53.1	57.1
H. Einsmann	34.3	—	—	—	—	32.4	34.3
P. A. Georgescu (appointed 1.9.02)	18.8	—	—	—	—	—	18.8
K. A. O'Donovan	39.5	—	—	—	—	37.4	39.5
Former Executive Directors:							
K. M. Berry (resigned 14.10.01)	—	45.0(7)	—	—	—	7,448.1	45.0
A. J. Bates (resigned 4.2.02)	—	—	—	—	—	2,276.3	—
Former Non-executive Directors:							
M. R. Jackson (resigned 7.5.02)	5.6	—	—	—	—	32.4	5.6
H R Jenkins (retired 19.7.02)	10.4	—	—	—	—	32.4	10.4
Total 2003	3,946.4	45.0	—	338.2	2,475.0	—	6,804.6
Total 2002	4,905.1	7,795.3	—	447.6	2,017.9	15,165.9	—

* On May 13, 2003, Mr. David Londoner joined our board. Mr. Londoner receives compensation commensurate with our other non-executive directors.

(1) Excludes retirement contributions and the value of share awards ceasing to be contingent, as reported in the table shown below.

(2) The Chairman, CFO, CEO of Recorded Music and CEO Music Publishing are entitled to severance payments in the event that EMI terminates their service, subject to certain exceptions. The severance payments are specific to each individual and are based on base salary, bonus opportunity and the value of certain additional benefits.

(3) The nature of the non-cash benefits provided to the Executive Directors as of March 31, 2003 was as follows:

E. L. Nicoli:
- — provision of a Company car plus use of a Company pool car and driver;
- — private healthcare; and,
- — personal accident insurance.

M. N. Bandier:
- — car allowance of U.S.$36,000 pa; and,
- — participation in the Group's U.S. executive medical plan, life, health (hospital, major medical and dental) and accident insurance.

A. M. J. Levy:
- — use of a Company pool car and driver;
- — private healthcare; and,
- — personal accident insurance.

R. C. Faxon:
- — car allowance of U.S.$25,000 pa;
- — participation in the Group's U.S. executive medical plan, life, health (hospital, major medical and dental) and accident insurance; and
- — health club memberships in both New York and London.

(4) The Chairman's and the CFO's annual bonus at target and maximum performance is 50% and 100% respectively, of base salary. The CEO Music Publishing's annual bonus opportunity at target and maximum performance is 50% and 80% respectively, of base salary. The CEO Recorded Music is entitled, under his service agreement, to a maximum annual cash bonus of up to 200% of base salary, based on achieving certain operating profit margins for EMI Recorded Music.

(5) Highest-paid Director.

(6) In accordance with Mr. Levy's service agreement, a payment of £138,232 was made to Ilchester Investments Ltd, a company controlled by Mr. Levy and his family, to reimburse the costs of its early surrender of the lease of its office premises following Mr. Levy joining EMI.

(7) This sum represents an assessment of Mr. Berry's rent-free use of housing in California provided by the Group until its sale during July 2002.

Remuneration From Prior-Year Share Awards Ceasing to be Contingent

	Awards No. of shares	2002 total value(1)	Awards No. of shares	2003 total value(1)
		(£ in thousands)		
Executive Directors:				
E. L. Nicoli	21,667(2)	78.5	—	—
M. N. Bandier	87,500(2)	317.2	165,625(2)	147.8
A. M. J. I. Levy	—	—	—	—
R. C. Faxon	—	—	44,536	39.7
Former Executive Directors:				
K. M. Berry (resigned 14.10.01)	229,912	784.6	—	—
A. J. Bates (resigned 4.2.02)	75,344	273.1	—	—
Total 2003	414,423	1,453.4	210,061	187.5

(1) The value is based on the share price on the date that awards ceased to be contingent.

(2) Whilst in certain circumstances these restricted share awards may lapse or be released before the vesting date, a proportion of their value is included in reported remuneration each year to match remuneration costs more accurately to the time period in which these shares are earned.

Directors' Interests

Directors' Interests (All Beneficial) in the Company's Ordinary Shares of 14p Each(1)(2)

	Non-contingent Share Awards(3)	Directly Held Shares	As at March 31, 2003 Total Shares Held	As at April 1, 2002 or Date of Appointment if Later Total Shares Held
Executive Directors:				
E. L. Nicoli(4)	133,982	69,186	203,168	138,032
M. N. Bandier	—	379,760	379,760	155,060
A. M. J. I. Levy	—	775,000	775,000	700,000
R. C. Faxon	296,182	36,473(5)	332,655(5)	220,027
Non-executive Directors:				
Sir Dominic Cadbury	—	50,000	50,000	20,000
H. Einsmann	—	1,800	1,800	1,800
P. A. Georgescu (appointed 1.9.02)	—	100,000	100,000	—
K. A. O'Donovan	—	2,000	2,000	2,000

(1) The Company's register of Directors' Interests is available for inspection in accordance with the provisions of the Companies Act 1985.

(2) No Director had any interest in either shares or debentures of any subsidiary of the Company.

(3) Non-contingent share awards shown in this column are also included as incentive awards in the table below.

(4) On May 23, 2003, Mr. Nicoli's interests in the Company's shares increased by 64 shares on the reinvestment of dividends and tax credits received in respect of shares held by him and his wife through EMI Corporate Personal Equity Plans.

(5) The total of directly held shares does not include the post-tax amount of an incentive share award of 19,518 shares and the related 2:3 matching award of 13,012 shares that vested during the year, as the shares could not be delivered to Mr. Faxon until after the end of the close period for Directors' share dealings on May 21, 2003.

Outstanding Awards Under Long-Term Incentive Plans

	Date of Award	As at April 1, 2002 Incentive[1]	Performance[2]	Restricted[3]	During 2003 Year Awarded	Matching Awards	Vested	Lapsed	As at March 31, 2003
Executive Directors:									
E. L. Nicoli	31.5.00	67,722	—	—	—	—	—	—	67,722
	22.6.00	—	124,538	—	—	—	—	(124,538)[4]	—
	31.5.01	66,260	—	—	—	—	—	—	66,260
	15.6.01	—	155,297	—	—	—	—	—	155,297
Total		133,982	279,835	—	—	—	—	(124,538)	289,279
M. N. Bandier	23.8.96	—	108,214	—	—	—	—	(108,214)[4]	—
	6.6.97	—	110,974	—	—	—	—	—	110,974
	28.9.01	—	1,250,000[6]	—	—	—	—	—	1,250,000
	28.9.01	—	—	662,500[6]	—	—	—	—	662,500
Total		—	1,469,188	662,500	—	—	—	(108,214)	2,023,474
A. M. J. I. Levy		—	—	—	—	—	—	—	—
Total		—	—	—	—	—	—	—	—
R. C. Faxon	23.8.96	—	24,594	—	—	—	—	(24,594)[4]	—
	6.6.97	19,518	—	—	—	13,012[5]	(32,530)	—	—
	6.6.97	—	19,518	—	—	—	—	—	19,518
	18.6.99	88,848	—	—	—	—	—	—	88,848
	31.5.00	18,888	—	—	—	—	—	—	18,888
	22.6.00	—	74,374	—	—	—	(44,436)	(29,938)[4]	—
	31.5.01	56,300	—	—	—	—	—	—	56,300
	15.6.01	—	103,803	—	—	—	—	—	103,803
	28.5.02	—	—	—	112,628[7]	—	—	—	112,628
Total		183,554	222,289	—	112,628	13,012	(79,966)	(54,532)	399,985

(1) Incentive share awards are not contingent on future performance and/or are no longer subject to forfeiture. Such awards, made under the current Senior Executive Incentive Plan, are subject to an additional 1:3 matching award if deferred for three years from the date of the award or an additional 2:3 matching award if deferred for six years from the date of the award.

(2) Shows total potential award. The total of the eventual award depends on the achievement of Group or business unit performance against profit targets set by the Remuneration Committee by the end of a performance period that terminates on March 31, in the third year after the date of the award. For awards made prior to 1998, performance is further reassessed in each of the following three years before the award lapses. The eventual award is subject to an additional 1:3 matching award if vesting is deferred for a further three years from the vesting date. In certain circumstances, for example upon a change of control of EMI, awards could be released before the normal vesting date. For Mr. Nicoli, Mr. Bandier and Mr. Faxon, release of awards made up to March 31, 2001 is subject to a further performance requirement that EMI's Total Shareholder Return must have at least equalled the median of those companies that comprised the FTSE 100 at the start of the three-year performance cycle. Mr. Nicoli has a performance share award granted on June 15, 2001 which will vest on a sliding scale against three-year compound growth in earnings of between 6.1% and 22.5%. Mr. Faxon continues to participate in a performance share award granted on June 15, 2001 based on Music Publishing's performance, which requires the same rates of compound growth but related to Music Publishing's economic profit.

(3) Mr. Bandier's restricted share award is not subject to performance criteria. A proportion of this award is included in remuneration each year so as to match remuneration costs more accurately to the time period in which the shares are earned. In certain circumstances, the award could lapse or be released before the vesting date, as described in footnote (6) below.

(4) Lapsed as of March 31, 2003.

(5) On vesting of the base award, a 2:3 matching award of 13,012 shares was made.

(6) Mr. Bandier's outstanding share awards, which are set out in the table above, would vest, in whole or in part, if he was dismissed (other than for cause) or following a change of control of EMI. Both his performance share and restricted share awards will lapse if, prior to the vesting date of March 31, 2006, Mr. Bandier resigns voluntarily or his employment agreement is terminated by EMI for cause. However, if Mr. Bandier's employment is terminated without cause by EMI, he will receive the proportion of his restricted share award which he would have earned had he remained in employment for a further two years. Under these same circumstances, he would also receive a proportion of his performance share awards pro rated to the date of termination, subject to the achievement of the relevant performance criteria. In the event of a change of control of EMI, all the restricted share award would vest together with a proportion of the performance share award pro rated to the date of the change of control. Following a change of control, a pro rata proportion of his performance share award would vest together with an additional 625,000 shares up to the maximum award of 1.25 million shares on the earlier of one year after the date of the change of control or the termination of his employment without cause.

(7) Mr. Faxon received an incentive award of 112,628 shares on May 28, 2002 when the closing mid-market share price was 267.25p.

Directors' Share Options Over Ordinary Shares of 14p Each(1)(2)

	Date Granted	Earliest Normal Exercise Date(3)	Lapse Date(5)	Exercise Price	As at April 1, 2002 or Date of Appointment if Later	Granted in 2003	Lapsed in 2003	As at March 31, 2003
Executive Directors:								
E. L. Nicoli	3.6.99	3.6.02	5.6.09	440.000p	60,000	—	—	60,000
	21.12.00	1.2.06(4)	31.7.06	442.000p	3,817	—	(3,817)	—
	20.6.02	1.9.07(4)	29.2.08	221.000p	—	7,488	—	7,488
	21.6.02	21.6.05	20.6.12	243.300p	—	838,471	—	838,471
Total					63,817	845,959	(3,817)	905,959
M. N. Bandier	25.8.95	25.8.98	24.8.05	590.315p	253,084	—	—	253,084
	23.8.96	23.8.99	22.8.06	734.500p	60,000	—	—	60,000
	6.6.97	6.6.00	5.6.07	575.000p	52,144	—	—	52,144
Total					365,228	—	—	365,228
A. M. J. I. Levy(7)	15.10.01	15.10.04	14.10.11	300.000p	3,000,000	—	—	3,000,000
	15.10.01	15.10.04	14.10.11	400.000p	3,000,000	—	—	3,000,000
	15.10.01	15.10.04	14.10.11	500.000p	2,000,000	—	—	2,000,000
	15.10.01	15.10.04	14.10.11	700.000p	2,000,000	—	—	2,000,000
	2.1.02	2.1.05	1.1.12	357.300p	2,000,000	—	—	2,000,000
	19.12.02	19.12.05	18.12.12	146.050p	—	2,000,000	—	2,000,000
	19.12.02(6)	19.12.06	18.12.12(6)	—	—	2,000,000	—	2,000,000
	19.12.02(6)	19.12.07	18.12.12(6)	—	—	2,000,000	—	2,000,000
	19.12.02(6)	19.12.08	18.12.12(6)	—	—	2,000,000	—	2,000,000
Total					12,000,000	8,000,000	—	20,000,000
R C Faxon	23.8.96	23.8.99	22.8.06	734.500p	67,500	—	—	67,500
	6.6.97	6.6.00	5.6.07	575.000p	50,326	—	—	50,326
	5.2.02	5.2.05	4.2.12	305.000p	500,000	—	—	500,000
	28.5.02	28.5.05	27.5.12	267.250p	—	250,000	—	250,000
	21.6.02	21.6.05	20.6.12	244.000p	—	283,000	—	283,000
Total					617,826	533,000	—	1,150,826

(1) No Directors' share options were exercised in the year. Therefore, the total gain made on the exercise of share options was £nil (2002: £nil). The closing mid-market share price on March 31, 2003 was 89.25p. The range of closing mid-market share prices during the year was 80p to 365p.

(2) All of the options were granted for nil consideration.

(3) Executive Directors' share options are normally exercisable during the period commencing no earlier than three years and ending no later than 10 years from the date granted.

(4) ShareSave options are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year ShareSave contract.

(5) Share options were granted to Executive Directors in previous years in accordance with the relevant Executive Share Option Scheme rules and market practice at the time. The table above sets out information on the current Executive Directors' grants of share options. The performance criteria relating to these grants are as follows:

- For the period from August 25, 1995 to December 9, 1999, the criterion was that the Company's Total Shareholder Return ("TSR") over the relevant calculation period compared to the TSR of the companies in the FTSE 100 at April 1 prior to the date of grant is at least equal to the median of that group. TSR is the percentage growth of the share price, assuming reinvestment of any dividends paid, over the calculation period. The initial calculation period commences on April 1 immediately preceding the date of grant and ends on March 31 three years later and, thereafter, calculations are made at each quarter end for the preceding three-year period until the performance criterion is met or the option lapses.
- For the period December 10, 1999 to date, the criterion is that the increase in the Group's adjusted, fully diluted earnings per share over a three-year period following the date of grant exceeds an average of the U.K. Retail Prices Index plus a rate ranging between 2% and 3% pa.

The Committee chose the relevant performance criteria as they were considered to be challenging, to align Executive Directors' interests with those of shareholders and in accordance with the then existing market practice. On termination of employment in certain circumstances, for example, as a result of death, disability, sale of the relevant business unit, normal retirement, or termination without cause, and if the performance criteria are on target for achievement, a proportion of the option may become exercisable prior to normal vesting. If the performance criteria are not on target for achievement, the whole option lapses if it has not reached its normal vesting date. Upon a change of control, all options vest, or can be exchanged for an equivalent value of options in the acquiring entity, with identical terms to the original options. Similar provisions also apply to awards made under the Senior Executive Incentive Plan. Details of how these provisions have been applied in individual cases and how the one-off arrangements for Mr Bandier and Mr Levy apply on termination of their employment in these circumstances are set out in footnote (6) of the table "Outstanding Awards Under Long-Term Incentive Plans" and in footnote (7) below, respectively.

(6) On appointment, Mr Levy was granted options over 10 million shares at prices between 300p and 700p. Since appointment, Mr Levy has been granted additional options over a further 10 million shares which represent his entitlement to options in respect of the five fiscal years up to and including, but ending on, March 31, 2006. The exercise prices for these options will only be determined when the interim results for the respective fiscal years have been announced, using a five-day average share price.

(7) The terms of Mr Levy's contract prescribe the impact of a cessation of employment or a change of control of EMI on the share options granted under his contract. If Mr Levy's appointment is terminated by EMI without cause or by Mr Levy with good reason (as defined in the contract) prior to October 15, 2003, the options over 8 million shares priced from 300p to 500p will vest and may be exercised without regard to the performance conditions but all other such options will lapse. Should Mr Levy's appointment be terminated in such circumstances after October 15, 2003, the options over all 10 million shares will vest and may be exercised without regard to the performance conditions.

If Mr Levy's appointment is terminated in the circumstances described in the preceding paragraph, the options referred to in footnote (6) for which the prices have been determined by the date of termination, as set out in the table above, will vest and may be exercised without regard to the performance conditions; all other options would lapse. The exercise of options vested under the preceding paragraph must be undertaken within 12 months of the date of termination. On a change of control of EMI, Mr Levy's options will be treated as if his employment had been terminated by EMI without cause with the result that they may be exercised without regard to performance conditions, but the exercise period will be limited to six months. A termination resulting from Mr Levy's death or disability will be treated in the same manner as a termination by the Company without cause.

RELATED PARTY TRANSACTIONS

Transactions with related parties, other than our subsidiary undertakings, during fiscal 2003 are described below.

HMV and HMV Group

As part of the sale in 1998 of the companies and assets comprising HMV and HMV Group, we acquired a 45.2% equity stake, and 50% of the Junior Preference Shares, in HMV Group for £87.5 million.

An additional £25 million, in the form of deferred consideration, was to be receivable on (inter alia) a listing of any part of the share capital of HMV Group on any recognised stock exchange, or March 28, 2003. In addition, an amount of up to £25 million further consideration was to be receivable if Advent International Corporation and related investors achieved a specified return on their investment in HMV Group on a listing. As a result of additional equity and preference shares issued during 1999 by HMV Group, in which we subscribed £9 million for additional ordinary and preference shares, at March 31, 2002, we owned a 42.65% (39.90% fully diluted) equity stake in HMV Group, and 18.08% and 49.15%, respectively, of HMV Group's Senior 'A' Preference Shares and Junior Preference Shares. We also made available to HMV Group a £50 million working capital revolving credit facility (the EMI Revolving Credit Facility), no part of which was drawn during the fiscal year 2002.

On May 15, 2002, HMV Group shares were admitted to listing by the U.K. Listing Authority and began trading on the London Stock Exchange, pursuant to a global offer in which we sold part of our holding of ordinary shares in HMV Group. The net cash proceeds payable to us as a result of the flotation included (i) £69.4 million in deferred and contingent consideration payable to us by HMV Group on its listing under the terms of 1998 sale agreement, as described above, and proceeds from the redemption of our holding of senior preference shares, and (ii) £72.9 million for ordinary shares sold by us in the global offer.

Following these transactions, we retained a residual shareholding in HMV Group of 14.5%. This holding was subject to lock-up arrangements for six months from flotation. On November 19, 2002, we sold the remaining 14.5% interest at a price of 120p per share, raising net proceeds of about £69 million.

As part of the 1998 transaction, we also entered into an indemnity deed with HMV Group relating, among other things, to guarantees given by us on approximately 87 leases. Under the deed, HMV Group agreed to indemnify us against any payments made under those leases and certain other guarantees and indemnities. HMV Group undertook to use reasonable efforts to arrange for the release of those guarantees. The aggregate annual rental payments under the guaranteed leases are approximately £24.4 million, although they are subject to adjustment both up and down under certain circumstances. The guaranteed leases have terms which expire in one to 23 years, and many of the leases expire in years beyond 2013.

As part of the flotation arrangements, the EMI Revolving Credit Facility was cancelled. The indemnity deed remains in force in respect of the lease guarantees. HMV Group has secured those obligations pursuant to a security deed, under which our rights rank second behind banks that provide senior credit facilities to HMV Group.

Under the 1998 sale agreement, as from May 31, 2003, HMV Group employees ceased to be active members of our U.K. pension fund but the opportunity to join the HMV Group Pension Scheme and, if they so elected, to transfer their benefits in terms of accrued service to the HMV Scheme. The sale agreement provides for a transfer payment to be made from our U.K. pension fund to the HMV Scheme in respect of benefits so transferred, the transfer payment being made in accordance with actuarial assumptions but agreed as part of the sale arrangements. If the transfer payment so calculated exceeds the share of the assets of our U.K. pension fund attributable to the transferring members, we will be obliged to make up the shortfall. An estimate of £5 million was included as a non-operating exceptional item in our financial statements for fiscal 2003 in respect of our potential liability in this regard.

We also assigned various trademarks to HMV (IP) Limited including the "Dog and Gramophone" trademark and HMV acronym in consideration for the payment of £2 million over a period of three years. HMV (IP) Limited licensed the right to use the "Dog and Gramophone" trademark on our recorded music products back to us for no consideration.

During that part of the year ended March 31, 2003 for which HMV Group was a joint venture, we and our subsidiaries made sales of £2.2 million (£82.3 million in fiscal 2002) to companies within HMV Group.

Delabel Music Publishing and Related Companies

Pursuant to an agreement signed in July 1998, we completed the acquisition of the remaining 50% shareholding in Delabel Editions SA, a 50% interest in Delabel Music Publishing (U.K.) Limited and a 17% shareholding in Mawlaw 388 Limited (trading as Source (UK)) from Emmanuel de Buretel, Chairman and Chief Executive Officer of EMI Recorded Music Continental Europe in December 2002. Consideration for the Delabel Music Publishing (U.K.) Limited shares will be determined by reference to a formula based on future net publisher's share over a three-year period, while consideration for the Source (U.K.) Limited shares is an override royalty on certain net sales of albums released by Source (U.K.) Limited artists. The consideration for the shares of Delabel Editions SA was €21.4 million with a one-time future payment, to be determined by reference to a formula based on 15 times net publisher's share, not to exceed €1.5 million.

Ilchester Investments

As part of the arrangements for Alain Levy's appointment as Chairman and Chief Executive Officer of EMI Recorded Music, we agreed to reimburse to Ilchester Investments Ltd, a company controlled by Mr. Levy and his family, for rental and certain other payments due in respect of that company's leasehold offices in central London, pending the disposal of the lease. Such payments reimbursed or accrued due to Ilchester Investments Ltd totalled £138,232 as of March 31, 2003 (£59,400 at March 31, 2002).

As part of the arrangements for the appointment of Alain Levy as Chairman and Chief Executive Officer of EMI Recorded Music, we agreed to acquire up to 100% of the shares of Insight Music Limited, which included a 40% shareholding by Ilchester Investments Ltd, a company controlled by Mr. Levy and his family. The agreement was completed in December 2001 and the consideration paid by the Group to Ilchester Investments Ltd was £1.8 million including a loan repayment of £0.72 million. As part of the transaction we also paid the vendor shareholders' professional fees of £114,000.

Joint Venture with Norman Cheng

In July 2002, we entered into a joint venture agreement with Norman Cheng, who was subsequently named Chairman of EMI South East Asia. We have agreed to establish and fund, on an ongoing basis, new recorded music businesses in the People's Republic of China, Hong Kong and Korea, in which Mr. Cheng has or will have an equity interest. It is envisaged that once these businesses are fully operational, Mr. Cheng will assume full responsibility for their management and will step down from his role as Chairman of EMI South East Asia. We have an obligation to buy Mr. Cheng's equity interest in the joint venture businesses in 2009 so long as the purchase price (which will be determined at such time by reference to an agreed formula) does not exceed $100 million. If the purchase price as calculated at such time based on the agreed formula exceeds $100 million, Mr. Cheng may purchase our equity interest in the joint ventures at a price equal to 85% of the then determined enterprise value. If Mr. Cheng does not elect to purchase our equity interest, then we must purchase his equity interest for $100 million.

(2) any change in, or amendment to, the existing official position or the introduction of an official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation is announced or becomes effective on or after the Issue Date (or, if the relevant Tax Authority has changed since the Issue Date, the date on which the then current Tax Authority became the applicable Tax Authority under the Indenture).

The Company will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Company would be obligated to make such payment or withholding if a payment in respect of the Notes were then due. Notwithstanding the foregoing, the Company may not redeem the Notes under this provision if the relevant Tax Authority changes under the Indenture and the Company is obligated to pay any Additional Amounts as a result of a change in, or an amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder), or any change in or amendment to, any official position regarding the application, administration or interpretation of such laws, treaties, regulations or rules, of the then current Tax Authority which, at the time such Tax Authority became the applicable Tax Authority under the Indenture, was publicly announced as formally proposed. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Company will deliver the Trustee an opinion of counsel, the choice of such counsel to be subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld) to the effect that the Company cannot avoid any obligation to pay Additional Amounts taking reasonable measures available and there has been such change or amendment which would entitle the Company to redeem the Notes hereunder. For the avoidance of doubt, any law implementing or complying with or introduced in order to conform to, the European Union Directive on the taxation of savings adopted by the ECOFIN Council on June 3, 2003 will not be a change or amendment for such purposes.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company's option prior to October 15, 2008. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of €1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

For Notes which are represented by global certificates held on behalf of Euroclear or Clearstream, Luxembourg, notices may be given by delivery of the relevant notices to Euroclear or Clearstream, Luxembourg for communication to entitled account Holders in substitution for the aforesaid publication. Notices shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) or if any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper or as otherwise required by any exchange on which the Notes are listed.

Delabel Music Publishing and Related Companies

Pursuant to an agreement signed in July 1998, we completed the acquisition of the remaining 50% shareholding in Delabel Editions SA, a 50% interest in Delabel Music Publishing (U.K.) Limited and a 17% shareholding in Mawlaw 388 Limited (trading as Source (UK)) from Emmanuel de Buretel, Chairman and Chief Executive Officer of EMI Recorded Music Continental Europe in December 2002. Consideration for the Delabel Music Publishing (U.K.) Limited shares will be determined by reference to a formula based on future net publisher's share over a three-year period, while consideration for the Source (U.K.) Limited shares is an override royalty on certain net sales of albums released by Source (U.K.) Limited artists. The consideration for the shares of Delabel Editions SA was €21.4 million with a one-time future payment, to be determined by reference to a formula based on 15 times net publisher's share, not to exceed €1.5 million.

Ilchester Investments

As part of the arrangements for Alain Levy's appointment as Chairman and Chief Executive Officer of EMI Recorded Music, we agreed to reimburse to Ilchester Investments Ltd, a company controlled by Mr. Levy and his family, for rental and certain other payments due in respect of that company's leasehold offices in central London, pending the disposal of the lease. Such payments reimbursed or accrued due to Ilchester Investments Ltd totalled £138,232 as of March 31, 2003 (£59,400 at March 31, 2002).

As part of the arrangements for the appointment of Alain Levy as Chairman and Chief Executive Officer of EMI Recorded Music, we agreed to acquire up to 100% of the shares of Insight Music Limited, which included a 40% shareholding by Ilchester Investments Ltd, a company controlled by Mr. Levy and his family. The agreement was completed in December 2001 and the consideration paid by the Group to Ilchester Investments Ltd was £1.8 million including a loan repayment of £0.72 million. As part of the transaction we also paid the vendor shareholders' professional fees of £114,000.

Joint Venture with Norman Cheng

In July 2002, we entered into a joint venture agreement with Norman Cheng, who was subsequently named Chairman of EMI South East Asia. We have agreed to establish and fund, on an ongoing basis, new recorded music businesses in the People's Republic of China, Hong Kong and Korea, in which Mr. Cheng has or will have an equity interest. It is envisaged that once these businesses are fully operational, Mr. Cheng will assume full responsibility for their management and will step down from his role as Chairman of EMI South East Asia. We have an obligation to buy Mr. Cheng's equity interest in the joint venture businesses in 2009 so long as the purchase price (which will be determined at such time by reference to an agreed formula) does not exceed $100 million. If the purchase price as calculated at such time based on the agreed formula exceeds $100 million, Mr. Cheng may purchase our equity interest in the joint ventures at a price equal to 85% of the then determined enterprise value. If Mr. Cheng does not elect to purchase our equity interest, then we must purchase his equity interest for $100 million.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to EMI Group plc and not to any of its subsidiaries.

The Company will issue the Notes under an Indenture among itself, the Guarantors and The Bank of New York, as Trustee, in a transaction that is not subject to the registration requirements of the U.S. Securities Act. See "Notice to Investors." The terms of the Notes include those stated in the Indenture.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. Copies of the Indenture are available as set forth below under " — Additional Information." Certain defined terms used in this description but not defined below under " — Certain Definitions" have the meanings assigned to them in the Indenture.

The registered Holder of a Note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

The Notes:

- will be general unsecured obligations of the Company;
- will be *pari passu* in right of payment to all borrowings of the Company, including borrowings under the Senior Revolving Credit Facility and the Existing Bonds;
- will be senior in right of payment to any future Indebtedness of the Company that is subordinated to the Notes; and
- will be unconditionally guaranteed on a senior unsecured basis by the Guarantors, which will also guarantee the borrowings under the Senior Revolving Credit Facility and the Existing Bonds.

The Guarantees

The Notes are guaranteed by EMI Group Finance plc, Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited, EMI Group International Holdings Limited, EMI Group Finance (Jersey) Limited and Capitol Records, Inc. (the "Guarantors"). The Notes will also be guaranteed in the future by any additional subsidiary that guarantees the Existing Bonds, any future publicly traded bonds and, under certain circumstances, the borrowings under senior credit facilities and certain other indebtedness.

Each guarantee of the Notes:

- will be a general unsecured obligation of the Guarantor;
- will be *pari passu* in right of payment to all guarantees and other Indebtedness of the Guarantor, including guarantees of the Senior Revolving Credit Facility and the Existing Bonds; and
- will be senior in right of payment to any existing and future Indebtedness of the Guarantor that is subordinated to the Guarantee.

Not all of our subsidiaries will guarantee the Notes. A substantial portion of the operations of the Company are conducted through our non-guarantor subsidiaries and, therefore, the Company and the Guarantors depend on the cash flow of these subsidiaries to meet their obligations, including their respective obligations under the Notes and the Guarantees. The Notes and the Guarantees will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's non-guarantor subsidiaries. Any right of the Company or the Guarantors to receive assets of any of their non-guarantor subsidiaries upon such subsidiary's liquidation or reorganisation (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company or a Guarantor is itself recognised as a creditor of the non-guarantor subsidiary, in which case the claims of the Company or the Guarantor would

still be subordinate in right of payment to any security in the assets of the non-guarantor subsidiary and any indebtedness of the non-guarantor subsidiary senior to that held by the Company.

As of March 31, 2003, the Company's non-guarantor subsidiaries had approximately £550.0 million of trade creditors, royalties and fees payable, and indebtedness, to which the Notes would effectively rank junior.

As of the Issue Date, all of our subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the caption " — Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Company will issue €425 million in aggregate principal amount of Notes in this offering. The Company may issue additional Notes from time to time after this offering. Any issuance of additional Notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption " — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock." The Notes and any additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of €1,000 and integral multiples of €1,000. The aggregate principal amount of the Notes will mature on October 15, 2013.

Interest on the Notes will accrue at the rate of 8.625% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2004. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the Notes. The Company will make each interest payment to the Holders of record on the immediately preceding April 1 and October 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

The Company will maintain one or more paying agents (each, a "Paying Agent") for the Notes in each of (i) the Borough of Manhattan, City of New York (the "Principal Paying Agent"), and (ii) the City of London for so long as the Notes are listed on the official list of the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "Official List of the U.K. Listing Authority") and admitted to trading on the London Stock Exchange's market for listed securities. The Company will use its best efforts to maintain a Paying Agent in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Union Directive adopted by the ECOFIN Council on June 3, 2003 on the taxation of savings or any law implementing or complying with, or introduced to conform to, such Directive. The Trustee will initially act as Paying Agent in both London and New York.

The Company will also maintain one or more registrars (each, a "Registrar") with offices in each of (i) the Borough of Manhattan, City of New York, and (ii) the City of London for so long as the Notes are listed on the Official List of the U.K. Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities. The Company will also maintain a transfer agent in each of London and New York. The Trustee will initially act as Registrar in London and New York. The Trustee will also be the initial transfer agent. The Registrar and the transfer agent in New York will maintain a register reflecting ownership of Definitive Registered Notes outstanding from time to time and will make payments on and facilitate transfer of Definitive Registered Notes on the behalf of the Company. Each transfer agent shall perform the functions of a transfer agent.

The Company may change the Paying Agents, the Registrars or the transfer agents without prior notice to the Holders. For so long as the Notes are listed on the Official List of the U.K. Listing Authority and trading on the London Stock Exchange's market for listed securities, the Company will publish a notice of any change of Paying Agent, Registrar or transfer agent in a newspaper having a general circulation in London.

Transfer and Exchange

The Global Notes (as defined below) may be transferred only to a successor of Euroclear and/or Clearstream, Luxembourg. Ownership of interests in the Global Notes ("Book-Entry Interests") will be subject to certain restrictions on transfer and certification requirements.

All transfers of Book-Entry Interests between participants in Euroclear or participants in Clearstream, Luxembourg will be effected by Euroclear or Clearstream, Luxembourg pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear or Clearstream, Luxembourg and their respective participants.

Notes sold within the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act will initially be represented by one Global Note in registered form without interest coupons attached (the "144A Global Note"), and Notes sold outside the United States pursuant to Regulation S under the U.S. Securities Act will initially be represented by one Global Note in registered form without interest coupons attached (the "Reg S Global Note," and together with the 144A Global Note, the "Global Notes"). Book-Entry Interests in the 144A Global Note, or the "Restricted Book-Entry Interests," may be transferred to a person who takes delivery in the form of Book-Entry Interests in the Reg S Global Note, or the "Reg S Book-Entry Interests," only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Regulation S under the U.S. Securities Act. Prior to 40 days after the date of initial issuance of the Notes, ownership of Reg S Book-Entry Interests will be limited to persons who have accounts with Euroclear or Clearstream, Luxembourg or persons who hold interests through Euroclear or Clearstream, Luxembourg, and any sale or transfer of such interest to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A. Subject to the foregoing, Reg S Book-Entry Interests may be transferred to a person who takes delivery in the form of Restricted Book-Entry Interests only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made to a person who the transferor reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A or otherwise in accordance with applicable transfer restrictions and any applicable securities laws of any state of the United States or any other jurisdiction.

Any Book-Entry Interest that is so transferred will, upon transfer, cease to be a Book-Entry Interest in the Global Note from which it was transferred and become a Book-Entry Interest in the Global Note to which it was transferred, and accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such Global Note to which it was transferred for as long as it remains such a Book-Entry Interest. In connection with such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Global Note from which it was transferred and a corresponding increase in the principal amount of the Global Note to which it was transferred, as applicable.

If Definitive Registered Notes are issued, they will be issued only in denominations of €1,000 principal amount and integral multiples thereof, upon receipt by the applicable Registrar of instructions relating thereto and any certificates and other documentation required by the Indenture. It is expected that such instructions will be based upon directions received by Euroclear or Clearstream, Luxembourg, as applicable, from the participant which owns the relevant Book-Entry Interests. Definitive Registered Notes issued in exchange for a Book-Entry Interest will, except as set forth in the Indenture or as otherwise determined by the Company in compliance with applicable law, be subject to, and will have a legend with respect to, certain transfer restrictions.

Subject to certain restrictions on transfer, Notes issued as Definitive Registered Notes may be transferred, in whole or in part, in denominations of €1,000 in principal amount or integral multiples thereof, to Persons who take delivery thereof in the form of Definitive Registered Notes. In connection with any such transfer, the Indenture will require the transferor to, among other things, furnish appropriate endorsements and transfer documents, to furnish information regarding the account of the transferee at Euroclear or Clearstream, Luxembourg, to furnish certain certificates and to pay any Taxes (as defined below), duties and governmental charges in connection with such transfer. Any such transfer will be made without charge to the Holder, other than any Taxes, duties and governmental charges payable in connection with such transfer.

Notwithstanding the foregoing, the Company is not required to register the transfer of any Definitive Registered Notes:

(1) for a period of 15 calendar days prior to any date fixed for the redemption of the Notes;

(2) for a period of 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part;

(3) for a period of 15 calendar days prior to the record date with respect to any interest payment date; or

(4) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer.

Additional Amounts

All payments made by the Company on the Notes (whether or not in the form of Definitive Registered Notes) or any of the Guarantors on its Guarantee will be made free of and without withholding or deduction for, or on account of, any present or future Taxes imposed or levied by or on behalf of any jurisdiction in which the Company or any Guarantor (including any Successor Entity), is then incorporated, engaged in business or resident for tax purposes or any political subdivision thereof or therein or any jurisdiction by or through which payment is made or any political subdivision thereof (each, a "Tax Authority"), unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes of any Tax Authority will at any time be required to be made from, or Taxes are, imposed directly on any Holder or beneficial owner of the Notes on, any payments made by the Company with respect to the Notes or any of the Guarantors with respect to any Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the Company or the relevant Guarantor, as applicable, will pay such additional amounts (the "Additional Amounts") as may be necessary in order that the net amounts received and retained in respect of such payments by each Holder (including Additional Amounts) after such withholding, deduction or imposition will equal the respective amounts which would have been received and retained in respect of such payments in the absence of such withholding, deduction or imposition; *provided, however*, that no Additional Amounts will be payable with respect to:

(1) any Taxes which would not have been imposed but for the Holder or the beneficial owner of the Notes being a citizen or resident or national of, or incorporated in or carrying on a business in, the jurisdiction in which such Taxes are imposed) other than by the mere holding of such Note or enforcement of rights thereunder or the receipt of payments in respect thereof or any other connection with respect to the Notes;

(2) any Taxes that are imposed or withheld as a result of the failure of the Holder of the Note or beneficial owner of the Notes to comply with any request, made to that Holder or beneficial owner at least 90 days before any such withholding or deduction would be payable, by the Company or any of the Guarantors to provide timely or accurate information concerning the nationality, residence or identity of such Holder or beneficial owner or to make any valid or timely declaration or similar claim or satisfy any information or reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction as a precondition to exemption from all or part of such Taxes;

(3) any Note presented for payment (where Notes are in the form of Definitive Registered Notes and presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30 day period);

(4) any estate, inheritance, gift, sale, personal property or similar tax or assessment;

(5) any Taxes withheld, deducted or imposed on a payment to an individual and which are required to be made pursuant to the European Union Directive on the taxation of savings adopted by the ECOFIN Council on June 3, 2003 or any law implementing or complying with or introduced in order to conform to, such Directive;

(6) any Note presented for payment by or on behalf of a Holder of Notes who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a member state of the European Union; or

(7) any combination of items (1) through (6) above.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the Holder of the Note, it would not have been entitled to payment of Additional Amounts by reason of clauses (1) through (7) inclusive above.

In addition to the foregoing, the Company and the Guarantors will also pay any present or future stamp, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies or Taxes which arise from the initial execution, delivery or registration of the Notes, the initial resale thereof by the initial purchasers and the enforcement of the Notes or any Guarantee following the occurrence of any Event of Default with respect to the Notes.

If the Company or any Guarantor, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any Guarantee, the Company or the relevant Guarantor, as the case may be, will deliver to the Trustee on a date which is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company or the relevant Guarantor shall notify the Trustee promptly thereafter) an officers' certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The officers' certificate must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts to Holders on the relevant payment date. The Company or the relevant Guarantor will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Company or the relevant Guarantor will make all required withholdings and deductions and will remit the full amount deducted or withheld to the relevant Tax Authority in accordance with applicable law. The Company or the relevant Guarantor will use its reasonable efforts to obtain certified copies of Tax receipts from each Tax Authority evidencing the payment of any Taxes so deducted or withheld. The Company or the relevant Guarantor will furnish to the Holders, within 60 days after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Company or a Guarantor, as the case may be, or if, notwithstanding such entity's efforts to obtain receipts, receipts are not obtained, other evidence of payments by such entity.

In the event that either the Company or the relevant Guarantor has become, or would be, obliged to pay on the next date on which any amount would be payable under or with respect to the Notes, any Additional Amounts as a result of certain changes affecting the laws relating to withholding or deduction of Taxes, the Company may redeem all, but not less than all, the Notes in accordance with the section entitled "— Redemption for Changes in Withholding Taxes."

Whenever in the Indenture or in this "Description of Notes" there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under, or with respect to, any of the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Guarantees

The Notes will be guaranteed by the Guarantors, which consist of EMI Group Finance plc, Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited, EMI Group International Holdings Limited, EMI Group Finance (Jersey) Limited and Capitol Records, Inc. These Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

 (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture and its Guarantee pursuant to a supplemental Indenture reasonably satisfactory to the Trustee; or

 (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

The Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the Indenture;

(2) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the Indenture;

(3) upon legal defeasance or satisfaction and discharge of the Notes as provided below under the captions " — Legal Defeasance and Covenant Defeasance" and " — Satisfaction and Discharge;" or

(4) if the Guarantor is unconditionally released from all of its obligations under all of its guarantees of (or other obligations with respect to) the Senior Revolving Credit Facility, any other Credit Facilities and all Existing Bonds.

Optional Redemption

At any time prior to October 15, 2006, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings; *provided* that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days after the date of the closing of such Equity Offering.

On or after October 15, 2008, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below, subject to the rights of Noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	104.3125%
2009	102.8750%
2010	101.4375%
2011 and thereafter	100.0000%

Redemption for Changes in Withholding Taxes

The Company may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days' prior notice to the Holders (which notice will be irrevocable and given in accordance with the procedures described in " — Section and Notice"), at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed by the Company for redemption (a "Tax Redemption Date") and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (and in the case of Definitive Registered Notes, subject to the right of Holders on the relevant record date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the Notes, the Company has or would be required to pay Additional Amounts, and the Company cannot avoid any such payment obligation taking reasonable measures available, as a result of:

(1) any change in, or amendment to, the laws or treaties (or any regulations, or rulings promulgated thereunder) of the relevant Tax Authority affecting taxation which change or amendment is announced or becomes effective on or after the Issue Date (or, if the relevant Tax Authority has changed since the date of the Issue Date, the date on which the then current Tax Authority became the applicable Tax Authority under the Indenture); or

(2) any change in, or amendment to, the existing official position or the introduction of an official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation is announced or becomes effective on or after the Issue Date (or, if the relevant Tax Authority has changed since the Issue Date, the date on which the then current Tax Authority became the applicable Tax Authority under the Indenture).

The Company will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Company would be obligated to make such payment or withholding if a payment in respect of the Notes were then due. Notwithstanding the foregoing, the Company may not redeem the Notes under this provision if the relevant Tax Authority changes under the Indenture and the Company is obligated to pay any Additional Amounts as a result of a change in, or an amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder), or any change in or amendment to, any official position regarding the application, administration or interpretation of such laws, treaties, regulations or rules, of the then current Tax Authority which, at the time such Tax Authority became the applicable Tax Authority under the Indenture, was publicly announced as formally proposed. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Company will deliver the Trustee an opinion of counsel, the choice of such counsel to be subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld) to the effect that the Company cannot avoid any obligation to pay Additional Amounts taking reasonable measures available and there has been such change or amendment which would entitle the Company to redeem the Notes hereunder. For the avoidance of doubt, any law implementing or complying with or introduced in order to conform to, the European Union Directive on the taxation of savings adopted by the ECOFIN Council on June 3, 2003 will not be a change or amendment for such purposes.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company's option prior to October 15, 2008. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of €1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

For Notes which are represented by global certificates held on behalf of Euroclear or Clearstream, Luxembourg, notices may be given by delivery of the relevant notices to Euroclear or Clearstream, Luxembourg for communication to entitled account Holders in substitution for the aforesaid publication. Notices shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) or if any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper or as otherwise required by any exchange on which the Notes are listed.

Changes in Covenants when Notes Rated Investment Grade

If on any date following the Issue Date:

(1) the Notes are rated Baa3 or better by Moody's and BBB- or better by S&P (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other "nationally recognised statistical rating organisation" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing, then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants specifically listed under the following captions in this offering memorandum in the section entitled " — Certain Covenants" will no longer be applicable to the Notes:

   (1) " — Asset Sales;"

   (2) " — Restricted Payments;"

   (3) " — Incurrence of Indebtedness and Issuance of Preferred Stock;"

   (4) " — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;"

   (5) clause (4) of the covenant described below under the caption " — Merger, Consolidation or Sale of Assets.

   (6) " — Business Activities;"

   (7) " — Transactions with Affiliates;"

   (8) " — Designation of Restricted and Unrestricted Subsidiaries;"

   (9) " — Payments for Consent;"

There can be no assurance that the Notes will ever achieve or maintain an investment grade rating.

Certain Covenants

Change of Control

If a Change of Control occurs, the Company must offer to purchase all of the Notes for cash at a price equal to 101% of the principal amount of Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each new Note will be in a principal amount of €1,000 or an integral multiple of €1,000.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalisation or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption " — Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

If and for so long as the Notes are listed on the Official List of the U.K. Listing Authority and trading on the London Stock Exchange's market for listed securities, the Company will publish notices relating to the Change of Control Offer in a daily newspaper of general circulation in London (which is expected to be the Financial Times).

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

   (a) any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to an assumption, novation or similar agreement that releases the Company or such Restricted Subsidiary from further liability;

   (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 30 days converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

   (c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at its option:

(1) to repay Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) to repay, repurchase or redeem the 6.96% Senior Notes due 2009;

(3) to acquire all or substantially all of the assets of, or any Capital Stock of, a Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company, or all or a portion of a minority interest in a Restricted Subsidiary;

(4) to make a capital expenditure; or

(5) to acquire directly or indirectly Product used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds £10 million, the Company will make an Asset Sale Offer to all Holders of Notes and all holders of other Indebtedness that is *pari passu* with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other *pari passu* Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other *pari passu* Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other *pari passu* Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "*Restricted Payments*"), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-semester period, have been permitted to incur at least £1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal semester in which the Issue Date occurs to the end of the Company's most recently ended fiscal semester for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), *plus*

(b) 100% of the aggregate net cash proceeds or proceeds in the form of Cash Equivalents received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), *plus*

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), *plus*

(d) to the extent that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date, *plus*

(e) 50% of any dividends received by the Company or a Guarantor after the Issue Date from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution on, or any redemption of, Equity Interests, within 150 days after the date of declaration of such dividend or distribution, if at the date of declaration the dividend payment or distribution would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; *provided* that the amount of any such net cash proceeds that are utilised for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, repayment, prepayment, retirement or other acquisition of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; *provided* that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed £1 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the Fixed Charge Coverage test described below under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock"; or

(8) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount at any time outstanding not to exceed £40.0 million (provided that any repayments or other reductions in the amount outstanding under this clause shall not be also counted for purposes of clause 3(c) of the preceding paragraph).

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith (a) in the case of assets or securities valued at £15 million or less, by the chief financial officer or the chief executive officer of the Company and, in the case of assets or securities valued in excess of £2 million, set forth in a certificate to the Trustee from such officer, (b) in the case of assets or securities valued at between £15 million and £25 million, by the executive committee of the Company's Board of Directors and set forth in an officers' certificate delivered to the Trustee, and (c) in the case of assets or securities valued at more than £25 million, by the Company's Board of Directors and set forth in an officers' certificate delivered to the Trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an internationally recognised accounting, appraisal or investment banking firm if the Fair Market Value exceeds £50 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "*incur*") any Indebtedness (including Acquired Debt), and the Company will not issue any disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; *provided, however*, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Company's Restricted Subsidiaries may incur Acquired Debt (and not any other Indebtedness) if (a) the Fixed Charge Coverage Ratio for the Company's most recently ended two full fiscal semesters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such two-semester period and (b) the Company's Net Debt to Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended two-semester period of the Company for which internal financial statements are available, would have been no greater than 4.5 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, Disqualified Stock or preferred stock, as applicable (collectively, "*Permitted Debt*"):

(1) the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed £550 million *less* the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption " — Certain Covenants — Asset Sales";

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Guarantees to be issued on the Issue Date;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, lease or cost of design, construction, installation or improvement of property (real or personal), plant or equipment (whether through the direct purchase of assets or through the purchase of the Capital stock of any Person owning such assets) used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount not to exceed £15 million at any time outstanding;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under clauses (2), (3) or (5) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Obligations with respect to letters of credit securing obligations entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if drawn upon, such drawing is reimbursed within five business days following receipt of a demand for reimbursement;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; *provided, however*, that:

  (a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes to the extent permissible under law without subjecting the directors or officers of the obligee or obligor under any such Indebtedness in their reasonable judgment to any penalty or civil or criminal liability in connection with the subordination of such Indebtedness, in the case of the Company, or the Guarantee, in the case of a Guarantor; and

  (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; *provided, however,* that:

  (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

  (b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

  will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (8);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with worker's compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to the Company or such Restricted Subsidiary pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

(12) The incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease all outstanding Notes as described below under the caption " — Legal Defeasance and Covenant Defeasance;"

(13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14) the incurrence of Non-Recourse Product Financing Indebtedness or Non-Recourse Acquisition Financing Indebtedness;

(15) the incurrence of mortgage Indebtedness secured by the Japanese Properties in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed £70 million;

(16) the guarantee by any Restricted Subsidiary of the Company of Indebtedness of the Company that was incurred under the first paragraph of this covenant; and

(17) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed £50 million.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; *provided*, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. The Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; *provided* that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) the Indenture, the Notes and the Guarantees;

(3) applicable law, rule, regulation or order;

(4) any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by, or merged, consolidated or otherwise combined with or into, the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition, merger consolidation or other combination (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; *provided* that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; *provided* that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption " — Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions in Non-Recourse Product Financing Indebtedness or Non-Recourse Acquisition Financing Indebtedness;

(13) non-assignment provisions in leases, licenses, distribution and administration agreements and agreements with artists, composers, writers, producers or other similar persons or other agreements or restrictions on sublicensing entered into in the ordinary course of business; and

(14) customary provisions in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business that will not impair the ability of the Company to make payments of principal, interest and other amounts on the Notes in any material respect.

Merger, Consolidation or Sale of Assets

The Company may not, directly or indirectly: (1) consolidate, merge or amalgamate with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organised or existing under the laws of a member state of the European Union (as it exists on the Issue Date), the United States, any state of the United States or the District of Columbia, Canada, any province thereof, or Bermuda;

(2) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to agreements reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable two-semester period, be permitted to incur at least £1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock."

Notwithstanding the foregoing clause (4), if any Restricted Subsidiary consolidates with, merges into or transfers all or part of its properties and assets to the Company or to any other of its Restricted Subsidiaries, then no violation of this covenant will be deemed to have occurred, as long as the requirements of clauses (1), (2) and (3) of this covenant are satisfied.

This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

(A) a merger of the Company with an Affiliate, scheme of arrangement or similar transaction solely for the purpose of reincorporating the Company in another jurisdiction; and

(B) any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "*Affiliate Transaction*"), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

  (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £2 million but less than £15 million, a certificate of the chief financial officer or the chief executive officer of the Company certifying that such Affiliate Transaction complies with this covenant;

  (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £15 million but less than £25 million, a resolution of the executive committee of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the executive committee of the Board of Directors; and

  (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £25 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (d) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £50 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an internationally recognised accounting, appraisal or investment banking firm.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or indemnification agreement or any similar arrangement (and any payments or other transactions pursuant thereto) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and any transactions pursuant to stock option plans, stock

ownership plans, employee benefit plans or arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Company;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) Restricted Payments that do not violate the provisions of the Indenture described above under the caption " — Restricted Payments";

(7) loans or advances to employees, directors or consultants in the ordinary course of business;

(8) transactions pursuant to any agreement of the Company or any of its Restricted Subsidiaries as in effect as of the Issue Date; and

(9) a restructuring of the Company solely for the purpose of reincorporating the Company in another jurisdiction.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; *provided* that in no event will the business currently operated by EMI Group Finance plc, Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited, EMI Group International Holdings Limited and Capitol Records, Inc. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption " — Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Listing

The Company will use its reasonable endeavours to maintain the listing of the Notes on the Official List of the U.K. Listing Authority and the admission for trading on the London Stock Exchange's market for listed securities for so long as such Notes are outstanding; *provided* that if at any time the Company determines that it can no longer reasonably comply with the requirements for listing the Notes on the Official List of the U.K. Listing Authority and for admission for trading on the London Stock Exchange's market for listed securities or if maintenance of such listing or admission for trading becomes unduly onerous, it will obtain prior to the delisting of the Notes on the Official List of the U.K. Listing Authority and the de-admission from trading on the London Stock Exchange's market for listed securities, and thereafter use its reasonable best efforts to maintain, a listing of such Notes on such other "recognised stock exchange" as defined in §841 of the Income and Corporation Taxes Act 1988 of the United Kingdom.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; *provided* that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Company or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the

Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock;"

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the Trustee, of the property that is the subject of that Sale and Leaseback Transaction; and

(3) the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption " — Certain Covenants — Asset Sales."

Limitations on Issuances of Guarantees of Indebtedness

The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee the payment of (i) any of the Existing Bonds; (ii) any Public Bonds issued after the Issue Date; (iii) any Indebtedness incurred under clause (1) of the second paragraph of the covenant described above under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock," and (iv) any Indebtedness incurred within 365 days after the Issue Date under the first paragraph of the covenant described above under the caption " — Incurrence of Indebtedness and Issuance of Preferred Stock," unless, in each case, such Restricted Subsidiary is a Guarantor or unless such Restricted Subsidiary simultaneously executes and delivers a supplemental Indenture providing for the guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee will be senior to or *pari passu* with such Restricted Subsidiary's guarantee of such bonds or other Indebtedness; *provided, however*, the foregoing shall not apply to guarantees relating to Indebtedness described in clause (iii) above to the extent that any such guarantee is necessary to obtain a waiver in respect of, or an amendment to, the relevant Indebtedness for the purpose of curing or avoiding any default thereunder, and *provided further*, that the foregoing shall only apply to any guarantee that is Acquired Debt described in clause (iv) above where one or more of the Subsidiaries of the Company immediately prior to the transaction giving rise to such Acquired Debt also guarantees such Indebtedness.

Such Guarantee will be released in accordance with the release provisions described above under "Guarantees."

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

The Company will furnish to the Trustee (who will furnish by mail to the Holders, the common depositary, Euroclear and Clearstream, Luxembourg):

(1) audited consolidated annual financial statements, accompanied by a report by the Company's independent auditors, which will be prepared in accordance with U.K. auditing standards, as soon as such statements are available and at the latest 120 days after the close of each fiscal year;

(2) unaudited consolidated semi-annual financial statements, as soon as they are available and at the latest 90 days after the end of the first half of each fiscal year, prepared in a manner consistent with audited annual financial statements (other than normal year-end adjustments and such changes as may be required to comply with U.K. GAAP) and setting forth line items in substantially the same detail as in the audited annual financial statements; and

(3) if the Company at any time commences distribution of consolidated quarterly financial statements to its shareholders or to holders of the Existing Bonds, the Company will provide such statements (and any other information included with such statements) to the Holders of Notes at the same time as it distributes such information to its shareholders or holders of Existing Bonds.

The annual and semi-annual financial statements referred to above will be accompanied by a discussion and analysis by management of the financial condition and results of operations of the Company and its subsidiaries and any other information that is distributed to the Company's shareholders or to holders of the Existing Bonds.

In addition, the Company will schedule a conference call to be held within ten business days following the release of each report containing the financial information referred to above, at which the Company will make available a senior financial officer to discuss the information contained in such report such conference call to be held no later than the close of business on the second trading day following the Company's conference call with its equity holders. The Company will, at least three business days in advance of such conference call, notify Holders of Notes about such call and provide them with call-in information. Such notification may be made through the Trustee (who will furnish such information to the Holders, the common depositary, Euroclear and Clearstream, Luxembourg) or through a press release issued through the Company's normal information distribution procedures.

In addition, the Company agrees that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act if at the time of the request (a) the Company is neither a reporting company under Section 13 or 15(d) of the U.S. Securities Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act and (b) the Notes are "restricted securities" within the meaning of Rule 144A under the U.S. Securities Act.

So long as the Notes are listed on the Official List of the U.K. Listing Authority, all reports referred to in this section will be available at the offices of the Paying Agent in London.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions " — Certain Covenants — Change of Control," " — Certain Covenants — Asset Sales," or " — Certain Covenants — Merger, Consolidation or Sale of Assets;"

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after receipt of notice from the Trustee or Holders of 25% in aggregate principal amount of the outstanding Notes voting as a single class to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

    (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "*Payment Default*"); or

    (b) results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates £30 million or more and has not been discharged in full or such acceleration rescinded or annulled within 30 days of such Payment Default or acceleration;

(6) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of £30.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

(8) certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and

payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding Notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Amounts on, or the principal of, the Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees ("*Legal Defeasance*") except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's and the Guarantor's obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture ("*Covenant Defeasance*") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under " — Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in euros, non-callable Government Securities, or a combination of cash in euros and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognised investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustee an opinion of U.S. counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of U.S. counsel will confirm that, the Holders of the outstanding Notes will not recognise income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognise income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(7) the Company must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Company has delivered to the Trustee an opinion of U.K. counsel or a ruling from the Inland Revenue of the United Kingdom to the effect that (a) the holders of the Notes will not recognise income, gain or loss for U.K. income tax or other U.K. tax purposes as a result of such deposit and defeasance and will be subject to U.K. income tax and other U.K. tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred (and, for the purposes of such opinion, such U.K. counsel shall assume that holders of the notes include holders who are not resident in the United Kingdom) and (b) payments from the defeasance trust will be free and exempt from any all withholding and other income taxes of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision of or any authority in or of the United Kingdom having the power to tax.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Guarantees or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Guarantees or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Noteholder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption " — Certain Covenants");

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption " — Certain Covenants"); or

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Guarantees or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to conform the text of the Indenture or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in euros, non-callable Government Securities, or a combination of cash in euros and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers' certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Judgment Currency

Any payment on account of an amount that is payable in euros (the "Required Currency") which is made to or for the account of any Holder or the Trustee in lawful currency of any other jurisdiction (the "Judgment Currency"), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Company or any Guarantor, shall constitute a discharge of the Company or the Guarantor's obligation under the Indenture and the Notes, as the case may be, only to the extent of the amount of the Required Currency with such Holder or the Trustee, as the case maybe, could purchase in the London or New York foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of the Required Currency that could be so purchased is less than the amount of the Required Currency originally due to such Holder or the Trustee, as the case may be, the Company shall indemnify and hold harmless the Holder or the Trustee, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the Indenture or the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgement or order for a liquidated sum in respect of an amount due hereunder or under any judgement or order."

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realise on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Notices

All notices to the Holders will be valid if published in a leading English language daily newspaper published in London and a leading English language daily newspaper published in New York or such other English language daily newspaper with general circulation in Europe or the United States, as the case may be, as the Trustee may approve and, so long as the Notes are listed on the London Stock Exchange, in one daily newspaper published in London approved by the Trustee. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in the *Financial Times* and the *Wall Street Journal*. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the Indenture without charge by writing to: EMI Group plc, 27 Wrights Lane, London W8 5SW, Attention: Company Secretary.

So long as the Notes are listed on the Official List of the U.K. Listing Authority and admitted for trading on the London Stock Exchange's market for listed securities and the rules of such listing authority and/or such stock exchange shall so require, copies, current and future, of all of our annual audited consolidated and unconsolidated financial statements, our unaudited consolidated interim semester financial statements and the Offering Memorandum may be obtained, free of charge, during normal business hours at the offices of the Paying Agent in London.

Governing Law

The Indenture, the Notes and each Guarantee are governed by, and will be construed in accordance with, the law of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalised terms used herein for which no definition is provided.

"*Acquired Debt*" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"*Affiliate*" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; *provided* that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption " — Certain Covenants — Change of Control" and/or the provisions described above under the caption " — Certain Covenants — Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than £15 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction),

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the sale or lease of products or services in the ordinary course of business (including inventory or accounts receivable) and any sale or other disposition of damaged, worn-out, obsolete or otherwise unusable or unsalable assets in the ordinary course of business;

(5) the sale or maturity or other disposition of cash or Cash Equivalents in the ordinary course of business;

(6) a Restricted Payment that does not violate the covenant described above under the caption "— Certain Covenants — Restricted Payments" or a Permitted Investment;

(7) any sale or disposition deemed to occur in connection with creating, granting or enforcing any Permitted Lien;

(8) the sale or discount, in each case without recourse, of accounts receivable in the ordinary course of business, but only in connection with the compromise or collection thereof; and

(9) the licensing, sublicensing, grant of distribution or administrative rights to third parties relating to intellectual property on an arms' length basis in the ordinary course of business;

(10) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims in the ordinary course of business;

(11) leases, subleases or assignments to third parties in the ordinary course of business if such leases, subleases or assignments do not interfere in any material respect with the business of the Company or any of its Restricted Subsidiaries.

"Asset Sale Offer" has the meaning assigned to that term in the Indenture governing the Notes.

"Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with U.K. GAAP; *provided, however,* that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorised to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalised on a balance sheet in accordance with U.K. GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cash Equivalents" means:

(1) direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the European Union (including any agency or instrumentality thereof) or of the United States of America (including any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the relevant member state of the European Union or the United States of America, as the case may be, and which are not callable or redeemable at the issuer's option;

(2) time deposit accounts, certificates of deposit and money market deposits with maturities of 12 months or less from the date of acquisition issued by a bank or trust company; *provided* that such bank or trust company has capital, surplus and undivided profits aggregating in excess of €500 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated "A-3" or higher by Moody's Investors Service, Inc. or "A-" or higher by Standard and Poor's Ratings Group or the equivalent rating category or another internationally recognised rating agency;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Senior Revolving Credit Facility or with any domestic commercial bank having capital and surplus in excess of £500 million and a Thomson Bank Watch Rating of "B" or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"*Change of Control*" means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act;

(2) the occurrence of a "Put Event" under the 8.25% Bonds due 2008 of the Company, a "Change of Control Prepayment Event" under the 6.96% Senior Notes due 2009 of the Company, a "Change of Control Prepayment Event" under the 8.01% Senior Notes due 2012 of the Company and a "Change of Control Triggering Event" under the 8.375% Guaranteed Notes due 2009 of Capitol Records, Inc., in each case even if such bonds have been repaid and are no longer outstanding;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company;

(4) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(5) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property,

other than in the case of (1), (3), (4) and (5), any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee "person" or Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

"Change of Control Offer" has the meaning assigned to it in the Indenture governing the Notes.

"*Consolidated Cash Flow*" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; *plus*

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; *plus*

(3) depreciation, amortisation (including amortisation of intangibles but excluding amortisation of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortisation of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortisation and other non-cash expenses were deducted in computing such Consolidated Net Income; *minus*

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with U.K. GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortisation and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

"*Consolidated Net Indebtedness*" means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries, *plus* (ii) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries, *plus* (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred shares of Subsidiaries of such Person, *less* (iv) the amount of cash which would be stated in the balance sheet line item "cash at bank and in hand and cash deposits" and held by such Person and its Restricted Subsidiaries as of such date of determination, in each case determined on a consolidated basis in accordance with U.K. GAAP.

"*Consolidated Net Income*" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with U.K. GAAP; *provided* that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except to the extent that such Net Income is actually paid or distributed to the Company or any of its Restricted Subsidiaries not subject to such restrictions; provided, that such Net Income shall not be excluded if the restriction on payment is specifically permitted by clauses (1), (4) or (8) of the covenant entitled " — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;"

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any amortisation or write-down of debt issuance or deferred financing costs in connection with refinancings and which are allowed under U.K. GAAP will be excluded;

(5) any amortisation or write-down of goodwill to the extent consistent with U.K. GAAP will be excluded; and

(6) any non-cash compensation charges in connection with the grant of share options incurred subsequent to the Issue Date will be excluded to the extent that (A) such charges are allowed under U.K. GAAP and (B) such share options do not exceed recommended limitations on share options as promulgated by the Association of British Insurers and the National Association of Pension Funds as of the Issue Date.

"*Credit Facilities*" means, one or more debt facilities (including, without limitation, the Senior Revolving Credit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"*Default*" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"*Disqualified Stock*" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption " — Certain Covenants — Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Equity Offering*" means an offer and sale of Capital Stock (other than Disqualified Stock) of the Company to Persons who are not Subsidiaries of the Company (other than an issuance of equity securities under any employee benefit plan of the Company).

"*European Union*" means the European Union, including the countries of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom, but not including any country which becomes a member of the European Union after the Issue Date.

"*euro*" or "€" means the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended by the Treaty on European Union.

"*Existing Bonds*" means the 6.96% Senior Notes due 2009 of the Company, the 8.01% Senior Notes due 2012 of the Company, the 8.25% Bonds due 2008 of the Company, the 8.375% Guaranteed Notes due 2009 of Capitol Records, Inc. and the Guaranteed Convertible Bonds due 2010 of EMI Group Finance (Jersey) Limited.

"*Existing Indebtedness*" means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Revolving Credit Facility) in existence on the Issue Date, until such amounts are repaid.

"*Fair Market Value*" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture).

"*Fixed Charge Coverage Ratio*" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital

borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "*Calculation Date*"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable two-semester reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the two-semester reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the two-semester reference period.

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with U.K. GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with U.K. GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-semester period; and

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-semester period.

For purposes of this definition, whenever pro forma effect is given to any sale, purchase or other transaction, the amount of income or earnings related thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial officer of the Company.

"*Fixed Charges*" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period (net of any interest income), whether paid or accrued, including, without limitation, amortisation of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding debt issuance costs that are expensed; *plus*

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalised during such period; *plus*

(3) any interest accruing on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; *plus*

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, on a consolidated basis and in accordance with U.K. GAAP, which dividends are fixed under the terms of the preferred stock.

"*Guarantee*" means the guarantee by each Guarantor of the Company's obligations under the Indenture and on the Notes, executed pursuant to the provisions of the Indenture.

"*guarantee*" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

"*Guarantors*" means each of:

(1) EMI Group Finance plc, Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited, EMI Group International Holdings Limited and Capitol Records, Inc.; and

(2) any other subsidiary that executes a Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns.

"*Hedging Obligations*" means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

"*Indebtedness*" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent and without duplication:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker's acceptances or other similar instruments (or reimbursement agreements with respect thereto);

(4) representing Capital Lease Obligations or Attributable Debt in respect of Sale and Leaseback Transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any net amounts of Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with U.K. GAAP. In addition, but without duplication, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, "Indebtedness" shall not include (A) advance payments by customers, vendors or distributors in the ordinary course of business for services or products to be provided or delivered in the future, and (B) deferred Taxes.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

   (A) the Fair Market Value of such asset at the date of determination, and

   (B) the amount of the Indebtedness of the other Person.

"*Investments*" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the

ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with U.K. GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption " — Certain Covenants — Restricted Payments." The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption " — Certain Covenants — Restricted Payments." Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

"Issue Date" means the date on which the Indenture is executed and delivered and the Notes are originally issued.

"Japanese Properties" means: (a) 2-2-17 Akasaka Minato-KU, Tokyo; (b) 2-1-26 Nagatacho Chiyoda-KU, Tokyo; (c) 985 Gidisawam Gitenba City, Shizuoka Prefecture; and (d) 48 Jinba, Gotemba City, Shizuoka Prefecture.

"*Lien*" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"*Moody's*" means Moody's Investors Service, Inc.

"*Net Debt to Cash Flow Ratio*" means, as of any date of determination, the ratio of (a) the Consolidated Net Indebtedness of the Company as of such date to (b) the Consolidated Cash Flow of the Company for the two most recent full fiscal semesters ending immediately prior to such date for which internal financial statements are available, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by the Company and its Restricted Subsidiaries from the beginning of such two-semester period through and including such date of determination (including any related financing transaction) as if such acquisitions and dispositions had occurred at the beginning of such two-semester period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the two-semester reference period or subsequent to such reference period and on or prior to the calculation date shall be given pro forma effect as if they had occurred on the first day of the two-semester reference period, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with U.K. GAAP, and operations or businesses (and ownership interest therein) disposed of prior to the calculation date, shall be excluded.

For the purposes of this definition, whenever pro forma effect is given to any sale, purchase or other transaction, the amount of income or earnings related thereto and the amount of Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial officer of the Company.

"*Net Income*" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with U.K. GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realised in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or exceptional gain or loss, together with any related provision for taxes on such extraordinary or exceptional gain or loss.

"*Net Proceeds*" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, transaction costs (including without limitation legal, accounting and investment banking fees, and sales commissions), and any related or consequential closure or redundancy or severance costs or other liabilities retained by the seller and any related transactions costs incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with U.K. GAAP.

"*Non-Recourse Debt*" means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

"*Non-Recourse Product Financing Indebtedness*" means any Indebtedness incurred by the Company or any Restricted Subsidiary solely for the purpose of financing (whether directly or through a partially-owned joint venture) the production, acquisition, exploitation, creation or development of items of Product produced, acquired, exploited, created or developed after the Issue Date (including any Indebtedness assumed in connection with the production, acquisition, creation or development of any such items of Product or secured by a Lien on any such items of Product prior to the production, acquisition, creation or development thereof) where the recourse of the creditor in respect of that Indebtedness is limited to Product revenues generated by such items of Product or any rights pertaining thereto and where the Indebtedness is unsecured save for Liens over such items of Product or revenues and such rights, and any extension, renewal, replacement or refinancing of such Indebtedness. "Non-Recourse Product Financing Indebtedness" excludes, for the avoidance of doubt, any Indebtedness raised or secured against Products where the proceeds are used for any other purposes.

"*Non-Recourse Acquisition Financing Indebtedness*" means any Indebtedness incurred by the Company or any Restricted Subsidiary to finance the acquisition, exploitation or development of assets (including directly or through the acquisition of entities holding such assets) not owned by the Company or any of its Restricted Subsidiaries prior to such acquisition, exploitation or development, which assets are used for the creation or development of Product for the benefit of the Company, and in respect of which the Person to whom such Indebtedness is owed has no recourse whatsoever to the Company or any of its Restricted Subsidiaries for the repayment of or payment of such Indebtedness other than recourse to the acquired assets or assets that are the subject of such exploitation or development for the purpose of enforcing any Lien given by the Company or such Restricted Subsidiary over such assets, including the receivables, inventory, intangibles and other rights associated with such assets and the proceeds thereof.

"*Obligations*" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"*Permitted Asset Swap*" means the concurrent exchange of Related Business Assets between the Company and any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received by the Company or a Restricted Subsidiary must be applied in accordance with the provisions described in "Certain Covenants — Asset Sales."

"*Permitted Business*" means the media and entertainment business and businesses reasonably related, incidental, ancillary or complementary thereto.

"*Permitted Investments*" means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption " — Certain Covenants — Asset Sales";

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganisation or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) loans, advances or extensions of credit (including indemnity arrangements) to employees, officers and directors made in the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(9) repurchases of the Notes;

(10) any Investment made to produce, acquire, create or develop Product or interests therein in the ordinary course of business, including, without limitation, by way of forming or funding joint ventures, and any subsequent loans to or acquisitions of shares of stock in any such joint venture to fund working capital of any such joint;

(11) loans or advances to employee benefit trusts to make open market purchases of the shares of the Company in connection with employee share schemes to the extent that such share schemes do not exceed recommended limitations on such schemes as promulgated by the Association of British Insurers and the National Association of Pension Funds as of the Issue Date;

(12) Guarantees of Indebtedness of the Company or any of its Restricted Subsidiaries issued in accordance with the covenant described above under the caption "Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock" and "Certain Covenants — Limitations on Guarantees of Indebtedness";

(13) receivables owing to the Company or any of its Restricted Subsidiaries if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any of its Restricted Subsidiaries deems reasonable under the circumstances;

(14) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(15) other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed £40 million.

"Permitted Liens" means:

(1) Liens in favor of the Company or the Guarantors;

(2) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; *provided* that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; *provided* that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(4) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5) Liens (i) to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled " — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtednessor (ii) in respect of Attributable Debt permitted under the covenant entitled " — Certain Covenants — Sale and Leaseback Transactions;"

(6) Liens existing on the Issue Date (or arising from contractual commitments existing on the Issue Date);

(7) Liens created for the benefit of (or to secure) the Notes (or the Guarantees);

(8) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; *provided, however,* that:

(A) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement.

(9) Liens to secure Non-Recourse Product Financing Indebtedness, which Liens may not secure Indebtedness other than Non-Recourse Product Financing Indebtedness and which Liens may not attach to assets other than the items of Product acquired, exploited, created or developed with the proceeds of such Indebtedness, and Liens to secure Non-Recourse Acquisition Financing Indebtedness, which Liens may not secure Indebtedness other than Non-Recourse Acquisition Financing Indebtedness and which Liens may not attach to assets other than the assets acquired, exploited, created or developed with the proceeds of such Indebtedness;

(10) Liens: (a) over any master recording, copyright or similar asset which is made, created or produced after the Issue Date by or in the course of the music, video or entertainment business of the Company or a Restricted Subsidiary; (b) created in favour of an artist or other performer, management company or other entity representing such artist or other performer or any other entity controlled by such artist or performer, whose work or performance is embodied in that asset; and (c) created to secure the payment of advances and/or royalties due or to become due to that artist or performer under the relevant recording contract, but only if the basis, on which the principal amount of the Indebtedness secured by that Lien is calculated, is not changed after the date of the relevant recording contract in such a way as to cause that principal amount to be increased;

(11) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; *provided* that any reserve or other appropriate provision as is required in conformity with U.K. GAAP has been made therefor;

(12) Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(13) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(14) Liens in favour of issuers of tender, bid, surety, appeal or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of its business;

(15) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the Indenture;

(16) Liens securing leases and subleases of real property which do not interfere with the Company's or any of its Restricted Subsidiaries' ordinary business and Liens securing the obligations of the Company or any of its Restricted Subsidiaries under any such leases and subleases of real property;

(17) Liens extending, renewing or replacing, in whole or in part, a Lien the Indenture permits; provided however, that:

(a) such Liens do not extend beyond the property subject to the existing Lien, and improvements and construction on such property; and

(b) the Indebtedness the Lien secures may not exceed the Indebtedness the existing Lien secured at the time;

(18) Liens over any Japanese Properties, provided that the principal amount of Indebtedness secured by all such Liens does not exceed £70 million or its equivalent; and

(19) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed £10 million at any one time outstanding.

"*Permitted Refinancing Indebtedness*" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); *provided* that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is the Company or any of the Guarantors, such Indebtedness may be incurred by the Company or by any of the Guarantors or by a special purpose finance Subsidiary of the Company that has no purpose other than the issuance of such Indebtedness.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organisation, limited liability company or government or other entity.

"*Product*" means any music (including musical and audio visual recordings, musical performance, songs and compositions and also includes mail order music and activities relating or incidental to music such as touring, merchandising and artist management), music copyright, motion picture, television programming, film, videotape, digital file, video clubs, DVD manufactured or distributed or any other product produced for theatrical, non-theatrical or television release or for release in any other medium, in each case whether recorded on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed, with respect to which the Company or any Restricted Subsidiary:

(a) is an initial copyright owner; or

(b) acquires (or will acquire upon delivery) an equity interest, license, sublicense or administration or distribution right.

"*Public Bonds*" means bonds, notes, debentures or similar tradable corporate obligations issued or guaranteed by the Company or any Guarantor that (A) are registered under the U.S. Securities Act or that are listed, quoted or tradable on any recognised securities exchange or market, including any market for securities eligible for resale pursuant to Rule 144A under the U.S. Securities Act, and that (B) clear or settle through the facilities of The Depository Trust Company, Euroclear, Clearstream or any similar facilities.

"Related Business Assets" means assets used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary of the Company.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Group.

"Sale and Leaseback Transaction" means an arrangement with any Person providing for the leasing by the Company or a Restricted Subsidiary of any properties or assets of the Company and/or such Restricted Subsidiary (except for leases between the Company and any Restricted Subsidiary, between any Restricted Subsidiary and the Company or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by the Company or such Restricted Subsidiary to such Person with the intention of taking back a lease of such properties or assets and which is accounted for as a sale and leaseback transaction under U.K. GAAP.

"Senior Revolving Credit Facility" means that certain syndicated committed revolving credit facility by and among the Company, EMI Group Finance plc and Capitol Records, Inc. (as borrowers), the guarantors thereunder and the lenders thereunder, providing for up to £250 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Significant Subsidiary" means any Subsidiary which meets any of the following conditions:

(1) The Company and its Restricted Subsidiaries' investments in and advances to such Subsidiary exceed ten percent (10%) of the total consolidated assets of the Company as of the end of the most recently completed financial year; or

(2) The Company and its Restricted Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such Subsidiary exceeds ten percent (10%) of the total consolidated assets of the Company as of the end of the most recently completed financial year; or

(3) The Company and its Restricted Subsidiaries' equity in the consolidated income from continuing operations before income taxes, extraordinary and exceptional items and cumulative effect of a change in accounting principle of such Subsidiary exceeds ten percent (10%) of such consolidated income of the Company for the most recently completed financial year; or

(4) The Consolidated Cash Flow of such Subsidiary exceeds five percent (5%) of the Consolidated Cash Flow of the Company and its Restricted Subsidiaries for the most recently completed financial year.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means:

(1) a subsidiary within the meaning of Section 736 of the Companies Act 1985; and

(2) unless the context otherwise requires, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

provided, that such subsidiary or other entity is fully consolidated for financial reporting purposes in the Company's consolidated accounts.

"Tax" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties and interest related thereto).

"Taxes" and *"Taxation"* shall be construed to have corresponding meanings.

Redemption of Global Notes

In the event either Global Note, or any portion thereof, is redeemed, Euroclear and/or Clearstream, Luxembourg, as applicable, will distribute the amount received by them in respect of the Global Note so redeemed to the holders of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear or Clearstream, Luxembourg, as applicable, in connection with the redemption of such Global Note (or any portion thereof). The Company understands that under existing practices of Euroclear and Clearstream, Luxembourg, if fewer than all of the Notes are to be redeemed at any time, Euroclear and Clearstream, Luxembourg will credit their respective participants' accounts on a proportionate basis (with adjustments to prevent fractions) or on such other basis as they deem fair and appropriate; *provided, however,* that no Book-Entry Interest of less than €1,000 principal amount may be redeemed in part.

Payments on Global Notes

Payments of any amounts owing in respect of the Global Notes (including principal, premium interest and Additional Amounts) will be made by the Company in Euros to the Principal Paying Agent. The Principal Paying Agent will, in turn, make such payments to the common depository for Euroclear and Clearstream, Luxembourg, which will distribute such payments to participants in accordance with its procedures.

Under the terms of the Indenture, the Company and the Trustee will treat the registered Holder of the Global Notes (*e.g.*, the common depository or its nominee) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company or the Trustee or any of their respective agents has or will have any responsibility or liability for:

(1) any aspect of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest, for any such payments made by Euroclear, Clearstream, Luxembourg or any participant or indirect participants, or for maintaining, supervising or reviewing any of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

(2) Euroclear, Clearstream, Luxembourg or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

In order to tender Book Entry Interests in the Change of Control Offer or Asset Sale Offer, the Holder of the applicable Global Note must, within the time period specified in such offer, give notice of such tender to the Principal Paying Agent and specify the principal amount of Book-Entry Interests to be tendered.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream, Luxembourg have advised the Company that they will take any action permitted to be taken by a Holder (including the presentation of Notes for exchange as described above) only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion to the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream, Luxembourg will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an Event of Default under the Notes, each of Euroclear and Clearstream, Luxembourg reserve the right to exchange the Global Notes for Definitive Registered Notes in certificated form, and to distribute such Definitive Registered Notes to its participants.

Global Clearance and Settlement under the Book-Entry System

Initial Settlement

Initial settlement for the Notes will be made in Euros. Book-Entry Interests owned through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Book-Entry Interests will be credited to the securities custody accounts of Euroclear and

"Related Business Assets" means assets used or useful in a Permitted Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary of the Company.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Group.

"Sale and Leaseback Transaction" means an arrangement with any Person providing for the leasing by the Company or a Restricted Subsidiary of any properties or assets of the Company and/or such Restricted Subsidiary (except for leases between the Company and any Restricted Subsidiary, between any Restricted Subsidiary and the Company or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by the Company or such Restricted Subsidiary to such Person with the intention of taking back a lease of such properties or assets and which is accounted for as a sale and leaseback transaction under U.K. GAAP.

"Senior Revolving Credit Facility" means that certain syndicated committed revolving credit facility by and among the Company, EMI Group Finance plc and Capitol Records, Inc. (as borrowers), the guarantors thereunder and the lenders thereunder, providing for up to £250 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Significant Subsidiary" means any Subsidiary which meets any of the following conditions:

(1) The Company and its Restricted Subsidiaries' investments in and advances to such Subsidiary exceed ten percent (10%) of the total consolidated assets of the Company as of the end of the most recently completed financial year; or

(2) The Company and its Restricted Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such Subsidiary exceeds ten percent (10%) of the total consolidated assets of the Company as of the end of the most recently completed financial year; or

(3) The Company and its Restricted Subsidiaries' equity in the consolidated income from continuing operations before income taxes, extraordinary and exceptional items and cumulative effect of a change in accounting principle of such Subsidiary exceeds ten percent (10%) of such consolidated income of the Company for the most recently completed financial year; or

(4) The Consolidated Cash Flow of such Subsidiary exceeds five percent (5%) of the Consolidated Cash Flow of the Company and its Restricted Subsidiaries for the most recently completed financial year.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means:

(1) a subsidiary within the meaning of Section 736 of the Companies Act 1985; and

(2) unless the context otherwise requires, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

provided, that such subsidiary or other entity is fully consolidated for financial reporting purposes in the Company's consolidated accounts.

"Tax" means any tax, duty, levy, impost, assessment or other governmental charge (including penalties and interest related thereto).

"Taxes" and *"Taxation"* shall be construed to have corresponding meanings.

"*U.K. GAAP*" means accounting principles generally accepted applicable in the United Kingdom including the Financial Reporting Standards issued by and Statements of Standard Accounting Practice adopted by the Accounting Standards Board Limited and which are in effect as of the Issue Date.

"*Unrestricted Subsidiary*" means any Subsidiary of the Company (other than any Guarantor) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption " — Certain Covenants — Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption " — Certain Covenants — Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption " — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption " — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the two-semester reference period; and (2) no Default or Event of Default would be in existence following such designation.

"*Voting Stock*" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"*Weighted Average Life to Maturity*" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Book-Entry, Delivery and Form

General

The Notes issued on the closing date will be issued in the form of Global Notes in fully registered form without interest coupons and the Global Notes in aggregate will represent the aggregate principal amount of the outstanding Notes. Each Global Note will be deposited with, or on behalf of, a common depositary for the Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to in this prospectus as "Euroclear," and for Clearstream, Luxembourg Banking, société anonyme, which we refer to in this offering circular as "Clearstream, Luxembourg."

The Company will issue Notes in denominations of €1,000 and integral multiples of €1,000.

Notes sold within the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act will initially be represented by the 144A Global Note, and Notes sold outside the United States pursuant to Regulation S under the U.S. Securities Act will initially be represented by the Reg S Global Note. On the closing date, the Global Notes will be deposited with, and registered in the name of, a common depositary for Euroclear and Clearstream, Luxembourg, or its nominee. The Notes will not be eligible for clearance with The Depositary Trust Company.

Book-Entry Interests will be limited to persons that have accounts with Euroclear and/or Clearstream, Luxembourg or persons that may hold interests through such participants. Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream, Luxembourg and their participants.

The Book-Entry Interests will not be held in definitive form. Instead, Euroclear and/or Clearstream, Luxembourg will credit on their respective book-entry registration and transfer systems a participant's account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability to own, transfer or pledge Book-Entry Interests. In addition, while the Notes are in global form, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "Holders" thereof under the Indenture for any purpose.

Definitive Registered Notes

Under the terms of the Indenture, owners of Book-Entry Interests will receive definitive Notes in registered form ("Definitive Registered Notes") only in the following circumstances:

(1) if either Euroclear or Clearstream, Luxembourg notifies the Company that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Company within 120 days;

(2) if Euroclear or Clearstream, Luxembourg so request following an Event of Default under the Indenture;

(3) in whole, but not in part, at any time if the Company in its sole discretion determines that the Global Notes should be exchanged for Definitive Registered Notes; or

(4) if the owner of a Book-Entry Interest requests such exchange in writing delivered through either Euroclear or Clearstream, Luxembourg following an Event of Default.

Euroclear has advised the Company that upon request by an owner of a Book-Entry Interest described in the immediately preceding clause (4), its current procedure is to request that the Company issue or cause to be issued Notes in definitive registered form to all owners of Book-Entry Interests.

In such an event, the Registrar will issue Definitive Registered Notes, registered in the name or names and issued in any approved denominations, requested by or on behalf of Euroclear and/or Clearstream, Luxembourg, as applicable (in accordance with their respectively customary procedures and based upon directions received from participants reflecting the beneficial ownership of Book-Entry Interests), and such Definitive Registered Notes will bear a restrictive legend with respect to certain transfer restrictions, unless that legend is not required by the Indenture or applicable law.

To the extent permitted by law, the Company, the Trustee, the Paying Agents and the Registrars shall be entitled to treat the registered Holder of any Global Note as the absolute owner thereof.

The Company will not impose any fees or other charges in respect of the Notes; *however*, holders of the Book-Entry Interests may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and/or Clearstream, Luxembourg.

So long as the Notes are held in global form, the common depository for Euroclear and/or Clearstream, Luxembourg (or its nominee) will be considered the sole Holder of Global Notes for all purposes under the Indenture. As such, participants must rely on the procedures of Euroclear and Clearstream, Luxembourg and indirect participants must rely on the procedures of the participants through which they own Book-Entry Interests in order to exercise any rights of Holders under the Indenture.

Neither the Trustee nor any of its agents will have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Redemption of Global Notes

In the event either Global Note, or any portion thereof, is redeemed, Euroclear and/or Clearstream, Luxembourg, as applicable, will distribute the amount received by them in respect of the Global Note so redeemed to the holders of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear or Clearstream, Luxembourg, as applicable, in connection with the redemption of such Global Note (or any portion thereof). The Company understands that under existing practices of Euroclear and Clearstream, Luxembourg, if fewer than all of the Notes are to be redeemed at any time, Euroclear and Clearstream, Luxembourg will credit their respective participants' accounts on a proportionate basis (with adjustments to prevent fractions) or on such other basis as they deem fair and appropriate; *provided, however,* that no Book-Entry Interest of less than €1,000 principal amount may be redeemed in part.

Payments on Global Notes

Payments of any amounts owing in respect of the Global Notes (including principal, premium interest and Additional Amounts) will be made by the Company in Euros to the Principal Paying Agent. The Principal Paying Agent will, in turn, make such payments to the common depository for Euroclear and Clearstream, Luxembourg, which will distribute such payments to participants in accordance with its procedures.

Under the terms of the Indenture, the Company and the Trustee will treat the registered Holder of the Global Notes (*e.g.*, the common depository or its nominee) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company or the Trustee or any of their respective agents has or will have any responsibility or liability for:

(1) any aspect of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest, for any such payments made by Euroclear, Clearstream, Luxembourg or any participant or indirect participants, or for maintaining, supervising or reviewing any of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

(2) Euroclear, Clearstream, Luxembourg or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

In order to tender Book Entry Interests in the Change of Control Offer or Asset Sale Offer, the Holder of the applicable Global Note must, within the time period specified in such offer, give notice of such tender to the Principal Paying Agent and specify the principal amount of Book-Entry Interests to be tendered.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream, Luxembourg have advised the Company that they will take any action permitted to be taken by a Holder (including the presentation of Notes for exchange as described above) only at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion to the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream, Luxembourg will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an Event of Default under the Notes, each of Euroclear and Clearstream, Luxembourg reserve the right to exchange the Global Notes for Definitive Registered Notes in certificated form, and to distribute such Definitive Registered Notes to its participants.

Global Clearance and Settlement under the Book-Entry System

Initial Settlement

Initial settlement for the Notes will be made in Euros. Book-Entry Interests owned through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Book-Entry Interests will be credited to the securities custody accounts of Euroclear and

Clearstream, Luxembourg holders on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

The Book-Entry Interests will trade through participants of Euroclear or Clearstream, Luxembourg and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading of any Book-Entry Interests where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Information Concerning Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg interface with domestic securities markets. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organisations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

DESCRIPTION OF OUR OTHER INDEBTEDNESS

We and various of our subsidiaries have, or expect to have, other indebtedness outstanding immediately following the closing of this offering.

Series A Senior Notes

Our subsidiary (and one of the guarantors of the notes), Capitol Records, Inc. is an obligor under a series of notes denominated as 6.96% Series A Senior Notes due August 21, 2009 (the "Series A Senior Notes"). After giving effect to the application of proceeds, as described in "Use of Proceeds," to prepay a portion of the indebtedness under the Series A Senior Notes (the "Series A Repayment"), an aggregate of $123.75 million principal amount of Series A Senior Notes will be outstanding. The principal terms include:

Interest Rate and Maturity

Effective upon the Series A Repayment, the Series A Senior Notes bear interest at 8.46% per year. This rate continues in effect until March 31, 2006. Thereafter this rate will continue in effect unless there is a ratings upgrade and a maximum leverage ratio and minimum interest coverage ratio are met, whereupon the rate will reset to 6.96%. In the event of a further ratings downgrade (below the current level) below BB- by S&P or below Ba3 by Moody's, the rate of interest will be subject to a step-up.

Effective upon the Series A Repayment, the Series A Senior Notes mature on August 21, 2007. Interest is payable semi-annually on August 21 and February 21 of each year.

Ranking

The Series A Senior Notes are direct, unsecured and unsubordinated indebtedness.

Guarantees and Security

We have guaranteed, and effective upon the Series A Repayment, EMI Group Finance plc, Virgin Records Limited, EMI Group Finance (Jersey) Limited, EMI Group International Holdings Limited, VRL 1 Limited, EMI Records Limited, EMI Music Publishing Limited and EMI Music International Services Limited will guarantee, Capitol Records, Inc.'s obligations to make payments of principal, premium, interest, additional amounts and all other amounts with respect to the Series A Senior Notes. The Series A Senior Notes are not secured by any of our assets.

Covenants

The note purchase agreement governing Series A Senior Notes contains customary covenants that, subject to important exceptions and qualifications, limit the ability of Capitol Records, Inc., ourselves and certain of our and their subsidiaries to, among other things, borrow money, use assets as security in other transactions, incur liens, sell assets or merge with or into other companies and engage in transactions with affiliates. The note purchase agreement also contains customary maintenance covenants that require the Company to not exceed a maximum leverage ratio (measured by consolidated net borrowings against consolidated EBITDA, each as defined) and to maintain a minimum coverage ratio (measured by consolidated EBITDA against consolidated finance charges, each as defined).

Required Prepayments

On August 21, 2005 and August 21, 2006, Capitol Records, Inc. is obligated to prepay $31 million principal amount (or such lesser principal amount as is then outstanding) of the Series A Senior Notes at par.

Optional Prepayments

Capitol Records, Inc. may prepay at any time all or any part of the Series A Senior Notes (in an amount not less than 5% of the aggregate principal amount of the Series A Senior Notes then outstanding in the case of a partial repayment) at 100% of the principal amount so prepaid plus any make-whole amount (as defined in the note purchase agreement governing the Series A Senior Notes) owing as of such prepayment date.

Optional Tax Redemption

In the event of certain changes affecting the tax treatment of the Series A Notes, Capitol Records, Inc. may redeem the Series A Notes in whole but not in part, at a price equal to 100% of the principal amount, plus accrued but unpaid interest to the date of redemption and a modified make-whole amount (as defined).

Mandatory Prepayment and Cancellation

Upon a change of control (as defined), Capitol Records, Inc. must give the holders of the Series A Senior Notes the opportunity to sell their notes to Capitol Records, Inc. at a purchase price equal to 100% of their principal amount plus interest accrued thereon to the prepayment date. "Change of control" is defined to include certain disposals of subsidiaries or assets contributing in excess of 20% of consolidated EBITDA (as defined) within a 24-month period. If any member of the group raises funds in excess of £25 million by way of certain securitisation transactions, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid). If any member of the group enters into sale and leaseback transactions, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid) until such time as the commitments under the new senior revolving credit facility are reduced to £200 million. In connection with certain disposals of assets, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid) until such time as the commitments under the new senior revolving credit facility are reduced to £200 million.

Events of Default

The note purchase agreement relating to the Series A Senior Notes includes certain events of default customary for such issuances, the occurrence of which would allow the holders to accelerate the maturity of the Series A Senior Notes.

8.375% Guaranteed Notes due 2009

Capitol Records, Inc. has issued $500 million aggregate principal amount of indebtedness under its 8.375% Guaranteed Notes due 2009. The principal terms include:

Interest Rate and Maturity

The 8.375% notes bear interest at 8.375% per year, payable semi-annually on February 15 and August 15 of each year, and mature on August 15, 2009.

Ranking

The 8.375% notes are direct, unsecured and unsubordinated indebtedness.

Guarantees and Security

We have guaranteed, and we expect that EMI Group Finance plc, Virgin Records Limited, EMI Group Finance (Jersey) Limited, EMI Group International Holdings Limited, VRL 1 Limited, EMI Records Limited, EMI Music Publishing Limited and EMI Music International Services Limited will guarantee, Capitol Records, Inc.'s obligations to make payments of principal, premium, interest, additional amounts and all other amounts with respect to the 8.375% notes. The 8.375% notes are not secured by any of our assets.

Covenants

The Fiscal and Paying Agency Agreement governing the 8.375% notes contains customary covenants that, subject to important exceptions and qualifications, limit the ability of Capitol Records, ourselves and certain of our and its subsidiaries to, among other things, incur liens, sell assets or merge with or into other companies.

Optional Redemption

The 8.375% notes may be redeemed at any time in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments thereon, discounted to the redemption date at the U.S. treasury rate plus 20 basis points, in each case plus accrued but unpaid interest and any additional amounts owing, if any, to the date fixed for redemption.

Redemption on Change of Control

Upon the occurrence of a change of control (as defined) in respect of either Capitol Records, Inc. or us, Capitol Records, Inc. must give holders of the 8.375% notes the opportunity to sell their notes to Capitol Records, Inc. at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest thereon to the date of purchase.

Optional Tax Redemption

In the event of certain changes affecting the tax treatment of the 8.375% notes, Capitol Records, Inc. may redeem the 8.375% notes in whole but not in part, at a price equal to 100% of the principal amount, plus accrued but unpaid interest to the date of redemption.

Events of Default

The Fiscal and Paying Agency Agreement governing the 8.375% notes includes certain events of default customary for such issuances, the occurrence of which would allow the holders to accelerate the maturity of the 8.375% notes.

8.25% Bonds due 2008

EMI Group plc initially issued £250 million aggregate principal amount of indebtedness under its 8.25% Bonds due 2008. One month later, it issued an additional £75 million of such bonds. The principal terms include:

Interest Rate and Maturity

The trust deed provides that 8.25% bonds bear interest at 8.25% per year, payable annually on May 20 of each year, and mature on May 20, 2008. The rate of interest shall increase to 9.75% if the rating assigned to the bonds by Standard & Poor's Rating Services falls below Baa3 or if the rating assigned to the bonds by Moody's Investor Services falls below BBB-. As a result of the downgrade by Moody's Investor Services on March 11, 2003 from "Baa2" to "Ba1", the bonds currently bear interest at 9.75%.

Ranking

The 8.25% bonds are direct, unconditional, unsecured and unsubordinated indebtedness.

Guarantees and Security

We expect that Capitol Records, Inc., EMI Group Finance plc, Virgin Records Limited, EMI Group Finance (Jersey) Limited, EMI Group International Holdings Limited, VRL 1 Limited, EMI Records Limited, EMI Music Publishing Limited and EMI Music International Services Limited will guarantee EMI Group plc's obligations to make payments of principal, interest, additional amounts and all other amounts with respect to the 8.25% bonds. The 8.25% bonds are not secured by any of our assets.

Covenants

The terms and conditions of the 8.25% bonds contain customary covenants that, subject to important exceptions and qualifications, limit the ability of ourselves and certain of our subsidiaries to incur liens or use assets as security in other transactions.

Mandatory Redemption

Upon the occurrence of a put event (as defined in the terms and conditions of the 8.25% bonds), the holder of each 8.25% bond shall have the option to require the Company to redeem that bond at its principal amount plus accrued interest. "Put event" is defined to include (i) the acquisition by any person, or persons acting in concert, of more than 50% of the ordinary share capital or voting rights of the Company or (ii) a sale of assets within a 2 year period comprising greater than 20% of the consolidated EBITDA of the Company, and in either case, coupled with a decline in the Company's credit rating attributable to (i) or (ii) above.

Optional Tax Redemption

In the event of certain changes affecting the tax treatment of the 8.25% bonds under the laws of the United Kingdom, EMI Group plc may redeem the 8.25% bonds in whole but not in part, at a price equal to 100% of the principal amount, plus accrued interest to the date of redemption.

Purchases

We may purchase in whole but not in part the 8.25% bonds at any time at the higher of, together with interest to the date of purchase:

(i) their principal amount;

(ii) that price at which the yield on the 8.25% bonds calculated in accordance with generally accepted market practice on the date two days before the date of purchase is equal to the yield on 9% Treasury Stock due 2008 (or such other appropriate government stock) calculated in accordance with generally accepted market practice at 3:00 p.m. (London time) on that date.

Events of Default

The terms and conditions of the 8.25% bonds include certain events of default customary for such issuances, the occurrence of which would allow the holders to accelerate the maturity of the 8.25% bonds.

Revolving Credit Facility

On March 18, 2002, we entered into a Multicurrency Revolving Credit and U.S. Dollar Swingline Facility with a £1.3 billion maximum aggregate principal amount with a consortium of international banks. We have agreed with certain of the lenders under this facility to enter into a new £250 million senior revolving credit facility provided that we repay in full all amounts outstanding under the existing facility, at which time the existing facility will be terminated. The principal terms of the new senior revolving credit facility are as follows:

Commitments

The total amount of commitments under the facility will be £250 million, which will include a $25 million swingline facility.

Use of Proceeds

The proceeds of the new senior revolving credit facility and the swingline facility will be used to provide for the general corporate and working capital needs of our group including the refinancing of the existing facility; provided, however, that neither the new senior revolving credit facility nor the swingline facility may be used to fund acquisitions which are not in our ordinary course of business or to repay publicly traded or tradeable indebtedness other than (in the case of the swingline facility) commercial paper at maturity.

Interest Rates and Fees

Borrowings will bear interest at a floating rate equal to the aggregate of the applicable margin, LIBOR (or EURIBOR if applicable) and mandatory cost percentage (calculated in accordance with the facility agreement).

Guarantees and Security

We, EMI Group Finance plc and Capitol Records, Inc. will be borrowers under the new facility, and we, EMI Group Finance plc, Capitol Records, Inc., VRL 1 Limited, EMI Records Limited, Virgin Records Limited, EMI Group Finance (Jersey) Limited, EMI Music International Services Limited, EMI Music Publishing Limited and EMI Group International Holdings Limited will guarantee and indemnify the repayment of amounts borrowed under the new senior revolving credit facility.

Covenants

The new senior revolving credit facility will contain certain negative covenants customary for such financings, that restrict the borrowers (subject to certain agreed exceptions) from, among other things, engaging in certain mergers or consolidations, incurring additional debt, creating security interests on their assets and

disposing of assets in certain circumstances. The new senior revolving credit facility further will require us to observe certain customary affirmative covenants, including, among other things, covenants relating to the provision of information, compliance with law and line of business. In addition, under the new senior revolving credit facility we will be subject to certain financial covenants that require us to maintain our ratio of consolidated EBITDA (as defined) to consolidated finance charges above specific levels, and our ratio of consolidated net borrowings to consolidated EBITDA (as defined) below specific levels.

Maturity and Amortisation

Loans under the new senior revolving credit facility will mature on April 16, 2007.

Voluntary Cancellation

We may cancel undrawn amounts under the new senior revolving credit facility in whole or in part subject to a minimum of £25 million and integral multiples of £5 million, without premium or fee. We may cancel undrawn amounts under the swingline facility in whole or in part subject to a minimum of $5 million and integral multiples of $5 million, without premium or fee.

Mandatory Prepayment and Cancellation

Upon a change of control (as defined), each lender under the new senior revolving credit facility will have the right, by not less than 60 days' notice, to cancel its commitment and declare its participation in any advances to be due and payable. If any member of the group raises funds in excess of £25 million by way of certain securitisation transactions, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid). If any member of the group enters into sale and leaseback transactions, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid) until such time as the commitments under the new senior revolving credit facility are reduced to £200 million. In connection with certain disposals of assets, the net proceeds thereof must be applied towards the new senior revolving credit facility and the Series A Senior Notes (to the extent lenders wish to be repaid) until such time as the commitments under the new senior revolving credit facility are reduced to £200 million. Certain disposals of subsidiaries or assets contributing in excess of 20% of consolidated EBITDA (as defined) within a 24-month period trigger an election on the part of each lender, by not less that 60 days' notice, to cancel its commitment and declare its participation in any advances to be due and payable.

Events of Default

The new senior revolving credit facility contains customary events of default (including cross default and material adverse change), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

Committed Bilateral Revolving Credit Facilities

We and various of our subsidiaries are parties to two bilateral revolving credit facilities with combined commitments of the equivalent of £45.0 million. One of the facilities has a term ending December 31, 2004 and one is a 364-day facility. The indebtedness outstanding under each is unsecured and unsubordinated. The facilities contain a leverage covenant and coverage covenant.

5.25% Guaranteed Convertible Bonds due 2010

On September 11, 2003, we announced the launch by EMI Group Finance (Jersey) Limited, one of our wholly owned subsidiaries, of an offering of $243,343,000 (£154.0 million) aggregate principal amount of guaranteed convertible bonds. We expect to close the offering of the bonds prior to the closing of the offering of the notes.

Interest Rate and Maturity

The convertible bonds are expected to bear interest at 5.25% per year, payable semi-annually and mature in October 2010.

Ranking

The convertible bonds will be direct, unsecured and unsubordinated indebtedness.

Guarantees and Security

We and Capitol Records, Inc. will guarantee, and expect that EMI Group Finance plc, Virgin Records Limited, EMI Group Finance (Jersey) Limited, EMI Group International Holdings Limited, VRL 1 Limited, EMI Records Limited, EMI Music Publishing Limited and EMI Music International Services Limited will guarantee, the issuer's obligations to make payments of principal, premium, interest, additional amounts and all other amounts with respect to the convertible bonds. The convertible bonds are not secured by any of our assets.

Covenants

The convertible bonds will be subject to a negative pledge clause.

Conversion

The convertible bonds will be convertible into preference shares of the issuer on the basis of one preference share for each $1,000 principal amount of bonds so converted, which preference shares will be immediately exchangeable, subject to adjustment in certain circumstances, for our ordinary shares at an exchange price of 193.38 pence per share. The number of ordinary shares for which a preference share may be exchanged will be determined by dividing the paid-up value of the preference share (translated into pounds sterling at a fixed exchange rate of $1.5957=£1.00) by the exchange price in effect on the relevant conversion date.

Redemption

The convertible bonds will be redeemable at the option of the issuer on or after October 2, 2007 at par plus accrued interest, if certain conditions are met.

The convertible bonds will be redeemable at par at the option of bondholders upon a change of control (as defined).

Share Settlement Option

The issuer has a share settlement option under which bondholders would receive, in lieu of cash, the number of ordinary shares underlying their bonds, together with a cash settlement amount equal to the difference between the redemption amount and the market value of our shares (calculated on a 20-day forward-looking average) and any accrued and unpaid interest.

FORM OF THE NOTES, CLEARANCE AND SETTLEMENT

The notes are being offered and sold to qualified institutional buyers in reliance on Rule 144A and in offshore transactions in reliance on Regulation S. Except as set forth below, notes will be issued in registered, global form in minimum denominations of €1,000 and integral multiples of €1,000. Notes will be issued at the closing of the offering only against payment in immediately available funds.

Notes will be represented by one or more global notes in fully registered form without interest coupons and will be deposited with a common depositary (or Common Depositary) for Euroclear Bank S.A./N.V. as operator of the Euroclear system ("Euroclear") and Clearstream Banking société anonyme ("Clearstream, Luxembourg") and registered in the name of a nominee of the Common Depositary. Through and including the 40th day after the later of the commencement of the offering and the original issue date of the notes (such period through and including such 40th day, the "Restricted Period") beneficial interests in the global note may be held only through Euroclear or Clearstream, Luxembourg. The global notes will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear the legend regarding such restrictions set forth under "Notice to Investors."

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of Euroclear and Clearstream, Luxembourg and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes. The following description of the operations and procedures of Euroclear and Clearstream, Luxembourg are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Neither we nor the initial purchaser takes any responsibility for these operations and procedures and investors are urged to contact the systems or their participants directly to discuss these matters.

Upon the issuance of the global notes, the Common Depositary will credit, on its internal system, the respective principal amount of the beneficial interests represented by such global notes to the accounts of Euroclear and Clearstream, Luxembourg. Euroclear and Clearstream, Luxembourg will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream, Luxembourg. Such accounts initially will be designated by or on behalf of the initial purchasers. Ownership of beneficial interests in the global notes will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream, Luxembourg. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as the Common Depositary, or its nominee, is the registered holder of a global note, the Common Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global notes for all purposes under the indenture and the notes. Unless (1) Euroclear and Clearstream, Luxembourg notify us they are unwilling or unable to continue as clearing agency, (2) the Common Depositary notifies us that it is unwilling or unable to continue as Common Depositary and a successor Common Depositary is not appointed within 120 days of such notice or (3) an event of default has occurred and is continuing with respect to the notes, described below under "Certificated Notes," owners of beneficial interests in a global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the owners or holders of the global note (or any notes represented thereby) under the indenture or the notes. In addition, no beneficial owners of an interest in a global note will be able to transfer that interest except in accordance with Euroclear's and Clearstream, Luxembourg's applicable procedures (in addition to those under the indenture referred to herein).

Investors may hold their interests in the global notes through Euroclear or Clearstream, Luxembourg if they are participant in such systems, or indirectly through organisations which are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of the Common Depositary. All interests in a global note may be subject to the procedures and requirements of Euroclear and Clearstream, Luxembourg.

Payments of the principal of and interest on the global notes will be made to the order of the Common Depositary or its nominee as the registered owner thereof. None of we, the trustee, the Common Depositary or any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Common Depositary, in its capacity as paying agent, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit the accounts of Euroclear and Clearstream, Luxembourg, which in turn will immediately credit accounts of participants in Euroclear and Clearstream, Luxembourg with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of Euroclear and Clearstream, Luxembourg. We also expect that payments by participants to owners of beneficial interests in such global notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

Because Euroclear and Clearstream, Luxembourg can only act on behalf of their respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited.

Transfers of interests in global notes between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Euroclear and Clearstream, Luxembourg have advised us that they will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with Euroclear or Clearstream, Luxembourg, as the case may be, interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, Euroclear and Clearstream, Luxembourg reserve the right to exchange the global notes for legended notes in certificated form, and to distribute such to their respective participants.

Euroclear and Clearstream, Luxembourg have advised us as follows: Euroclear and Clearstream, Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream, Luxembourg each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

Account holders in both Euroclear and Clearstream, Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

An account holder's overall contractual relations with either Euroclear or Clearstream, Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream, Luxembourg and any applicable laws. Both Euroclear and Clearstream, Luxembourg act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

Although Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of Euroclear and Clearstream, Luxembourg, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither we nor the trustee will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes. If any depositary is at any time unwilling or unable to continue as a depositary for the notes for the reasons set forth above under "— Global Notes," we will issue certificates for such notes in definitive, fully registered, non-global form without interest coupons in exchange for global notes. Certificates for notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by Euroclear, Clearstream, Luxembourg or the Common Depositary (in accordance with their customary procedures).

Certificates for non-global notes issued in exchange for a global note (or any portion thereof) will bear the legend referred to under "Notice to Investors" (unless we determine otherwise in accordance with applicable law). The holder of a non-global note may transfer such note, subject to compliance with the provisions of the legend, by surrendering it at the office of agency maintained by us for such purpose in London. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the Trustee with a restricted global note certificate. Upon transfer or partial redemption of any note, new certificates may be obtained from any Transfer Agent in London.

Notwithstanding any statement herein, we and the trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing Notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and the states therein and any other applicable laws or as Euroclear or Clearstream, Luxembourg may require.

Special Timing Considerations. You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving notes through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to receive or make a payment or delivery of notes, on particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

United Kingdom Tax Considerations

The following discussion summarises certain United Kingdom tax consequences of the ownership of the notes as of the date hereof but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their notes and may not apply to special situations, such as those of dealers in securities and/or note holders who are connected with the Issuer for relevant tax purposes. Furthermore, the discussion below is generally based upon the provisions of the United Kingdom tax laws and United Kingdom Inland Revenue published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in United Kingdom tax consequences different from those discussed below.

All investors are advised to consult their own tax advisors as to the United Kingdom tax consequences of the ownership and disposition of the notes, including the effect of any regional or local tax laws. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Interest on the notes. The notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 ("ICTA") as long as they are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of ICTA. In the case of notes to be traded on the London Stock Exchange, which is a recognised stock exchange, this condition will be satisfied if the notes are admitted to listing on the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange. Accordingly, payments of interest on the notes may be made without withholding on account of United Kingdom income tax provided the notes remain so listed at the time of payment.

In all other cases an amount must be withheld on account of income tax at the lower rate (currently 20%), subject to any prior direction to the contrary by the Inland Revenue under an applicable double taxation treaty, and except that the withholding obligation is disapplied in respect of payments to a holder of the notes who the Issuer reasonably believes are either a U.K. resident company or a non-U.K. resident company carrying on a trade in the U.K. through a branch or agency (or through a U.K. permanent establishment, as regards accounting periods commencing on or after January 1, 2003) which is within the charge to corporation tax, or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise).

Interest on the notes constitutes United Kingdom source income for United Kingdom tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a United Kingdom source received without deduction or withholding on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a holder of a note who is not resident for tax purposes in the United Kingdom unless that holder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency (or for holders who are companies through a U.K. permanent establishment, as regards accounting periods commencing on or after January 1, 2003) in connection with which the interest is received or to which the notes are attributable. In addition, exemption or reduction of any U.K. tax liability which does arise may also be available under an appropriate double tax treaty. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual (whether resident in the U.K. or elsewhere) may be required to provide information in relation to the payment and the individual concerned to the U.K. Inland Revenue. The Inland Revenue may communicate information to the tax authorities of other jurisdictions.

On June 3, 2003 the Council of the European Union adopted a Directive on the taxation of savings income under which Member States will generally be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for an individual resident in that other Member State. Exceptionally (and for a transitional period only which will end after agreement on exchange of information is reached between the European Union and certain non-European Union states) Belgium, Luxembourg and Austria will instead be required to withhold tax from such payments unless the bondholder authorises the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom. The Directive will, subject to certain conditions being satisfied, apply from January 1, 2005.

United Kingdom corporation tax payers. In general holders of the notes who are within the charge to United Kingdom corporation tax (other than authorised unit trusts and open-ended investment companies) will be treated for tax purposes as realising profits, gains or losses in respect of the notes on a basis which is broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such profits, gains and losses will be taken into account in computing taxable income for corporation tax purposes. Holders of the notes who are authorised unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the notes as other holders who are within the charge to U.K. corporation tax, other than (in each case) with respect to profits and losses of a capital nature in respect of the notes.

Such note holders will also be required to recognise, as income items for corporation tax purposes, any currency fluctuations, in accordance with the exchange gains and losses provisions in the Finance Act 1993, which should generally mirror their accounting treatment.

Exchange gains and losses on debts which are loan relationships such as the notes will be treated for tax purposes as included within the profits, gains and losses from the loan relationships and thereby taxable under the general corporate debt tax regime referred to above.

United Kingdom tax payers — taxation of chargeable gains. The disposal (including redemption) of a note by a holder (other than a company) who is resident or ordinarily resident for tax purposes in the U.K. or who carries on a trade, profession or vocation in the U.K. through a branch or agency to which the note is attributable may give rise to a chargeable gain or allowable loss for the purposes of U.K. tax on capital gains (calculated to include currency exchange rate differences calculated by ascertaining the difference between the pound sterling equivalent at the date of acquisition of the consideration given for the notes and the pound sterling equivalent at the date of disposal of the proceeds received on disposal of those notes), depending on individual circumstances and subject to any taper relief which may be due.

United Kingdom tax payers — Accrued Income Scheme. The provisions of the accrued income scheme (the "Scheme") may apply to certain note holders who are not subject to corporation tax, in relation to a transfer of the notes. On a transfer of securities with accrued interest the Scheme usually applies to deem the transferor to receive an amount of income equal to the accrued interest and to treat the deemed or actual interest subsequently received by the transferee as reduced by a corresponding amount. Generally, persons who are neither resident nor ordinarily resident in the U.K. and who do not carry on a trade in the U.K. through a branch or agency to which the notes are attributable will not be subject to the provisions of these rules.

General — Stamp duty and stamp duty reserve tax. No United Kingdom stamp duty or stamp duty reserve tax should be payable on the issue or transfer of the notes.

United States Tax Considerations

The following is a general discussion of certain U.S. federal income tax considerations resulting from beneficial ownership of the notes to a U.S. Holder (as defined below). The discussion is based on U.S. federal income tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations thereunder, and published rulings and court decisions, all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions we have reached and described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment circumstances, nor does it discuss U.S. federal income tax laws applicable to special classes of taxpayers (for example, insurance companies, dealers in securities, tax exempt organizations, banks or other financial institutions, persons that hold notes as part of a "straddle," "hedge," "integrated transaction," or "conversion transaction," persons that have a functional currency other than the U.S. dollar, persons that own notes through a partnership or other pass through entity, U.S. expatriates and, except to the extent indicated under "Non-U.S. Holders" below, foreign corporations, non-resident alien individuals and other persons not subject to U.S. federal income tax on their worldwide income). In

addition, this discussion does not consider the effect of any U.S. federal gift or estate, foreign, state, local, or other tax laws that may be applicable to a particular investor. This discussion assumes that investors will be initial purchasers that purchase the notes at the offering price and that hold the notes as capital assets within the meaning of Section 1221 of the Code. ***Prospective investors are strongly urged to consult their own tax advisors regarding the tax consequences of purchasing, holding, and disposing of the notes.***

U.S. Holders

The following summary generally describes certain U.S. federal income tax consequences of the purchase, holding, and disposition of the notes by a beneficial owner of the notes who is (i) a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a United States person (each, a "U.S. Holder"). ***U.S. Holders should consult their own tax advisors concerning the application of the following rules to their particular situations, as well as the tax consequences to them under the laws of any other taxing jurisdiction.***

Stated Interest

We expect, and this discussion assumes, that the notes will not be issued with more than a *de minimis* amount of original issue discount for United States federal income tax purposes. Accordingly, stated interest on the notes will be includible in a U.S. Holder's gross income as ordinary income in accordance with such U.S. Holder's usual method (cash-basis or accrual) of tax accounting.

Cash-Basis Holders. Upon receipt of a payment of stated interest on a note, a cash-basis U.S. Holder will be required to include in ordinary income an amount equal to the U.S.-dollar value of the euro interest payment (determined using the spot rate on the date such payment is received), regardless of whether such holder in fact converted the payment into U.S. dollars at that time.

Accrual Method Holders. An accrual method U.S. Holder will determine the amount of income to recognize with respect to the accrual of interest using either of two methods. Under the first method, a U.S. Holder will determine interest on a note for any accrual period in euro and then translate it into U.S. dollars using the average exchange rate for the accrual period or, with respect to an accrual period that spans two taxable years, using the average rate for the partial period within each taxable year. The average rate of exchange for an interest accrual period is generally the simple average of the spot exchange rates for each business day of the period.

An accrual method U.S. Holder may elect to use a second method, under which the amount of income accrued is determined on the basis of the spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the spot rate on the last day of the taxable year). Additionally, if a U.S. Holder has made the election and actually receives a payment of interest within five business days of the last day of the accrual period or taxable year (in the case of an accrual period that spans two taxable years), that interest may be translated into U.S. dollars at the exchange rate in effect on the day the payment was received. Any such election will apply to all debt instruments held by such holder during or after the taxable year in which the election was made and will be irrevocable without the consent of the IRS.

An accrual method U.S. Holder may recognize foreign currency exchange gain or loss with respect to accrued interest income on the date such accrued interest income is actually received or the instrument is disposed of (as discussed below). The amount of gain or loss is calculated by first translating the actual payment received into U.S. dollars using the spot rate on the date payment is received or the instrument is disposed of, and then subtracting from that amount the U.S.-dollar value of interest accrued during that accrual period, as determined above). Such gain or loss will generally constitute ordinary income or loss and be treated as U.S. source income or as an offset to U.S. source income, respectively.

Foreign Tax Credit

For purposes of determining a U.S. Holder's allowable U.S. foreign tax credit, stated interest on the notes will be treated as income from sources outside the United States and will, with certain exceptions, be treated separately, together with other items of "passive" or "financial services" income or "high withholding tax

interest," as applicable. To the extent that payments of interest are not subject to U.K. income or withholding tax (see "United Kingdom Tax Considerations" above), the U.S. Holder will not have paid U.K. tax eligible for crediting but such foreign source income may affect the creditability of foreign taxes imposed on other items of "passive" or "financial services" income or "high withholding tax interest" from sources outside the United States.

Taxation of Additional Amounts

To the extent that U.K. income taxes must be withheld by us or paid by the U.S. Holder, we will, with certain exceptions, be liable for the payment of Additional Amounts so that the U.S. Holder will receive the same amounts that would have been payable if no such withholding taxes had been imposed (See "Description of Notes — Additional Amounts."). If Additional Amounts are paid due to the imposition of U.K. withholding taxes, the U.S. Holder will be treated as having actually received the amount of U.K. taxes withheld by us with respect to a note and the gross amount of any Additional Amounts paid, and as then having paid over such withheld taxes to the U.K. taxing authorities. As a result, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Further, if Additional Amounts are paid due to the U.S. Holder's payment of tax to the U.K. Inland Revenue such Additional Amounts will be included in the U.S. Holder's gross income for U.S. federal income tax purposes. Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for U.K. income taxes withheld by us and paid over to the U.K. Inland Revenue or for any taxes paid directly to the U.K. Inland Revenue. The rules relating to foreign tax credits are extremely complex, and U.S. Holders should consult their own tax advisers with regard to the availability of a foreign tax credit and the application of the foreign tax credit to their particular situation. For further information, see the discussion under "Foreign Tax Credit" above. Any Additional Amounts would generally constitute foreign source income and should be translated into U.S. dollars in accordance with the rules governing interest as discussed above.

Sale, Exchange or Retirement of the notes

A U.S. Holder's tax basis in a note generally will be its cost, decreased by any payments that are not payments of stated interest. A U.S. Holder's adjusted tax basis in a note will generally equal the cost of such note to such U.S. Holder. If a U.S. Holder used foreign currency to purchase a note, the cost of the note will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a note that is traded on an established securities market, a cash basis U.S. Holder, and, if it so elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a note in an amount equal to the difference between the amount of cash plus the fair market value of any property received upon the sale, exchange or retirement (other than any such amount received in respect of accrued interest) and the U.S. Holder's adjusted tax basis in the note. If a U.S. Holder receives foreign currency on such a sale, exchange or redemption, the amount realized will be based on the U.S. dollar value of the foreign currency on the date the payment is received or the instrument is disposed of (or deemed disposed of). In the case of a note that is traded on an established securities market, a cash basis U.S. Holder and, if it so elects, an accrual basis U.S. Holder will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale.

The special election available to accrual basis U.S. Holders in regard to the purchase and sale of notes traded on an established securities market, which is discussed in the preceding paragraph, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with regard to foreign currency gain or loss, gain or loss recognized on the sale, exchange or retirement of a note generally will be capital gain or loss. Under current law, net capital gains of individuals are, under certain circumstances and depending upon such individual having held the note for more than one year at the time of disposition, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Gain or loss realized on the sale, exchange, or retirement or other disposition of a note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss.

Gain or loss realized upon the sale, exchange or redemption of the note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss and will generally be treated as U.S. source income or

as an offset to U.S. source income, respectively. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the euro principal amount of the note, determined on the date such payment is received or such note is disposed of, and the U.S. dollar value of the euro principal amount of the note, determined on the date the U.S. Holder acquired such note. In addition, upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder may realize exchange gain or loss attributable to amounts received in respect of accrued and unpaid interest. Any such exchange gain or loss with respect to accrued interest will be determined as discussed under " — Stated Interest." However, upon a sale, exchange, retirement or other disposition of a note, a U.S. Holder will realize exchange gain or loss with respect to principal and accrued interest only to the extent of the total gain or loss realized on the disposition.

Non-U.S. Holders

A Non-U.S. Holder is a beneficial owner of a note that is not a U.S. Holder, as defined above or a partnership on other pass-through entity. Subject to the discussion below of information reporting and backup withholding, payments of interest on the notes to Non-U.S. Holders will not be subject to U.S. federal income taxes, including withholding taxes, unless such interest is treated as "effectively connected" with the conduct of a trade or business in the United States.

Subject to the discussion below of information reporting and backup withholding, the gain realized on any sale or exchange of the notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, including withholding tax, if (i) such gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of sale.

If such interest or gain is treated as effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, the Non-U.S. Holder will be subject, on an net income basis, to the U.S. federal income tax that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax) with respect to such interest or gain.

Information Reporting and Backup Withholding

Payments of interest or principal and the proceeds from sales of notes that are made within the United States or through some U.S.-related financial intermediaries may be required to be reported to the IRS and backup withholding may apply unless, if the holder is a U.S. Holder, the holder (i) is a corporation or other exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise complies with applicable certification requirements and, if the holder is a Non-U.S. Holder, the holder complies with certification procedures to establish that it is not a U.S. person. Any amount withheld under the backup withholding rules may be credited against the holders U.S. federal income tax liability, if any, or refunded, provided that the required information is timely furnished to the IRS.

The United States federal income tax discussion set forth above is included for general information only and may nor may not be applicable to individual holders of the notes. Prospective investors are strongly urged to consult their own tax advisors regarding the tax consequences of purchasing, holding, and disposing of the notes, including the tax consequences under state, local, foreign, and other tax laws, and the possible effects of changes of federal or other tax laws.

PLAN OF DISTRIBUTION

Under the terms and conditions contained in a purchase agreement dated September 29, 2003, we have agreed to sell to The Royal Bank of Scotland plc, Citigroup Global Markets Limited and Barclays Bank PLC, who will be the initial purchasers, the following principal amounts of the notes.

Initial Purchasers[1]	Principal Amount
The Royal Bank of Scotland plc	€141,666,000
Citigroup Global Markets Limited	€141,667,000
Barclays Bank PLC	€141,667,000
Total	€425,000,000

[1] Sales made in the United States will be made through affiliates of the initial purchasers listed above.

The purchase agreement provides that the initial purchasers are obliged to purchase all the notes if any are purchased.

The purchase price for the notes will be the initial offering price set forth on the cover page of this offering memorandum less an underwriting discount paid to the initial purchasers. The initial purchasers propose to offer the notes initially at the offering price on the cover page of this offering memorandum, but the price at which the notes are being offered may be changed at any time without notice.

We have agreed to indemnify the initial purchasers against liabilities, including liabilities under the U.S. securities laws, or to contribute to payments which they may be required to make in respect of any such liabilities.

The notes have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and to persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Until the expiration of 40 days after the later of the initial sale of the notes or the original issue date of the notes, an offer or sale of notes initially sold pursuant to Regulation S to, or for the account or benefit of, a U.S. Person by a dealer or a person receiving a concession, fee or remuneration in respect of the notes (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act or pursuant to another exemption from registration under the U.S. Securities Act. Resales of the notes are restricted as described under "Notice to Investors."

We have agreed that, subject to certain exceptions, we will not, without the prior approval of the initial purchasers, on or after the date of this offering memorandum and prior to the date which is the earlier of the end of the stabilisation period or 90 days after the date of issue, commence or announce plans to commence an offering of any debt securities with terms similar to the notes in the international capital markets.

Each of the initial purchasers has agreed that (i) it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to admission of the notes to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us or any Guarantor; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes (including rights representing an interest in a note in global form) may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business (which includes, but is not limited to, banks, brokers, dealers, institutional investors and enterprises with a treasury department, which are regularly active in the financial markets in a professional manner).

The notes are a new issue of securities for which there currently is no market. We have applied to admit the notes to the Official List of the U.K. Listing Authority and to admit the notes to trading on the London Stock Exchange's market for listed securities; however, we cannot assure you that the notes will be approved for listing or such listing will be maintained. The initial purchasers have advised us that they intend to make a market in the notes as permitted by applicable law. They are not obliged, however, to make a market in the notes and any market-making may be discontinued at any time at their sole discretion. In addition, such market-making activity will be subject to the limits imposed by the U.S. Securities Act and the U.S. Securities Exchange Act of 1934, as amended. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

This offering circular has not been submitted to the clearance procedure of *Commissione Nazionale per le Società e la Borsa* ("CONSOB") and may not be used in connection with any offering of the notes in Italy other than to "Professional Investors", as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of 1st July 1998 or in such other circumstances where an exemption from compliance with the solicitation restrictions under Legislative Decree No. 58 of 24th February 1998 or CONSOB Regulation No. 11971 of 14th May 1999 applies. In any case, the notes cannot be offered or sold to any individuals in Italy either in the primary market or the secondary market.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this offering memorandum, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as "T+4"). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of who wish to make such trades should consult their own advisor.

In the ordinary course of their respective businesses, the initial purchasers, directly or through their respective affiliates, have engaged, and in the future may engage, in commercial banking, investment banking, advisory and/or consulting services with us and our affiliates for which they have been or will be paid customary fees. Each of the initial purchasers, directly or through its affiliates, has provided from time to time, and expects to provide in the future, investment banking, commercial banking and financial advisory services to us and our affiliates for which such initial purchaser has received and/or will receive customary compensation. In particular each of Barclays Bank PLC and The Royal Bank of Scotland plc are arrangers under our existing senior credit facility and received customary compensation in connection therewith. Further, Barclays Bank PLC and The Royal Bank of Scotland plc, and affiliates of Citibank Global Markets Limited are lenders under our existing credit facility, will receive a portion of the proceeds of this offering when we pay down our existing senior credit facility and are expected to be lenders under our new credit facility. Additionally, the initial purchasers may have held and in the future may hold our securities for investment purposes in the ordinary course of their businesses.

Persons who purchase notes from the initial purchasers may be required to pay stamp duty, taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offering price set forth on the cover page hereof.

NOTICE TO INVESTORS

The notes have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except to (a) qualified institutional buyers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and (b) persons in offshore transactions in reliance on Regulation S.

Each purchaser of the notes will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S under the U.S. Securities Act are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring the notes for its own account or for the account of a qualified institutional buyer or (B) is not a U.S. person and is purchasing the notes in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the notes are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the notes have not been and, except as described in this offering memorandum, will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the notes such notes may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in a transaction complying with the provisions of Rule 904 under the U.S. Securities Act, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available), (iv) pursuant to any other available exemption from the registration requirements of the U.S. Securities Act, (v) pursuant to an effective registration statement under the U.S. Securities Act, or (vi) to the Issuer or any subsidiary thereof, in each of cases (i) through (vi) in accordance with any applicable securities laws of any applicable jurisdiction (including any state of the United States), and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the notes from it of the resale restrictions referred to in (A) above.

(3) The purchaser understands that the notes will, unless otherwise agreed by us and the holder thereof, bear a legend substantially to the following effect:

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE U.S. SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN A TRANSACTION COMPLYING WITH THE PROVISIONS OF RULE 904 UNDER THE U.S. SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE), (IV) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, (V) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (VI) TO THE ISSUER OR ANY SUBSIDIARY THEREOF, IN EACH OF CASES (I) THROUGH (VI) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY APPLICABLE JURISDICTION (INCLUDING ANY STATE OF THE UNITED STATES), AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

(4) If you are a purchaser in a sale that occurs outside the United States within the meaning of Regulation S, you acknowledge that until the expiration of the "distribution compliance period" (as

defined below), you shall not make any offer or sale of these notes to a US person or for the account or benefit of a US person within the meaning of Rule 902 under the US Securities Act and that such note will bear a legend to this effect. The "distribution compliance period" means the 40-day period following the later of the commencement of the offering or the issue date for the notes.

The notes may not be sold or transferred to, and each purchaser by its purchase of the notes shall be deemed to have represented and covenanted that it is not acquiring the notes for or on behalf of, and will not transfer the notes to, any pension or welfare plan as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), except that such purchase for or on behalf of a pension or welfare plan shall be permitted:

1. to the extent such purchase is made by or on behalf of a bank collective investment fund maintained by the purchaser in which no plan (together with any other plans maintained by the same employer or employee organisation) has an interest in excess of 10% of the total assets in such collective investment fund, and the other applicable conditions of Prohibited Transaction Class Exemption 91 38 issued by the U.S. Department of Labor are satisfied;

2. to the extent such purchase is made by or on behalf of an insurance company pooled separate account maintained by the purchaser in which, at any time whilst the notes are outstanding, no plan (together with any other plans maintained by the same employer or employee organisation) has an interest in excess of 10% of the total of all assets in such pooled separate account, and the other applicable conditions of Prohibited Transaction Class Exemption 90-1 issued by the U.S. Department of Labor are satisfied;

3. to the extent such purchase is made on behalf of a plan by (A) an investment adviser registered under the U.S. Investment Advisers Act of 1940, as amended (the "1940 Act"), that had as of the last day of its most recent fiscal year total assets under its management and control in excess of $50.0 million and had stockholders' or partners' equity in excess of $750,000, as shown in its most recent balance sheet prepared in accordance with generally accepted accounting principles, or (B) a bank as defined in Section 202(a)(2) of the 1940 Act with equity capital in excess of $1.0 million as of the last day of its most recent fiscal year, or (C) an insurance company which is qualified under the laws of more than one state to manage, acquire or dispose of any assets of a pension or welfare plan, which insurance company has as of the last of its most recent fiscal year, net worth in excess of $1.0 million and which is subject to supervision and examination by a state authority having supervision over insurance companies and, in any case, such investment adviser, bank or insurance company is otherwise a qualified professional asset manager, as such term is used in Prohibited Transaction Class Exemption 84-14 issued by the U.S. Department of Labor, and the assets of such plan when combined with the assets of other plans established or maintained by the same employer (or affiliate thereof) or employee organisation and managed by such investment adviser, bank or insurance company, do not represent more than 20% of the total client assets managed by such investment adviser, bank or insurance company at the time of the transaction, and the other applicable conditions of such exemption are otherwise satisfied;

4. to the extent such plan is a governmental plan (as defined in Section 3 of ERISA) which is not subject to the provisions of Title I of ERISA or Section 401 of the U.S. Internal Revenue Code of 1986, as amended (the "Code");

5. to the extent such purchase is made by or on behalf of an insurance company using the assets of its general account, the reserves and liabilities for the general account contracts held by or on behalf of any plan, together with any other plans maintained by the same employer (or its affiliates) or employee organisation, do not exceed 10% of the total reserves and liabilities of the insurance company general account (exclusive of separate account liabilities), plus surplus as set forth in the National Association of Insurance Commissioners Annual Statement filed with the state of domicile of the insurer, in accordance with Prohibited Transaction Class Exemption 95-60, and the other applicable conditions of such exemption and otherwise satisfied;

6. to the extent such purchase is made by an in-house asset manager within the meaning of Part IV(a) of Prohibited Transaction Class Exemption 96-23, such manager has made or properly authorised the decision for such plan to purchase notes, under circumstances such that Prohibited Transaction Class Exemption 96 23 is applicable to the purchase and holding of such notes; or

7. to the extent such purchase will not otherwise give rise to a transaction described in Section 406 or Section 4975(c)(1) of the Code for which a statutory or administrative exemption is unavailable.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, London will pass upon matters of United States law related to the offering for us and Freshfields Bruckhaus Deringer will pass upon matters of English law related to this offering for us. Latham & Watkins, London, will pass upon matters of United States and English law related to the offering for the initial purchasers.

AUDITORS

The audited financial statements of EMI Group plc for the fiscal years ended March 31, 2001 (as restated), 2002 and 2003 included in this offering memorandum have been audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere in this offering memorandum.

GENERAL INFORMATION

1. The notes will be unconditionally and irrevocably guaranteed by EMI Group Finance plc, Capitol Records, Inc., Virgin Records Limited, EMI Music Publishing Limited, EMI Records Limited, EMI Music International Services Limited, VRL 1 Limited and EMI Group International Holdings Limited. In this offering memorandum, no separate financial information is given in respect of the guarantors, since it is consolidated within our consolidated financial statements and within our capitalisation and indebtedness statement, and the guarantors accounts, if presented on a stand-alone basis, would not provide any significant additional information. The guarantees are subject to applicable laws relating to fraudulent conveyance and fraudulent transfer or similar laws affecting the rights of creditors generally. Copies of the guarantees are available for inspection during normal business hours at the registered office for the time being of the trustee (being at the date of issue of the notes at The Bank of New York, One Canada Square, London E14 5AL, England).

2. The notes have been accepted for clearance by Euroclear and Clearstream, Luxembourg clearance systems. The international securities identification number (ISIN) for notes sold pursuant to Rule 144A and Regulations S of the Securities Act are XS0177495289 and XS0177495107, respectively.

3. The common codes for the notes sold pursuant to Rule 144A and Regulation S of the Securities Act are 017749528 and 017749510, respectively.

4. It is expected that the application for notes to be admitted to the Official List of the U.K. Listing Authority and to admit the notes to trading on the London Stock Exchange's market for listed securities will be granted on or prior to 30 days from the closing date of the offering (subject only to the issue of the Global Notes) and that such admission will become effective, and that trading in the notes on the London Stock Exchange will commence, on or prior to 30 days from the closing date of the offering. Prior to admission to the Official List of the U.K. Listing Authority, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

5. Ernst & Young LLP audited our annual accounts and reported on them without qualification for each of the three fiscal years ended March 31, 2003. The report of Ernst & Young LLP has been included in this offering memorandum, in the form and context in which it is included, with the consent of Ernst & Young LLP who has authorised the contents of that part of this offering memorandum for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

6. The financial information included herein does not constitute statutory accounts of the company within the meaning of section 240 of the Companies Act 1985 (the "Companies Act"). Statutory consolidated accounts for the fiscal years ended March 31, 2001, 2002 and 2003 have been delivered to the Registrar of Companies for England and Wales. Our auditors have made reports under Section 235 of the Companies Act on such statutory accounts. No qualification has been made with respect to any such report nor has any statement been made under Section 273(2) or (3) of the Companies Act.

7. Save as disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalisation" above, there has been no significant change in the financial or trading position, nor any material adverse change in the financial or trading position or prospects of the Group, since March 31, 2003.

8. There are no, nor have there been any, legal or arbitration proceedings involving us (including any such proceedings which are pending or threatened of which we are aware) which may have, or have had during the period of 12 months prior to the date of this offering memorandum, a significant effect on our financial position.

9. The issue of the notes was authorised pursuant to a resolution of a committee of the board of directors of EMI Group plc passed on September 29, 2003. The issue of the guarantees was authorised pursuant to a resolution of the board of directors of each of the guarantors passed on September 26, 2003.

10. Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Alder Castle, 10 Noble Street, London EC2V 7JU for 14 days from the date of this offering memorandum:

    (a) our Memorandum and Articles of Association;

(b) our annual report and accounts for the two fiscal years ended March 31, 2003; and

(c) draft (subject to modification) of the trust indenture relating to the notes.

11. The table below presents for purpose of the listing rules our consolidated capitalisation as of March 31, 2003. You should read this table together with our consolidated financial statements and the notes to those consolidated financial statements, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

	Actual At March 31, 2003
	£ (in millions)
Short-term borrowings:	
Loans and overdrafts	35.9
Finance leases	0.7
Short-term element of long-term loans	(1.9)
Total short-term borrowings	38.5
Long-term borrowings:	
8.375% guaranteed notes due 2009	315.4
8.25% sterling bonds due 2008	322.8
6.96% series A senior notes due 2009	98.1
8.01% series B senior notes due 2012	15.8
Drawings under long-term committed facilities	166.8
Term loan due 2005	3.5
Finance leases	1.5
Less amounts due within one year	(1.9)
Total long-term borrowings	922.0
Total borrowings	960.5
Capital and reserves:	
Called up share capital	110.4
Share premium account	445.8
Capital redemption reserve	495.8
Other reserves	256.0
Profit and loss reserve (including goodwill previously written off)	(2,001.1)
Total equity shareholders' funds	(693.1)
Total capitalisation	267.4

None of our indebtedness is guaranteed by a third party or is secured.

The above table does not reflect the issuance of the notes or the other actions in respect of our indebtedness that we expect to undertake in connection with the offering of the notes. There has been no material change in our capitalisation or indebtedness since March 31, 2003, except that we have incurred additional indebtedness under our existing senior revolving credit facility such that prior to the closing we expect that £453.5 million will be outstanding under this facility and we incurred an additional £8.8 million in short-term indebtedness under one of our bilateral facilities and £5.8 million of long-term debt under a second bilateral facility. As at March 31, 2003, the group had certain contingent liabilities described in note 29 and note 32(i) to our consolidated financial statements which are set forth on pages F-43 and F-49, respectively. As of the date of this offering memorandum, there has been no material change in these liabilities.

SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

Our audited consolidated financial statements for the period ended March 31, 2003 have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which in certain areas differ significantly from those generally accepted in the United States ("U.S. GAAP"). The Group's accounting policies are stated beginning on page F-10.

The following paragraphs cover those areas identified where the divergence in application of U.K. GAAP and U.S. GAAP is considered to be significant to the Group's profit attributable to members of the Holding Company and shareholders' funds. The following discussion does not address differences in disclosure between U.K. GAAP and U.S. GAAP.

Advances to Artists or Writers. Under U.K. GAAP, there is no specific accounting standard with respect to advance to artists or writers although EMI's accounting policy is to provide at least 80% of the net account balance against all unproven artists. Under U.S. GAAP, advances to artists or writers can only be capitalised if past performance and current popularity provide a sound basis for estimating that the amount of the advance will be recovered from future royalties to be earned by the artist or writer.

Goodwill. Under U.K. GAAP prior to March 31, 1998, goodwill arising on acquisitions was eliminated directly against shareholders' equity. On the disposal of a previously acquired subsidiary, any unamortised goodwill reported to reserves is charged in the profit and loss account as part of the gain or loss arising on the disposal.

With effect from March 31, 1998 goodwill arising on acquisitions is capitalised and amortised over its expected useful life, subject to a maximum of 20 years. There was no requirement to adjust pre-1998 acquisitions for this change in U.K. GAAP.

Goodwill under U.S. GAAP is capitalised as an asset. Goodwill is not amortised but is tested for impairment. Impairment arises when the carrying amount of goodwill exceeds its fair value. The provisions of U.S. GAAP have to be applied to the unamortised balance of goodwill for fiscal years beginning after December 15, 2001. Goodwill acquired after June 15, 2001 was immediately subject to the non-amortisation and impairment provisions.

For fiscal periods beginning before December 15, 2001, under U.S. GAAP, goodwill was capitalised and amortised over its estimated useful life, not exceeding 40 years.

Calculation of Goodwill and Other Asset Impairment. Under U.K. GAAP the trigger for a full impairment review is whether there is evidence of impairment on the basis of future cash flows discounted by a rate of return that the market would require on an equally risky investment, calculated on a pre tax basis. Under U.S. GAAP the trigger for the full impairment review is on the basis of undiscounted cash flows.

Furthermore under U.K. GAAP a previous impairment loss can be reversed where events turn out better than expected. Under U.S. GAAP no reversal of an earlier loss is permitted.

Accounting for Associates and Joint Ventures. Under U.K. GAAP an associate is an entity in which the investor has a participating interest and actually exercises significant influence. Under U.S. GAAP an associate is an entity in which the investor has a participating interest and has the potential to exercise significant influence. The holding of 20% of the voting rights is presumed to satisfy the criteria in the U.S., not so in the U.K. U.K. GAAP distinguishes between a "joint venture" and a "joint venture not an entity" (JANE), while U.S. GAAP does not. A JANE is a contractual arrangement through which the participants conduct their individual businesses but which has no separate commercial identity.

Under U.K. GAAP the reporting for associates is on the net equity basis; the reporting for an investment in a "joint venture" is on the gross equity basis and the reporting for a JANE is on a proportionally consolidated basis. Under U.S. GAAP the reporting of all classes of associate and joint venture is on the net equity basis unless circumstances and / or industry practice require reporting using proportional consolidation. The difference between the gross equity basis and the net equity basis is one of disclosure only and so is not discussed further.

Exceptional Items. Under U.K. GAAP, EMI has reported certain items of income and expense which are part of operating profit as "operating exceptional items." Such items fall within the ordinary activities of EMI

but are considered to be "exceptional" by their size or by their nature. Such items are presented on the face of the profit and loss account on a "before tax" basis. It is likely that under U.S. GAAP certain of such items would be treated as part of normal operating income.

Under U.K. GAAP, the profit or loss on the disposal of fixed assets and investments and the costs of fundamental restructurings of business segments are reported as non-operating exceptional items and as such are charged or credited after operating profit. Under U.S. GAAP, such items are charged or credited against operating income as incurred.

Deferred Taxation. U.K. GAAP changed significantly on this topic with effect from April 1, 2000. Whereas previously the approach was to provide partially for timing differences, the new approach is for full provision. This change brings U.K. GAAP broadly into line with U.S. GAAP.

Dividends. Under U.K. GAAP, dividends provided for in the year in respect of which they are declared and recommended by the Board of Directors for approval by the shareholders and deducted from that year's earnings. Under U.S. GAAP, dividends are provided for in the period in which they are declared.

Pensions. Contributions to the pension funds by the Group are assessed in accordance with advice from actuaries and are charged to the profit and loss account so as to spread the pension cost over the expected service lives of the employees. Pension accounting under U.S. GAAP is more prescriptive than that under U.K. GAAP, particularly in the use of actuarial assumptions and the valuation of plan assets. U.S. GAAP requires that the projected unit credit method be used. Accordingly, there may be significant differences in the actuarial assumptions and the method of valuation of the plan compared with those that would be made under U.K. GAAP. This can result in significant differences in the pension costs and related debtor/ creditors.

Stock Options. Under U.K. GAAP, the granting of options to acquire shares to Group employees only triggers accounting entries if the option is granted at a discount to market value or if National Insurance contributions will payable on the options, even if the grant is related to the achievement of set performance measures. Under U.S. GAAP, stock options can be accounted for using either an intrinsic value based approach (APB 25) or a fair value approach (FAS 123). Under APB 25, stock option awards based on the achievement of set performance measures would be accounted for as variable plans and the charge to net income would be calculated by reference to the intrinsic value of the shares using the share price at the balance sheet date.

Under FAS 123, a charge to net income would be calculated based on the fair value of stock options at the grant date, recognised over the stock option vesting period.

National Insurance on share option awards is recognised only when the options are exercised.

Financial Instruments. Under U.S. GAAP, all derivative instruments (including those embedded in other contracts) are recognised on the balance sheet at their fair values. Changes in fair value are recognised in net income unless specific hedge criteria are met. The derivatives held by EMI would not qualify for hedge accounting under U.S. GAAP as the documentation supporting the hedge transaction would not be sufficient to meet the standards required by FAS 133.

EMI Group plc

Index to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To: The Directors
EMI Group plc

We have audited the accompanying consolidated balance sheets of EMI Group plc at March 31, 2001, 2002 and 2003, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, reconciliation of movements in shareholders' funds and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMI Group plc at March 31, 2001, 2002 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

ERNST & YOUNG LLP

London, England
May 19, 2003

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EMI Group plc

Consolidated Profit and Loss Account

	Notes	Year ended March 31, 2003 Before exceptional items and amortisation continuing	Exceptional items (Note 9) and amortisation continuing	Joint Venture HMV Group plc discontinued	Total
		£m	£m	£m	£m
Turnover:					
Total (including joint venture)		2,175.4	—	65.5	2,240.9
Less: joint venture turnover		—	—	(65.5)	(65.5)
Group turnover	1	2,175.4	—	—	2,175.4
Cost of sales	2	(1,331.2)	(45.5)	—	(1,376.7)
Gross profit		844.2	(45.5)	—	798.7
Distribution costs	2	(98.7)	—	—	(98.7)
Administration expenses	2	(528.9)	(15.8)	—	(544.7)
Other operating income, net	2	37.4	(6.3)	—	31.1
Group operating profit (loss)	1&3	254.0	(67.6)		186.4
Share of operating profit in joint venture before exceptional items		—	—	0.4	0.4
Share of operating exceptional items in joint venture		—	—	—	—
Share of operating profit in joint venture		—	—	0.4	0.4
Share of operating profits (losses) in associated undertakings		0.2	(0.1)	—	0.1
Total operating profit (loss)		254.2	(67.7)	0.4	186.9
Non-operating exceptional items	9	—	209.7	—	209.7
Profit (loss) before finance charges		254.2	142.0	0.4	396.6
Finance charges:					
Group (including associated undertakings)		(76.1)	—	—	(76.1)
Joint venture before exceptional items		—	—	(1.2)	(1.2)
Joint venture – exceptional items		—	—	—	—
Joint venture		—	—	(1.2)	(1.2)
Total finance charges	6	(76.1)	—	(1.2)	(77.3)
Profit (loss) on ordinary activities before taxation		178.1	142.0	(0.8)	319.3
Taxation on profit on ordinary activities	7	(45.1)	(38.4)	0.3	(83.2)
Profit (loss) on ordinary activities after taxation		133.0	103.6	(0.5)	236.1
Minority interests (equity)		(10.3)	3.9	—	(6.4)
Profit (loss) attributable to members of the Holding Company		122.7	107.5	(0.5)	229.7
Dividends (equity)	8				(62.8)
Transfer to (from) profit and loss reserve					166.9

EMI Group plc

Consolidated Profit and Loss Account

Year ended March 31, 2002				Year ended March 31, 2001 Restated			
Before exceptional items and amortisation continuing	Exceptional items (Note 9) and amortisation continuing	Joint Venture HMV Group plc continuing	Total	Before exceptional items and amortisation continuing	Exceptional items (Note 9) and amortisation continuing	Joint Venture HMV Group plc continuing	Total
£m	£m	£m	£m	£m	£m	£m	£m
2,445.8	—	707.9	3,153.7	2,672.7	—	662.6	3,335.3
—	—	(707.9)	(707.9)	—	—	(662.6)	(662.6)
2,445.8	—	—	2,445.8	2,672.7	—	—	2,672.7
(1,592.7)	(133.8)	—	(1,726.5)	(1,696.6)	(42.6)	—	(1,739.2)
853.1	(133.8)	—	719.3	976.1	(42.6)	—	933.5
(119.9)	(7.6)	—	(127.5)	(136.9)	—	—	(136.9)
(577.4)	(131.5)	—	(708.9)	(556.1)	(52.4)	—	(608.5)
35.1	(19.0)	—	16.1	49.4	—	—	49.4
190.9	(291.9)	—	(101.0)	332.5	(95.0)	—	237.5
—	—	44.6	44.6	—	—	34.4	34.4
—	—	(10.3)	(10.3)	—	—	—	—
—	—	34.3	34.3	—	—	34.4	34.4
(1.1)	(1.8)	—	(2.9)	(3.8)	(1.7)	—	(5.5)
189.8	(293.7)	34.3	(69.6)	328.7	(96.7)	34.4	266.4
—	—	—	—	—	—	—	—
189.8	(293.7)	34.3	(69.6)	328.7	(96.7)	34.4	266.4
(60.4)	—	—	(60.4)	(74.3)	—	—	(74.3)
—	—	(20.7)	(20.7)	—	—	(29.3)	(29.3)
—	—	(2.1)	(2.1)	—	—	—	—
—	—	(22.8)	(22.8)	—	—	(29.3)	(29.3)
(60.4)	—	(22.8)	(83.2)	(74.3)	—	(29.3)	(103.6)
129.4	(293.7)	11.5	(152.8)	254.4	(96.7)	5.1	162.8
(38.6)	7.8	(7.4)	(38.2)	(69.5)	—	(1.4)	(70.9)
90.8	(285.9)	4.1	(191.0)	184.9	(96.7)	3.7	91.9
(15.2)	6.7	—	(8.5)	(16.8)	4.1	—	(12.7)
75.6	(279.2)	4.1	(199.5)	168.1	(92.6)	3.7	79.2
			(62.2)				(125.2)
			(261.7)				(46.0)

EMI Group plc

Consolidated Balance Sheets

	Notes	March 31, 2003 £m	2002 £m	2001 Restated £m
Fixed assets				
Music copyrights	11	451.2	518.2	546.8
Goodwill	12	56.2	34.0	61.1
Tangible fixed assets	13	289.4	277.3	306.8
Investments: joint venture (HMV Group plc)	14	—	—	—
Investments: associated undertakings	14	6.7	7.1	26.0
Other fixed asset investments	14	15.5	22.4	22.6
Investments: own shares	15	7.3	13.1	14.4
		826.3	872.1	977.7
Current assets				
Stocks	16	36.4	43.0	46.1
Debtors: amounts falling due within one year	17	816.7	763.7	868.9
Debtors: amounts falling due after more than one year	17	138.6	133.8	115.4
Deferred taxation	23	14.6	17.1	20.4
Investments: liquid funds	18	0.5	0.7	0.7
Cash at bank and in hand and cash deposits	18	100.2	85.7	136.9
		1,107.0	1,044.0	1,188.4
Creditors: amounts falling due within one year				
Borrowings	18	(38.5)	(771.0)	(662.9)
Other creditors	21	(1,365.0)	(1,297.1)	(1,358.1)
		(1,403.5)	(2,068.1)	(2,021.0)
Net current (liabilities) assets		(296.5)	(1,024.1)	(832.6)
Total assets less current liabilities		529.8	(152.0)	145.1
Creditors: amounts falling due after more than one year				
Borrowings	18	(922.0)	(373.3)	(467.5)
Other creditors	22	(58.1)	(27.4)	(28.9)
		(980.1)	(400.7)	(496.4)
Provisions for liabilities and charges				
Deferred taxation	23	(5.5)	(3.4)	(3.6)
Other provisions	24	(104.4)	(173.1)	(116.7)
Investments: joint venture (HMV Group plc)	14			
Share of gross assets		—	203.3	191.9
Share of gross liabilities		—	(363.2)	(360.2)
		—	(159.9)	(168.3)
		(109.9)	(336.4)	(288.6)
		(560.2)	(889.1)	(639.9)
Capital and reserves				
Called-up share capital	25	110.4	110.4	110.4
Share premium account	25	445.8	445.8	445.6
Capital redemption reserve	26	495.8	495.8	495.8
Other reserves	26	256.0	256.0	256.0
Profit and loss reserve (including goodwill previously written off)	26	(2,001.1)	(2,338.2)	(2,084.0)
Equity shareholders' funds		(693.1)	(1,030.2)	(776.2)
Minority interests (equity)	27	132.9	141.1	136.3
		(560.2)	(889.1)	(639.9)

Consolidated Statement of Total Recognised Gains and Losses

	Fiscal Year ended March 31,					
	2003		2002		2001 Restated	
	£m	£m	£m	£m	£m	£m
Profit (loss) for the financial year						
Group		230.1		(202.0)		82.3
Joint venture		(0.5)		4.1		3.7
Associated undertakings		0.1		(1.6)		(4.0)
Profit (loss) for the financial year—as reported		229.7		(199.5)		82.0
Currency translation — Group*	(13.5)		(6.5)		(11.2)	
Currency translation — joint venture and associated undertakings	—		0.5		(0.6)	
Other recognised losses		(13.5)		(6.0)		(11.8)
Total recognised gains and losses relating to the year		216.2		(205.5)		70.2
Prior-year adjustments		—		12.2		—
Total gains and losses since last Annual Report		216.2		(193.3)		70.2

* Net currency gains of £7.6m (2002: £1.5m; 2001: £13.6m), which relate to foreign currency borrowings to finance investment overseas, and the related tax charge of £nil (2002: £nil; 2001: £5.5m), have been included within the Group currency translation movement on reserves.

Reconciliation of Movements in Consolidated Shareholders' Funds

	Fiscal Year ended March 31,					
	2003		2002		2001 Restated	
	£m	£m	£m	£m	£m	£m
Opening shareholders' funds—as reported		(1,030.2)		(788.4)		(727.6)
Prior-year adjustments (see Note 26)		—		12.2		15.0
Opening shareholders' funds—restated		(1,030.2)		(776.2)		(712.6)
Profit (loss) for the financial year	229.7		(199.5)		82.0	
Prior-year adjustment	—		—		(2.8)	
Dividends (equity)	(62.8)		(62.2)		(125.2)	
Other recognised losses	(13.5)		(6.0)		(11.8)	
Goodwill adjustments	183.7		9.9		(4.4)	
Share of joint venture reserves adjustment	—		3.6		(2.4)	
Shares issued	—		0.2		1.0	
Net increase (decrease) in shareholders' funds for the year		337.1		(254.0)		(63.6)
Closing shareholders' funds		(693.1)		(1,030.2)		(776.2)

EMI Group plc

Consolidated Cash Flow Statement

	Notes	2003 £m	2002 £m	2001 £m
		Fiscal Year Ended March 31,		
Net cash inflow from operating activities		117.2	211.9	314.8
Dividends received from associated undertakings	14	0.1	0.7	0.3
Returns on investments and servicing of finance				
Interest received		8.3	10.3	15.4
Interest paid	19(viii)	(12.8)	(68.8)	(90.7)
Interest element of finance lease payments		(0.1)	(0.2)	(0.3)
Dividends paid to minorities		(6.5)	(3.3)	(25.2)
Net cash outflow from returns on investments and servicing of finance		(11.1)	(62.0)	(100.8)
Tax paid		(38.7)	(22.3)	(48.5)
Capital expenditure and financial investment				
Purchase of music copyrights	11	(7.6)	(10.6)	(6.4)
Sale of music copyrights		1.2	—	—
Purchase of tangible fixed assets	13	(68.5)	(39.2)	(42.8)
Sale of tangible fixed assets		9.3	10.1	17.8
Purchase of investments: own shares	15	(0.8)	(1.9)	(1.2)
Purchase of fixed asset investments	14	(10.4)	—	(1.2)
Sale of fixed asset investments		35.6	0.1	0.4
Purchase of associated undertakings	14	(1.8)	(3.6)	(0.8)
Loans repaid by associated undertakings	14	0.7	0.8	(11.2)
Disposal of associated undertakings		2.2	1.9	—
Net cash outflow from capital expenditure and financial investment		(40.1)	(42.4)	(45.4)
Acquisitions and disposals				
Purchase of businesses net of cash acquired	31	(22.4)	(22.6)	(10.8)
Disposal of holding in HMV Group		209.5	—	—
Deferred consideration paid		(1.0)	(1.4)	(3.9)
Disposal of subsidiary undertaking		(0.7)	—	—
Net cash inflow (outflow) from acquisitions and disposals		185.4	(24.0)	(14.7)
Equity dividends paid		(29.4)	(125.3)	(125.2)
Net cash inflow (outflow) before management of liquid resources and financing		183.4	(63.4)	(19.5)
Issue of Ordinary Share capital		—	0.2	1.0
Management of liquid resources	20	1.1	5.1	38.9
Financing:				
New loans	20	603.5	460.3	240.1
Loans repaid	20	(757.5)	(458.6)	(312.5)
Capital element of finance leases repaid	20	(0.9)	(1.1)	(1.2)
Net cash (outflow) inflow from management of liquid resources and financing		(153.8)	5.9	(33.7)
Increase (decrease) in cash	20	29.6	(57.5)	(53.2)

Consolidated Cash Flow Statement—(Continued)

Reconciliation of Group operating profit (loss) to net cash inflow from operating activities

	Notes	Fiscal Year Ended March 31, 2003 £m	2002 £m	2001 £m
Group operating profit (loss)		186.4	(101.0)	237.5
Depreciation charge	13	43.0	51.0	57.0
Amortisation charge:				
Music copyrights	11	39.0	43.5	42.6
Goodwill	12	3.7	6.0	9.5
Fixed asset write-down	13	—	1.1	—
Goodwill write-down — subsidiaries	12	12.1	29.3	—
Goodwill write-down — associated undertakings	14	—	8.5	—
Music copyrights write-down		6.5	—	—
Current asset investment write-down		2.5	—	—
Investments: own shares write-down		3.8	—	—
Associated undertaking write-down	14	—	7.0	—
Amounts provided	24	9.7	107.2	14.1
Provisions utilised:				
Disposals and fundamental reorganizations	24	(1.6)	(12.5)	(7.4)
Other		(83.7)	(16.9)	(23.6)
(Increase) decrease in working capital:				
Stock		2.4	2.6	(4.6)
Debtors		(94.8)	63.9	(104.6)
Creditors		(11.8)	22.2	94.3
Net cash inflow from operating activities		117.2	211.9	314.8

Accounting Policies

Basis of preparation

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results in the period ended March 31, 2003, represent continuing operations except the joint venture (HMV Group plc).

Basis of consolidation

The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The results of all subsidiaries are taken from their accounts made up to March 31. The results of subsidiaries, joint ventures and associated undertakings disposed of or acquired during the year are included up to, or from, the date that control passes.

In 2002 the Group revised the geographical segments shown in Note 1 to reflect more accurately the way it is currently managed. The 2001 amounts have been restated to reflect this.

Changes in financial reporting standards

The Accounting Standards Board issued the following Financial Reporting Standards effective for the Company's year ended March 31, 2002: FRS 17 – Retirement Benefits; FRS 18 – Accounting Policies; and FRS 19 – Deferred Tax. The transitional arrangements for FRS 17 have been adopted with effect from March 31, 2002 (see note 30).

FRS 18 was adopted by the Group with effect from April 1, 2001 and has no material impact on the financial statements. FRS 19 was adopted by the Group with effect from April 1, 2001 and the amounts for the year ended March 31, 2001 have been restated where appropriate (see note 26). Significant new accounting policies arising from their adoption are detailed below.

Foreign currencies

Transactions denominated in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into sterling either at year-end rates or, where there are related forward foreign exchange contracts, at contract rates. The resulting exchange differences are dealt with in the determination of profit for the financial year.

On consolidation, average exchange rates have been used to translate the results of overseas subsidiaries, joint ventures and associated undertakings. The assets and liabilities of overseas subsidiaries and associated undertakings are translated into sterling at year-end rates.

Exchange differences arising from the retranslation at year-end exchange rates of:

(i) the opening net investment in overseas subsidiaries, joint ventures and associated undertakings and foreign currency borrowings in so far as they are matched by those overseas investments; and

(ii) the results of overseas subsidiaries, joint ventures and associated undertakings,

are dealt with in Group reserves.

Turnover

Turnover represents the invoiced value or contracted amount of goods and services supplied by the Company and its subsidiaries. Turnover excludes value added tax and similar sales-related taxes

Pension costs

Pension costs, which are determined in accordance with SSAP 24 – Accounting for Pension Costs are charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits are amortised over the expected remaining working life within the Group of the relevant employees (estimated to be eight years in respect of the U.K.). The amortisation of valuation surpluses is restricted to an amount equal to the regular pension cost. Accordingly, employer expense in respect of the main scheme, which covers employees in the U.K., has been taken as £nil in the period ended March 31, 2003 for reasons of conservatism.

Joint ventures and associated undertakings

Where the Group has an investment in an entity which is sufficient to give the Group a participating interest, and over which it is in a position to exercise significant influence, the entity is treated as an associated undertaking and is accounted for using the equity method. Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other parties under a contractual arrangement, are treated as joint ventures and are accounted for using the gross equity method.

The results of joint ventures and associated undertakings are taken from their accounts made up to March 31 or such earlier date (not prior to December 31) which represents their financial period end, as adjusted for material items that have occurred in the intervening period.

Goodwill and other intangibles

Goodwill and catalogue intangibles arising on acquisitions made after March 31, 1998 are capitalised and amortised over their expected useful life, principally restricted to 20 years, in accordance with FRS10 – Goodwill and Intangible Assets. They are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions made before March 31, 1998 has been charged directly against shareholders' funds in the year of acquisition and is included within the profit and loss reserve, yet separately identified within the reserves note. This goodwill will remain in reserves until, on the disposal or closure of any business, the profit and loss account includes a charge in respect of the goodwill previously written off against shareholders' funds on the acquisition of the business.

Music copyrights

Music copyrights purchased prior to April 1, 1989 were written off against shareholders' funds on acquisition. Copyrights acquired as a result of acquisitions on or after April 1, 1989 are capitalised as intangible assets in the Group balance sheet, and are amortised by equal annual amounts over not more than 20 years, other than in exceptional circumstances when sufficient ongoing impairment tests can be performed to support a useful economic life of over 20 years. Where a useful economic life of up to 20 years has been adopted, copyrights are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Advances to artists

Advances to artists and repertoire owners are assessed and the value of the unrecouped portion to be included in debtors is determined by the prospects of future recoupment, based on past sales performance, current popularity and projected sales.

Leased assets

Assets held under finance leases are included as tangible fixed assets at their estimated purchase cost and depreciated over their expected useful lives, or over the primary lease period, whichever is shorter. The obligations relating to finance leases (net of finance charges allocated to future periods) are included under borrowings due within or after one year, as appropriate. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Depreciation of tangible fixed assets

Depreciation of tangible fixed assets is calculated on cost at rates estimated to write off the cost, less the estimated residual value of the relevant assets, by equal annual amounts over their expected useful lives; effect is given, where necessary, to commercial and technical obsolescence.

The annual rates used are:

Freehold buildings and long-term leasehold property	2%
Short-term leasehold property	Period of lease
Plant, equipment and vehicles	10 – 33 ⅓%

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Stocks

Stocks and work in progress are stated at the lower of cost and net realisable value, less progress payments on uncompleted contracts and provisions for expected losses. Cost includes manufacturing overheads where appropriate.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more tax, or right to pay less, or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Financial instruments

Any premium or discount associated with the purchase of interest rate instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods.

If a swap is unwound early, the gain or loss is spread over the remaining life of the original instrument.

New media holdings

Holdings in new media companies that arise as a consequence of licensing, distribution and other similar deals with such companies, are carried at cost less provision for diminution in value. The carrying value at March 31, 2003 was £6.4m (2002: £5.3m; 2001: £1.4m). Income from these holdings, net of costs, is only recognised when received as cash and is treated as other operating income. The costs relating to these investments are held within debtors until they are recognised with the related income.

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Notes to Consolidated Financial Statements

1. Segmental analyses

	2003			
	Turnover	Operating profit	Operating assets	Average employees
	£m	£m	£m	No.
By class of business:				
Recorded Music	1,774.2	150.5	180.6	7,439
Music Publishing	401.2	103.5	409.2	649
HMV Group plc – discontinued	n/a	n/a	—	n/a
Group*	2,175.4	254.0	589.8	8,088
Operating exceptional items and amortisation#		(67.6)		
Group operating profit (loss)*		186.4		
By origin:				
United Kingdom	330.9	69.1	76.8	1,162
Rest of Europe	660.5	88.6	6.5	2,510
Latin America	51.0	(2.5)	7.4	324
North America	706.1	68.3	376.9	2,573
Asia Pacific	409.9	27.6	116.2	1,382
Other	17.0	2.9	6.0	137
Group*	2,175.4	254.0	589.8	8,088
By destination:				
United Kingdom	316.8			
Rest of Europe	675.3			
Latin America	46.3			
North America	707.4			
Asia Pacific	406.7			
Other	22.9			
Group*	2,175.4			

* Group turnover and operating profit (loss) excludes the Group's share of amounts relating to the joint venture (HMV Group plc), which was discontinued on May 15, 2002, and associated undertakings. Amounts relating to the joint venture have been excluded due to non-coterminous period ends.

** As at March 31, 2002 the geographic segments have been revised to reflect more accurately the way the business is currently managed. The comparatives for 2001 have been restated to reflect this.

\# Comprises operating exceptional items of £(24.9)m (2002: £(242.4)m; 2001:£(42.9)m) and amortisation of goodwill and music copyrights of £(42.7)m (2002: £(49.5)m; 2001: £(52.1)m). The split of operating exceptional items and amortisation of goodwill and music copyrights is as follows:

2002				2001			
Turnover	Operating profit	Operating assets	Average employees	Turnover	Operating profit	Operating assets	Restated** Average employees
£m	£m	£m	No.	£m	£m	£m	No.
2,029.4	83.1	44.4	8,644	2,282.0	227.5	224.4	9,388
416.4	107.8	453.9	626	390.7	105.0	516.9	608
n/a	n/a	(162.9)	n/a	n/a	n/a	(168.3)	n/a
2,445.8	190.9	335.4	9,270	2,672.7	332.5	573.0	9,996
	(291.9)				(95.0)		
	(101.0)				237.5		
338.9	59.4	(113.1)	1,423	338.8	43.1	(53.2)	1,557
732.0	98.7	(13.1)	2,765	753.4	113.6	6.6	2,790
88.1	(2.8)	3.1	422	132.1	12.3	20.1	567
826.3	(2.1)	333.7	2,923	886.5	76.5	486.3	3,138
439.8	33.6	118.6	1,522	539.9	81.7	108.8	1,717
20.7	4.1	6.2	215	22.0	5.3	4.4	227
2,445.8	190.9	335.4	9,270	2,672.7	332.5	573.0	9,996
337.4				356.3			
726.9				721.6			
88.9				132.0			
828.6				889.3			
440.6				540.0			
23.4				33.5			
2,445.8				2,672.7			

1. Segmental analyses (continued)

By class of business:	2003	2002	2001
	£m	£m	£m
Recorded Music	(24.2)	(235.1)	(49.1)
Music Publishing	(43.4)	(56.8)	(45.9)
Group	(67.6)	(291.9)	(95.0)

By origin:	2003	2002	2001
	£m	£m	£m
United Kingdom	(16.3)	(19.2)	(9.1)
Rest of Europe	(12.1)	(53.3)	(15.4)
Latin America	(0.1)	(22.2)	(2.3)
North America	(38.4)	(176.0)	(58.4)
Asia Pacific	(0.4)	(19.0)	(9.3)
Other	(0.3)	(2.2)	(0.5)
Group	(67.6)	(291.9)	(95.0)

The reconciliation of operating assets to net liabilities is as follows:

	Note	2003	2002	2001
		£m	£m	£m
Operating assets		589.8	335.4	573.0
Tax, dividends and net interest payable		(290.2)	(166.6)	(220.1)
Capital employed		299.6	168.8	352.9
Net borrowings	18	(859.8)	(1,057.9)	(992.8)
Net liabilities		(560.2)	(889.1)	(639.9)

2. Analysis of profit and loss account

	2003	2002	2001
	£m	£m	£m
Cost of sales	1,376.7	1,726.5	1,739.2
Cost of sales is analysed as:			
– normal	1,331.2	1,592.7	1,696.6
– exceptional items and music copyright amortisation	45.5	133.8	42.6
Net operating expenses:			
Distribution costs	98.7	127.5	136.9
Administration expenses	544.7	708.9	608.5
Other operating income, net	(31.1)	(16.1)	(49.4)
	612.3	820.3	696.0
Net operating expenses are analysed as:			
– normal	590.2	662.2	643.6
– exceptional items and goodwill amortisation	22.1	158.1	52.4

Other operating income principally comprises the Group's share of income from joint marketing arrangements, income from disposal of investments entered into to support distribution, manufacturing and product supply arrangements, net patent income and income from new media investments, including in 2001 income from musicmaker.com of £1.8m.

3. Group operating profit (loss)

	2003	2002	2001
	£m	£m	£m
Operating profit (loss) is stated after charging:			
Amortisation of music copyrights	39.0	43.5	42.6
Amortisation of goodwill	3.7	6.0	9.5
Depreciation of tangible fixed assets	43.0	51.0	57.0
Operating lease rentals:			
Property	23.6	25.3	20.0
Plant, equipment and vehicles	3.4	4.7	6.7
Research and development expenditure	0.1	0.2	0.1

4. Fees to auditors

	2003	2002	2001
	£m	£m	£m
Audit fees paid to Ernst & Young	2.2	2.1	2.4
Audit fees paid to other firms	0.1	0.1	0.2
Other fees paid to Ernst & Young:			
U.K.	0.6	0.3	3.5
Non-U.K.	0.8	1.2	1.6
Total	3.7	3.7	7.7

Other fees include £0.8m (2002: £0.7m; 2001: £0.7m) paid to Ernst & Young for tax compliance and planning services, £0.6m (2002: £0.8m; 2001: £3.9m) for regulatory and other assurance (of which £3.7m in 2001 was in connection with the proposed merger with Warner Music Group).

5. Directors' and employees' costs

	2003	2002	2001
	£m	£m	£m
Wages and salaries	331.5	390.0	383.4
Social security costs	46.1	52.0	48.4
Other pension costs (see Note 30)	12.8	13.9	14.5
Total	390.4	455.9	446.3

	2003	2002	2001
	£m	£m	£m
Directors' emoluments	6.8	7.4	7.4
Company contributions to money purchase pension schemes	2.1	1.9	1.1
Compensation paid to Directors for loss of office	—	7.8	—
	8.9	17.1	8.5

Amounts in respect of the highest paid Director:	2003	2002	2001
	£m	£m	£m
Directors' emoluments	3.5	1.3	2.6
Company contributions to money purchase pension schemes	1.2	0.1	0.6
Compensation paid to Directors for loss of office	—	6.1	—
	4.7	7.5	3.2

6. Finance charges

	2003		2002		2001	
	£m	£m	£m	£m	£m	£m
Interest payable on:						
Bank overdrafts and loans	61.8		55.9		76.4	
Other	18.6		15.0		8.0	
		80.4		70.9		84.4
Interest receivable on:						
Bank balances	(2.3)		(2.7)		(6.4)	
Other	(2.0)		(7.8)		(3.7)	
		(4.3)		(10.5)		(10.1)
Group finance charges (including associated undertakings)		76.1		60.4		74.3
Joint venture finance charges (HMV Group plc)		1.2		22.8		29.3
Total finance charges		77.3		83.2		103.6

In the year to March 31, 2002, other interest payable of £15.0m included a non-periodic cost of £3.6m, being arrangement and underwriting fees paid in respect of the new £1.3bn bank facility signed on March 18, 2002.

The Group holds various financial instruments in order to manage interest rate risk. Details of those financial instruments held at the year end are given in Note 19 (viii).

Finance charges for associated undertakings are £nil (2002: £nil; 2001: £nil).

7. Taxation

	2003	2002	2001 Restated
	£m	£m	£m
(i) Analysis of tax charge in the year			
Current tax:			
U.K. corporation tax	37.7	10.8	14.4
Advance corporation tax written back on ordinary activities	—	(20.6)	(12.0)
Double taxation relief	(4.9)	(6.7)	(7.5)
	32.8	(16.5)	(5.1)
Withholding tax	8.5	12.1	15.6
Other foreign tax	49.4	36.4	58.5
Adjustment in respect of prior periods	(11.5)	(4.3)	(4.2)
Joint venture	(0.3)	7.4	1.4
Total current tax	78.9	35.1	66.2
Deferred tax:			
Origination and reversal of timing differences	4.2	2.6	4.5
Others:			
Associated undertakings	0.1	0.5	0.2
Tax on profit on ordinary activities	83.2	38.2	70.9
(ii) Factors affecting current tax charge for year			
Profit (loss) on ordinary activities before tax	319.3	(152.8)	162.8
Tax at weighted average rate	118.1	(59.6)	59.5
Effects of:			
Expenses not deductible for tax purposes	4.1	43.4	32.4
Timing differences	(3.9)	(6.0)	3.5
Utilisation of tax losses and other credits	(49.8)	(36.3)	(41.8)
Origination of tax losses	6.8	85.8	1.2
Withholding taxes and prior year adjustments	3.6	7.8	11.4
Current tax for the period	78.9	35.1	66.2

7. Taxation (continued)

The weighted average tax rate is calculated by applying statutory tax rates to actual taxable profits and losses in the countries of operation.

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset existing capital losses. The Group does not expect any tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

As at March 31, 2003 deferred tax assets which have not been recognised are tax losses and credits with a value of £112.1m, depreciation in advance of capital allowances with a value of £10.1m, and other timing differences with a value of £100.1m, as there is insufficient certainty as to the availability of future taxable profits.

8. Dividends (equity)

	2003	2002	2001	2003	2002	2001
	Per share	Per share	Per share	£m	£m	£m
Ordinary dividends (net):						
Interim	2.00p	4.25p	4.25p	15.8	33.5	33.5
Adjustment to 2003 and 2002 interim	—	—	—	—	(0.2)	(0.3)
Proposed final	6.00p	3.75p	11.75p	47.2	29.6	92.7
Adjustment to 2002 and 2001 final	—	—	—	(0.2)	(0.7)	(0.7)
Total	8.00p	8.00p	16.00p	62.8	62.2	125.2

Subject to the approval of shareholders, the final dividend of 6.00p per share will be paid on October 3, 2003 to shareholders on the register at the close of business on September 5, 2003.

9. Exceptional items

(i) Operating exceptional items

	2003	2002	2001
	£m	£m	£m
Release of overprovision for reorganisation costs charged in prior year	6.0	—	—
Restructuring and reorganisation costs:			
Headcount reduction	(6.0)	(93.7)	—
Roster reduction **	—	(69.4)	—
Impact of economic downturn in Latin America***	—	(16.7)	—
Restructuring of satellite label activity****	—	(40.5)	—
Asset impairment and other*	(24.9)	(22.1)	—
Proposed merger with Warner Music Group — deal costs	—	—	(42.9)
Total	(24.9)	(242.4)	(42.9)

* Including write-downs of music copyrights (£6.5m), goodwill (£12.1m), current asset investments (£2.5m) and investments own shares (£3.8m) in 2003. Including goodwill (£5.7m) and relocation and other costs (£16.4m) in 2002.

** Includes £39.3m relating to the termination of the recording contract with Mariah Carey.

*** Resulted in significantly increased returns and bad debts.

**** Including goodwill (£23.6m) and associate investment (£15.5m) write-offs.

9. Exceptional items (continued)

Assets have been written down to their net realisable value or to a discounted cash flow projection. Average discount rates of 10% have been applied in the impairment reviews completed during the year. The discount rates used are appropriate to the assets being valued.

The attributable taxation credit relating to operating exceptional items is £nil (2002: £7.8m; 2001: £nil).

(ii) Non-operating exceptional items

	2003	2002	2001
	£m	£m	£m
Profit on sale of HMV Group plc, including goodwill of £262.5m (Note 31 (ii))	215.2	—	—
Loss on sale of subsidiary undertaking, including goodwill of £8.4m (Note 31 (iii))	(25.2)	—	—
Net gain (provision for loss) on sale of fixed assets*	19.7	—	—
Total	209.7	—	—

The attributable taxation charge relating to non-operating exceptional items is £38.4m (2002: £nil; 2001: £nil).

* Including a provision for loss on disposal of £(1.8)m and a gain on sale of Viva Media AG of £28.0m.

10. Earnings per Ordinary Share

	2003	2002	2001 Restated
Basic earnings per Ordinary Share is calculated as follows:			
Earnings	£229.7m	£(199.5)m	£ 79.2m
Weighted average number of Ordinary Shares in issue	784.0m	782.8m	782.3m
Earnings per Ordinary Share	29.3p	(25.5)p	10.1p
Diluted earnings per Ordinary Share is calculated as follows:			
Earnings	£229.7m	£(199.5)m	£ 79.2m
Adjusted weighted average number of Ordinary Shares	784.4m	783.6m	783.1m
Earnings per Ordinary Share	29.3p	(25.5)p	10.1p
Adjusted basic earnings per Ordinary Share is calculated as follows:			
Adjusted earnings	£122.2m	£ 92.1m	£171.8m
Weighted average number of Ordinary Shares in issue	784.0m	782.8m	782.3m
Adjusted earnings per Ordinary Share	15.6p	11.8p	22.0p
Adjusted diluted earnings per Ordinary Share is calculated as follows:			
Adjusted earnings	£122.2m	£ 92.1m	£171.8m
Adjusted weighted average number of Ordinary Shares	784.4m	783.6m	783.1m
Adjusted earnings per Ordinary Share	15.6p	11.8p	21.9p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

10. Earnings per Ordinary Share (continued)

Reconciliation of adjusted earnings

	Year ended March 31, 2003		Year ended March 31, 2002		Year ended March 31, 2001 Restated	
	£m	Per Share	£m	Per Share	£m	Per Share
Earnings/basic EPS	229.7	29.3p	(199.5)	(25.5)p	79.2	10.1p
Adjustments:						
Operating exceptional items	24.9	3.2p	242.4	31.0p	42.9	5.5p
Non-operating exceptional items	(209.7)	(26.8)p	—	—	—	—
Share of operating exceptional items in joint venture	—	—	10.3	1.3p	—	—
Share of exceptional finance charges in joint venture	—	—	2.1	0.3p	—	—
Amortisation of goodwill and music copyrights	42.8	5.5p	51.3	6.5p	53.8	6.9p
Attributable taxation to non-operating exceptional items	38.4	4.9p	(7.8)	(1.0)p	—	—
Minority interest (re music copyright amortisation)	(3.9)	(0.5)p	(4.3)	(0.5)p	(4.1)	(0.5)p
Minority interest (re operating exceptional items)	—	—	(5.3)	(0.7)p	—	—
Minority interest (re attributable taxation)	—	—	2.9	0.4p	—	—
Adjusted earnings/adjusted EPS	122.2	15.6p	92.1	11.8p	171.8	22.0p
Adjusted dilution impact	n/a	—	n/a	—	n/a	(0.1)p
Adjusted earnings/adjusted diluted EPS	122.2	15.6p	92.1	11.8p	171.8	21.9p

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 784.4m (2002: 783.6m; 2001: 783.1m), is the weighted average number of Ordinary Shares in issue, 784.0m (2002: 782.8m; 2001: 782.3m), plus adjustments for dilutive share options, 0.4m (2002: 0.8m; 2001: 0.8m).

11. Music copyrights

	£m
Cost at April 1, 2000	746.3
Currency retranslation	82.4
Acquisition of businesses	(1.3)
Additions	6.4
Reclassification	14.5
Cost at March 31, 2001	848.3
Currency retranslation	(1.6)
Acquisition of businesses	6.6
Additions	10.6
Reclassification	0.1
Cost at March 31, 2002	864.0
Currency retranslation	(66.6)
Acquisition of businesses	8.6
Additions	7.6
Disposals	(2.9)
Reclassification	0.5
Cost at March 31, 2003	811.2
Amortisation at April 1, 2000	225.3
Currency retranslation	28.7
Charge for year	42.6
Reclassification	4.9
Amortisation at March 31, 2001	301.5
Currency retranslation	(0.1)
Charge for year	43.5
Reclassification	0.9
Amortisation at March 31, 2002	345.8
Currency retranslation	(30.4)
Charge for year	39.0
Disposals	(1.7)
Write-down of music copyrights	6.5
Reclassification	0.8
Amortisation at March 31, 2003	360.0
Net book values at	
March 31, 2003	451.2
March 31, 2002	518.2
March 31, 2001	546.8

12. Goodwill (capitalised)

	£m
Cost at April 1, 2000	28.2
Currency retranslation	4.5
Acquisition of businesses	39.8
Cost at March 31, 2001	72.5
Goodwill written-off to exceptional items	(42.0)
Acquisition of businesses	8.2
Cost at March 31, 2002	38.7
Currency retranslation	(2.2)
Acquisition of businesses	39.8
Cost at March 31, 2003	76.3
Amortisation at April 1, 2000	1.5
Currency retranslation	0.4
Charge for year	9.5
Amortisation at March 31, 2001	11.4
Goodwill written-off to exceptional items	(12.7)
Charge for year	6.0
Amortisation at March 31, 2002	4.7
Currency retranslation	(0.4)
Write-down of goodwill	12.1
Charge for year	3.7
Amortisation at March 31, 2003	20.1
Net book values at	
March 31, 2003	56.2
March 31, 2002	34.0
March 31, 2001	61.1

13. Tangible fixed assets

	Freehold property	Leasehold property	Plant, equipment and vehicles	Total
	£m	£m	£m	£m
Cost at April 1, 2000	250.3	33.2	338.5	622.0
Currency retranslation	(5.4)	2.8	11.6	9.0
Additions	4.7	3.1	35.0	42.8
Disposals	(28.8)	(1.0)	(34.9)	(64.7)
Reclassification	(0.5)	0.3	(0.2)	0.4
Cost at March 31, 2001	220.3	38.4	350.0	608.7
Currency retranslation	(7.5)	—	(7.4)	(14.9)
Acquisition of businesses	—	—	0.1	0.1
Additions	9.4	4.5	25.3	39.2
Disposals	(8.8)	(0.9)	(31.1)	(40.8)
Write-down to exceptional items	(1.2)	—	(2.7)	(3.9)
Reclassification	(3.1)	(4.7)	7.4	(0.4)
Cost at March 31, 2002	209.1	37.3	341.6	588.0
Currency retranslation and reclassification	1.7	(3.8)	(4.5)	(6.6)
Acquisition of businesses	—	0.1	0.2	0.3
Disposal of businesses	—	—	(1.1)	(1.1)
Additions	5.5	37.8	25.2	68.5
Disposals	(7.8)	(2.8)	(25.2)	(35.8)
Cost at March 31, 2003	208.5	68.6	336.2	613.3
Depreciation at April 1, 2000	47.8	18.0	219.0	284.8
Currency retranslation	(0.4)	1.7	6.0	7.3
Charge for year	5.3	3.7	48.0	57.0
Disposals	(13.4)	(1.0)	(32.5)	(46.9)
Reclassification	(1.0)	0.6	0.1	(0.3)
Depreciation at March 31, 2001	38.3	23.0	240.6	301.9
Currency retranslation	(1.9)	—	(6.4)	(8.3)
Charge for year	5.1	3.3	42.6	51.0
Disposals	(2.9)	(0.4)	(27.4)	(30.7)
Write-down to exceptional items	(0.3)	—	(2.5)	(2.8)
Reclassification	(1.7)	(3.5)	4.8	(0.4)
Depreciation at March 31, 2002	36.6	22.4	251.7	310.7
Currency retranslation and reclassification	2.8	(2.1)	(2.9)	(2.2)
Disposal of businesses	—	—	(0.9)	(0.9)
Charge for year	4.0	4.6	34.4	43.0
Disposals	(3.2)	(2.6)	(22.7)	(28.5)
Write-down of tangible fixed assets	1.8	—	—	1.8
Depreciation at March 31, 2003	42.0	22.3	259.6	323.9
Net book values at				
March 31, 2003	166.5	46.3	76.6	289.4
March 31, 2002	172.5	14.9	89.9	277.3
March 31, 2001	182.0	15.4	109.4	306.8

Freehold property includes land having a cost of £89.1m (2002: £83.4m; 2001: £86.3m) which is not depreciated.

13. Tangible fixed assets (continued)

	2003	2002	2001
	£m	£m	£m
The net book values shown above include the following:			
Long-term leasehold property	5.9	8.1	7.9
Short-term leasehold property	40.4	6.8	7.5
Finance lease assets	3.0	3.5	4.8
Assets in the course of construction	19.5	7.0	11.9

14. Fixed asset investments

	2003	2002	2001
	£m	£m	£m
Investments comprise:			
Joint venture (HMV Group plc)	—	—	—
Associated undertakings	6.7	7.1	26.0
Other fixed asset investments	15.5	22.4	22.6
	22.2	29.5	48.6
Joint venture (HMV Group plc)	—	(159.9)	(168.3)
	22.2	(130.4)	(119.7)
Unlisted investments	22.2	(130.4)	(119.7)
	22.2	(130.4)	(119.7)

(i) Joint venture (HMV Group plc)

	Net equity investment	Goodwill written off	Share of net assets	Provisions*	Net book value
	£m	£m	£m	£m	£m
At April 1, 2000	94.5	(262.5)	(168.0)	(1.0)	(169.0)
Prior year adjustment#	(2.4)	—	(2.4)	—	(2.4)
Net profit	3.7	—	3.7	—	3.7
Exchange taken to reserves	(0.6)	—	(0.6)	—	(0.6)
At March 31, 2001	95.2	(262.5)	(167.3)	(1.0)	(168.3)
Prior year adjustment#	3.6	—	3.6	—	3.6
Net profit	4.1	—	4.1	—	4.1
Exchange taken to reserves	0.7	—	0.7	—	0.7
At March 31, 2002	103.6	(262.5)	(158.9)	(1.0)	(159.9)
Net profit	(0.5)	—	(0.5)	—	(0.5)
Disposal	(103.1)	262.5	159.4	1.0	160.4
At March 31, 2003	—	—	—	—	—

* The provision of £1.0m represented the elimination of the Group's share of unrealised profits in HMV Group plc's stocks.
# Represents the Group's share of a prior year adjustment made in HMV Group. This adjustment refers to HMV Group's adoption of FRS 19 – Deferred Tax.

Share of net liabilities

	2003	2002	2001
	£m	£m	£m
Fixed assets	—	61.5	73.1
Current assets	—	141.8	118.8
Total assets	—	203.3	191.9
Short-term liabilities	—	(176.5)	(170.2)
Long-term liabilities	—	(186.7)	(190.0)
Total liabilities	—	(363.2)	(360.2)
Share of net liabilities	—	(159.9)	(168.3)

14. Fixed asset investments *(continued)*

(ii) Associated undertakings

	Net equity investment	Goodwill written off	Share of net assets	Capitalised goodwill	Loans	Net book value
	£m	£m	£m	£m	£m	£m
At April 1, 2000	46.2	(43.4)	2.8	9.7	5.5	18.0
Currency retranslation	(0.1)	—	(0.1)	1.3	0.8	2.0
Additions* and new loans	(0.2)	—	(0.2)	1.0	11.2	12.0
Net profits after tax	(4.0)	—	(4.0)	(1.7)	—	(5.7)
Dividends	(0.3)	—	(0.3)	—	—	(0.3)
At March 31, 2001	41.6	(43.4)	(1.8)	10.3	17.5	26.0
Currency retranslation	(0.2)	—	(0.2)	—	—	(0.2)
Additions* and new loans	1.9	—	1.9	1.7	(0.8)	2.8
Net losses after tax	(1.6)	—	(1.6)	(1.8)	—	(3.4)
Dividends	(0.7)	—	(0.7)	—	—	(0.7)
Disposals/ provisions	(1.9)	—	(1.9)	—	—	(1.9)
Written-off to exceptional items	(7.0)	—	(7.0)	(8.5)	—	(15.5)
At March 31, 2002	32.1	(43.4)	(11.3)	1.7	16.7	7.1
Currency retranslation	1.4	—	1.4	(0.3)	(1.4)	(0.3)
Additions* and new loans	0.4	—	0.4	1.4	—	1.8
Net profits (losses) after tax	0.1	—	0.1	(0.1)	—	—
Dividends	(0.1)	—	(0.1)	—	—	(0.1)
Disposals, provisions and loans repaid	12.9	—	12.9	—	(14.7)	(1.8)
At March 31, 2003	46.8	(43.4)	3.4	2.7	0.6	6.7

* Total consideration on purchase of associated undertakings comprises costs and loans totalling £0.4m (2002: £1.9m); 2001 £0.8m.

(iii) Other fixed asset investments

	Cost of shares	Provisions	Net book value
	£m	£m	£m
At April 1, 2000	26.5	(6.5)	20.0
Currency retranslation	2.2	(0.4)	1.8
Additions	1.2	—	1.2
Disposals and reclassifications	(0.8)	0.4	(0.4)
At March 31, 2001	29.1	(6.5)	22.6
Currency retranslation	(0.1)	—	(0.1)
Additions	—	—	—
Disposals and reclassifications	(0.1)	—	(0.1)
At March 31, 2002	28.9	(6.5)	22.4
Currency retranslation	(1.4)	0.2	(1.2)
Additions	10.4	—	10.4
Disposals and reclassifications	(16.1)	—	(16.1)
At March 31, 2003	21.8	(6.3)	15.5

15. Investments: own shares

The EMI Group General Employee Benefit Trust (EBT) was established to hedge the future obligations of the Group in respect of shares awarded under the Senior Executive Incentive Plan (SEIP), the EMI Music Long-Term Incentive Plan and other share-based plans. The Trustee of the EBT, EMI Group EBT (Guernsey) Limited, purchases the Company's Ordinary Shares in the open market with financing provided by the Company, as required, on the basis of regular reviews of the anticipated share liabilities of the Group. The EBT has, since December 1998, waived any entitlement to the receipt of dividends in respect of all of its holding of the Company's Ordinary Shares. The EBT's waiver of dividends may be revoked or varied at any time.

15. Investments: own shares (continued)

The cost of the shares expected to be awarded under each plan is amortised evenly over the period from the original grant of the particular award to the time of vesting. This is normally a period of not less than three years.

The carrying value of the unallocated shares held at March 31, 2003 have been written-down to £1 per share to recognise the recent fall in the share price.

	Shares held in trust	Nominal value	Cost	Amortisation	Net book value
	No.	£m	£m	£m	£m
At April 1, 2000	6,471,356	0.9	29.7	(11.3)	18.4
Shares purchased	199,127	—	1.2	—	1.2
Awarded by the EBT	(559,873)	—	(2.8)	2.8	—
Amortisation in the period	—	—	—	(5.2)	(5.2)
At April 1, 2001	6,100,610	0.9	28.1	(13.7)	14.4
Shares purchased	531,337	—	1.9	—	1.9
Awarded by the EBT	(1,375,952)	(0.2)	(5.7)	5.7	—
Amortisation in the period	—	—	—	(3.2)	(3.2)
At April 1, 2002	5,265,995	0.7	24.3	(11.2)	13.1
Shares purchased	295,984	—	0.8	—	0.8
Awarded by the EBT	(1,129,295)	(0.1)	(4.8)	4.8	—
Amortisation in the year	—	—	—	(2.8)	(2.8)
Write-down of investments: own shares	—	—	—	(3.8)	(3.8)
At March 31, 2003	4,432,684	0.6	20.3	(13.0)	7.3

At March 31, 2003, the outstanding loan by the Company to the EBT to finance the purchase of Ordinary Shares was £20.5m (2002: £24.6m; 2001 £29.7m). The market value at March 31, 2003 of the Ordinary Shares held in the EBT, which are listed in the U.K., was £4.0m (2002: £19.0m; 2001: £27.8m).

16. Stocks

	2003	2002	2001
	£m	£m	£m
Raw materials and consumables	15.2	13.8	14.9
Work in progress	2.5	2.5	0.6
Finished goods	18.7	26.7	30.6
Total	36.4	43.0	46.1

17. Debtors

	2003	2002	2001
	£m	£m	£m
Due within one year:			
Trade debtors	434.8	386.7	428.3
Amounts owed by associated undertakings	0.6	0.3	0.1
Amounts owed by joint venture (HMV Group plc)	—	13.1	8.3
Corporate taxation recoverable	17.3	14.1	29.0
Other debtors	63.7	104.9	115.9
Prepayments and accrued income	300.3	244.6	287.3
	816.7	763.7	868.9
Due after more than one year:			
Corporate taxation recoverable	—	2.3	2.2
Other debtors	6.0	23.9	18.8
Prepayments and accrued income	132.6	107.6	94.4
	138.6	133.8	115.4
Total	955.3	897.5	984.3

17. Debtors (continued)

Other debtors due within one year includes £1.8m (2002: £1.5m; 2001: £0.3m) book value of listed investments with a market value of £2.5m (2002: £5.1m; 2001: £4.8m).

18. Borrowings

	2003 £m	2002 £m	2001 £m
Long-term borrowings			
U.S.$500m 8.375% Guaranteed Notes*	315.4	350.8	467.5
8.25% Sterling Bonds**	322.8	—	—
U.S.$155m 6.96% Senior Notes*** and U.S.$25m 8.01% Senior Notes****	113.9	—	—
Drawings under long-term committed facilities	166.8	18.4	—
Term loan#	3.5	4.9	—
Finance leases	1.5	2.0	2.6
Less: repayable within one year	(1.9)	(2.8)	(2.6)
Total long-term borrowings	922.0	373.3	467.5
Short-term borrowings			
Loans and overdrafts	35.9	767.4	659.0
Finance leases	0.7	0.8	1.3
Short-term element of long-term loans	1.9	2.8	2.6
Total short-term borrowings	38.5	771.0	662.9
Total borrowings	960.5	1,144.3	1,130.4
Liquid funds:			
Investments: liquid funds	(0.5)	(0.7)	(0.7)
Cash at bank and in hand and cash deposits	(100.2)	(85.7)	(136.9)
Net borrowings	859.8	1,057.9	992.8

* Due August 2009, issued in August 1999

** Due August 2008, issued in May 2002

*** Due August 2009, issued in August 2002

**** Due August 2012, issued in August 2002

Due April 2005

Long-term borrowings include £166.8m (2002: £18.4m; 2001: £111.5m) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such.

As at March 31, 2003 the Group has cash balances of £20.7m (2002: £11.9m; 2001: £18.3m) held with banks within the U.K. and £80.0m (2002: £74.5m; 2001: £119.3m) held with banks outside, but freely transferable to, the U.K..

Maturity analysis of long-term borrowings

	2003 £m	2002 £m	2001 £m
Amounts falling due after more than one year are repayable as follows:			
Between one and two years	169.1	2.8	115.0
Between two and five years	59.6	19.7	1.9
After five years:			
By instalments	39.3	—	—
Other	654.0	350.8	350.6
Total	922.0	373.3	467.5

The amount of debt, any of which falls due for payment after more than five years, is £693.3m (2002: £350.8m; 2001: £350.6m).

19. Derivatives and other financial instruments

The Group has excluded all short-term debtors and creditors from the following disclosures, other than currency exposures.

(i) Interest rate risk profile of the financial liabilities of the Group

	At March 31, 2003				At March 31, 2002				At March 31, 2001			
Currency	Total*	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total*	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total*	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	363.3	0.9	322.8	39.6	16.8	6.6	—	10.2	10.0	0.1	—	9.9
U.S. dollar	461.8	14.4	429.3	18.1	603.9	578.6	—	25.3	563.3	518.3	—	45.0
Yen	96.9	1.1	93.3	2.5#	141.3	46.2	92.7	2.4#	149.6	48.8	98.1	2.7#
Euro	76.1	76.1	—	—	320.1	320.0	—	0.1	364.2	308.3	55.9	—
Swedish krona	—	—	—	—	66.6	66.6	—	—	84.8	84.8	—	—
Danish krone	—	—	—	—	1.5	1.5	—	—	—	—	—	—
Other	22.7	22.6	—	0.1	32.1	32.1	—	—	16.1	16.1	—	—
Total	1,020.8	115.1	845.4	60.3	1,182.3	1,051.6	92.7	38.0	1,188.0	976.4	154.0	57.6

* Excludes short-term creditors as permitted by FRS13.

Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

	At March 31, 2003			At March 31, 2002			At March 31, 2001		
	Fixed rate financial liabilities		Financial liabilities on which no interest is paid	Fixed rate financial liabilities		Financial liabilities on which no interest is paid	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	%	Years	Years	%	Years	Years	%	Years	Years
Sterling	9.7	5.2	2.4	—	—	2.2	—	—	3.4
U.S. dollar	8.4	5.8	4.9	—	—	6.1	—	—	4.4
Yen	0.3	1.0	n/a*	0.4	2.0	n/a*	0.7	1.5	n/a*
Euro	—	—	—	—	—	1.5	4.1	0.5	—

* Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

Floating rate financial liabilities comprise bank borrowings as at March 31, 2003 and bank borrowings and the proceeds of a U.S.$500m issue of 10-year Guaranteed Notes swapped to floating rate funding as at March 31, 2002 and March 31, 2001. All floating rate financial liabilities bear interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

The figures shown in the tables above take into account various interest rate and currency swaps used to manage interest rate risk and the currency profile of financial liabilities. Further protection from interest rate movements is provided by interest rate caps and collars. See Note 19 (viii) for further details of interest rate collars and swaps held as at March 31, 2003.

19. Derivatives and other financial instruments (continued)

(ii) Interest rate risk profile of the financial assets of the Group

	At March 31, 2003				At March 31, 2002				At March 31, 2001			
Currency	Total*	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is earned	Total*	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is earned	Total*	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is paid
	£m	£m	£m	£m #	£m	£m	£m	£m #	£m	£m	£m	£m #
Sterling	91.0	20.1	—	70.9	56.8	11.0	—	45.8	49.8	17.2	—	32.6
U.S. dollar	75.3	12.5	—	62.8	80.9	6.8	—	74.1	77.0	9.3	—	67.7
Yen	41.4	21.0	—	20.4	39.2	21.2	—	18.0	50.5	34.7	—	15.8
Euro	20.0	18.9	—	1.1	34.2	24.7	—	9.5	45.4	36.6	—	8.8
Swedish krona	3.1	2.3	—	0.8	2.5	—	—	2.5	1.4	0.1	—	1.3
Danish krone	0.8	0.6	—	0.2	1.1	1.1	—	—	0.1	0.1	—	—
Other	25.8	25.3	—	0.5	32.0	21.6	—	10.4	50.6	39.6	—	11.0
Total	257.4	100.7	—	156.7	246.7	86.4	—	160.3	274.8	137.6	—	137.2

* Excludes short-term debtors as permitted by FRS13.

Financial assets on which no interest is paid represent mainly advances to artists and investments for which no meaningful average fixed period to maturity can be calculated.

Floating rate financial assets comprise cash at bank and deposits. All floating rate financial assets earn interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

(iii) Currency exposures

As explained in the Financial Review, the Group's objective in managing currency exposures arising from its net investments overseas (its structural currency exposures) is to maintain appropriate levels of borrowings by currency to hedge partially against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's currency exposures, being those trading assets and liabilities (or non-structural exposures) that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. These exposures were as follows:

At March 31, 2003

	Net foreign currency monetary assets (liabilities)				
Functional currency of Group operation	Sterling	U.S. dollar	Yen	Euro	Other
	£m	£m	£m	£m	£m
Sterling	n/a	(3.6)	2.3	14.6	6.3
U.S. dollar	(1.6)	n/a	—	(0.9)	(0.9)
Yen	(0.6)	(0.2)	n/a	—	0.2
Euro	6.3	(1.1)	—	n/a	1.1
Other	(3.8)	0.4	(4.1)	0.1	0.4
Total	0.3	(4.5)	(1.8)	13.8	7.1

19. Derivatives and other financial instruments (continued)

At March 31, 2002

Functional currency of Group operation	Net foreign currency monetary assets (liabilities)				
	Sterling	U.S. dollar	Yen	Euro	Other
	£m	£m	£m	£m	£m
Sterling	n/a	8.6	4.8	22.9	18.2
U.S. dollar	4.9	n/a	0.1	0.1	(2.8)
Yen	(0.3)	(0.1)	n/a	—	0.2
Euro	1.8	(1.1)	0.1	n/a	1.6
Other	(2.8)	2.6	—	(0.3)	0.9
Total	3.6	10.0	5.0	22.7	18.1

At March 31, 2001

Functional currency of Group operation	Net foreign currency monetary assets (liabilities)				
	Sterling	U.S. dollar	Yen	Euro	Other
	£m	£m	£m	£m	£m
Sterling	n/a	4.5	31.2	28.2	62.1
U.S. dollar	0.7	n/a	—	0.2	0.4
Yen	(0.3)	(0.1)	n/a	—	0.5
Euro	1.0	(2.0)	0.1	n/a	1.5
Other	(4.4)	3.9	0.2	0.3	1.1
Total	(3.0)	6.3	31.5	28.7	65.6

(iv) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, was as follows:

	2003	2002	2001
	£m	£m	£m
In one year or less, or on demand	38.5	771.0	662.9
In more than one year but not more than two years	193.4	9.6	124.7
In more than two years but not more than five years	27.3	40.4	32.3
In more than five years	761.6	361.3	368.1
Total	1,020.8	1,182.3	1,188.0

(v) Undrawn facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 March in respect of which all conditions precedent had been met at that date were as follows:

	2003	2002	2001
	£m	£m	£m
Expiring in one year or less	38.2	491.9	320.8
Expiring in more than one year but not more than two years	447.7	21.6	108.0
Expiring in more than two years	—	—	40.0
Total	485.9	513.5	468.8

On March 18, 2002 the Group signed a new bank facility. This £1.3bn multi-currency revolving credit facility was drawn for the first time in April 2002 and was used to repay most of the Group's existing bank facilities. The new facility comprised an £800m three-year revolving credit and a £500m short-term bridging arrangement, part of which was itself refinanced during the year by the various debt issues and asset disposals.

19. Derivatives and other financial instruments (continued)

(vi) Fair values of financial assets (liabilities)

	2003		2002		2001	
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	£m	£m	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations:						
Short-term borrowings and current portion of long-term borrowings	(38.5)	(38.5)	(771.0)	(771.0)	(662.9)	(662.9)
Long-term borrowings	(922.0)	(846.5)	(373.3)	(369.4)	(467.5)	(503.2)
Liquid funds	100.7	100.7	86.4	86.4	137.6	137.6
Other financial liabilities	(60.3)	(60.3)	(38.5)	(38.5)	(57.6)	(57.6)
Derivative financial instruments held to manage the interest rate and currency profile:						
Interest rate swaps	n/a	(0.2)	n/a	20.5	n/a	23.0
Interest rate caps and collars	—	(6.5)	—	(6.8)	—	(1.5)
Currency swaps and forward foreign currency contracts	n/a	—	n/a	—	n/a	0.1
Financial assets:						
Financial assets — listed investments	1.8	2.5	1.5	5.1	0.3	4.8
Financial assets — other	154.9	154.9	158.8	158.8	136.9	136.9

* Market rates have been used to determine fair values.

Long-term borrowings include a U.S.$ Guaranteed Notes issue (book value £315.4m, 2002: £350.8m; 2001: £350.6m) with a fair value of £275.3m (2002: £346.9m; 2001: £386.3m), a Sterling Bond issue (book value £322.8m (2002: £nil; 2001: £nil)) with a fair value of £288.4m (2002: £nil; 2001: £nil) and a U.S.$ Private Placement (book value of £113.9m (2002: £nil; 2001: £nil)) with a fair value of £112.9m (2002: £nil; 2001: £nil). The majority of other borrowings and liquid funds are short-term in nature and book values approximate to fair values. The market value of listed investments is given above. For all other financial assets and liabilities, book values approximate to fair values. During the year a loss of £(0.2)m was made on the sale of current asset investments (2002: profit of £3.3m; 2001: profit of £11.4m).

19. Derivatives and other financial instruments (continued)

(vii) Hedges

The Group's policy is to hedge interest rate risk, using interest rate swaps, caps and collars. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains	Losses	Total net gains (losses)
	£m	£m	£m
Unrecognised gains and losses on hedges at April 1, 2000	1.2	(0.4)	0.8
Gains and losses arising in previous years that were recognised in 2001	—	(0.1)	(0.1)
Gains and losses arising in previous years that were not recognised in 2001	1.2	(0.3)	0.9
Gains and losses arising in 2001 that were not recognised in 2001	0.2	(3.1)	(2.9)
Unrecognised gains and losses on hedges at April 1, 2001	1.4	(3.4)	(2.0)
Gains and losses arising in previous years that were recognised in 2002	0.4	(0.8)	(0.4)
Gains and losses arising before April 1, 2001 that were not recognised in 2002	1.0	(2.6)	(1.6)
Gains and losses arising in 2002 that were not recognised in 2002	(0.7)	(5.0)	(5.7)
Unrecognised gains and losses on hedges at April 1, 2002	0.3	(7.6)	(7.3)
Gains and losses arising in previous years that were recognised in 2003	—	(1.2)	(1.2)
Gains and losses arising before April 1, 2002 that were not recognised in 2003	0.3	(6.4)	(6.1)
Gains and losses arising in 2003 that were not recognised in 2003	(0.3)	(0.3)	(0.6)
Unrecognised gains and losses on hedges at March 31, 2002	0.3	(7.6)	(7.3)
Of which			
Gains and losses expected to be recognised in 2002	0.3	(0.8)	(0.5)
Gains and losses expected to be recognised in 2003 or later	1.1	(2.6)	(1.5)
	1.4	(3.4)	(2.0)
Of which:			
Gains and losses expected to be recognised in 2003	—	(1.2)	(1.2)
Gains and losses expected to be recognised in 2003 or later	0.3	(6.4)	(6.1)
	0.3	(7.6)	(7.3)
Unrecognised gains and losses on hedges at March 31, 2003	—	(6.7)	(6.7)
Of which:			
Gains and losses expected to be recognised in 2004 or later	—	(6.5)	(6.5)
Gains and losses expected to be recognised in 2005 or later	—	(0.2)	(0.2)
		(6.7)	(6.7)

(viii) Financial instruments

Interest rate agreements

To manage interest rate risk, the Group has entered into certain interest rate, collar and swap agreements which, as at March 31, 2003 were as follows:

	Notional principal	Termination date
Interest rate collars:		
U.S. dollar	$ 400m	April 2003 to February 2004
Euro	€ 90m	April 2003

	Notional principal	Termination date	Fixed rate
Interest rate swaps:			
Yen – pay fixed rate and receive floating rate	¥17.5bn	April 2004	0.29%

19. Derivatives and other financial instruments (continued)

Swap unwind: In February 2003, following a routine review of derivative positions in the prevailing market conditions, the Group unwound a U.S.$500m interest rate swap position. The swap effectively switched the 8.375% fixed coupon on the U.S.$ Guaranteed Notes issued in August 1999 to a floating rate of interest. The Group received a cash payment of U.S.$86.2m (£55.6m) on the unwind, representing the present value of the expected cash savings from the swap as determined by the expected differential between U.S. short- and long-term interest rates, discounted at the prevailing market rate. At March 31, 2002 this swap position had a fair value of £21m. The cash payment is reported on the interest paid line of the Consolidated Cash Flow Statement. The gain from the unwind will be amortised over the remaining life of the Notes, thus locking in the future interest cost benefit to be obtained from the swap. The swap unwind reduces the Group's overall interest rate risk.

As at March 31, 2002 to manage interest rate risk the Group had entered into certain interest rate, collar and swap agreements which were as follows:

	Notional principal	Termination Date
Interest rate collars:		
US dollar	$450m	March 2003 to February 2004
Euro	€290m	February 2003 April 2003

	Notional principal	Termination Date	Fixed rate
Interest rate swaps:			
Yen – pay fixed rate and receive floating rate	¥17.5bn	October 2002	0.65%
Yen – pay fixed rate and receive floating rate (starts October 2002)	¥17.5bn	April 2004	0.29%
US dollar – pay floating rate and receive fixed rate	$ 500m	August 2009	8.38%

As at March 31, 2001 to manage interest rate risk the Group had entered into certain interest rate, collar and swap agreements which were as follows:

	Notional principal	Termination Date
Interest rate collars:		
US dollar	$600m	October 2001 to February 2004
Euro	€490m	March 2002 to April 2003

	Notional principal	Termination Date	Fixed rate
Interest rate swaps:			
Euro – pay fixed rate and receive floating rate	€ 90m	October 2001	4.11%
Yen – pay fixed rate and receive floating rate	¥17.5bn	October 2002	0.65%
US dollar – pay floating rate and receive fixed rate	$ 500m	August 2009	8.38%

Exchange rate agreements

To manage exchange rate risk on intra-group funding, the Group has entered into certain currency swaps and forward foreign currency contracts which as at March 31, 2003 were as follows:

	Gross notional amount purchased	Value date
Australian dollar	$ 6.5m	April 2003
Canadian dollar	$10.0m	April 2003

19. Derivatives and other financial instruments (continued)

There were no outstanding exchange rate agreements as at March 31, 2002.

As at March 31, 2001 currency swaps and forward foreign currency contracts were as follows:

	Gross notional amount purchased	Value date
Euro	€ 164m	April 2001
Canadian dollar	$ 15m	April 2001
US dollar	$ 0.7m	April 2001
Yen	¥965bn	April 2001

20. Cash, liquid resources and financing

The following definitions have been used:

Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.

Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

Financing: Borrowings, less overdrafts which have been treated as cash.

Analysis of movement in the Group's net borrowings in the year ended March, 31 2003

	At April 1, 2002	Cash flow	Acquisitions/ disposals	Exchange movement	At March 31, 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	84.4	13.8	—	1.7	99.9
Overdrafts	(40.7)	15.8	—	(0.1)	(25.0)
Cash	43.7	29.6	—	1.6	74.9
Debt due after more than one year	(371.3)	(558.4)	—	9.2	(920.5)
Debt due within one year	(729.5)	712.4	(4.3)	8.6	(12.8)
Finance leases	(2.8)	0.9	—	(0.3)	(2.2)
Financing	(1,103.6)	154.9	(4.3)	17.5	(935.5)
Investments: liquid funds	0.7	(0.2)	—	—	0.5
Cash deposits	1.3	(0.9)	—	(0.1)	0.3
Liquid resources	2.0	(1.1)	—	(0.1)	0.8
Total	(1,057.9)	183.4	(4.3)	19.0	(859.8)

Cash flow on financing of £154.9m is split between new loans of £(603.5)m, loans repaid of £757.5m and the capital element of finance leases repaid of £0.9m.

20. Cash, liquid resources and financing (continued)

Analysis of movement in the Group's net borrowings in the year ended 31 March 2002

	At April 1, 2002	Cash flow	Acquisitions/ disposals	Exchange movement	At March 31, 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	130.4	(43.4)	—	(2.6)	84.4
Overdrafts	(25.6)	(14.1)	(1.0)	—	(40.7)
Cash	104.8	(57.5)	(1.0)	(2.6)	43.7
Debt due after more than one year	(464.9)	93.3	—	0.3	(371.3)
Debt due within one year	(636.0)	(95.0)	—	1.5	(729.5)
Finance leases	(3.9)	1.1	—	—	(2.8)
Financing	(1,104.8)	(0.6)	—	1.8	(1,103.6)
Investments: liquid funds	0.7	—	—	—	0.7
Cash deposits	6.5	(5.1)	—	(0.1)	1.3
Liquid resources	7.2	(5.1)	—	(0.1)	2.0
Total	(992.8)	(63.2)	(1.0)	(0.9)	(1,057.9)

Cash flow on financing of £(0.6)m is split between new loans of £(460.3)m, loans repaid of £458.6m and the capital element of finance leases repaid of £1.1m.

Analysis of movement in the Group's net borrowings in the year ended 31 March 2001

	At April 1, 2000	Cash flow	Acquisitions/ disposals	Exchange movement	At March 31, 2001
	£m	£m	£m	£m	£m
Cash at bank and in hand	221.7	(88.0)	—	(3.3)	130.4
Overdrafts	(55.3)	34.8	—	(5.1)	(25.6)
Cash	166.4	(53.2)	—	(8.4)	104.8
Debt due after more than one year	(377.3)	(48.4)	—	(39.2)	(464.9)
Debt due within one year	(751.7)	120.8	—	(5.1)	(636.0)
Finance leases	(4.8)	1.2	—	(0.3)	(3.9)
Financing	(1,133.8)	73.6	—	(44.6)	(1,104.8)
Investments: liquid funds	1.3	(0.5)	—	(0.1)	0.7
Cash deposits	44.9	(38.4)	—	—	6.5
Liquid resources	46.2	(38.9)	—	(0.1)	7.2
Total	(921.2)	(18.5)	—	(53.1)	(992.8)

Cash flow on financing of £73.6m is split between new loans of £(240.1)m, loans repaid of £312.5m and the capital element of finance leases repaid of £1.2m.

The Group's net borrowings at March 31, 2003 comprised:

	Cash	Liquid resources and financing	Net borrowings
	£m	£m	£m
Investments: liquid funds	—	0.5	0.5
Cash at bank and in hand and cash deposits	99.9	0.3	100.2
Borrowings due within one year	(25.0)	(13.5)	(38.5)
Borrowings due after more than one year	—	(922.0)	(922.0)
At March 31, 2003	74.9	(934.7)	(859.8)
At March 31, 2002	43.7	(1,101.6)	(1,057.9)
At March 31, 2001	104.8	(1,097.6)	(992.8)

21. Other creditors: amounts falling due within one year

	2003	2002	2001 Restated#
	£m	£m	£m
Trade creditors	186.7	181.2	168.7
Royalties and fees payable	665.1	678.5	672.6
Amounts owed to associated undertakings	0.6	1.7	0.6
Amounts owed to joint venture (HMV Group plc)	—	0.1	—
Corporate taxation	176.5	160.2	170.3
Deferred consideration payable*	10.9	2.0	1.5
Other taxes including VAT and social security costs	13.5	16.5	17.7
Dividends payable	63.0	29.6	92.7
Other creditors	76.6	89.8	96.4
Accruals and deferred income	172.1	139.5	137.6
Total	1,365.0	1,297.1	1,358.1

* Deferred consideration payable includes £10.5m (2002: £nil; 2001: £nil) which is not conditional upon the satisfaction of future performance criteria.

Reported corporate taxation as at 31 March 2001 was Group £146.3m and Company £10.8m. The restated balances include an adjustment for FRS 19-Deferred Tax.

22. Other creditors: amounts falling due after more than one year

	2003	2002	2001
	£m	£m	£m
Deferred consideration payable*	39.6	10.3	9.8
Accruals and deferred income	18.5	17.1	19.1
Total	58.1	27.4	28.9

* Deferred consideration payable includes £24.8m (2002: £nil; 2001: £nil) which is not conditional upon the satisfaction of future performance criteria.

23. Deferred taxation

	Group
	£m
At April 1, 2000	27.8
Currency retranslation	0.4
Charged to profit on ordinary activities	(0.6)
At March 31, 2001	27.6
Restatement under FRS 19	(44.4)
At March 31, 2001 (as restated)	(16.8)
Provided in year	2.6
Exchange movements	0.5
At March 31, 2002	(13.7)
Provided in year	4.2
Acquisitions, disposals and transfers	0.4
At March 31, 2003	(9.1)

23. Deferred taxation (continued)

The liabilities (assets) for deferred tax provided were as follows:

	2003	2002	2001
	£m	£m	£m
Capital allowances in advance of depreciation	5.0	4.2	4.3
Other timing differences	0.5	(0.8)	(0.7)
Total liabilities	5.5	3.4	3.6
Depreciation in advance of capital allowances	(2.0)	(3.3)	(3.1)
Other timing differences	(12.6)	(13.8)	(17.3)
Total assets	(14.6)	(17.1)	(20.4)
Net assets	(9.1)	(13.7)	(16.8)

Those categories for which no deferred tax is provided are outlined in Accounting Policies on page F-9.

24. Other provisions for liabilities and charges

	Trading	Pensions	Disposal and fundamental reorganisation	Acquisition and integration	Total
	£m	£m	£m	£m	£m
At April 1, 2000	26.2	44.6	23.8	35.6	130.2
Currency retranslation	0.6	0.4	0.1	3.4	4.5
Provisions utilised	(7.9)	(14.0)	(7.4)	(1.7)	(31.0)
Charged against:					
Operating profit	8.1	6.0	—	—	14.1
Acquisition (disposal) of businesses	—	—	—	(0.5)	(0.5)
Reclassification	(0.6)	—	—	—	(0.6)
At March 31, 2001	26.4	37.0	16.5	36.8	116.7
Currency retranslation	(0.2)	(0.5)	—	0.5	(0.2)
Provisions utilised	(7.7)	(8.9)	(12.5)	(0.3)	(29.4)
Charged against:					
Operating profit	102.2	5.0	—	—	107.2
Non-operating exceptional items	—	—	—	—	—
Acquisition (disposal) of businesses	—	—	—	(21.6)	(21.6)
Reclassification	0.4	—	—	—	0.4
At March 31, 2002	121.1	32.6	4.0	15.4	173.1
Currency retranslation	(2.3)	3.9	—	(1.5)	0.1
Provisions utilised	(74.9)	(8.0)	(1.6)	(0.8)	(85.3)
Charged against:					
Operating profit	4.8	4.9	—	—	9.7
Non-operating exceptional items	—	—	5.0	—	5.0
Disposal of businesses	(0.2)	—	—	—	(0.2)
Reclassification	2.0	—	—	—	2.0
At March 31, 2003	50.5	33.4	7.4	13.1	104.4

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items, and restructuring and reorganisation provisions charged through operating exceptional items.

Provisions utilised relating to disposals and fundamental reorganisations in the cash flow include £nil (2002: £12.5m; 2001: £nil) spent against disposal provisions set up in previous years.

25. Share capital and share premium account

	Authorised			Allotted, called-up & fully paid		
	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m
Ordinary Shares of 14p each	158.8	158.8	158.8	110.4	110.4	110.4
B Shares of 114.5p each	479.8	479.8	479.8	—	—	—
Deferred shares of 0.0005p each	17.5	17.5	17.5	—	—	—
	656.1	656.1	656.1	110.4	110.4	110.4

(i) Ordinary Shares in issue

	Number	Nominal value	Premium
		£m	£m
At April 1, 2000	788,323,025	110.4	444.6
Shares issued during the year on the exercise of options:			
Executive Schemes	14,564	—	—
Savings-Related Scheme	216,162	—	1.0
At March 31, 2001	788,553,751	110.4	445.6
Shares issued during the year on the exercise of options:			
Savings-Related Scheme	44,182	—	0.2
At March 31, 2002	788,597,933	110.4	445.8
Shares issued during the year on the exercise of options:			
Savings-Related Scheme	—	—	—
At March 31, 2003	788,597,933	110.4	445.8

25. Share capital and share premium account (continued)

(ii) Share options

Options to subscribe for the Company's Ordinary Shares were outstanding as follows (adjusted for the 1992 rights issue, the 1996 demerger and the 1997 share capital reorganisation, where appropriate):

Subscription Options

	Executive Share Option Schemes	Savings-Related Share Option Scheme 1994 Scheme
At April 1, 2000	7,009,646	1,273,446
Granted	1,145,210	474,724
Exercised	(14,564)	(216,162)
Lapsed	(635,669)	(97,310)
At March 31, 2001	7,504,623	1,434,698
Granted	7,806,717	786,613
Exercised	—	(44,182)
Lapsed	(387,497)	(735,139)
At March 31, 2002	14,923,843	1,441,990
Granted	21,077,740	1,275,631
Exercised	—	—
Lapsed	(2,539,441)	(1,188,477)
At March 31, 2003	33,462,142#	1,529,144
Option price per 14p share (range)	14p-747p	221p-466p
Final exercise date*	February 2013	February 2008

Of which, options over 366,559 shares were granted under the 1984 Executive Share Option Scheme.

25. Share capital and share premium account (continued)

Share options for the transfer of the Company's Ordinary Shares were outstanding as follows:

Transfer Options

	Executive Share Option Schemes
At March 31, 2000	—
Granted	—
Exercised	—
Lapsed	—
At March 31, 2001	—
Granted	19,437,555
Exercised	—
Lapsed	—
At March 31, 2002	19,437,555
Granted	553,000
Exercised	—
Lapsed	—
At March 31, 2003	19,990,555
Option price per 14p share (range)	243.3p-700p
Final exercise date*	June 2012

* Options granted under the 1984 Executive Share Option Scheme are normally exercisable no earlier than three years and no later than ten years following the date of grant, as are options granted under the 1995 Executive Share Option Scheme (which are, however, subject to the achievement of performance requirements that must be met before the options normally become exercisable). Options granted under the 1994 Savings-Related Share Option Scheme are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year savings contract.

(iii) Share premium account

The principal elements that make up the Company's share premium account arose as follows :

	Years arising	£m
Conversions to Ordinary Shares of 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each	1989/90 and 1990/91	56.7
A placing of Ordinary Shares linked to the offer for Thames Television	1990/91	78.0
Issue of Ordinary Shares on exercise of subscription rights of warrants originally attached to 7⅜% bonds due 1992; and	1991/92	67.1
the transfer from other reserves in respect of amounts paid for the warrants exercised	1991/92	10.2
Issue of Ordinary Shares on conversion of Convertible Unsecured Loan Stock to fund the acquisition of Virgin Music Group	1992/93	508.4
Issue of Ordinary Shares on conversion of 5¾% Guaranteed Redeemable Preference Shares 2004 of THORN EMI Capital NV	1993/94	126.0
Share capital reorganisation (including issue of Redeemable Preference B Shares)	1997/98	(501.2)
Other issues of Ordinary Shares		100.6
Balance at March 31, 2003		445.8
Balance at 31 March 2002		445.8
Balance at 31 March 2001		445.8

26. Reserves

	Capital redemption reserve	Other reserves	Profit and loss reserve
	£m	£m	£m
As at April 1, 2000	495.8	256.0	(2,034.4)
Currency translation	—	—	(11.8)
Goodwill adjustments:			
Subsidiary undertakings	—	—	(4.4)
Profit attributable to members of the Holding Company	—	—	82.0
Equity Dividend	—	—	(125.2)
Share of joint venture reserves adjustment	—	—	(2.4)
Transfer of realised reserves	—	—	—
At March 31, 2001 – as reported	495.8	256.0	(2,096.2)
Prior-year adjustments:			
Deferred tax	—	—	44.4
Current tax	—	—	(24.0)
Minority interest	—	—	(8.2)
At March 31, 2001 – restated	495.8	256.0	(2,084.0)
Currency translation	—	—	(6.0)
Goodwill adjustments:			
Subsidiary undertakings	—	—	9.9
Profit attributable to members of the Holding Company	—	—	(199.5)
Equity dividend	—	—	(62.2)
Share of joint venture reserves adjustment	—	—	3.6
Transfer of realised reserves	—	—	—
At March 31, 2002	495.8	256.0	(2,338.2)
Currency translation	—	—	(13.5)
Goodwill adjustments:			
Subsidiary undertakings	—	—	8.4
Profit attributable to members of the Holding Company	—	—	229.7
Equity dividend	—	—	(62.8)
Share of joint venture reserves adjustment	—	—	175.3
Transfer of realised reserves	—	—	—
At March 31, 2003	495.8	256.0	(2,001.1)

Group reserves include £(10.3)m (2002: £(3.3)m; 2001: £(9.2)m) in respect of its share of post-acquisition retained losses of joint venture and associated undertakings.

The Group profit and loss reserve includes £1,265.3m (2002: £1,449.0m; 2001: £1,458.9m) in respect of goodwill previously written off.

27. Minority interests (equity)

	2003	2002	2001 restated
	£m	£m	£m
Toshiba-EMI Ltd (Japan)	69.3	69.2	65.3
Jobete Music Co., Inc. (USA)	59.1	66.2	69.3
Other	4.5	5.7	1.7
Total	132.9	141.1	136.3

28. Financial commitments

	2003	2002	2001
	£m	£m	£m
Capital expenditure : Contracted	1.4	25.6	28.2

The Group has commitments, which are largely performance related, to pay advances to artists and repetoire others amounting to £460.9m (2002: £418.8m; 2001: £363.5m). The future financial commitment regarding the acquisition of shares in Jobete Music Co., Inc. and Stone Diamond Music Corporation is detailed in Note 33.

28. Financial commitments (continued)

Annual commitments under operating leases at March 31, were as follows:

	2003 £m	2002 £m	2001 £m
Land and buildings :			
Expiring in the first year	4.9	8.3	5.8
Expiring in the second to fifth years inclusive	7.1	5.9	11.2
Expiring after the fifth year	13.7	13.6	5.7
Total	25.7	27.8	22.7
Plant, equipment and vehicles:			
Expiring in the first year	0.9	1.4	2.2
Expiring in the second to fifth years inclusive	2.7	3.2	3.2
Expiring after the fifth year	0.1	0.1	—
Total	3.7	4.7	5.4

29. Contingent liabilities

The Directors are not aware of any significant legal or arbitration proceedings pending or threatened against any member of the Group which may have any liability materially in excess of provisions in the financial statements.

Guarantees and other contingent liabilities, other than those relating to HMV and HMV Group plc, total £21.5m (2002: £22.3m; 2001: £26.1m) for the Group, of which £7.1m (2002: £7.2m; 2001: £8.8m) relate to certain contracts entered into by former Group companies. There are several guarantees and other contingent liabilities in respect of HMV and HMV Group plc (see Note 32 (i) for details).

30. Pension arrangements

The Group operates a number of pension schemes throughout the world. The main scheme, which covers employees in the U.K., is the EMI Group Pension Fund (the U.K. Fund). The U.K. Fund is of the defined benefit type and is open to all permanent employees over the age of 18 employed by the Company and certain subsidiaries in the U.K.. Benefits provided by the U.K. Fund are based on final pensionable pay. Pensions payable from the U.K. Fund are guaranteed to increase by 5% per annum or, if a lower rate, by the increase in the cost of living. Members contribute to the U.K. Fund at the rate of 4% of pensionable pay.

Aside from the U.K., the Group has significant defined benefit schemes in Germany and Japan. With the exception of these schemes, the other defined benefit schemes operated on behalf of the Group are not material. The currently agreed rates of contribution by the Group are nil for all significant defined benefit schemes.

Staff engaged in other countries are covered by local arrangements which, in the case of the Group schemes, are of the defined contribution type. The assets of the Group's pension schemes are held mainly in separate trustee-administered funds.

Employer contributions of £12.7m (2002: £13.8m; 2001: £14.4m) were charged to the profit and loss account in the year. These contributions primarily related to overseas schemes and were determined in accordance with local practice. Other post-retirement benefit expenses of £0.1m (2002: £0.1m; 2001: £0.1m) were also charged to the profit and loss account.

Provision is made in the financial statements for the benefits accruing to members of unfunded pension schemes in accordance with the advice of independent actuaries.

A triennial actuarial valuation of the U.K. Fund as at March 31, 2003 is currently in progress. The results of this valuation are expected to be available in the second quarter in the 2003/04 financial year, at which time the Group, together with the Pension Fund Trustees, will determine the future funding strategy.

30. Pension arrangements (continued)

The latest available actuarial valuation of the U.K. Fund was made by a qualified actuary as at March 31, 2000 using the projected unit method. At that date the market value of the assets of the U.K. Fund was taken to be £1,079m. The market value of the assets was sufficient to cover 117% of the value of the benefits that had accrued to the members, after allowing for assumed increases in earnings, on the actuarial assumptions used, treating the U.K. Fund as an ongoing entity. Part of the excess assets disclosed by the 2000 valuation has been used to finance a special increase of 3% to pensions in payment and part has been allocated towards a reduction of employer contributions below the long-term rate, with the balance being carried forward as a reserve in the U.K. Fund.

Employer expense in respect of the Fund has been calculated in accordance with SSAP24. On the basis of actuarial advice, it is calculated that the employer expense would represent a credit to the profit and loss account on full application of SSAP24 principles. However, for reasons of conservatism, such expense has been taken as £nil for the three years ended March 31, 2003. The long-term financial assumptions used to calculate employer expense under SSAP24 are shown below:

	Growth relative to investment return
	% per annum
Rate of investment return	5-6
Rate of pay increases	5
Rate of pension increases	3
Rate of price inflation	3

These rates included allowance for the effects of the tax credit changes introduced by the Finance (No. 2) Act 1997.

The most recent full actuarial valuations of the other two significant defined benefit schemes were carried out as follows:

Germany on April 1, 2003 and Japan on October 31, 2000.

The additional disclosures required by FRS17 are set out below.

The most recent full actuarial valuations have been updated to March 31, 2003 by qualified independent actuaries.

	United Kingdom	Germany	Japan
	%	%	%
Major assumptions			
Rate of general increase in salaries	4.25	3.5	2.4-5.0
Rate of increase to pensions in payment	2.25	2.0	Nil
Rate of increase to deferred pensions	2.25	2.0	Nil
Discount rate for scheme liabilities	5.5	5.0	1.25
Inflation	2.25	2.0	Nil

30. Pension arrangements (continued)

On full compliance with FRS17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended March 31, 2003 are set out below:

	United Kingdom	Germany	Japan
	£m	£m	£m
Operating profit			
Current service cost	11.0	0.3	2.2
Past service cost	—	—	—
Gain on curtailment	—	(2.2)	(2.2)
Total charge (credit) to operating profit	11.0	(1.9)	—
Finance income			
Expected return on scheme assets	(61.0)	—	(1.2)
Interest on scheme liabilities	45.0	1.4	1.4
Net (credit) charge to finance income	(16.0)	1.4	0.2
Total (credit) charge to profit and loss account before taxation	(5.0)	(0.5)	0.2
Consolidated statement of total recognised gains and losses			
Actual return less expected return on scheme assets	196.0	(0.5)	0.6
Experience gains and losses arising on the scheme liabilities	(12.0)	0.2	(0.5)
Changes in assumptions underlying the present value of the scheme liabilities	5.0	3.3	6.2
Actuarial loss recognisable in consolidated statement of total recognised gains and losses	189.0	3.0	6.3
	%	%	%
Further disclosures			
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	(28.1)	47.6	0-(1.3)
Experience gains and (losses) on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	1.5	(0.7)	15.5-(5.6)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(23.3)	(10.5)	(8.3)-(11.4)

The market values of the assets of the three significant defined benefit schemes at March 31, 2003 and March 31, 2002 were as follows:

	2003			2002		
	United Kingdom	Germany	Japan	United Kingdom	Germany	Japan
	£m	£m	£m	£m	£m	£m
Market value of assets*						
Equities	432.0	—	—	583.0	—	3.0
Bonds	252.0	—	—	279.0	—	3.2
Other	13.0	1.0	44.5	11.0	0.8	36.9
Total market value of assets	697.0	1.0	44.5	873.0	0.8	43.1
Present value of scheme liabilities	(813.0)	(31.1)	(59.0)	(805.0)	(26.1)	(56.7)
Deficit in the scheme	(116.0)	(30.1)	(14.5)	68.0	(25.3)	(13.6)
Pension liability before deferred tax	(116.0)	(30.1)	(14.5)	68.0	(25.3)	(13.6)
Deferred tax	34.8	11.4	6.1	(20.4)	9.6	5.7
Amount provided to cover scheme deficit	n/a	30.7	(2.4)	n/a	26.5	1.4
Impact on reserves	(81.2)	12.0	(10.8)	47.6	10.8	(6.5)

* The expected long-term rate of return on the assets is as follows:

United Kingdom	7.0% (equities 8.4%, bonds 4.8%, other 3.8%) (2002: 7.2% (equities 8.0%, bonds 5.5%, other 4.5%))
Germany	4.5% (2002: 5.5%)
Japan	1.75% (2002: 2.75% (equities 5.9%, bonds 2.5%, other 2.5%))

30. Pension arrangements (continued)

Movement in surplus (deficit) during the year:

	United Kingdom £m	Germany £m	Japan £m
Surplus (deficit) in scheme at beginning of the year	68.0	(25.3)	(13.6)
Exchange adjustments	—	(3.4)	—
Current service cost	(11.0)	(0.3)	(2.2)
Past service cost	—	—	—
Gain on curtailment	—	2.2	2.2
Cash contributions	—	1.1	5.6
Other finance income (expense)	16.0	(1.4)	(0.2)
Actuarial loss	(189.0)	(3.0)	(6.3)
Deficit in scheme at end of the year	(116.0)	(30.1)	(14.5)

31. Purchase and disposal of businesses

(i) Purchase of businesses

Acquisitions during fiscal 2003 include Mute Limited (a recorded music business in the U.K.), Gold Label Limited (a recorded music business in Hong Kong), eCentury Limited (a recorded music business in Taiwan), Rover Music NV and A&S Productions bvba (music publishing businesses in Belgium) and an additional 50% stake in Delabel Editions SA (a music publishing business in France).

	Book value of assets acquired £m	Adjustments £m	Fair value to the Group £m
Music copyrights	—	8.6	8.6
Tangible fixed assets	0.3	—	0.3
Stocks	0.8	(0.8)	—
Debtors	10.6	(4.0)	6.6
Creditors	(7.6)	(0.6)	(8.2)
Tax	0.2	—	0.2
Borrowings	(4.3)	—	(4.3)
Net assets acquired (before cash)	—	3.2	3.2
Goodwill capitalised			39.8
Deferred consideration payable			(20.6)
Net cash consideration			22.4
Satisfied by:			
Total consideration			43.7
Deferred consideration payable			(20.6)
Cash consideration			23.1
Net cash acquired			(0.7)
Net cash consideration			22.4

The adjustments to book value of £3.2m were made to bring the valuation of the assets acquired in line with the Group's accounting policies.

All acquisitions have been accounted for using the acquisition method.

31. Purchase and disposal of businesses (continued)

Acquisitions during fiscal 2002 included Dino (a recorded music company in Holland), Poko (a recorded music company in Finland), Celebrity (a recorded music company in the U.S.), a 60% stake in Insight (a recorded music company in the U.K.) and a 50% stake in Tooth and Nail (a music business in the U.S.). The combined fair value to the Group is as follows:

	Book value of assets acquired	Adjustments	Fair value to the Group
	£m	£m	£m
Music copyrights	—	6.6	6.6
Fixed assets	0.1	—	0.1
Stocks	0.1	—	0.1
Debtors	6.2	(0.7)	5.5
Creditors	(5.4)	—	(5.4)
Borrowings	(1.0)	—	(1.0)
Tax	0.2	0.1	0.3
Minority interests	(0.2)	(3.3)	(3.5)
Net assets acquired (before cash)	—	2.7	2.7
Goodwill capitalised			8.9
Provisions for future earnout liabilities			—
Net cash consideration on acquisitions during the year			11.6
Net cash consideration on prior years' acquisitions			11.0
Net cash consideration			22.6
Satisfied by:			
Total consideration			22.7
Future earnout provisions			—
Cash consideration			22.7
Net cash acquired			(0.1)
Net cash consideration			22.6

The adjustments to book value of £2.7m were made to bring the valuation of the assets acquired in line with the Group's accounting policies.

Acquisitions during 2001 include a 50% stake in the No Limit record label in the US, RelaxIn (a recorded music company in the Middle East) and the remaining minority interests in Monitor (a Czech Republic music company) and OctoArts (a Philippines recorded music company). The combined fair value to the Group is as follows:

	Book value of assets acquired	Adjustments	Fair value to the Group
	£m	£m	£m
Music copyrights	—	(1.3)	(1.3)
Debtors	(27.5)	2.0	(25.5)
Creditors	(6.5)	(1.2)	(7.7)
Minority interests	0.6	—	0.6
Net assets acquired (before cash)	(33.4)	(0.5)	(33.9)
Goodwill capitalised			44.2
Earnout liabilities - provisions utilised			3.4
Provisions for future earnout liabilities			(2.9)
Net cash consideration			10.8
Satisfied by:			
Total consideration			13.8
Future earnout provisions			(2.9)
Cash consideration			10.9
Net cash acquired			(0.1)
Net cash consideration			10.8

31. Purchase and disposal of businesses (continued)

The adjustments to book value of £(0.5)m were made to bring the valuation of the assets acquired in line with the Group's accounting policies and to reflect revised estimates of consideration payable.

Goodwill arising on acquisitions in the year comprises:	£m
Total consideration	13.8
Net cash acquired	(0.1)
	13.7
Fair value to the Group (before cash acquired)	33.9
Earnout provisions utilised or written back	(3.4)
Goodwill	44.2

The goodwill includes £39.8m of capitalised goodwill and goodwill which has been written back to reserves of £4.4m relating to prior years' acquisitions. Adjustments to goodwill written off to reserves arise on changes to estimated future earnout liabilities for prior years' acquisitions and acquisitions of remaining minority interests associated with prior-years' acquisitions.

All acquisitions have been accounted for using the acquisition method.

(ii) Disposal of joint venture (HMV Group plc)

	£m
Share of gross assets less share of gross liabilities at March 31, 2002	(159.9)
Share of loss for year to March 31, 2003	(0.5)
Net liabilities disposed of	(160.4)
Goodwill previously written-off	175.3
Profit on disposal	215.2
Tax on prior-year unrealised profits	(25.6)
Provision for HMV pension shortfall (Note 32 (i))	5.0
Cash inflow on disposal	209.5

(iii) Disposal of businesses

In 2003, net cash outflow from disposal of businesses includes the disposal of Disky Communications Europe BV (a recorded music business in Holland).

	£m
Tangible fixed assets	0.2
Stocks	5.0
Debtors	22.7
Creditors	(12.7)
Provisions	(0.2)
Tax	2.6
Minority interest	(1.5)
Net assets disposed of	16.1
Goodwill previously written-off to reserves	8.4
Loss on disposal	(25.2)
Cash outflow on disposal	(0.7)
Comprising:	
Cash disposed of	(3.2)
Consideration received	2.5
Cash outflow on disposal	(0.7)

32. Related party transactions

The Company has taken advantage of the exemption under FRS 8 — Related party disclosures not to disclose related party transactions between Group subsidiary undertakings. The Group had several transactions with other related parties during the year.

(i) HMV and HMV Group plc

As part of the sale in 1998 of the companies and assets comprising HMV and HMV Group plc (HMV Group) the Company acquired a 45.2% equity stake, and 50% of the Junior Preference Shares in HMV Group, for £87.5m.

An additional £25m, in the form of deferred consideration, was to be receivable on (inter alia) a listing of any part of the share capital of HMV Group on any recognised stock exchange, or March 28, 2003. In addition, an amount of up to £25m further consideration was to be receivable if Advent International Corporation and related investors achieved a specified return on their investment in HMV Group on a listing. As a result of additional equity and preference share issues during 1999 by HMV Group, in which the Company subscribed £9m for additional ordinary and preference shares at March 31, 2002, the Company owned a 42.65% (39.90% fully diluted) equity stake in HMV Group, and 18.08% and 49.15% respectively of HMV Group's Senior 'A' Preference Shares and Junior Preference Shares. The Group also made available to HMV Group a £50m working capital revolving credit facility (the EMI Revolving Credit Facility), no part of which was drawn during the year.

On May 15, 2002, HMV Group shares were admitted to the Official List of the U.K. Listing Authority and to Trading on the London Stock Exchange, pursuant to a global offer which involved the Company selling part of its holding of ordinary shares in HMV Group. The net cash proceeds payable to the Group as a result of the flotation comprised the following elements, namely £69.4m, representing (i) the deferred and contingent consideration payable to the Group by HMV Group on its listing under the terms of the 1998 sale agreement between the Group and HMV Group, as described above, and (ii) the redemption of the Company's holding of senior preference shares in HMV Group, together with £72.9m in respect of ordinary shares in HMV Group sold by the Company in the global offer.

Following these transactions, the Group retained a residual shareholding in HMV Group of 14.5%. This holding was subject to lock-up arrangements for six months from flotation. On November 19, 2002, the remaining 14.5% interest was sold at a price of 120p per share, which raised net proceeds of about £69m.

As part of the 1998 transaction, the Group also entered into an indemnity deed with HMV Group relating, among other things, to guarantees given by the Group of approximately 87 leases. Under the deed, HMV Group agreed to indemnify the Group against any payments made under those and certain other guarantees and indemnities. HMV Group undertook to use reasonable efforts to arrange for the release of these guarantees. The aggregate annual rental payments under guaranteed leases are approximately £24.4m, although they are subject to adjustment both up and down under certain circumstances. The guaranteed leases have terms which expire in one to 23 years, and many of the leases expire in years beyond 2013.

As part of the flotation arrangements, the EMI Revolving Credit Facility was cancelled. The indemnity deed remains in force in respect of lease guarantees, and HMV Group has secured those obligations pursuant to a security deed, the Company's rights under which rank second behind banks which provide senior credit facilities to HMV Group.

Under the 1998 Sale Agreement, as from May 31, 2003, HMV Group employees will cease to be active members of the Group's U.K. Fund. They will have the opportunity to join the HMV Group Pension Scheme and, if they so elect, to transfer their Group Fund benefits in terms of accrued service to the HMV Scheme. The Sale Agreement provides for a transfer payment to be made from the Group's U.K. Fund to the HMV Scheme in respect of benefits so transferred, the transfer payment being made in accordance with actuarial assumptions but agreed as part of the Sale arrangements. If the transfer payment so calculated exceeds the share of the assets of the Group's U.K. Fund attributable to the transferring members, the Company is obliged to make up the shortfall. An estimate of £5m was provided in the year in respect of the Company's potential liability in this regard and charged as a non-operating exceptional item (see Note 9(ii) for further details).

32. Related party transactions (continued)

The Group also assigned various trademarks to HMV (IP) Limited including the 'Dog and Gramophone' trademark and HMV acronym in consideration for the payment of £2m over a period of three years. HMV (IP) Limited has licensed back to the Group for no consideration the right to use the 'Dog and Gramophone' trademark on its recorded music products.

During that part of the year for which HMV Group plc was a joint venture, companies within the Group made sales of £2.2m (2002: £82.3m; 2001: £80.4m) to companies within HMV Group.

(ii) Delabel Music Publishing and related companies

Pursuant to a Heads of Agreement signed in July 1998, in December 2002, the Group completed the acquisition from Emmanuel de Buretel, Chairman and Chief Executive Officer of EMI Recorded Music Continental Europe, of his 50% shareholding in Delabel Editions SA, his 50% interest in Delabel Music Publishing (U.K.) Limited and his 17% shareholding in Source (U.K.) Limited. The consideration for the Delabel Music Publishing (U.K.) Limited shares will be determined by reference to a formula based on future net publisher's share over a three-year period, whilst that for the Source (U.K.) Limited shares is an override royalty on certain net sales of albums released by Source (U.K.) Limited artists. The consideration for the shares of Delabel Editions SA was €21.4m with a one-off future payment which will be determined by reference to a formula based on 15 times net publisher's share not to exceed €1.5m.

(iii) Ilchester Investments

As part of the agreements for Alain Levy's appointment as Chairman and Chief Executive Officer of EMI Recorded Music, the Company agreed to reimburse to Ilchester Investments Ltd, a company controlled by Mr. Levy and his family, rental and certain other payments due in respect of that company's leasehold offices in central London, pending the disposal of the lease. Such payments reimbursed or accrued due to Ilchester Investments Ltd, as at March 31, 2003, totalled £138,232 (2002: £59,400).

As part of the arrangements for the appointment of Alain Levy as Chairman and Chief Executive Officer of EMI Recorded Music, the Group agreed to acquire up to 100% of the share of Insight Music Limited, which included a 40% shareholding by Ilchester Investments Ltd, a company controlled by Mr. Levy and his family. The agreement was completed in December 2001 and the consideration paid by the Group to Ilchester Investments Ltd was £1.8m including a loan repayment of £0.72m. As part of the transaction the Group also paid the vendor shareholders' professional fees of £114,000.

(iv) Other

In January 2001, the Group purchased the remaining 40% minority interest in OctoArts EMI Music, Inc., a Philippines company, from the minority partner for PP$1m (£15,000). As part of the transaction the Group also paid the minority partner PP$94m (£1.5m) in support in marketing Philippines repertoire to overseas Philippine communities. The minority partner's brother was the Managing Director of OctoArts EMI Music, Inc.

In September 2000 the Group also purchased the remaining 49% minority interest in Monitor Records SRO, a Czech Republic company, from the minority partner for £1.2m.

The management buyout of the distribution operation in Butzweilerhof, Germany (the financial effect of which was provided for in the Group's accounts for the year ended March 31, 2000) was completed during the year. The transaction involved the sale of the assets of the Butzweilerhof operation to the management team for DM7m (£2.2m) and the continuation of distribution services to the Group for a period.

(v) Project Typhoon

In July 2002, the Group entered into a joint venture agreement ('Project Typhoon') with Mr. Norman Cheng who subsequently joined the Group as Chairman of EMI South East Asia. Pursuant to that agreement, the Group agreed to establish and fund, on an ongoing basis, new businesses in the People's Republic of China, Hong Kong and Korea, in which Mr. Cheng has or will have an equity interest. It is envisaged that once these businesses are fully operational, Mr. Cheng will assume full responsibility for their management and will step

32. Related party transactions (continued)

down from his role as Chairman of EMI South East Asia. The Group has an option to buy, and Mr. Cheng has an option to sell, his equity interest in the joint venture businesses in 2009 at a price determined by reference to a formula based on a multiple of earnings over a three-year period. Such a price can be limited to not more that U.S.$100m.

33. Post-balance sheet events

On July 19, 2002 the Group announced that it would complete the purchase of the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era. The Group acquired an initial 50% of Jobete Music Co., Inc in 1997. It acquired a further 30% on April 10, 2003 for a consideration of U.S.$109.3m. The minority shareholder has the right to require the Group to buy the remaining shareholding at a date not earlier than April 2004 and not later than April 2005, failing which the Group has the option, exercisable in October 2005, to purchase the shareholding. The consideration payable for the remaining 20% will be not less than U.S.$75.1m and not more than U.S.$86.3m.

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THE ISSUER

EMI Group plc
27 Wrights Lane
London W8 5SW
United Kingdom

OUR LEGAL ADVISORS

As to United States law
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle
10 Noble Street
London EC2V 7JU
United Kingdom

As to English law
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

LEGAL ADVISORS TO THE INITIAL PURCHASERS

As to United States and English law
Latham & Watkins
99 Bishopsgate
Eleventh Floor
London EC2M 3XF
United Kingdom

OUR AUDITORS

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU
United Kingdom

TRUSTEE

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

PRINCIPAL PAYING AGENT & REGISTRAR

The Bank of New York
One Canada Square
London E14 5AL
United Kingdom

REGISTRAR AND PAYING AGENT

The Bank of New York
101 Barclay Street, Floor 21W
New York, New York 10286
United States

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EMI Music Publishing
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Sum 41

€ 425,000,000

EMI Group plc

8.625% Senior Notes due 2013

OFFERING MEMORANDUM

September 29, 2003